Filed Pursuant to Rule 424(b)(4)
Registration No. 333-169025
PROSPECTUS
2,000,000 Shares
VERINT SYSTEMS INC.
Common Stock

This prospectus relates to the sale of 2,000,000 shares of our common stock by the sole selling stockholder identified in this prospectus, Comverse Technology, Inc. (Comverse). Comverse is our majority stockholder and, as of December 24, 2010, it beneficially owned 61.3% of our common stock assuming conversion of all of our Series A Convertible Preferred Stock, par value $0.001 per share. We will not receive any of the proceeds from the sale of these shares. Our common stock is traded on the NASDAQ Global Market under the symbol “VRNT”. On January 10, 2011, the last reported sale price of our common stock on the NASDAQ Global Market was $35.20 per share.
Investing in our common stock involves a high degree of risk. Before buying any shares of our common stock, you should carefully consider the risks set out under “Risk Factors”, beginning on page 11 of this prospectus.

	Per Share	Total
Public offering price	$35.00	$70,000,000
Underwriting discounts and commissions	$1.75	$3,500,000
Proceeds, before expenses, to the selling stockholder	$33.25	$66,500,000
The underwriters have the option to purchase up to 300,000 additional shares from the selling stockholder at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares on or about January 14, 2011.
Credit Suisse
Barclays Capital            Morgan Stanley
RBC Capital Markets       Oppenheimer & Co.
Prospectus dated January 10, 2011

We, the selling stockholder, and the underwriters have not authorized any other person to provide you with information different from that contained in this prospectus. The selling stockholder is offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.
Some of the industry and market data contained in this prospectus are based on independent industry publications or other publicly available information, which we believe is reliable but have not independently verified, while other information is based on our internal sources.
VERINT, the VERINT logo, ACTIONABLE INTELLIGENCE, POWERING ACTIONABLE INTELLIGENCE, INTELLIGENCE IN ACTION, ACTIONABLE INTELLIGENCE FOR A SMARTER WORKFORCE, VERINT VERIFIED, WITNESS ACTIONABLE SOLUTIONS, STAR-GATE, RELIANT, VANTAGE, X-TRACT, NEXTIVA, EDGEVR, ULTRA, AUDIOLOG, WITNESS, the WITNESS logo, IMPACT 360, the IMPACT 360 logo, IMPROVE EVERYTHING, EQUALITY, CONTACTSTORE, EYRETEL, BLUE PUMPKIN SOFTWARE, BLUE PUMPKIN, the BLUE PUMPKIN logo, EXAMETRIC and the EXAMETRIC logo, CLICK2STAFF, STAFFSMART, AMAE SOFTWARE and the AMAE logo are trademarks and registered trademarks of Verint Systems Inc. Other trademarks mentioned in this prospectus are the property of their respective owners.

i

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information set forth in “Risk Factors” and the information incorporated herein by reference, before making an investment decision. In this prospectus, “Verint”, “we”, “us”, and “our” refer to Verint Systems Inc. and its subsidiaries, unless the context otherwise requires.
Verint Systems Inc.
Our Company
Verint is a global leader in Actionable Intelligence® solutions and value-added services. Our solutions enable organizations of all sizes to make timely and effective decisions to improve enterprise performance and make the world a safer place. More than 10,000 organizations in over 150 countries — including over 80% of the Fortune 100 — use Verint Actionable Intelligence solutions to capture, distill, and analyze complex and underused information sources, such as voice, video, and unstructured text.
In the enterprise market, our workforce optimization solutions help organizations enhance customer service operations in contact centers, branches, and back-office environments to increase customer satisfaction, reduce operating costs, identify revenue opportunities, and improve profitability. In the security intelligence market, our video intelligence, public safety, and communications intelligence solutions are vital to government and commercial organizations in their efforts to protect people and property and neutralize terrorism and crime.
We have established leadership positions in both the enterprise workforce optimization and security intelligence markets by leveraging our core competency in developing highly scalable, enterprise-class applications with advanced, integrated analytics for both unstructured and structured information. Our innovative solutions are developed by approximately 800 employees in research and development, representing approximately one-third of our total employees, and are evidenced by more than 480 patents and patent applications worldwide. In addition, we offer a range of customer services, from initial implementation to ongoing maintenance and support, to maximize the value our customers receive from our Actionable Intelligence solutions and to allow us to extend our customer relationships beyond the initial sale.
Our Markets — Enterprise Workforce Optimization and Security Intelligence
We deliver our Actionable Intelligence solutions to the enterprise workforce optimization and security intelligence markets across a wide range of industries, including financial services, retail, healthcare, telecommunications, law enforcement, government, transportation, utilities, and critical infrastructure. Much of the information available to organizations in these industries is unstructured, residing in telephone conversations, video streams, Web pages, email, and other forms of text communication. We provide our advanced Actionable Intelligence solutions through our Enterprise Workforce Optimization (Workforce Optimization solutions), Video Intelligence (Video Intelligence solutions), and Communications Intelligence and Investigative (Communications Intelligence solutions) segments to enable our customers to collect and analyze large amounts of both structured and unstructured information in order to make better decisions.
Our Workforce Optimization Segment
We are a leading provider of enterprise workforce optimization software and services. Our solutions enable organizations to extract and analyze valuable information from customer interactions and related operational data in order to make more effective, proactive decisions for optimizing the performance of their customer service operations, improving the customer experience, and enhancing compliance. Marketed under the Impact 360® brand to contact centers, back offices, branch and remote offices, and public safety centers, these solutions comprise a unified suite of enterprise workforce optimization applications and services that include Internet Protocol (IP) and

Time-Division Multiplexing (TDM) voice recording, quality monitoring, speech and data analytics, workforce management, customer feedback, eLearning and coaching, performance management, and desktop process analytics.
The Workforce Optimization Market and Trends
We believe that customer service is viewed more strategically than in the past, particularly by organizations whose interactions with customers regarding sales and services take place primarily through contact centers. Consistent with this trend, we believe that organizations seek workforce optimization solutions that enable them to strike a balance among driving sales, managing operating costs, and delivering the optimal customer experience.
We believe that key trends driving demand for our Workforce Optimization solutions include:
•	Integration of workforce optimization applications to improve collaboration among various functions throughout the enterprise.

•	Greater insight through customer interaction analytics to improve the performance of customer service operations.

•	Adoption of workforce optimization across the enterprise to enable performance measurement and improvement, consistent with what has historically been done in the contact center.

•	Migration to Voice over Internet Protocol (VoIP) technologies, which typically require new deployments of workforce optimization solutions designed to support IP or hybrid TDM/IP environments.
Based on industry sources, we believe that revenue for workforce optimization vendors was at least $1.0 billion in 2009. See “Risk Factors—Risks Related to Our Business—Competition and Markets—Our business is impacted by changes in general economic conditions and information technology spending in particular.”
Our Strengths in the Workforce Optimization Market
We believe that the following competitive strengths will enable us to sustain our leadership in the workforce optimization market:
•	Our comprehensive, unified suite of workforce optimization applications offers our customers many advantages in terms of both functionality and total cost of ownership.

•	Our advanced customer interaction analytics enable our customers to better understand workforce performance, the customer experience, and the factors underlying important business trends.

•	Our compelling Workforce Optimization solutions for back-office and branch operations enable the same type of performance measurement and improvement that has historically been available to contact centers.

•	Our focus on delivering best-in-class customer service helps enable our customers to derive maximum value from our Actionable Intelligence solutions.

•	Our strong Original Equipment Manufacturer (OEM) partner relationships expand our market coverage and provide our customers tighter integration with certain third-party solutions.
Our Video Intelligence Segment
We are a leading provider of networked IP video solutions designed to optimize security and enhance operations. Our Video Intelligence Solutions™ portfolio includes IP video management software and services, edge devices for capturing, digitizing, and transmitting video over different types of wired and wireless networks, video analytics, and networked Digital Video Recorders (DVRs). Marketed under the Nextiva® brand, this portfolio enables organizations to deploy an end-to-end IP video solution with analytics or evolve to IP video operations without discarding their previous investments in analog Closed Circuit Television (CCTV) technology.
The Networked IP Video Market and Trends
We believe that terrorism, crime, and other security threats around the world are generating demand for advanced video security solutions that can help detect threats and prevent security breaches. Consistent with this trend, the video security market continues to experience a technology transition from relatively passive analog CCTV video systems, which use analog equipment and closed networks and generally provide only basic video recording and viewing, to more sophisticated, proactive, network-based IP video systems that use video management software to efficiently collect, manage, and analyze large amounts of video over networks and utilize video analytics.
We participate in the multibillion dollar security industry, which consists of many smaller targeted submarkets, including video intelligence. We believe that video security is going through the aforementioned transition, and companies such as Verint that have a broad IP solution portfolio can benefit by helping customers migrate to and benefit from IP technology.
Our Strengths in the Networked IP Video Market
We believe that the following competitive strengths will enable us to sustain our leadership in the video intelligence market:
•	Our broad IP video solutions portfolio enables organizations to generate Actionable Intelligence from video and related data.

•	Our open platform facilitates interoperability with our customers’ existing business and security systems and with complementary third-party products.

•	We are able to help our customers cost-effectively migrate to networked IP video without the need to discard their analog CCTV investments.
Our Communications Intelligence Segment
We are a leading provider of Communications Intelligence solutions that help law enforcement, national security, intelligence, and civilian government agencies effectively detect, investigate, and neutralize criminal and terrorist threats. Our solutions are designed to handle massive amounts of unstructured and structured information from different sources, quickly make sense of complex scenarios, and generate evidence and intelligence. Our portfolio includes solutions for communications interception, service provider compliance, mobile location tracking, fusion and data management, Web intelligence, and tactical communications intelligence.
The Communications Intelligence Solutions Market and Trends
We believe that terrorism, criminal activities, including financial fraud and drug trafficking, and other security threats, combined with an expanding range of communication and information media, are driving demand for innovative security solutions that collect, integrate, and analyze information from voice, video, and data communications, as well as from other sources, such as private and public databases.
We believe that key trends driving demand for our Communications Intelligence solutions include:
•	Increasingly complex communications networks and growing network traffic, in particular in IP and mobile networks.

•	Growing demand for advanced intelligence and investigative solutions that enable law enforcement and government agencies to integrate and analyze information from multiple sources.

•	Legal and regulatory compliance requirements.
We participate in the multibillion dollar security industry, which consists of many smaller targeted submarkets, including communications intelligence. We believe, because of the trends discussed above, that companies such as Verint that have a broad and scalable communications intelligence portfolio and a deep understanding of customer challenges can benefit by helping law enforcement and government agencies generate Actionable Intelligence.
Our Strengths in the Communications Intelligence Market
We believe that the following competitive strengths will enable us to sustain our leadership in the communications intelligence market:
•	Our broad Communications Intelligence portfolio is designed to handle massive amounts of unstructured and structured information from different sources (including fixed and mobile networks, IP networks, and the Internet), can quickly make sense of complex scenarios, and can generate evidence and intelligence.

•	Our solutions can be deployed on a stand-alone basis or provided as part of a comprehensive, large-scale system and can also interface with third-party systems. This flexibility addresses the needs of various government agencies that require advanced, scalable solutions.

•	Our long-term customer relationships allow us to gain insight into emerging challenges and to develop new security solutions for a broader set of customers.
Our Strategy
Our strategy to further enhance our position as a leading provider of enterprise workforce optimization and security intelligence solutions worldwide includes the following key elements:
•	Continue to drive the development of Actionable Intelligence solutions for unstructured data. We were a pioneer in the development of solutions that help businesses and governmental organizations derive intelligence from unstructured data. We intend to continue our leadership in this area and to further drive the adoption of Actionable Intelligence solutions by delivering solutions to the enterprise workforce optimization and security intelligence markets that integrate Actionable Intelligence from unstructured data with data from other sources, including structured data, and that are designed to provide a high return on investment.

•	Maintain market leadership through innovation and customer centricity. We believe that to compete successfully we must continue to introduce solutions that better enable customers to derive Actionable Intelligence from their unstructured data. In order to do this, we intend to continue to make significant investments in research and development, protect our intellectual property through patents and other means, and maintain a regular dialogue with our customers in order to understand their business objectives and requirements.

•	Continue to expand our market presence through partnerships and alliances including OEM relationships. We have expanded our partnerships and alliances with integrators, resellers, distributors, OEMs and others. We believe that these relationships broaden our market coverage and we intend to continue expanding our existing relationships and creating new ones.

•	Augment our organic growth with acquisitions. We examine acquisition opportunities regularly as a means to add technology, increase our geographic presence, enhance our market leadership, or expand into adjacent markets. Historically, we have engaged in acquisitions for all these purposes and expect to continue doing so in the future, as strategic opportunities arise.

Recent Developments
Beginning with our Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2010 filed in June 2010, we resumed making timely filings with the Securities and Exchange Commission (SEC) after an extended filing delay. We have also filed Annual Reports on Form 10-K containing audited financial information for all prior periods for which we had not previously filed reports and Quarterly Reports on Form 10-Q for certain other periods. For more information about our extended filing delay arising from previously announced accounting reviews and internal investigations at our majority stockholder, Comverse Technology, Inc. (Comverse), and at Verint, together with the resulting restatement of certain items and the making of other corrective adjustments to our previously-filed historical financial statements, see our comprehensive Annual Report on Form 10-K for the years ended January 31, 2008, 2007, and 2006 filed on March 17, 2010.
We previously reported that on March 3, 2010, the SEC issued an Order Instituting Proceedings pursuant to Section 12(j) of the Securities Exchange Act of 1934, as amended (Exchange Act) to suspend or revoke the registration of our common stock because of our previous failure to file certain annual and quarterly reports. On May 28, 2010, we entered into an agreement in principle with the SEC’s Division of Enforcement regarding the terms of a settlement of the Section 12(j) proceeding, which agreement was subject to approval by the SEC. On June 18, 2010, we satisfied the requirements of such agreement and subsequently submitted an Offer of Settlement to the SEC. On July 28, 2010, the SEC issued an Order accepting our Offer of Settlement and dismissing the Section 12(j) proceeding.
On July 6, 2010, our common stock was relisted on the NASDAQ Global Market under the symbol “VRNT”.
In July 2010, we amended our credit agreement to, among other things, (i) change the method of calculation of the applicable interest rate margin to be based on Verint’s consolidated leverage ratio from time to time, (ii) add a 1.50% London Interbank Offered Rate (LIBOR) floor, (iii) increase the aggregate amount of incremental revolving commitment and term loan increases permitted under the credit agreement from $50.0 million to $200.0 million, and (iv) make certain changes to the negative covenants, including providing covenant relief with respect to the permitted consolidated leverage ratio. Also in July 2010, we amended our credit agreement to increase the revolving credit commitments thereunder from $15.0 million to $75.0 million. In addition, in July 2010 we terminated the interest rate swap we entered into in May 2007 in connection with entry into the credit agreement that had, in effect, fixed our interest exposure with respect to $450.0 million of the term loans thereunder at a 5.18% interest rate. To terminate the swap prior to its May 2011 maturity, we paid approximately $21.7 million to the counterparty, representing the approximate present value of the expected remaining quarterly settlement payments that otherwise were to have been due from us thereafter.
On October 5, 2010, the conversion feature of our Series A Convertible Preferred Stock, par value $0.001 per share (preferred stock), was approved by our stockholders at a special meeting of our stockholders. See “— Corporate History and Information” below for more information on Comverse’s ownership of our preferred stock.
In December 2010, we repaid the $15.0 million previously borrowed under our revolving credit facility.
Corporate History and Information
As of December 24, 2010, Comverse beneficially owned 61.3% of our common stock assuming conversion of all of our preferred stock. After giving effect to this offering, Comverse will hold approximately 57.1% of our common stock assuming conversion of all of our preferred stock into shares of our common stock and no exercise of the underwriters’ over-allotment option and approximately 56.4% of our common stock assuming conversion of all of our preferred stock into shares of our common stock and full exercise of the underwriters’ over-allotment option. See “Principal and Selling Stockholders”. Because Comverse holds more than 50% of the voting power for the election of our directors, Comverse exerts a controlling interest on our board of directors, which has determined that we are eligible to and should rely on the “controlled company” exemption under NASDAQ Listing Rule 5615(c). As a result of our reliance on this exemption, we are not required to have a majority independent board or fully independent standing nominating and compensation committees. See “Risk Factors — Risks Related to Our Internal Investigation, Restatement, Internal Controls, and Ownership — Our stockholders do not have the same protections generally available to stockholders of other NASDAQ-listed companies because we are currently a ‘controlled company’ within the meaning of the NASDAQ Listing Rules” for more information on the risks we face in connection with our status as a “controlled company” and “Risk Factors — Risks Related to Our Internal Investigation, Restatement, Internal Controls, and Ownership — Comverse can control our business and affairs, including our board of directors, and will continue to control us after this offering” for more information on the risks we face in connection with Comverse’s beneficial ownership of a majority of our common stock.
Our principal executive offices are located at 330 South Service Road, Melville, New York 11747. Our telephone number at that address is (631) 962-9600. Our website is www.verint.com. The information contained on, or that can be accessed through, our website is not part of this prospectus, and you should not rely on any such information in making a decision about whether to purchase shares of our common stock.
Risks That We Face
You should consider carefully the risks described under the “Risk Factors” section and elsewhere in this prospectus. These risks could materially and adversely impact our business, financial condition, operating results, and cash flow, which could cause the trading price of our common stock to decline and could result in a partial or total loss of your investment.

The Offering

Common stock offered by the selling stockholder	2,000,000 shares

Selling stockholder	Comverse Technology, Inc.

Common stock outstanding (both before and after this offering) (1)	36,791,461 shares

Use of Proceeds	We will not receive any proceeds from the sale of shares by the selling stockholder.

NASDAQ Global Market symbol	“VRNT”

(1)	The common stock to be outstanding after this offering is based on the number of shares outstanding as of December 24, 2010, which excludes:

•	approximately 2.1 million shares of common stock issuable upon exercise of stock options outstanding as of such date, at a weighted average exercise price of $26.50 per share;

•	approximately 2.4 million shares of common stock issuable upon the vesting of restricted stock units outstanding as of such date;

•	approximately 2.2 million shares of common stock reserved as of such date for future issuance under our equity incentive plans; and

•	approximately 10.3 million shares of common stock issuable upon the conversion of our preferred stock if it were converted as of such date.

Summary Consolidated Financial Information
The summary consolidated statements of operations data for the years ended January 31, 2010, 2009 and 2008 and the summary consolidated balance sheet data as of January 31, 2010 and 2009 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the three and nine months ended October 31, 2010 and 2009 and summary consolidated balance sheet data as of October 31, 2010 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments necessary for the fair presentation of the financial information contained in those statements. Historical results are not necessarily indicative of results to be expected in the future.
You should read the summary consolidated financial data below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.
Consolidated Statements of Operations Data

	Three Months Ended		Nine Months Ended
	October 31,		October 31,		Year Ended January 31,
in thousands (except per share data)	2010	2009	2010	2009	2010	2009	2008
Revenue	$186,641	$186,480	$539,930	$530,897	$703,633	$669,544	$534,543
Operating income (loss)	30,393	23,735	50,210	73,453	65,679	(15,026)	(114,630)
Net income (loss)	18,388	13,315	15,163	35,369	17,100	(78,577)	(197,545)
Net income (loss) attributable to Verint Systems Inc.	17,174	13,176	12,441	34,408	15,617	(80,388)	(198,609)
Net income (loss) attributable to Verint Systems Inc. common shares	13,582	9,733	1,892	24,297	2,026	(93,452)	(207,290)

Net income (loss) per share attributable to Verint Systems Inc.:
Basic	$0.38	$0.30	$0.06	$0.75	$0.06	$(2.88)	$(6.43)
Diluted	0.36	0.29	0.05	0.74	0.06	(2.88)	(6.43)
Weighted-average shares:
Basic	35,368	32,471	33,785	32,465	32,478	32,394	32,222
Diluted	47,679	33,330	36,525	32,879	33,127	32,394	32,222

Other financial data:
Non-GAAP operating income (1)	$53,105	$55,240	$141,707	$157,048	$195,627	$120,444	$75,405
Non-GAAP net income attributable to Verint Systems Inc. (1)	43,770	42,180	99,917	112,599	132,963	69,627	41,745
Consolidated Balance Sheet Data

	October 31,	January 31,
in thousands	2010	2010	2009
Total assets	$1,353,052	$1,396,337	$1,337,393
Long-term debt, including current maturities	598,234	620,912	625,000
Preferred stock	285,542	285,542	285,542
Total stockholders’ equity (deficit)	51,873	(14,567)	(76,070)

(1)	Each of non-GAAP operating income and non-GAAP net income attributable to Verint Systems Inc. is a financial measure not prepared in accordance with generally accepted accounting principles (GAAP).

A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures appears at the end of this summary consolidated financial information. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations”.
Non-GAAP financial measures should not be considered in isolation or as a substitute for comparable GAAP financial measures. The non-GAAP financial measures we present have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP and these non-GAAP financial measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP financial measures. These non-GAAP financial measures do not represent discretionary cash available to us to invest in the growth of our business, and we may in the future incur expenses similar to the adjustments made in these non-GAAP financial measures.
We believe that the non-GAAP financial measures we present provide meaningful supplemental information regarding our operating results primarily because they exclude certain non-cash charges or items that we do not believe are reflective of our ongoing operating results when budgeting, planning and forecasting, determining compensation, and when assessing the performance of our business with our individual operating segments or our senior management. We believe that these non-GAAP financial measures also facilitate the comparison by management and investors of results between periods and among our peer companies. However, those companies may calculate similar non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.
Non-GAAP operating income
We define non-GAAP operating income as operating income (loss) adjusted to eliminate (i) revenue adjustments related to acquisitions, (ii) amortization and impairment of acquired technology, (iii) amortization of other acquired intangible assets, (iv) impairments of goodwill and other acquired intangible assets, (v) in-process research and development, (vi) integration costs, (vii) restructuring costs, (viii) other legal expenses (recoveries), (ix) stock-based compensation expenses, (x) other adjustments, and (xi) expenses related to our filing delay.
The following table provides further information regarding these adjustments and reconciles GAAP operating income (loss) to non-GAAP operating income. The footnotes for this reconciliation appear at the end of this summary consolidated financial information.

	Three Months Ended		Nine Months Ended
	October 31,		October 31,		Year Ended January 31,
in thousands	2010	2009	2010	2009	2010	2009	2008
GAAP operating income (loss)	$30,393	$23,735	$50,210	$73,453	$65,679	$(15,026)	$(114,630)
Revenue adjustments related to acquisitions (a)	—	—	—	—	—	5,890	37,254
Amortization and impairment of acquired technology (b) (c)	2,256	1,973	6,709	6,049	8,021	9,024	8,018
Amortization of other acquired intangible assets (b)	5,376	5,376	16,053	16,892	22,268	25,249	19,668
Impairments of goodwill and other acquired intangible assets (c)	—	—	—	—	—	25,961	22,934
In-process research and development (d)	—	—	—	—	—	—	6,682
Integration costs (e)	—	—	—	—	—	3,261	10,980
Restructuring costs (f)	—	—	—	24	141	5,685	3,308
Other legal expenses (recoveries) (g)	—	—	—	—	—	(4,292)	8,708
Stock-based compensation expenses (h)	13,090	11,682	39,095	31,376	44,245	36,011	31,061
Other adjustments (i)	1,175	—	2,546	—	762	—	—
Expenses related to our filing delay (j)	815	12,474	27,094	29,254	54,511	28,681	41,422

Non-GAAP operating income	$53,105	$55,240	$141,707	$157,048	$195,627	$120,444	$75,405

Non-GAAP net income attributable to Verint Systems Inc.
We define non-GAAP net income attributable to Verint Systems Inc. as net income (loss) attributable to Verint Systems Inc. adjusted to eliminate (i) revenue adjustments related to acquisitions, (ii) amortization and impairment of acquired technology, (iii) amortization of other acquired intangible assets, (iv) impairments of goodwill and other acquired intangible assets, (v) in-process research and development, (vi) integration costs, (vii) restructuring costs, (viii) other legal expenses (recoveries), (ix) stock-based compensation expenses, (x) other adjustments, (xi) expenses related to our filing delay, (xii) unrealized gains and losses on investments and derivatives, and (xiii) non-cash tax adjustments.
The following table provides further information regarding these adjustments and reconciles GAAP net income (loss) attributable to Verint Systems Inc. to non-GAAP net income attributable to Verint Systems Inc. The footnotes for this reconciliation appear at the end of this summary consolidated financial information.

	Three Months Ended		Nine Months Ended
	October 31,		October 31,		Year Ended January 31,
in thousands	2010	2009	2010	2009	2010	2009	2008
GAAP net income (loss) attributable to Verint Systems Inc.	$17,174	$13,176	$12,441	$34,408	$15,617	$(80,388)	$(198,609)
Revenue adjustments related to acquisitions (a)	—	—	—	—	—	5,890	37,254

Amortization and impairment of acquired technology (b)(c)	2,256	1,973	6,709	6,049	8,021	9,024	8,018
Amortization of other acquired intangible assets (b)	5,376	5,376	16,053	16,892	22,268	25,249	19,668
Impairments of goodwill and other acquired intangible assets (c)	—	—	—	—	—	25,961	22,934
In-process research and development (d)	—	—	—	—	—	—	6,682
Integration costs (e)	—	—	—	—	—	3,261	10,980
Restructuring costs (f)	—	—	—	24	141	5,685	3,308
Other legal expenses (recoveries) (g)	—	—	—	—	—	(4,292)	8,708
Stock-based compensation expenses (h)	13,090	11,682	39,095	31,376	44,245	36,011	31,061
Other adjustments (i)	1,175	—	2,546	—	762	—	—
Expenses related to our filing delay (j)	815	12,474	27,094	29,254	54,511	28,681	41,422
Unrealized gains and losses on investments and derivatives (k)	922	(634)	(6,840)	(4,477)	(8,049)	(1,807)	26,703
Non-cash tax adjustments (l)	2,962	(1,867)	2,819	(927)	(4,553)	16,352	23,616

Non-GAAP net income attributable to Verint Systems Inc.	$43,770	$42,180	$99,917	$112,599	$132,963	$69,627	$41,745

(a)	Revenue adjustments related to acquisitions represent (1) the impact of fair value adjustments required under GAAP relating to acquired customer support contracts that would have otherwise been recognized on a standalone basis and (2) certain sales concession adjustments relating to accounts receivable balances that existed prior to the acquisition date, in each case with respect to the acquisition of Witness Systems, Inc. (Witness) in May 2007.

(b)	Amortization of acquired technology, and amortization of other acquired intangible assets, represent the amortization of intangible assets acquired in business combinations. These expenses are non-cash charges, which are inconsistent in amount and frequency and are significantly impacted by the timing and size of acquisitions.

(c)	Impairments of acquired technology, and impairments goodwill and other acquired intangible assets, represent impairments of goodwill and intangible assets acquired in business combinations. These expenses are non-cash charges that we do not believe are reflective of our ongoing operations.

(d)	In-process research and development represent the fair value of incomplete research and development projects that had not yet reached technological feasibility and had no known alternative future use as of the date of acquisition. These expenses are non-cash charges that we do not believe are reflective of our ongoing operations.

(e)	Integration costs represent expenses directly related to the integration of Witness that we do not believe are reflective of our ongoing operations.

(f)	Restructuring costs represent expenses associated with the restructuring of our operations due to internal or external factors that we do not believe are reflective of our ongoing operations.

(g)	Other legal expenses (recoveries) represents other legal fees and settlements associated with certain intellectual property litigation assumed in connection with the Witness acquisition that we do not believe are reflective of our ongoing operations.

(h)	Stock-based compensation expenses represent expenses related to stock options, restricted stock awards, and units and phantom stock that are primarily non-cash charges. In recent periods we also incurred significant cash-settled stock compensation due to our extended filing delay and restrictions on our ability to issue new shares of common stock to our employees.

(i)	Other adjustments represent legal and other professional fees associated with acquisitions and certain extraordinary transactions, in both cases, whether or not consummated, that we do not believe are reflective of our ongoing operations.

(j)	Expenses related to our filing delay represent expenses associated with our restatement of previously filed financial statements and our extended filing delay. These expenses included professional fees and related expenses as well as expenses associated with a special cash retention program, in each case that we do not believe are reflective of our ongoing operations.

(k)	Unrealized gains and losses on investments and derivatives represent investment write-down in auction rate securities and unrealized gain/(loss) on embedded derivatives, interest rate swaps, and foreign currency derivatives. These gains/(losses) are non-cash charges.

(l)	Non-cash tax adjustments represent the difference between the amount of taxes we actually paid and our GAAP tax provision on an annual basis. On a quarterly basis, this adjustment reflects our expected annual effective tax rate on a cash basis.

RISK FACTORS
You should carefully consider the following risks before investing in our common stock. These risks could materially affect our business, results of operations or financial condition and cause the trading price of our common stock to decline. You could lose part or all of your investment. Other factors currently considered immaterial or unknown to us may have a material adverse impact on our future operations.
Risks Related to Our Internal Investigation, Restatement, Internal Controls, and Ownership
We face challenges in completing our future SEC filings and cannot assure you that risks associated with our previous extended filing delay have been eliminated or will not adversely affect us.
Although we have filed all periodic reports required by our agreement in principle with the SEC staff, we cannot assure you that we will be able to timely complete our future SEC filings (as discussed in greater detail in the risk factors below), and risks associated with our previous extended filing delay may persist or intensify. Notwithstanding the completion of these filings and the re-listing of our common stock on the NASDAQ Global Market, customers, partners, investors, and employees may have lingering concerns about us or our financial condition in light of our extended filing delay, the recently dismissed SEC administrative proceeding, our previous de-listing, or general reputational harm caused by the foregoing. See “—We were the subject of an SEC investigation relating to our reserve and stock option accounting practices and an SEC proceeding relating to our failure to timely file required SEC reports”. These concerns may result in the potential loss or deferral of business opportunities or relationships or may increase the costs to us of engaging in such opportunities. If we are unable to timely file our future SEC filings or if continuing concerns on the part of customers, partners, investors, or employees persist or intensify, our business, results of operations, financial condition, or stock price may be materially and adversely affected, or our common stock may be de-registered by the SEC and/or again de-listed by NASDAQ.
We have identified material weaknesses in our internal control over financial reporting as of January 31, 2010 that, if not remedied, could result in a failure to prevent or timely detect a material misstatement of our annual or interim financial statements.
Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(e) promulgated under the Exchange Act. Our management evaluated the design and effectiveness of our internal control over financial reporting as of January 31, 2010 and identified material weaknesses related to monitoring, financial reporting, revenue and cost of revenue, and income taxes. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of January 31, 2010. For further information about these material weaknesses, see “Controls and Procedures” under Item 9A of our Annual Report on Form 10-K for the year ended January 31, 2010 and Item 4 of our Quarterly Reports on Form 10-Q for the quarterly periods ended April 30, 2010, July 31, 2010 and October 31, 2010.
As of the date of this prospectus, we have implemented remedial measures designed to address the material weaknesses identified as of January 31, 2010 related to monitoring, financial reporting, revenue and cost of revenue, and income taxes.
As previously reported under Item 9A “Controls and Procedures” of our Annual Report on Form 10-K for the year ended January 31, 2010, we implemented the following remedial measures:
Monitoring
•	designed and are completing our implementation of analytical procedures to review the financial results at each of our subsidiary locations on a regular basis;

Financial Reporting

•	formalized and communicated our critical accounting policies and procedures to ensure worldwide compliance with GAAP;

•	implemented rigorous policies and procedures related to accounts requiring management estimates, as well as other complex areas, which include multiple levels of review;

•	appointed a VP of Global Accounting to help ensure accurate consistent application of GAAP;

•	expanded our accounting policy and controls organization by creating and filling new positions with qualified accounting and finance personnel, increasing significantly the number of persons who are Certified Public Accountants (CPAs) or the CPA international equivalent;

Revenue and Cost of Revenue

•	expended substantial resources and performed extensive, substantive reviews of our revenue recognition and cost of revenue policies and procedures;

•	appointed a VP Finance and Global Revenue Controller and Regional Revenue Controllers, and established a centralized revenue recognition department to address complex revenue recognition matters and to provide oversight and guidance on the design of controls and processes to enhance and standardize revenue recognition accounting application;

•	significantly increased our investment in the design and implementation of enhanced information technology systems and user applications commensurate with the complexity of our business and our financial reporting requirements, including a broader and more sophisticated implementation of our Enterprise Resource Planning system, particularly in the area of revenue recognition accounting;

•	provided training to increase our general understanding of revenue recognition principles and enhance awareness of the implications associated with non-standard arrangements requiring specific revenue recognition;

Income Taxes

•	established a corporate tax department, which now includes a Vice President, Domestic Director, International Director, Tax Manager, and two full-time tax accountants;

•	engaged external tax advisors to prepare and/or review significant tax provisions for compliance with accounting guidance for income taxes, as well as any changes in local tax law;

•	implemented a tax software program designed to prepare the consolidated income tax provisions and related footnote disclosures;

•	engaged subject matter experts with specialized international and consolidated income tax knowledge to assist in creating, implementing, and documenting a consolidated tax process;

•	implemented policies and procedures related to amounts requiring management estimates, such as uncertain tax positions and valuation allowances, which include multiple levels of review;

•	implemented policies and procedures designed to standardize tax provision computations and ensure reconciliations of key tax accounts are accurate in all material respects and properly reviewed by management;

•	trained personnel involved in the preparation and review of income tax accounts; and

•	formalized internal reporting, monitoring, and oversight of tax compliance and tax audits.
In addition to the remedial efforts described above and as discussed in our Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2010, we have implemented the following remedial measures with respect to revenue and cost of revenue:

•	hired additional resources at our subsidiary locations with primary responsibility for revenue recognition;

•	implemented additional levels of review over various aspects of the revenue recognition process to ensure proper accounting treatment; and

•	conducted detailed training on the complexities of current GAAP related to software revenue recognition.

Further to the discussion in Item 4 of our Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2010, as of the date of this prospectus, we are not able to conclude that the identified material weaknesses have been remediated in these areas because these remedial measures have not been in place or had not been operating for a sufficient period of time or because these remedial measures are not intended to be executed until later in the year, as well as because the operating effectiveness of these measures has not yet been fully tested.
We continue to monitor the operation of these remedial measures as of the date of this prospectus and will perform an evaluation of the operating effectiveness of our internal control over financial reporting as of January 31, 2011. If these remedial measures are not operating effectively, or if additional material weaknesses in our internal controls are discovered in the future, we may fail to meet our future reporting obligations on a timely basis, our financial statements may contain material misstatements, our operating results may be harmed, and we may be subject to litigation. Any failure to remediate the identified material weaknesses or the identification of any additional material weaknesses in our internal controls would also adversely affect the results of future management evaluations regarding the effectiveness of our “internal control over financial reporting” that are required under Section 404 of the Sarbanes-Oxley Act of 2002. Continuing or future material weaknesses could also cause investors to lose confidence in our reported financial information, leading to a decline in our stock price.

The extraordinary processes underlying the preparation of the financial statements contained in this prospectus may not have been adequate, and our financial statements remain subject to the risk of future restatement.
The completion of our audits for the years ended January 31, 2010, 2009, 2008, 2007, and 2006, the restatement of certain items and the making of other corrective adjustments to our financial statements for periods through January 31, 2005, and the revenue recognition review undertaken in connection therewith, involved many months of review and analysis, including highly technical analyses of our contracts and business practices, equity-based compensation instruments, tax accounting, and the proper application of applicable accounting guidance. The completion of our financial statement audits also followed the completion of an extremely detailed forensic audit as part of our internal investigation. Given the complexity and scope of these exercises, and notwithstanding the very extensive time, effort, and expense that went into them, we cannot assure you that these extraordinary processes were adequate or that additional accounting errors will not come to light in the future in these or other areas.
In addition, relevant accounting rules and pronouncements are subject to ongoing interpretation by the accounting profession and refinement by various organizations responsible for promulgating and interpreting accounting principles. As a result, ongoing interpretations of these rules and pronouncements or the adoption of new rules and pronouncements could require changes in our accounting practices or financial reporting. We cannot assure you that, if such changes arise, we will be able to timely implement them or will not experience future reporting delays.
If additional accounting errors come to light in areas reviewed as part of our extraordinary processes or otherwise, or if ongoing interpretations of applicable accounting rules and pronouncements result in unanticipated changes in our accounting practices or financial reporting, future restatements of our financial statements may be required.
We cannot assure that our regular financial statement preparation and reporting processes are or will be adequate or that future restatements will not be required.
As discussed in the preceding risk factor, some of the processes underlying the preparation of the financial statements contained in this prospectus were extraordinary. We have now begun to rely and expect, going forward, to increasingly rely on our regular financial statement preparation and reporting processes. In addition to the remedial measures discussed in the risk factors above which are intended to address our identified material weaknesses, we continue to enhance our regular processes as of the date of this prospectus. As a result, until we are able to conclude that all material weaknesses have been remediated and, until other enhancements have been in place and operational for a longer period of time, we cannot assure you that the changes and enhancements made to date are adequate or will operate as expected. In addition, we cannot assure you that we will not discover additional errors, that future financial reports will not contain material misstatements or omissions, that future restatements will not be required, that additional material weaknesses in our internal controls over financial reporting will not be identified, or that we will be able to timely comply with our reporting obligations in the future.

The circumstances which gave rise to our internal investigation, restatement, and extended filing delay have resulted in litigation and continue to create the risk of litigation against us, which could be expensive and could damage our business.
Generally, companies that have undertaken internal investigations or restatements face greater risk of litigation or other actions. Although we have not been named as a defendant in any shareholder class actions or derivative lawsuits relating to our internal investigation, restatement, or extended filing delay, there can be no assurance that such actions or lawsuits will not be initiated against us or our current or former officers, directors, or other personnel in the future. Comverse and some of its former directors and officers and a current director were named as defendants in several class and derivative actions relating to Comverse’s internal investigations. In addition, we have in the past and may in the future become subject to litigation or threatened litigation from current or former personnel as a result of our suspension of option exercises during our extended filing delay period, the expiration of equity awards during such period, or other employment-related matters relating to our internal investigation, restatement, or extended filing delay. This litigation or any future litigation may be time consuming and expensive, and may distract management from the conduct of our business. Any such litigation could have a material adverse effect on our business, financial condition, and results of operations, and may expose us to costly indemnification obligations to current or former officers, directors, or other personnel, regardless of the outcome of such matter.
We were the subject of an SEC investigation relating to our reserve and stock option accounting practices and an SEC proceeding relating to our failure to timely file required SEC reports.
Comverse was the subject of an SEC investigation and resulting civil action regarding the improper backdating of stock options and other accounting practices, including the improper establishment, maintenance, and release of reserves, the reclassification of certain expenses, and the intentional inaccurate presentation of backlog. See “Legal Proceedings—Comverse Investigation-Related Matters” for more information concerning Comverse’s SEC investigation and related civil actions.
On July 20, 2006, we announced that, in connection with the SEC investigation into Comverse’s past stock option grants which was in process at that time, we had received a letter requesting that we voluntarily provide to the SEC certain documents and information related to our own stock option grants and practices. We voluntarily responded to this request. On April 9, 2008, as we previously reported, we received a “Wells Notice” from the staff of the SEC arising from the staff’s investigation of our past stock option grant practices and certain unrelated accounting matters. These accounting matters were also the subject of our internal investigation. On March 3, 2010, the SEC filed a settled enforcement action against us in the United States District Court for the Eastern District of New York relating to certain of our accounting reserve practices. Without admitting or denying the allegations in the SEC’s complaint, we consented to the issuance of a Final Judgment permanently enjoining us from violating Section 17(a) of the Securities Act of 1933, as amended (Securities Act), Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Exchange Act, and Rules 13a-1 and 13a-13 thereunder. The settled SEC action did not require us to pay any monetary penalty and sought no relief beyond the entry of a permanent injunction. The SEC’s related press release noted that, in accepting the settlement offer, the SEC considered our remediation and cooperation in the SEC’s investigation. The settlement was approved by the United States District Court for the Eastern District of New York on March 9, 2010.
We previously reported that on March 3, 2010 the SEC issued an Order Instituting Proceedings pursuant to Section 12(j) of the Exchange Act to suspend or revoke the registration of our common stock because of our previous failure to file certain annual and quarterly reports. On May 28, 2010, we entered into an agreement in principle with the SEC’s Division of Enforcement regarding the terms of a settlement of the Section 12(j) proceeding, which agreement was subject to approval by the SEC. On June 18, 2010, we satisfied the requirements of such agreement and subsequently submitted an Offer of Settlement to the SEC. On July 28, 2010, the SEC issued an Order accepting our Offer of Settlement and dismissing the Section 12(j) proceeding.
In addition, as a result of our acquisition of Witness, we are subject to an additional SEC inquiry relating to certain of Witness’ stock option grants. On October 27, 2006, Witness received notice from the SEC of an informal non-public inquiry relating to the stock option grant practices of Witness from February 1, 2000 through the date of the notice. On July 12, 2007, we received a copy of the Formal Order of Investigation from the SEC relating to substantially the same matter as the informal inquiry. We and Witness have fully cooperated, and intend to continue to fully cooperate, if called upon to do so, with the SEC regarding this matter. In addition, the U.S. Attorney’s Office for the Northern District of Georgia was given access to the documents and information provided by Witness to the SEC. While we have not heard from the SEC or the U.S. Attorney’s office on this matter since June 2008, we have no assurance that one or both will not further pursue the matter.
We cannot predict whether we will face additional government inquiries, investigations, or other actions related to these other matters or the outcome of any current or future matters. An adverse ruling in any regulatory proceeding could impose upon us fines, penalties, or other remedies which could have a material adverse effect on our results of operations and financial condition. Even if we are successful in defending against a regulatory proceeding, such a proceeding may be time consuming, expensive, and distracting from the conduct of our business and could have a material adverse effect on our business, financial condition, and results of operations. In the event of any such proceeding, we may also become subject to costly indemnification obligations to current or former officers, directors, or employees, which may or may not be covered by insurance.
We may not have sufficient insurance to cover our liability in any future litigation claims either due to coverage limits or as a result of insurance carriers seeking to deny coverage of such claims.
We face a variety of litigation-related liability risks, including liability for indemnification of (and advancement of expenses to) current and former directors, officers, and employees under certain circumstances, pursuant to our certificate of incorporation, by-laws, other applicable agreements, and/or Delaware law.
Prior to the announcement of the Comverse special committee investigation, our directors and officers were included in a director and officer liability insurance policy that covered all directors and officers of Comverse and its subsidiaries, which policy remains the sole source of insurance in connection with the matters related to such investigation. The Comverse insurance coverage may not be adequate to cover any claims against us in connection with such matters and may not be available to us due to the exhaustion of the coverage limits by Comverse in connection with the claims already asserted against Comverse and its personnel.
Following the announcement of the Comverse special committee investigation, we sought and obtained our own director and officer liability insurance policy for our directors and officers. We cannot assure you that the limits of our directors and officers liability insurance coverage will be sufficient to cover our potential exposure.
In addition, the underwriters of our present coverage or our old shared coverage with Comverse may seek to avoid coverage in certain circumstances based upon the terms of the respective policies, in which case we would have to self-fund any indemnification amounts owed to our directors and officers and bear any other uninsured liabilities.
If we do not have sufficient directors and officers insurance coverage under our present or historical insurance policies, or if our insurance underwriters are successful in avoiding coverage, our results of operations and financial condition could be materially adversely affected.
Our stockholders do not have the same protections generally available to stockholders of other NASDAQ-listed companies because we are currently a “controlled company” within the meaning of the NASDAQ Listing Rules.
The sole selling stockholder, Comverse, controls a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of NASDAQ Listing Rule 5615(c). As a controlled company, we qualify for and our board of directors, which is comprised of a majority of directors appointed by Comverse, may and intends to rely upon, exemptions from several corporate governance requirements, including requirements that:
•	a majority of the board of directors consist of independent directors;

•	compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee comprised solely of independent directors; and

•	director nominees be selected or recommended to the board of directors by a majority of its independent directors or by a nominating committee that is composed entirely of independent directors.
Additionally, Comverse has the right to have its nominees represented on our compensation committee and our corporate governance and nominating committee. Accordingly, our stockholders are not and will not be afforded the same protections generally as stockholders of other NASDAQ-listed companies for so long as Comverse’s designees to our board of directors represent a majority of our board and determine to rely upon such exemptions. See “— Risks Related to Our Internal Investigation, Restatement, Internal Controls, and Ownership — Comverse can control our business and affairs, including our board of directors, and will continue to control us after this offering” for more information on the risks we face in connection with Comverse’s beneficial ownership of a majority of our common stock.
We have been adversely affected as a result of being a consolidated, controlled subsidiary of Comverse and may continue to be adversely affected in the future.
We have been adversely affected as a result of being a consolidated, controlled subsidiary of Comverse and may continue to be adversely affected in the future. These adverse effects arise in part, though not exclusively, from the Comverse special committee investigation. Under applicable accounting rules, we were required to record stock-based compensation expenses on our books for Comverse stock options granted to our employees while we were a wholly owned subsidiary of Comverse which were found to have been improperly accounted for as part of the Comverse special committee investigation. Because we were dependent upon Comverse to provide us with the amount of these charges, we were forced to wait until the conclusion of the Comverse special committee investigation to record them, which was the initial reason we were not able to timely complete our required SEC filings. The subsequent expansion of the Comverse special committee investigation into other accounting issues further delayed our receipt of the required information. In addition, because of our previous inclusion in

Comverse’s consolidated tax group and our related tax sharing agreement with Comverse, as further discussed below, we were also forced to wait for Comverse to substantially complete its analysis of certain tax information, including information related to the net operating loss carryforwards (NOLs) allocated to us as of our May 2002 initial public offering (IPO), in order to complete the restatement of our historical financial statements, the preparation of our most recent annual financial statements, and associated audits. In addition to our own internal investigation and revenue recognition review, these investigations and reviews required significant time, expense, and management distraction, contributed to a protracted delay in the completion of our SEC filings, and have caused significant concerns on the part of customers, partners, investors, and employees.
Future delays at Comverse, if any, may again delay the completion of the preparation of our future financial statements, associated audits and SEC filings, which could have an adverse effect on our business. In addition, if errors are discovered in the information provided to us by Comverse, we may be required to correct or restate our financial statements. In part because of the issues identified at Comverse and our relationship with Comverse, we have also been subject to enhanced scrutiny by third parties, including customers, prospects, suppliers, service providers, and regulatory authorities, all of which have adversely affected our business, and the cost, duration, and risks associated with our restatement and audits have increased.
We may continue to be adversely affected by events at Comverse so long as we remain one of its majority-owned subsidiaries. In particular, Comverse’s strategic plans and related announcements regarding its assets, including its ownership interest in our stock, may adversely affect us or our business.
Our previous inclusion in Comverse’s consolidated tax group and our related tax sharing agreement with Comverse may expose us to additional tax liabilities.
Prior to our IPO in May 2002, we were included in Comverse’s United States federal income tax return. Following our IPO, we began filing a separate United States federal income tax return for our own consolidated group; however, we remained party to a tax-sharing agreement with Comverse for prior periods. As a result, Comverse may unilaterally make decisions that could impact our liability for income taxes for periods prior to the IPO. Additionally, adjustments to the consolidated group’s tax liability for periods prior to our IPO could affect our NOLs from Comverse and cause us to incur additional tax liability in future periods. The foregoing could result from, among other things, any agreements between Comverse and the Internal Revenue Service relating to issues that could be raised upon examination or the filing of amended United States federal income tax returns by Comverse on our behalf.
In addition, notwithstanding the terms of the tax sharing agreement, United States federal income tax law provides that each member of a consolidated federal income tax group is severally liable for the group’s entire tax obligation; as a result, under certain circumstances, we could be liable for taxes of other members of the Comverse consolidated group if, for example, United States federal income tax assessments were not paid. Similar principles apply for certain combined state income tax return filings.
Comverse can control our business and affairs, including our board of directors, and will continue to control us after this offering.
Because Comverse beneficially owns and following this offering will continue to beneficially own a majority of our common stock, Comverse effectively controls the outcome of all matters submitted for stockholder action, including the approval of significant corporate transactions, such as certain equity issuances or mergers and acquisitions. Our preferred stock, all of which is held by Comverse, entitles it to further control over significant corporate transactions. The conversion feature of the preferred stock was approved by our stockholders at a special meeting of our stockholders on October 5, 2010 and as a result became convertible into shares of our common stock at Comverse’s option. As of December 24, 2010, the preferred stock was convertible into approximately 10.3 million shares of our common stock, giving Comverse beneficial ownership of 61.3% of our common stock.
By virtue of its majority ownership stake, Comverse also has the ability, acting alone, to remove existing directors and/or to elect new directors to our board of directors to fill vacancies. At present, Comverse has appointed individuals who are officers, executives, or directors of Comverse as six of our eleven directors. These directors have fiduciary duties to both us and Comverse and may become subject to conflicts of interest on certain matters where Comverse’s interest as majority stockholder may not be aligned with the interests of our minority stockholders. In addition, if we fail to repurchase the preferred stock as required upon a fundamental change, then the number of directors constituting the board of directors will be increased by two and Comverse will have the right to elect two directors to fill such vacancies.
As a consequence of Comverse’s control over the composition of our board of directors, Comverse can also exert a controlling influence on our management, direction and policies, including the ability to appoint and remove our officers, engage in certain corporate transactions, including debt financings, or, subject to the terms of our credit agreement, declare and pay dividends.
We may lose business opportunities to Comverse that might otherwise be available to us.
In connection with our May 2002 IPO, we entered into a business opportunities agreement with Comverse that addresses certain potential conflicts of interest between Comverse and us. This agreement allocates between Comverse and us opportunities to pursue transactions or matters that, absent such allocation, could constitute corporate opportunities of both companies. In general, we are precluded under this agreement from pursuing opportunities offered to officers or employees of Comverse who may also be our directors, officers, or employees, unless Comverse fails to pursue these opportunities. As a result, we may lose valuable business opportunities to Comverse, which could have an adverse effect on our results of operations.
As a result of the delay in completing our financial statements, the timing and cost of raising capital may be adversely affected.
As a result of the delay in completing our financial statements, we will remain ineligible to use Form S-3 to register securities until we have timely filed all required reports under the Exchange Act for a period of at least 12 calendar months. In the meantime, we would need to continue to use Form S-1 to register securities with the SEC for capital raising transactions or issue such securities in private placements, in either case, potentially increasing the time required and costs of raising capital during that period.
Risks Related to Our Business
Competition and Markets
Our business is impacted by changes in general economic conditions and information technology spending in particular.
Our business is subject to risks arising from adverse changes in domestic and global economic conditions. Slowdowns or recessions around the world may cause companies and governments to delay, reduce, or even cancel planned spending. In particular, declines in information technology spending have affected the market for our products, especially in industries that are or have experienced significant cost-cutting. Customers or partners who are facing business challenges or liquidity issues are also more likely to delay purchase decisions or cancel orders, as well as to delay or default on payments. If customers or partners significantly reduce their spending with us or significantly delay or fail to make payments to us, our business, results of operations, and financial condition would be materially adversely affected. Moreover, as a result of recent economic conditions, like many companies, we engaged in significant cost-saving measures over the last two years. We cannot assure you that these measures will not negatively impact our ability to execute on our objectives and grow in the future, particularly if we are not able to invest in our business as a result of a protracted economic downturn.
Intense competition in our markets and competitors with greater resources than us may limit our market share, profitability, and growth.
We face aggressive competition from numerous and varied competitors in all of our markets, making it difficult to maintain market share, remain profitable, and grow. Even if we are able to maintain or increase our market share for a particular product, revenue or profitability could decline due to pricing pressures, increased competition from other types of products, or because the product is in a maturing industry.

Our competitors may be able to more quickly develop or adapt to new or emerging technologies, better respond to changes in customer requirements or preferences, or devote greater resources to the development, promotion, and sale of their products. Some of our competitors have, in relation to us, longer operating histories, larger customer bases, longer standing relationships with customers, greater name recognition, and significantly greater financial, technical, marketing, customer service, public relations, distribution, or other resources. Some of our competitors are also significantly larger than us and some of these companies have increased their presence in our markets in recent years through internal development, partnerships, and acquisitions. There has also been significant consolidation among our competitors, which has improved the competitive position of several of these companies, and enabled new competitors to emerge in all of our markets. In addition, we may face competition from solutions developed internally by our customers or partners. To the extent we cannot compete effectively, our market share and, therefore, results of operations, could be materially adversely affected.
Because price and related terms are key considerations for many of our customers, we may have to accept less-favorable payment terms, lower the prices of our products and services, and/or reduce our cost structure, including reducing headcount or investment in research and development, in order to remain competitive. Certain of our competitors have become increasingly aggressive in their pricing strategy, particularly in markets where they are trying to establish a foothold. If we are forced to take these kinds of actions to maintain market share, our revenue and profitability may suffer or we may adversely impact our longer-term ability to execute or compete.
The industry in which we operate is characterized by rapid technological changes and evolving industry standards, and if we cannot anticipate and react to such changes our results may suffer.
The markets for our products are characterized by rapidly changing technology and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards can exert pricing pressure on existing products and/or can render our existing products obsolete and unmarketable. It is critical to our success that, in all of our markets, we are able to:
•	anticipate and respond to changes in technology and industry standards;

•	successfully develop and introduce new, enhanced, and competitive products which meet our customers’ changing needs; and

•	deliver these new and enhanced products on a timely basis while adhering to our high quality standards.
We may not be able to successfully develop new products or introduce new applications for existing products. In addition, new products and applications that we introduce may not achieve market acceptance. If we are unable to introduce new products that address the needs of our customers or that achieve market acceptance, there may be a material adverse impact on our revenue and on our financial results.
Because many of our solutions are sophisticated, we must invest greater resources in sales and installation processes with greater risk of loss if we are not successful.
In many cases, it is necessary for us to educate our potential customers about the benefits and value of our solutions because many of our solutions are not simple, mass-market items with which customers are already familiar. In addition, many of our solutions are sophisticated and may not be readily usable by customers without our assistance in training, system integration, and configuration. The greater need to work with and educate customers as part of the sales process and, after completion of a sale, during the installation process for many of our products, increases the time and difficulty of completing transactions, makes it more difficult to efficiently deploy limited resources, and creates risk that we will have invested in an opportunity that ultimately does not come to fruition. If we are unable to demonstrate the benefits and value of our solutions to customers and efficiently convert our sales leads into successful sales and installations, our results may be adversely affected.

Many of our sales are made by competitive bid, which often requires us to expend significant resources, which we may not recoup.
Many of our sales, particularly in larger installations, are made by competitive bid. Successfully competing in competitive bidding situations subjects us to risks associated with the frequent need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns, as well as making substantial investments of time and money in research and development and marketing activities for contracts that may not be awarded to us. If we do not ultimately win a bid, we may obtain little or no benefit from these expenditures and may not be able to recoup these costs on future projects.
Even where we are not involved in a competitive bidding process, due to the intense competition in our markets and increasing customer demand for shorter delivery periods, we must in some cases begin the implementation of a project before the corresponding order has been finalized, increasing the risk that we will have to write off expenses associated with potential orders that do not come to fruition.
The nature of our business and our varying business models may impact and make it difficult for us to predict our operating results.
It is difficult for us to forecast the timing of revenue from product sales because customers often need a significant amount of time to evaluate our products before a purchase, and sales are dependent on budgetary and, in the case of government customers, other bureaucratic processes. The period between initial customer contact and a purchase by a customer may vary from as little as a few weeks to more than a year. During the evaluation period, customers may defer or scale down proposed orders for various reasons, including:
•	changes in budgets and purchasing priorities;

•	reductions in need to upgrade existing systems;

•	deferrals in anticipation of enhanced or new products;

•	introduction of new products by our competitors; or

•	lower prices offered by our competitors.
In addition, we have historically derived a significant portion of our revenue from contracts for large system installations with major customers and we continue to emphasize sales to larger customers in our product development and marketing strategies. Contracts for large installations typically involve a lengthy and complex bidding and selection process, and our ability to obtain particular contracts is inherently difficult to predict. The timing and scope of these opportunities are difficult to forecast, and the pricing and margins may vary substantially from transaction to transaction. As a result, our future operating results may be volatile and vary significantly from period to period.
While we have no single customer that is material to our total revenue, we do have many significant customers in each of our segments, notably in our Video Intelligence segment and our Communications Intelligence segment, and periodically receive multi-million dollar orders. The deferral or loss of one or more significant orders or customers or a delay in an expected implementation of such an order could materially adversely affect our segment operating results.
In recent years, an increasing percentage of our revenue has come from software sales as compared to hardware sales. This trend has only been amplified with the addition of the Witness business. As with other software-focused companies, this has meant that more of our quarterly business has come in the last few weeks of each quarter. In addition, customers have increasingly been placing orders close to, or even on, the requested delivery date. The trend of shorter periods between order date and delivery date, along with this trend of business moving to the end of the quarter, has further complicated the process of accurately predicting revenue or making sales forecasts on a quarterly basis.

Under applicable accounting standards and guidance, revenue for some of our software and hardware transactions is recognized at the time of delivery, while revenue from other software and hardware transactions is required to be deferred over a period of years. To a large extent, this depends on the terms we offer to customers and resellers, including terms relating to pricing, future deliverables, and post-contract customer support (PCS). As a result, it is difficult for us to accurately predict at the outset of a given period how much of our future revenue will be recognized within that period and how much will be required to be deferred over a longer period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information.
We base our current and future expense levels on our internal operating plans and sales forecasts, and our operating costs are, to a large extent, fixed. As a result, we may not be able to sufficiently reduce our operating costs in any period to compensate for an unexpected near-term shortfall in revenue.
If we are unable to maintain our relationships with resellers, systems integrators, and other third parties that market and sell our products, our business, financial condition, results of operations, and ability to grow could be materially adversely impacted.
Approximately half of our revenue is generated by sales made through partners, distributors, resellers, and systems integrators. If our relationship in any of these sales channels deteriorates or terminates, we may lose important sales and marketing opportunities. In pursuing new partnerships and strategic alliances, we must often compete for the opportunity with similar solution providers. In order to effectively compete for such opportunities, we must introduce products tailored not only to meet specific partner needs, but also to evolving customer and prospective customer needs, and include innovative features and functionality easy for partners to sell and install. Even if we are able to win such opportunities on terms we find acceptable, there is no assurance that we will be able to realize the benefits we anticipate. Our competitors often seek to establish exclusive relationships with these sales channels or, at a minimum, to become a preferred partner for these sales channels. Some of our sales channel partners also partner with our competitors and may even offer our products and those of our competitors as alternatives when presenting bids to end customers. Our ability to achieve revenue growth depends to a significant extent on maintaining and adding to these sales channels and if we are unable to do so our revenue could be materially adversely affected.
Certain provisions in agreements that we have entered into may expose us to liability that is not limited in amount by the terms of the contract.
Certain contract provisions, principally confidentiality and indemnification obligations in certain of our license agreements, could expose us to risks of loss that, in some cases, are not limited to a specified maximum amount. Even where we are able to negotiate limitation of liability provisions, these provisions may not always be enforced depending on the facts and circumstances of the case at hand. If we or our products fail to perform to the standards required by our contracts, we could be subject to uncapped liability for which we may or may not have adequate insurance and our business, financial condition, and results of operations could be materially adversely affected.
Our products may contain undetected defects which could impair their market acceptance and may result in customer claims for substantial damages if our products fail to perform properly.
Our products are complex and involve sophisticated technology that performs critical functions to highly demanding standards. Our existing and future products may develop operational problems. In addition, new products or new versions of existing products may contain undetected defects or errors. If we do not discover such defects, errors, or other operational problems until after a product has been released and used by the customer or partner, we may incur significant costs to correct such defects, errors, or other operational problems, including product liability claims or other contract liabilities to customers or partners. In addition, defects or errors in our products may result in claims for substantial damages and questions regarding the integrity of the products, which could cause adverse publicity and impair their market acceptance.

If the regulatory environment does not evolve as expected or does not favor our products, our results may suffer.
The regulatory environment relating to our solutions is still evolving and, in the security market in particular, has been driven to a significant extent by legislative and regulatory actions, such as the Communications Assistance for Law Enforcement Act (CALEA), in the United States, and standards established by the European Telecommunications Standards Institute (ETSI), in Europe, as well as initiatives to strengthen security for critical infrastructure, such as airports. These actions and initiatives are evolving and are at all times subject to change based on factors beyond our control, such as political climate, budgets, and even current events. While we attempt to anticipate these actions and initiatives through our product offerings and refinements thereto, we cannot assure you that we will be successful in these efforts, that our competitors will not do so more successfully than us, or that changes in these actions or initiatives or the underlying factors which affect them will not occur which will reduce or eliminate this demand. If any of the foregoing should occur, or if our markets do not grow as anticipated for any other reason, our results may suffer. In addition, changes to these actions or initiatives, including changes to technical requirements, may require us to modify or redesign our products in order to maintain compliance, which may subject us to significant additional expense.
Conversely, as the telecommunications industry continues to evolve, state, federal, and foreign governments (including supranational government organizations such as the European Union) and industry associations may increasingly regulate the monitoring of telecommunications and telephone or internet monitoring and recording products such as ours. We believe that increases in regulation could come in a number of forms, including increased regulations regarding privacy or protection of personal information such as social security numbers, credit card information, and employment records. The adoption of these types of regulations or changes to existing regulations could cause a decline in the use of our solutions or could result in increased expense for us if we must modify our solutions to comply with these regulations. Moreover, these types of regulations could subject our customers or us to liability. Whether or not these kinds of regulations are adopted, if we do not adequately address the privacy concerns of consumers, companies may be hesitant to use our solutions. If any of these events occur, our business could be materially adversely affected.
For certain products and components, we rely on a limited number of suppliers and manufacturers and if these relationships are interrupted we may not be able to obtain substitute suppliers or manufacturers on favorable terms or at all.
Although we generally use standard parts and components in our products, we do rely on non-affiliated suppliers for certain non-standard components which may be critical to our products, including both hardware and software, and on manufacturers of assemblies that are incorporated into our products. While we endeavor to use larger, more established suppliers and manufacturers wherever possible, in some cases, these providers may be smaller, more early-stage companies, particularly with respect to suppliers of new technologies we may incorporate into our products that we have not developed internally. Although we do have agreements in place with most of these providers, which include appropriate protections such as source code escrows where needed, these agreements are generally not long-term and these contractual protections offer limited practical benefits to us in the event our relationship with a key provider is interrupted. If these suppliers or manufacturers experience financial, operational, manufacturing capacity, or quality assurance difficulties, or cease production and sale of the products we buy from them entirely, or there is any other disruption in our relationships with these suppliers or manufacturers, we will be required to locate alternative sources of supply or manufacturing, to internally develop the applicable technologies, to redesign our products to accommodate an alternative technology, or to remove certain features from our products. This could increase the costs of, and create delays in, delivering our products or reduce the functionality of our products, which could adversely affect our business and financial results.
If we cannot recruit or retain qualified personnel, our ability to operate and grow our business may be limited.
We depend on the continued services of our executive officers and other key personnel. In addition, in order to continue to grow effectively, we need to attract (and retain) new employees, including managers, finance personnel, sales and marketing personnel, and technical personnel, who understand and have experience with our products, services, and industry. The market for such personnel is intensely competitive in most, if not all, of the geographies in which we operate, and on occasion we have had to relocate personnel to fill positions in locations where we could not attract qualified experienced personnel. If we are unable to attract and retain qualified employees, on reasonable economic and other terms or at all, our ability to grow could be impaired, our ability to timely report our financial results could be adversely affected, and our operations and financial results could be materially adversely affected.
Because we have significant foreign operations, we are subject to geopolitical and other risks that could materially adversely affect our business.
We have significant operations in foreign countries, including sales, research and development, customer support, and administrative services. The countries in which we have our most significant foreign operations include Israel, the United Kingdom, Canada, India, Hong Kong, and Germany, and we intend to continue to expand our operations internationally. We believe our business may suffer if we are unable to successfully expand into new regions, as well as maintain and expand existing foreign operations. Our foreign operations are, and any future foreign expansion will be, subject to a variety of risks, many of which are beyond our control, including risks associated with:
•	foreign currency fluctuations;

•	political, security, and economic instability in foreign countries;

•	changes in and compliance with local laws and regulations, including export control laws, tax laws, labor laws, employee benefits, customs requirements, currency restrictions, and other requirements;

•	differences in tax regimes and potentially adverse tax consequences of operating in foreign countries;

•	customizing products for foreign countries;

•	legal uncertainties regarding liability and intellectual property rights;

•	hiring and retaining qualified foreign employees; and

•	difficulty in accounts receivable collection and longer collection periods.
Any or all of these factors could materially affect our business or results of operations.
In addition, the tax authorities in the jurisdictions in which we operate, including the United States, may from time to time review the pricing arrangements between us and our foreign subsidiaries. An adverse determination by one or more tax authorities in this regard may have a material adverse effect on our financial results. Restrictive laws, policies, or practices in certain countries directed toward Israel or companies having operations in Israel may also limit our ability to sell some of our products in those countries.
Conditions in Israel may materially adversely affect our operations and personnel and may limit our ability to produce and sell our products.
We have significant operations in Israel, including research and development, manufacturing, sales, and support. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, which in the past have led, and may in the future lead, to security and economic problems for Israel. In addition, Israel has faced and continues to face difficult relations with the Palestinians and the risk of terrorist violence from both Palestinian as well as foreign elements such as Hezbollah. Infighting among the Palestinians may also create security and economic risks to Israel. Current and future conflicts and political, economic, and/or military conditions in Israel and the Middle East region have affected and may in the future affect our operations in Israel. The exacerbation of violence within Israel or the outbreak of violent conflicts between Israel and its neighbors, including Iran, may impede our ability to manufacture, sell, and support our products, engage in research and development, or otherwise adversely affect our business or operations. In addition, many of our employees in Israel are required to perform annual compulsory military service and are subject to being called to active duty at any time under emergency circumstances. The absence of these employees may have an adverse effect on our operations. Hostilities involving Israel may also result in the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel and could materially adversely affect our results of operations.
Regulatory and Government Contracting
We are dependent on contracts with governments around the world for a significant portion of our revenue. These contracts also expose us to additional business risks and compliance obligations.
For the year ended January 31, 2010 and the three and nine months ended October 31, 2010, approximately one quarter of our business was generated from contracts with various governments around the world, including federal, state, and local government agencies. We expect that government contracts will continue to be a significant source of our revenue for the foreseeable future. Our business generated from government contracts may be materially adversely affected if:
•	our reputation or relationship with government agencies is impaired;

•	we are suspended or otherwise prohibited from contracting with a domestic or foreign government or any significant law enforcement agency;

•	levels of government expenditures and authorizations for law enforcement and security related programs decrease or shift to programs in areas where we do not provide products and services;

•	we are prevented from entering into new government contracts or extending existing government contracts based on violations or suspected violations of laws or regulations, including those related to procurement;

•	we are not granted security clearances that are required to sell our products to domestic or foreign governments or such security clearances are deactivated;

•	there is a change in government procurement procedures; or

•	there is a change in political climate that adversely affects our existing or prospective relationships.
As a result of the consent judgment we entered into with the SEC relating to our reserves accounting practices, we and our subsidiaries are required, for three years from the date of the settlement, to disclose that this civil judgment was rendered against us in any proposals to perform new government work for U.S. federal agencies. In addition, we and our subsidiaries must amend our representations in existing grants and contracts with U.S. federal agencies to reflect the civil judgment. While this certification does not bar us from receiving government grants or contracts from U.S. federal agencies, each government procurement official has the discretion to determine whether it considers us and our subsidiaries “responsible” companies for purposes of each transaction. The government procurement officials may also seek advice from government agency debarring officials to determine if we and our subsidiaries should be considered for suspension or debarment from receiving government contracts or grants from U.S. federal agencies.
In addition, we must comply with domestic and foreign laws and regulations relating to the formation, administration, and performance of government contracts. These laws and regulations affect how we do business with government agencies in various countries and may impose added costs on our business. Our government contracts may contain, or under applicable law may be deemed to contain, provisions not typically found in private commercial contracts, including provisions enabling the government party to:
•	terminate or cancel existing contracts for convenience;

•	in the case of the U.S. federal government, suspend us from doing business with a foreign government or prevent us from selling our products in certain countries;

•	audit and object to our contract-related costs and expenses, including allocated indirect costs; and

•	unilaterally change contract terms and conditions, including warranty provisions, schedule, quantities, and scope of work, in advance of our agreement on corresponding pricing adjustments.
The effect of these provisions may significantly increase our cost to perform the contract or defer our ability to recognize revenue from such contracts. In some cases, this may mean that we must begin recording expenses on a contract in advance of being able to recognize the corresponding revenue. If a government customer terminates a contract with us for convenience, we may not recover our incurred or committed costs, receive any settlement of expenses, or earn a profit on work completed prior to the termination. If a government customer terminates a contract for default, we may not recover these amounts, and, in addition, we may be liable for any costs incurred by the government customer in procuring undelivered items and services from another source. Further, an agency within a government may share information regarding our termination with other agencies. As a result, our ongoing or prospective relationships with other government agencies could be impaired.
We may not be able to receive or retain the necessary licenses or authorizations required for us to export some of our products that we develop or manufacture in specific countries.
We are required to obtain export licenses or qualify for other authorizations from the United States, Israel, and other governments to export some of the products that we develop or manufacture in these countries and, in any event, are required to comply with applicable export control laws of each country generally. There can be no assurance that we will be successful in obtaining or maintaining the licenses and other authorizations required to export our products from applicable government authorities. In addition, export laws and regulations are revised from time to time and can be extremely complex in their application; if we are found not to have complied with applicable export control laws, we may be fined or penalized by, among other things, having our ability to obtain export licenses curtailed or eliminated, possibly for an extended period of time. Our failure to receive or maintain any required export licenses or authorizations or our penalization for failure to comply with applicable export control laws would hinder our ability to sell our products and could materially adversely affect our business, financial condition, and results of operations.
U.S. and foreign governments could refuse to buy our Communications Intelligence solutions or could deactivate our security clearances in their countries thereby restricting or eliminating our ability to sell these solutions in those countries and perhaps other countries influenced by such a decision.
Some of our subsidiaries maintain security clearances in the United States and other countries in connection with the development, marketing, sale, and support of our Communications Intelligence solutions. These clearances are reviewed from time to time by the applicable government agencies in these countries and, following these reviews, our security clearances are either maintained or deactivated. Our security clearances can be deactivated for many reasons, including that the clearing agencies in some countries may object to the fact that we do business in certain other countries or the fact that our local subsidiary is affiliated with or controlled by an entity based in another country. In the event that our security clearances are deactivated in any particular country, we would lose the ability to sell our Communications Intelligence solutions in that country for projects that require security clearances. Additionally, any inability to obtain or maintain security clearances in a particular country may affect our ability to sell our Communications Intelligence solutions in that country generally (even for non-secure projects). We have in the past, and may in the future, have our security clearances deactivated. Any inability to obtain or maintain clearances can materially adversely affect our results of operations.
Whether or not we are able to maintain our security clearances, law enforcement and intelligence agencies in certain countries may decline to purchase Communications Intelligence solutions if they were not developed or manufactured in that country. As a result, because our Communications Intelligence solutions are developed or manufactured in whole or in part in Israel or in Germany, there may be certain countries where some or all of the law enforcement and intelligence agencies are unwilling to purchase our Communications Intelligence solutions. If we are unable to sell our Communications Intelligence solutions in certain countries for this reason, our results of operations could be materially adversely affected.

The mishandling or even the perception of mishandling of sensitive information could harm our business.
Our products are in some cases used by customers to compile and analyze highly sensitive or confidential information and data, including in some cases, information or data used in intelligence gathering or law enforcement activities. Customers are also increasingly focused on the security of our products. While our customers’ use of our products in no way affords us access to the customer’s sensitive or confidential information or data, we may come into contact with such information or data when we perform services or support functions for our customers. We have implemented policies and procedures to help ensure the proper handling of such information and data, including background screening of services personnel, non-disclosure agreements, access rules, and controls on our information technology systems. We also work to ensure the security of our products, including through the use of encryption, access rights, and other customary security features. However, these measures are designed to mitigate the risks associated with handling or processing sensitive data and cannot safeguard against all risks at all times. The improper handling of sensitive data, or even the perception of such mishandling or other security lapses or risks by us or our products, whether or not valid, could reduce demand for our products or otherwise expose us to financial or reputational harm.
Intellectual Property
Our intellectual property may not be adequately protected.
While much of our intellectual property is protected by patents or patent applications, we have not and cannot protect all of our intellectual property with patents or other registrations. There can be no assurance that patents we have applied for will be issued on the basis of our patent applications or that, if such patents are issued, they will be sufficiently broad enough to protect our technologies, products, or services. There can be no assurance that we will file new patent, trademark, or copyright applications, that any future applications will be approved, that any existing or future patents, trademarks or copyrights will adequately protect our intellectual property or that any existing or future patents, trademarks, or copyrights will not be challenged by third parties. Our intellectual property rights may not be successfully asserted in the future or may be invalidated, designed around, or challenged.
In order to safeguard our unpatented proprietary know-how, source code, trade secrets, and technology, we rely primarily upon trade secret protection and non-disclosure provisions in agreements with employees and other third parties having access to our confidential information. There can be no assurance that these measures will adequately protect us from improper disclosure or misappropriation of our proprietary information.
Preventing unauthorized use or infringement of our intellectual property rights is difficult. The laws of certain countries do not protect our proprietary rights to the same extent as the laws of the United States. Therefore, in certain jurisdictions we may be unable to protect our intellectual property adequately against unauthorized third-party use or infringement, which could adversely affect our competitive position.
Our products may infringe or may be alleged to infringe on the intellectual property rights of others, which could lead to costly disputes or disruptions for us and may require us to indemnify our customers and resellers for any damages they suffer.
The technology industry is characterized by frequent allegations of intellectual property infringement. In the past, third parties have asserted that certain of our products infringed upon their intellectual property rights and similar claims may be made in the future. Any allegation of infringement against us could be time consuming and expensive to defend or resolve, result in substantial diversion of management resources, cause product shipment delays, or force us to enter into royalty or license agreements. If patent holders or other holders of intellectual property initiate legal proceedings against us, we may be forced into protracted and costly litigation, regardless of the merits of these claims. We may not be successful in defending such litigation, in part due to the complex technical issues and inherent uncertainties in intellectual property litigation, and may not be able to procure any required royalty or license agreements on terms acceptable to us, or at all. Third parties may also assert infringement claims against our customers. Subject to certain limitations, we generally indemnify our customers and resellers with respect to infringement by our products of the proprietary rights of third parties. These claims may require us to initiate or defend protracted and costly litigation, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages, be required to obtain licenses for the products our customers or partners use, or incur significant expenses in developing non-infringing alternatives. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using or, in the case of resellers and other partners, stop selling our products.
Reliance on or loss of third-party licensing agreements could materially adversely affect our business, financial condition, and results of operations.
While most of our products are developed internally, we also purchase technology, license intellectual property rights, and oversee third-party development and localization of certain products or components. If we lose or are unable to maintain licenses or distribution rights, we could incur additional costs or experience unexpected delays until an alternative solution can be internally developed or licensed from another third party and integrated into our products or we may be forced to redesign our products or remove certain features from our products. See “—Competition and Markets – For certain products and components, we rely on a limited number of suppliers and manufacturers and if these relationships are interrupted we may not be able to obtain substitute suppliers or manufacturers on favorable terms or at all” above for additional information. Additionally, when purchasing or licensing products and services from third parties, we endeavor to negotiate appropriate warranties, indemnities, and other protections. We cannot assure you, however, that all such third-party contracts contain adequate protections or that all such third parties will be able to provide the protections we have negotiated. To the extent we are not able to negotiate adequate protections from these third parties or these third parties are unwilling or unable to provide the protections we have negotiated, our business, financial condition, and results of operations could be materially adversely affected.
Use of free or open source software could expose our products to unintended restrictions and could materially adversely affect our business, financial condition, and results of operations.
Some of our products contain free or open source software (together, open source software) and we anticipate making use of open source software in the future. Open source software is generally covered by license agreements that permit the user to use, copy, modify, and distribute the software without cost, provided that the users and modifiers abide by certain licensing requirements. The original developers of the open source software generally provide no warranties on such software or protections in the event the open source software infringes a third party’s intellectual property rights. Although we endeavor to monitor the use of open source software in our product development, we cannot assure you that past, present, or future products will not contain open source software elements that impose unfavorable licensing restrictions or other requirements on our products. In addition, the terms of many open source software licenses have not yet been interpreted by U.S. or foreign courts and as a result there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on products that use such software. The introduction of certain kinds of open source software into our products or a court decision construing an open source software license in an unexpected way could require us to seek licenses from third parties in order to continue offering affected products, to re-engineer affected products, to discontinue sales of affected products, or to release all or portions of the source code of affected products under the terms of the applicable open source software licenses. Any of these developments could materially adversely affect our business, financial condition, and results of operations.
Risks Related to Our Capital Structure and Finances
We incurred significant indebtedness in connection with our acquisition of Witness, which makes us highly leveraged, subjects us to restrictive covenants, and could adversely affect our operations.
Risks associated with being highly leveraged.
At October 31, 2010, we had outstanding indebtedness of approximately $598.2 million. As a result of our significant indebtedness, we are highly leveraged. Our leverage position may, among other things:

•	limit our ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions, or other general corporate purposes;

•	require us to dedicate a substantial portion of our cash flow from operations to debt service, reducing the availability of our cash flow for other purposes;

•	require us to repatriate cash for debt service from our foreign subsidiaries resulting in dividend tax costs or require us to adopt other disadvantageous tax structures to accommodate debt service payments; or

•	increase our vulnerability to economic downturns, limit our ability to capitalize on significant business opportunities, and restrict our flexibility to react to changes in market or industry conditions.
In addition, because our indebtedness bears interest at a variable rate, we are exposed to risk from fluctuations in interest rates. There can be no assurance that ratings agencies will not downgrade our credit rating, which could impede our ability to refinance existing debt or secure new debt or otherwise increase our future cost of borrowing and could create additional concerns on the part of customers, partners, investors, and employees about our financial condition and results of operations.
Risks associated with our leverage ratio and financial statement delivery covenants.
Our credit agreement contains a financial covenant that requires us to maintain a maximum consolidated leverage ratio and a covenant requiring us to deliver audited financial statements to the lenders each year, as provided below. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” for additional information.
Our ability to comply with the leverage ratio covenant is highly dependent upon our ability to continue to grow earnings from quarter to quarter, which requires us to increase revenue while limiting increases in expenses or, if we are unable to increase or maintain revenue, to reduce expenses. Our ability to satisfy our debt obligations and our leverage ratio covenant will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business, and other factors, many of which are beyond our control. Alternatively, we may seek to maintain compliance with the leverage ratio covenant by reducing our outstanding debt, including by raising additional funds through a number of means, including, but not limited to, securities offerings or asset sales. There can be no assurance that we will be able to grow our earnings, reduce our expenses, and/or reduce our outstanding debt to the extent necessary to maintain compliance with this covenant. In addition, any expense reductions undertaken to maintain compliance may impair our ability to compete by, among other things, limiting research and development or hiring of key personnel. The complexity of our revenue accounting and the continued shift of our business to the end of the quarter (discussed in greater detail above) has also increased the difficulty in accurately forecasting quarterly revenue and therefore in predicting whether we will be in compliance with the leverage ratio requirements at the end of each quarter.
The credit agreement also includes a requirement that we deliver audited consolidated financial statements to the lenders within 90 days of the end of each fiscal year. In the past we have not timely delivered such financials statements as required by the credit agreement (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” for additional information) and may in the future fail to make such deliveries. If audited consolidated financial statements are not so delivered, and such failure of delivery is not remedied within 30 days thereafter, and an amendment or waiver of such requirement is not obtained, an event of default occurs.
If an event of default occurs under the credit agreement, our lenders could declare all amounts outstanding to be immediately due and payable. In that event, we may be forced to seek an amendment of and/or waiver under the credit agreement, sell assets, raise additional capital through an additional securities offering, or seek to refinance or restructure our debt. In such a case, there can be no assurance that we will be able to consummate such an amendment and/or waiver, sale or securities offering or refinancing or restructuring on reasonable terms or at all.

Limitations resulting from the restrictive covenants in the credit agreement.
Our credit agreement also includes a number of restrictive covenants which limit our ability to, among other things:
•	incur additional indebtedness or liens or issue preferred stock;

•	pay dividends or make other distributions or repurchase or redeem our stock or subordinated indebtedness;

•	engage in transactions with affiliates;

•	engage in sale-leaseback transactions;

•	sell certain assets;

•	change our lines of business;

•	make investments, loans, or advances; and

•	engage in consolidations, mergers, liquidations, or dissolutions.
These covenants could limit our ability to plan for or react to market conditions, to meet our capital needs, or to otherwise engage in transactions that might be considered beneficial to us.
The rights of the holders of shares of our common stock are subject to, and may be adversely affected by, the rights of holders of the preferred stock that we issued to Comverse in connection with the Witness acquisition.
In connection with the Witness acquisition, we issued 293,000 shares of preferred stock to Comverse at an aggregate purchase price of $293.0 million. The issuance of shares of common stock upon conversion of the preferred stock would result in substantial dilution to the other common stockholders. The conversion feature of the preferred stock was approved by our stockholders at a special meeting of our stockholders on October 5, 2010 and as a result became convertible into shares of our common stock at Comverse’s option. As of December 24, 2010, the preferred stock was convertible into approximately 10.3 million shares of our common stock. In addition, the terms of the preferred stock include liquidation, dividend, and other rights that are senior to and more favorable than the rights of the holders of our common stock.
Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments.
As part of our growth strategy, we have made a number of acquisitions and investments and expect to continue to make acquisitions and investments in the future. However, as noted above, we are subject to restrictions on our ability to engage in acquisitions and investments under the terms of our credit agreement. Acquisitions or investments that are not immediately accretive to earnings may also make it more difficult for us to maintain compliance with the maximum leverage ratio covenant under the credit agreement.
Future acquisitions or investments, if any, could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expenses related to intangible assets, any of which could have a material adverse effect on our operating results and financial condition. In addition, investments in immature businesses with unproven track records and technologies have a high degree of risk, with the possibility that we may lose the value of our entire investments and potentially incur additional unexpected liabilities.
The process of integrating an acquired company’s business into our operations and investing in new technologies may result in unforeseen operating difficulties and expenditures, which may require a significant amount of our management’s attention that would otherwise be focused on the ongoing operation of our business. Other risks we may encounter with acquisitions include the effect of the acquisition on our financial and strategic positions and our reputation, the inability to obtain the anticipated benefits of the acquisition, including synergies or economies of scale, on a timely basis or at all, or unexpected challenges in reconciling business practices, particularly in foreign geographies. Due to rapidly changing market conditions, we may also find the value of our acquired technologies and related intangible assets, such as goodwill, as recorded in our financial statements, to be impaired, resulting in charges to operations. The magnitude of these risks is greater in the case of large acquisitions, such as our 2007 acquisition of Witness. See Note 4, “Business Combinations” to the audited consolidated financial statements included elsewhere in this prospectus. There can be no assurance that we will be successful in making additional acquisitions or that we will be able to effectively integrate any acquisitions we do make or realize the expected benefits for our business.
If our goodwill or other intangible assets become impaired, our financial condition and results of operations would be negatively affected.
Because we have historically acquired a significant number of companies, goodwill and other intangible assets have represented a substantial portion of our assets. Goodwill and other intangible assets totaled approximately $898.5 million, or approximately 64% of our total assets, as of January 31, 2010 and approximately $896.4 million, or approximately 66% of our total assets, as of October 31, 2010. We test our goodwill for impairment at least annually, or more frequently if an event occurs indicating the potential for impairment, and we assess on an as-needed basis whether there have been impairments in our other intangible assets. No events or circumstances indicating the potential for goodwill impairment were identified during the year ended January 31, 2010 or the three and nine months ended October 31, 2010. We make assumptions and estimates in this assessment which are complex and often subjective. These assumptions and estimates can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy or our internal forecasts. We did not record any non-cash impairment charges for the year ended January 31, 2010 or the three and nine months ended October 31, 2010, but we did record non-cash impairment charges for the years ended January 31, 2009 and 2008, totaling $26.0 million and $23.4 million, respectively. These non-cash impairment charges related to acquisitions made in our Video Intelligence segment (related to the MultiVision Intelligence Surveillance Limited (MultiVision) acquisition) and in our Workforce Optimization performance management consulting business (related to the Opus Group, LLC acquisition, the CM Insight Limited acquisition, and a portion of the Witness acquisition). To the extent that the factors described above change, we could be required to record additional non-cash impairment charges in the future. Any significant impairment charges would negatively affect our financial condition and results of operations. See Note 5, “Intangible Assets and Goodwill” to the audited consolidated financial statements included elsewhere in this prospectus.
Our international operations subject us to currency exchange risk.
Most of our revenue is denominated in U.S. dollars, while a significant portion of our operating expenses, primarily labor expenses, is denominated in the local currencies where our foreign operations are located, principally Israel, Germany, the United Kingdom, and Canada. As a result, we are exposed to the risk that fluctuations in the value of these currencies relative to the U.S. dollar could increase the U.S. dollar cost of our operations in these countries and which could have a material adverse effect on our results of operations. In addition, since a portion of our sales are made in foreign currencies, primarily the British pound and the euro, fluctuations in the value of these currencies relative to the U.S. dollar could impact our revenue (on a U.S. dollar basis) and materially adversely affect our results of operations.
Our ability to realize value from and use our NOLs will impact our tax liability.
We have significant deferred tax assets as a result of prior net operating losses. These deferred tax assets can provide us with significant future tax savings if we are able to use them. However, the extent to which we will be able to use these tax benefits may be impacted, restricted, or eliminated by a number of factors including whether we generate sufficient future net income, adjustments to Comverse’s tax liability for periods prior to our IPO, changes in tax rates, laws, or regulations that could have retroactive effect, or an “ownership change” under Section 382 of the Internal Revenue Code. Although we do not believe that this offering should cause an ownership change under Section 382, this offering, coupled with other future issuances or sales of our stock (including certain direct or indirect transactions involving our stock that are outside of our control) could make it more likely that an ownership change might occur in the future. If an ownership change were to occur, it would impose an annual limit on the amount of pre-change NOLs and other losses available to reduce our taxable income and could result in a reduction in the value of our NOL carryforwards or the realizability of other deferred tax assets. To the extent that we are unable to utilize our NOLs or other losses, our results of operations, liquidity, and financial condition could be adversely affected in a significant manner. When we cease to have NOLs available to us in a particular tax jurisdiction, either through their expiration, disallowance, or utilization, our tax liability will increase in that jurisdiction.

Research and development and tax benefits we receive in Israel may be reduced or eliminated in the future and our receipt of these benefits subjects us to certain restrictions.
We receive grants from the Office of the Chief Scientist (OCS) of Israel for the financing of a portion of our research and development expenditures in Israel. The availability in any given year of these OCS grants depends on OCS approval of the projects and related budgets we submit to the OCS each year. In addition, in recent years, the Government of Israel has reduced the benefits available under these programs and these programs may be discontinued or curtailed in the future. The continued reduction in these benefits or the termination of our eligibility to receive these benefits may adversely affect our financial condition and results of operations.
The Israeli law under which these OCS grants are made also limits our ability to manufacture products, or transfer technologies, developed using these grants outside of Israel. This may limit our ability to engage in certain outsourcing or business combination transactions involving these products. We may seek permission from the OCS to manufacture these products or transfer these technologies out of Israel, but we cannot assure you that any such request would be approved, and even if approved, we may be required to pay significant royalties or fees to the OCS. If we fail to comply with these restrictions, we may be required to repay the grants we received from the OCS and could also become subject to monetary or criminal penalties.
Our facility in Israel has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments. The Government of Israel may reduce or eliminate the tax benefits available to approved enterprise programs such as the programs provided to us. There can be no assurance that these tax benefits will continue in the future at their current levels or at all. If these tax benefits are reduced or eliminated, the amount of tax that we pay in Israel will increase. In addition, if we fail to comply with any of the conditions and requirements of the investment programs, the tax benefits we have received may be rescinded and we may be required to disgorge the amount of the tax benefit received, together with interest and penalties.
Risks Related to Our Common Stock
We do not plan to pay dividends on our common stock for the foreseeable future.
We intend to retain our earnings to support the development and expansion of our business, to repay debt and for other corporate purposes and, as a result, we do not plan to pay cash dividends on our common stock in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, cash needs, growth plans and the terms of any credit facility or other restrictive debt agreements that we may be a party to at the time or senior securities we may have issued. Our credit facility limits us from paying cash dividends or other payments or distributions with respect to our capital stock. In addition, the terms of any future facility or other restrictive debt credit agreement may contain similar restrictions on our ability to pay any dividends or make any distributions or payments with respect to our capital stock. In addition, holders of our preferred stock are entitled to cumulative dividends before any dividends may be declared or set aside on our common stock.
Furthermore, our ability to pay dividends to our stockholders is subject to the restrictions set forth under Delaware law. We cannot assure you that we will meet the criteria specified under Delaware law in the future, in which case we may not be able to pay dividends on our common stock even if we were to choose to do so.

The price of our common stock fluctuates significantly, and this may make it difficult for you to resell the common stock when you want to or at prices you find attractive.
There has been significant volatility in the market price and trading volume of equity securities, including our common stock, some of which is unrelated to the financial performance of the companies issuing the securities. The public offering price for the shares of common stock being sold in this offering reflects recent prices of our common stock as reported on the NASDAQ Global Market and may not be indicative of prices that will prevail in the open market following this offering. You may not be able to resell your shares at or above the public offering price due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects and other factors.
Some specific factors that may have a significant effect on our common stock market price include:
•	actual or anticipated quarterly fluctuations in our operating and financial results;

•	developments related to investigations, proceedings, or litigation that involve us;

•	changes in financial estimates and recommendations by financial analysts;

•	dispositions, acquisitions, and financings;

•	actions of our current stockholders, including sales of our common stock by existing stockholders and our directors and executive officers;

•	success of competitive service offerings or technologies;

•	fluctuations in the stock price and operating results of our competitors;

•	investors’ general perception of us;

•	regulatory developments; and

•	developments related to the industries in which we compete.
Because our common stock has been re-listed on the NASDAQ Global Market only since July 6, 2010, we cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NASDAQ Global Market or otherwise or how liquid that market might become. Unless there is an active trading market for our common stock, you may have difficulty selling any shares of our common stock that you purchase. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.
Sales or potential sales of our common stock by us or our significant stockholders may cause the market price of our common stock to decline.
We are not restricted from issuing additional shares of common stock, including shares issuable pursuant to securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. As of December 24, 2010, we had 36.8 million shares of common stock outstanding. In addition, as of that date, approximately 4.5 million shares of our common stock were issuable pursuant to outstanding stock options and awards which had not yet vested or which had been previously acquired upon vesting but had not yet been delivered. Additional shares of common stock are also available to be granted under our existing equity plans or may be granted under future equity plans.
In addition, under two registration rights agreements that we entered into with Comverse, Comverse has registration rights with respect to its common stock and preferred stock holdings in Verint. As of December 24, 2010, the preferred stock could have been converted into approximately 10.3 million shares of our common stock. The conversion feature of the preferred stock was approved by our stockholders at a special meeting of our stockholders on October 5, 2010.
Also, for the first time since the beginning of our extended filing delay in March 2006, our directors and certain members of management have recently been allowed to resume sales of shares of our common stock in the public markets or in other registered offerings (subject to our securities trading policy and applicable securities law). As a result, these individuals, including each of our named executive officers, have sold and may continue to sell, for personal financial planning and asset diversification purposes, shares of our common stock through block trades in negotiated transactions or by any other lawful methods permitted by applicable registration statements. Please see “Principal and Selling Stockholders” for information regarding the beneficial ownership of our common stock by our named executive officers and directors.

Anti-takeover provisions in Delaware corporate law may make it difficult for our stockholders to replace or remove our current board of directors and could deter or delay third-parties from acquiring us, which may adversely affect the marketability and market price of our common stock.
We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law (DGCL). Under these provisions, if anyone becomes an “interested stockholder”, we may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, “interested stockholder” means, generally, someone owning more than 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203.
Under any change of control, as defined in our credit agreement, the lenders under our credit facility would have the right to require us to repay all of our outstanding obligations under the facility. Upon the occurrence of a “Fundamental Change”, as defined by the Certificate of Designation setting forth the terms of the preferred stock, and which includes a change of control, the holders of our preferred stock have the right to require us to repurchase their shares of preferred stock at the then current liquidation preference (subject to certain exceptions set forth in the Certificate of Designation).
Holders of our preferred stock have liquidation and other rights that are senior to the rights of the holders of our common stock.
Our board of directors has the authority to designate and issue preferred stock that may have dividend, liquidation and other rights that are senior to those of our common stock. As of December 24, 2010, 293,000 shares of our preferred stock have been issued and are outstanding. The conversion feature of the preferred stock was approved by our stockholders at a special meeting of our stockholders on October 5, 2010. As of December 24, 2010, the preferred stock could have been converted into approximately 10.3 million shares of our common stock. Holders of our preferred stock are entitled to cumulative dividends before any dividends may be declared or set aside on our common stock. Upon our voluntary or involuntary liquidation, dissolution or winding up, before any payment is made to holders of our common stock, holders of our preferred stock are entitled to receive an initial liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, which liquidation preference was approximately $335.4 million in the aggregate as of October 31, 2010. This will reduce the remaining amount of our assets, if any, available to distribute to holders of our common stock. See “Description of Capital Stock” for additional information regarding the rights of our preferred stock.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS
Certain statements discussed in this prospectus constitute forward-looking statements, which include financial projections, statements of plans and objectives for future operations, statements of future economic performance, and statements of assumptions relating thereto. Forward-looking statements are often identified by future or conditional words such as “will”, “plans”, “expects”, “intends”, “believes”, “seeks”, “estimates”, or “anticipates”, or by variations of such words or by similar expressions. There can be no assurances that forward-looking statements will be achieved. By their very nature, forward-looking statements involve known and unknown risks, uncertainties, and other important factors that could cause our actual results or conditions to differ materially from those expressed or implied by such forward-looking statements. Important risks, uncertainties, and other factors that could cause our actual results or conditions to differ materially from our forward-looking statements include, among others:

•	risks relating to the filing of our SEC reports, including the occurrence of known contingencies or unforeseen events that could delay our future filings, management distractions, and significant expense;

•	risks that our credit rating could be downgraded or placed on a credit watch based on, among other things, our financial results or delays in the filing of our periodic reports;

•	risks associated with being a consolidated, controlled subsidiary of Comverse and formerly part of Comverse’s consolidated tax group, including risk of any future impact on us resulting from Comverse’s special committee investigation and restatement or related effects, and risks related to our dependence on Comverse to provide us with accurate financial information, including with respect to stock-based compensation expense and NOLs for our financial statements;

•	uncertainties regarding the impact of general economic conditions, particularly in information technology spending, on our business;

•	risks that our financial results will cause us not to be compliant with the leverage ratio covenant under our credit facility or that any delays in the filing of future SEC reports could cause us not to be compliant with the financial statement delivery covenant under our credit facility;

•	risks that customers or partners delay or cancel orders or are unable to honor contractual commitments due to liquidity issues, challenges in their business, or otherwise;

•	risks that we will experience liquidity or working capital issues and related risks that financing sources will be unavailable to us on reasonable terms or at all;

•	uncertainties regarding the future impact on our business of our now concluded internal investigation, restatement, and extended filing delay, including customer, partner, employee, and investor concerns, and potential customer and partner transaction deferrals or losses;

•	risks relating to the remediation or inability to adequately remediate material weaknesses in our internal controls over financial reporting and relating to the proper application of highly complex accounting rules and pronouncements in order to produce accurate SEC reports on a timely basis;

•	risks relating to our implementation and maintenance of adequate systems and internal controls for our current and future operations and reporting needs;

•	risks of possible future restatements if the processes used to produce the financial statements contained in our SEC reports are inadequate;

•	risks associated with future regulatory actions or private litigations relating to our internal investigation, restatement, or previous delays in filing required SEC reports;

•	risks that we will be unable to maintain our listing on the NASDAQ Global Market;

•	risks associated with Comverse controlling our board of directors and a majority of our common stock (and therefore the results of any significant stockholder vote);

•	risks associated with significant leverage resulting from our current debt position;

•	risks due to aggressive competition in all of our markets, including with respect to maintaining margins and sufficient levels of investment in the business and with respect to introducing quality products which achieve market acceptance;

•	risks created by continued consolidation of competitors or introduction of large competitors in our markets with greater resources than we have;

•	risks associated with significant foreign and international operations, including exposure to fluctuations in exchange rates;

•	risks associated with complex and changing local and foreign regulatory environments;

•	risks associated with our ability to recruit and retain qualified personnel in geographies in which we operate;

•	challenges in accurately forecasting revenue and expenses;

•	risks associated with acquisitions and related system integrations;

•	risks relating to our ability to improve our infrastructure to support growth;

•	risks that our intellectual property rights may not be adequate to protect our business or that others may make claims on our intellectual property or claim infringement on their intellectual property rights;

•	risks associated with a significant amount of our business coming from domestic and foreign government customers;

•	risks that we improperly handle sensitive or confidential information or perception of such mishandling;

•	risks associated with our dependence on a limited number of suppliers for certain components of our products;

•	risks that we are unable to maintain and enhance relationships with key resellers, partners, and systems integrators; and

•	risks that use of our tax benefits may be restricted or eliminated in the future.

These risks, uncertainties and challenges, as well as other factors, are discussed in greater detail in the “Risk Factors” section of this prospectus. You are cautioned not to place undue reliance on forward-looking statements, which reflect our management’s view only as of the date of this prospectus. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except as otherwise required under the federal securities laws. If we were in any particular instance to update or correct a forward-looking statement, investors and others should not conclude that we would make additional updates or corrections thereafter except as otherwise required under the federal securities laws.

USE OF PROCEEDS
We will not receive any proceeds from the sale of shares by the selling stockholder. All net proceeds from the sale of the common stock covered by this prospectus will be received by the selling stockholder.
The selling stockholder will pay all underwriting fees, commissions, and discounts, any transfer taxes, and all legal fees and expenses incurred by it in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

CAPITALIZATION
The following table sets forth our cash, cash equivalents, restricted cash and bank time deposits and capitalization as of October 31, 2010.
You should read this information, together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

As of October 31, 2010
(in thousands, except
share and per share data)
Cash and cash equivalents	$134,006
Restricted cash and bank time deposits	18,367

Total cash, cash equivalents, restricted cash and bank time deposits	$152,373

Debt:
Term loan facility	$583,234
Revolving credit facility (1)	15,000

Total debt	598,234

Preferred Stock — $0.001 par value; authorized 2,500,000 shares. Series A convertible preferred stock; 293,000 shares issued and outstanding; aggregate liquidation preference and redemption value of $335,441	285,542

Stockholders’ equity:
Common stock — $0.001 par value; authorized 120,000,000 shares. Issued 36,875,000 shares and outstanding 36,615,000 shares	36
Additional paid-in capital	504,449
Treasury stock, at cost — 260,000 shares	(6,639)
Accumulated deficit	(407,897)
Accumulated other comprehensive loss	(41,267)
Non-controlling interest	3,191

Total stockholders’ equity	51,873

Total capitalization	$935,649

(1)	Does not reflect a repayment of $15.0 million in December 2010.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
Market Information
Our common stock was re-listed on the NASDAQ Global Market and trading in our common stock commenced on the NASDAQ Global Market on July 6, 2010 under the symbol “VRNT”. The following table sets forth, for the periods indicated, the high and low sales prices per share as reported by the NASDAQ Global Market. On January 10, 2011, the last reported sale price of our common stock on the NASDAQ Global Market was $35.20 per share.

Year Ended
January 31,	Period	Low	High
2011	7/6/10 - 10/31/10 11/1/10 - 1/10/11	$19.63 $30.67	$32.93 $35.33
From February 1, 2007 until July 2, 2010 (the last trading day prior to the relisting of our common stock on the NASDAQ Global Market) our common stock traded on the over-the-counter securities market under the symbol “VRNT.PK” with pricing and financial information provided by the Pink Sheets.
The following table sets forth the range of high and low sales prices as reported by the Pink Sheets from February 1, 2008 through July 2, 2010.

Year Ended
January 31,	Period	Low	High
2009	2/1/08 - 4/30/08 5/1/08 - 7/31/08 8/1/08 - 10/31/08 11/1/08 - 1/31/09	$14.80 $19.50 $ 8.95 $ 5.40	$21.85 $24.60 $23.20 $13.00

2010	2/1/09 - 4/30/09 5/1/09 - 7/31/09 8/1/09 - 10/31/09 11/1/09 - 1/31/10	$ 3.10 $ 5.30 $11.31 $15.05	$ 6.75 $12.85 $17.25 $19.35

2011	2/1/10 - 4/30/10 5/1/10 - 7/2/10	$17.73 $22.20	$28.00 $27.00
Holders
There were 45 holders of record of our common stock at December 24, 2010. Such record holders include holders who are nominees for an undetermined number of beneficial owners.
Dividends
We have not declared or paid and have no current plans to declare or pay any cash dividends on our equity securities. We intend to retain our earnings to finance the development of our business, repay debt, and for other corporate purposes. In addition, the terms of our credit agreement restrict our ability to pay cash dividends on shares of our common or preferred stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for a more detailed discussion of these restrictions. Holders of our preferred stock are entitled to cumulative dividends before any dividends may be declared or set aside on our common stock. See “Description of Capital Stock” and “Note 8, Convertible Preferred Stock” to the audited consolidated financial statements included elsewhere in this prospectus for a more detailed discussion of these restrictions. Our preferred stock currently accrues a dividend at the rate of 3.875% per year.

Any future determination as to the payment of dividends on our common stock will be made by our board of directors at its discretion, subject to the limitations contained in the credit agreement and the rights of the holders of the preferred stock and will depend upon our earnings, financial condition, capital requirements, and other relevant factors.

SELECTED FINANCIAL DATA
The selected consolidated statements of operations data for the years ended January 31, 2010, 2009 and 2008 and the selected consolidated balance sheet data as of January 31, 2010 and 2009 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended January 31, 2007 and 2006 and the selected consolidated balance sheet data as of January 31, 2008, 2007 and 2006 are derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated statements of operations data for the three and nine months ended October 31, 2010 and 2009 and the consolidated balance sheet data as of October 31, 2010 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments necessary for the fair presentation of the financial information contained in those statements. Historical results are not necessarily indicative of results to be expected in the future.
You should read the selected consolidated financial data below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.
Consolidated Statements of Operations Data

	Three Months Ended		Nine Months Ended
	October 31,		October 31,		Year Ended January 31,
in thousands (except per share data)	2010	2009	2010	2009	2010	2009	2008	2007	2006
Revenue	$186,641	$186,480	$539,930	$530,897	$703,633	$669,544	$534,543	$368,778	$278,754
Operating income (loss)	30,393	23,735	50,210	73,453	65,679	(15,026)	(114,630)	(47,253)	4,112
Net income (loss)	18,388	13,315	15,163	35,369	17,100	(78,577)	(197,545)	(39,598)	2,482
Net income (loss) attributable to Verint Systems Inc.	17,174	13,176	12,441	34,408	15,617	(80,388)	(198,609)	(40,519)	1,664
Net income (loss) attributable to Verint Systems Inc. common shares	13,582	9,733	1,892	24,297	2,026	(93,452)	(207,290)	(40,519)	1,664

Net income (loss) per share attributable to Verint Systems Inc.:
Basic	$0.38	$0.30	$0.06	$0.75	$0.06	$(2.88)	$(6.43)	$(1.26)	$0.05
Diluted	0.36	0.29	0.05	0.74	0.06	(2.88)	(6.43)	(1.26)	0.05
Weighted-average shares:
Basic	35,368	32,471	33,785	32,465	32,478	32,394	32,222	32,156	31,781
Diluted	47,679	33,330	36,525	32,879	33,127	32,394	32,222	32,156	32,620
Consolidated Balance Sheet Data

	October 31,	January 31,
in thousands	2010	2010	2009	2008	2007	2006
Total assets	$1,353,052	$1,396,337	$1,337,393	$1,492,275	$593,676	$609,558
Long-term debt, including current maturities	598,234	620,912	625,000	610,000	1,058	1,325
Preferred stock	285,542	285,542	285,542	293,663	—	—
Total stockholders’ equity (deficit)	51,873	(14,567)	(76,070)	30,325	198,890	220,569
Certain financial data in these tables for years ended prior to January 31, 2010 has been adjusted to reflect the adoption of a change in accounting for noncontrolling interests, as further discussed in Note 1, “Summary of Significant Accounting Policies” to the audited consolidated financial statements included elsewhere in this prospectus.
During the five-year period ended January 31, 2010, we acquired a number of businesses, the more significant of which were the acquisitions of MultiVision in January 2006, Mercom Systems Inc., in July 2006, and Witness in May 2007. The operating results of acquired businesses have been included in our consolidated financial statements since their respective acquisition dates and have contributed to our revenue growth. The May 2007 acquisition of Witness had significant impacts on our revenue and operating results for the years ended January 31, 2010, 2009, and 2008.
Operating results for the period ended January 31, 2010 include:
•	amortization of intangible assets associated with the acquisition of Witness of $28.3 million;

•	interest expense on our term loan and revolving credit agreement of $22.6 million;

•	stock-based compensation expense of $44.2 million;

•	realized and unrealized losses on our interest rate swap of $13.6 million; and

•	approximately $54 million in professional fees and related expenses associated with our restatement of previously filed consolidated financial statements for periods through January 31, 2005 and our extended filing delay status.
Operating results for the period ended January 31, 2009 include:
•	a full year’s revenue from Witness compared to eight months in the prior year;

•	amortization of intangible assets associated with the acquisition of Witness of $31.1 million;

•	integration costs of $3.2 million incurred to support and facilitate the combination of Verint and Witness into a single organization;

•	net proceeds after legal fees of approximately $4.3 million associated with the settlement of pre-existing litigation between Witness and a competitor;

•	interest expense on our term loan and revolving credit agreement of $35.2 million;

•	stock-based compensation expense of $36.0 million;

•	realized and unrealized losses on our interest rate swap of $11.5 million;

•	restructuring costs of $5.7 million and approximately $28 million in professional fees and related expenses associated with our restatement of previously filed consolidated financial statements for periods through January 31, 2005 and our extended filing delay status; and

•	non-cash goodwill impairment charges of $26.0 million.
Operating results for the period ended January 31, 2008 include:
•	an increase in revenue of $123.1 million from the Witness business, beginning in the quarter ended July 31, 2007;

•	amortization of intangible assets associated with the acquisition of Witness of $22.6 million;

•	a $6.7 million charge for in-process research and development;

•	integration costs of $11.0 million incurred to support and facilitate the combination of Verint and Witness into a single organization;

•	legal fees of $8.7 million associated with pre-existing litigation between Witness and a competitor;

•	interest expense on our term loan of $34.4 million;

•	restructuring costs of $3.3 million and approximately $26 million in professional fees and related expenses associated with our restatement of previously filed consolidated financial statements for periods through January 31, 2005 and our extended filing delay status;

•	realized and unrealized losses on our interest rate swap of $29.2 million;

•	unrealized gains of $7.2 million on an embedded derivative financial instrument related to the variable dividend feature of our preferred stock;

•	stock-based compensation expense of $31.0 million; and

•	non-cash goodwill and intangible asset impairment charges of $23.4 million.
Operating results for the year ended January 31, 2007 include:
•	$19.2 million for a one-time settlement charge related to our exit from a royalty-bearing program with the OCS; and

•	approximately $4 million in professional fees and related expenses associated with our restatement of previously filed consolidated financial statements for periods through January 31, 2005 and our extended filing delay status.
Operating results for the year ended January 31, 2006 include a $2.6 million charge in connection with a customer dispute.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
The following management’s discussion and analysis of our financial condition and results of operations should be read in conjunction with “Business”, “Selected Financial Data”, and the consolidated financial statements and the related notes thereto which appear elsewhere in this prospectus. This discussion contains a number of forward-looking statements, all of which are based on our current expectations and all of which could be affected by uncertainties and risks. Our actual results may differ materially from the results contemplated in these forward-looking statements as a result of many factors including, but not limited to, those described in the “Risk Factors” section.
Business Overview
Verint is a global leader in Actionable Intelligence solutions and value-added services. Our solutions enable organizations of all sizes to make timely and effective decisions to improve enterprise performance and make the world a safer place. More than 10,000 organizations in over 150 countries — including over 80% of the Fortune 100 — use Verint Actionable Intelligence solutions to capture, distill, and analyze complex and underused information sources, such as voice, video, and unstructured text.
In the enterprise market, our Workforce Optimization solutions help organizations enhance customer service operations in contact centers, branches, and back-office environments to increase customer satisfaction, reduce operating costs, identify revenue opportunities, and improve profitability. In the security intelligence market, our Video Intelligence, public safety, and Communications Intelligence solutions are vital to government and commercial organizations in their efforts to protect people and property and neutralize terrorism and crime.
We support our customers around the globe directly and with an extensive network of selling and support partners.
Our Business
We serve two markets through three operating segments. Our Workforce Optimization segment serves the enterprise workforce optimization market, while our Video Intelligence segment and Communications Intelligence segment serve the security intelligence market.
In our Workforce Optimization segment, we are a leading provider of enterprise workforce optimization software and services. Our solutions enable organizations to extract and analyze valuable information from customer interactions and related operational data in order to make more effective, proactive decisions for optimizing the performance of their customer service operations, improving the customer experience, and enhancing compliance. Marketed under the Impact 360 brand to contact centers, back offices, branch and remote offices, and public safety centers, these solutions comprise a unified suite of enterprise workforce optimization applications and services that include IP and TDM voice recording and quality monitoring, speech and data analytics, workforce management, customer feedback, eLearning and coaching, performance management, and desktop productivity/application analysis. These applications can be deployed stand-alone or in an integrated fashion. Key business and technology trends driving this segment include a growing interest in a unified workforce optimization suite and sophisticated customer interaction analytics, the adoption of workforce optimization solutions outside contact centers, and the ongoing upgrade of TDM voice systems to VoIP telephony infrastructure. For the three and nine months ended October 31, 2010 and the years ended January 31, 2010, 2009, and 2008, this segment represented approximately 57%, 55%, 53%, 53%, and 49% of our total revenue, respectively.
In our Video Intelligence segment, we are a leading provider of networked IP video solutions designed to optimize security and enhance operations. Our Video Intelligence Solutions portfolio includes IP video management software and services, edge devices for capturing, digitizing, and transmitting video over different types of wired and wireless networks, video analytics, and networked DVRs. Marketed under the Nextiva brand, this portfolio enables organizations to deploy an end-to-end IP video solution with analytics or evolve to IP video operations without discarding their investments in analog CCTV technology. Key business and technology trends in the Video

Intelligence segment include increased demand for advanced security solutions due to ongoing terrorism and security threats around the world and the transition from relatively passive analog CCTV video systems to more sophisticated network-based IP video solutions. For the three and nine months ended October 31, 2010 and the years ended January 31, 2010, 2009, and 2008, this segment represented approximately 16%, 18%, 21%, 19%, and 28% of our total revenue, respectively.
In our Communications Intelligence segment, we are a leading provider of communications intelligence and investigative solutions that help law enforcement, national security, intelligence, and civilian government agencies effectively detect, investigate, and neutralize criminal and terrorist threats. Our solutions are designed to handle massive amounts of unstructured and structured information from different sources, quickly make sense of complex scenarios, and generate evidence and intelligence. Our portfolio includes solutions for communications interception, service provider compliance, mobile location tracking, fusion and data management, Web intelligence, and tactical communications intelligence. These solutions can be deployed stand-alone or collectively, as part of a large-scale system to address the needs of large government agencies that require advanced, comprehensive solutions. Key business and technology trends in this segment include the demand for innovative communications intelligence and investigative solutions due to terrorism, criminal activities, and other security threats, an expanding range of communication and information media, the increasing complexity of communications networks and growing network traffic, and legal and compliance requirements. For the three and nine months ended October 31, 2010 and the years ended January 31, 2010, 2009, and 2008, this segment represented approximately 27%, 27%, 26%, 28%, and 23% of our total revenue, respectively.
Generally, we make business decisions by evaluating the risks and rewards of the opportunities available to us in the markets served by each of our segments. We view each operating segment differently and allocate capital, personnel, resources, and management attention accordingly. In reviewing each operating segment, we also review the performance of that segment by geography. Our marketing and sales strategies, expansion opportunities, and product offerings may differ materially within a particular segment geographically, as may our allocation of resources between segments. When making decisions regarding investment in our business, increasing capital expenditures or making other decisions that may reduce our profitability, we also consider the leverage ratio in our credit facility. See “— Liquidity and Capital Resources” for more information.
Key Trends and Developments in Our Business
We believe that there are many factors that affect our ability to sustain and increase both revenue and profitability, including:

•	Information technology spending. During the global recession, information technology spending has decreased, and the market for our products and services has been adversely affected. Our growth and results depend in part on the pace of economic recovery and spending on information technology.

•	Market acceptance of Actionable Intelligence for unstructured data, particularly analytics. We are in an early stage market where the value of certain aspects of our products and solutions is still in the process of market acceptance. We believe that our future growth depends in part on the continued and increasing acceptance of the value of our data analytics across our product offerings.

•	Our capital structure may impact our financing activities, investments, and growth. We have a majority stockholder that can effectively control our business and affairs. We also are subject to various restrictive covenants under our credit facility, as well as a leverage ratio financial covenant. As a result, our current capital structure limits our ability to issue equity, incur additional debt, or make certain investments in our business. These limitations may impede our ability to execute upon our business strategy.
See also “Risk Factors” for a more complete description of these and other risks that may impact future revenue and profitability.

Critical Accounting Policies and Estimates
An appreciation of our critical accounting policies is necessary to understand our financial results. The accounting policies outlined below are considered to be critical because they can materially affect our operating results and financial condition, as these policies may require management to make difficult and subjective judgments regarding uncertainties. The accuracy of these estimates and the likelihood of future changes depend on a range of possible outcomes and a number of underlying variables, many of which are beyond our control, and there can be no assurance that our estimates are accurate.
Revenue Recognition
Our revenue recognition policy is a critical component of determining our operating results and is based on a complex set of accounting rules that require us to make significant judgments and estimates. We derive revenue primarily from two sources: product revenue, which includes revenue from hardware and software products, and service and support revenue, which includes revenue from installation services, PCS, project management, hosting services, and training services. Our customer arrangements typically include several of these elements. Revenue recognition for a particular arrangement is dependent upon such factors as the level of customization within the solution and the contractual delivery, acceptance, payment, and support terms with the customer. Significant judgment is required to conclude whether collectability of fees is considered probable and whether fees are fixed or determinable. In addition, our multiple-element arrangements must be carefully reviewed to determine whether the fair value of each element can be established, which is a critical factor in determining the timing of the arrangement’s revenue recognition.
The majority of our software license arrangements contain multiple elements including software, hardware, PCS, and professional services, such as installation, consulting, and training. We allocate revenue to delivered elements of the arrangement using the residual value method (Residual Method), whereby revenue is allocated to the undelivered elements based on vendor specific objective evidence of the fair value (VSOE), of the undelivered elements with the remaining arrangement fee allocated to the delivered elements and recognized as revenue assuming all other revenue recognition criteria are met. If we are unable to establish VSOE for the undelivered elements of the arrangement, revenue recognition is deferred for the entire arrangement until all elements of the arrangement are delivered. However, if the only undelivered element is PCS, we recognize the arrangement fee ratably over the PCS period.
Our policy for establishing VSOE for installation, consulting, and training is based upon an analysis of separate sales of services, which are then compared with the fees charged when the same elements are included in a multiple-element arrangement.
PCS revenues are derived from providing technical software support services and software updates and upgrades to customers on a when-and-if-available basis. PCS revenue is recognized ratably over the term of the maintenance period, which in most cases is one year. When PCS is included within a multiple-element arrangement, we utilize either the substantive renewal rate approach or the bell-shaped curve approach to establish VSOE of the PCS, depending upon the business operating segment, geographical region, or product line.
Under the bell-shaped curve approach of establishing VSOE, we perform a VSOE compliance test to ensure that a substantial majority (75% or over) of our actual PCS renewals are within a narrow range of plus or minus 15% of the median pricing.
Under the substantive renewal rate approach, we believe it is necessary to evaluate whether both the support renewal rate and term are substantive, and whether the renewal rate is being consistently applied to subsequent renewals for a particular customer. We establish VSOE under this approach through analyzing the renewal rate stated in the customer agreement and determining whether that rate is above the minimum substantive VSOE renewal rate established for that particular PCS offering. The minimum substantive VSOE rate is determined based upon an analysis of revenue associated with historical PCS contracts. Typically, renewal rates of 15% for PCS plans that provide when-and-if-available upgrades, and 10% for plans that do not provide for when-and-if-available upgrades, would be deemed to be minimum substantive renewal rates. For contracts that do not contain a stated renewal rate, revenue associated with the entire bundled arrangement is recognized ratably over the PCS term. Contracts that have a renewal rate below the minimum substantive VSOE rate are deemed to contain a more than insignificant discount element, for which VSOE cannot be established. We recognize revenue for these arrangements over the period that the customer is entitled to renew their PCS at the discounted rate, but not to exceed the estimated economic life of the product. We evaluate many factors in determining the estimated economic life of our products, including the support period of the product, technological obsolescence, product roadmaps, and customer expectations. We have concluded that our software products have estimated economic lives of from five to seven years.
For certain of our products, we do not have an explicit obligation to provide PCS but as a matter of business practice have provided implied PCS. The implied PCS is accounted for as a separate element for which VSOE does not exist. Arrangements that contain implied PCS are recognized over the period the implied PCS is provided, but not to exceed the estimated economic life of the product.
For shipment of products which include embedded firmware that has been deemed incidental, we recognize revenue provided that persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable, and collectability of the fee is reasonably assured. For shipments of hardware products, delivery is considered to have occurred upon shipment, provided that the risks of loss, and title in certain jurisdictions, have been transferred to the customer.
Some of our arrangements require significant customization of the product to meet the particular requirements of the customer. For these arrangements, revenue is recognized under contract accounting methods, typically using the percentage of completion (POC), method. Under the POC method, revenue recognition is generally based upon the ratio of hours incurred to date to the total estimated hours required to complete the contract. Profit estimates on long-term contracts are revised periodically based on changes in circumstances, and any losses on contracts are recognized in the period that such losses become evident. Generally, the terms of long-term contracts provide for progress billings based on completion of milestones or other defined phases of work. Significant judgment is often required when estimating total hours and progress to completion on these arrangements, as well as whether a loss is expected to be incurred on the contract due to several factors including the degree of customization required and the customer’s existing environment. If the range of profitability cannot be estimated but some level of profit is assured, revenue is recognized to the extent of costs incurred, until such time that the project’s profitability can be estimated or the services have been completed. In addition, if VSOE does not exist for the contract’s PCS element, but some level of profit is assured, the zero gross margin approach of applying percentage of completion accounting is used based on the extent of costs incurred. Once the services are completed, the remaining unrecognized portion of the arrangement fee is recognized ratably over the remaining PCS period. In the event some level of profitability on a contract cannot be assured, the completed-contract method of revenue recognition is applied. We use historical experience, project plans, and an assessment of the risks and uncertainties inherent in the arrangement to establish these estimates. Uncertainties in these arrangements include implementation delays or performance issues that may or may not be within our control.
In certain of our arrangements accounted for under contract accounting methods, the fee is contingent on the return on investment our customers receive from our products and services. Revenue from these arrangements is recognized under the completed-contract method of accounting when the contingency is resolved and collectability is assured, which in most cases is upon final receipt of payment.
If an arrangement includes customer acceptance criteria, revenue is not recognized until we can objectively demonstrate that the software or services meet the acceptance criteria, or the acceptance period lapses, whichever occurs earlier. If a software license arrangement obligates us to deliver specified future products or upgrades, revenue under the arrangement is initially deferred and is recognized only when the specified future products or upgrades are delivered, or when the obligation to deliver specified future products expires, whichever occurs earlier.
We extend customary trade payment terms to our customers in the normal course of conducting business. To assess the probability of collection for purposes of revenue recognition, we have established credit policies that establish prudent credit limits for our customers. These credit limits are based upon our risk assessment of the customer’s ability to pay, their payment history, geographic risk, and other factors, and are not contingent upon the resale of the product or upon the collection of payments from their customers. These credit limits are reviewed and revised periodically on the basis of updated customer financial statement information, payment performance, and other factors.
We record provisions for estimated product returns in the same period in which the associated revenue is recognized. We base these estimates of product returns upon historical levels of sales returns and other known factors. Actual product returns could be different from our estimates and current or future provisions for product returns may differ from historical provisions. Concessions granted to customers are recorded as reductions to revenue in the period in which they were granted and have been minimal in both amount and frequency.
Product revenue derived from shipments to resellers and OEMs who purchase our products for resale are generally recognized when such products are shipped (on a “sell-in” basis). This policy is predicated on our ability to estimate sales returns as well as other criteria regarding these customers. We are also required to evaluate whether our resellers and OEMs have the ability to honor their commitment to make fixed or determinable payments regardless of whether they collect payment from their customers. In this regard, we assess whether our resellers and OEMs are new, poorly capitalized, or experiencing financial difficulty, and whether they have a pattern of not paying as amounts become due on previous arrangements or seeking payment terms longer than those provided to end customers. If we were to change any of these assumptions or judgments, it could cause a material change to the revenue reported in a particular period. We have historically experienced insignificant product returns from resellers and OEMs, and our payment terms for these customers are similar to those granted to our end-users. Our policy also presumes that we have no significant performance obligations in connection with the sale of our products by our resellers and OEMs to their customers. If a reseller or OEM develops a pattern of payment delinquency, or seeks payment terms longer than generally granted to our resellers or OEMs, we defer the recognition of revenue from transactions with that reseller or OEM until the receipt of cash.
For multiple-element arrangements for which we are unable to establish VSOE of one or more elements, we use various available indicators of fair value and apply our best judgment to reasonably classify the arrangement’s revenue into product revenue and service revenue for financial reporting purposes. For these arrangements, we review our VSOE for training, installation, and PCS services from similar transactions and stand-alone service arrangements and prepare comparisons to peers, in order to determine reasonable and consistent approximations of fair values of service revenue for statement of operations classification purposes with the remaining amount being allocated to product revenue. Installation services associated with our Communications Intelligence arrangements are included within product revenue as such amounts are not considered material.
Allowance for Doubtful Accounts
We estimate the collectability of our accounts receivable balances each accounting period and adjust our allowance for doubtful accounts accordingly. We exercise a considerable amount of judgment in assessing the collectability of accounts receivable, including consideration of the creditworthiness of each customer, their collection history, and the related aging of past due receivables balances. We evaluate specific accounts when we learn that a customer may be experiencing a deterioration of its financial condition due to lower credit ratings, bankruptcy, or other factors that may affect its ability to render payment.
Accounting for Business Combinations
Business acquisitions completed prior to January 31, 2009 have been accounted for using purchase method standards effective prior to that date. New purchase accounting standards were effective for us on February 1, 2009. Under purchase accounting standards, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed as well as to in-process research and development costs based upon their estimated fair values at the acquisition date. These fair values are typically estimated with assistance from independent valuation specialists. The purchase price allocation process requires our management to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets, contractual support obligations assumed, and pre-acquisition contingencies.

Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain.
Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to:
•	future expected cash flows from software license sales, support agreements, consulting contracts, other customer contracts, and acquired developed technologies;

•	expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed;

•	the acquired company’s brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio;

•	cost of capital and discount rates; and

•	estimating the useful lives of acquired assets as well as the pattern or manner in which the assets will amortize.
In connection with the purchase price allocations for applicable acquisitions, we estimate the fair value of the contractual support obligations we are assuming from the acquired business. The estimated fair value of the support obligations is determined utilizing a cost build-up approach, which determines fair value by estimating the costs related to fulfilling the obligations plus a reasonable profit margin. The estimated costs to fulfill the support obligations are based on the historical direct costs related to providing the support services. The sum of these costs and operating profit represents an approximation of the amount that we would be required to pay a third party to assume the support obligations.
Impairment of Goodwill and Other Intangible Assets
We perform our goodwill impairment test on an annual basis, as of November 1, or more frequently if changes in facts and circumstances indicate that impairment in the value of goodwill may exist. Our goodwill impairment evaluation is based upon comparing the fair value to the carrying value of our reporting units containing goodwill. To test for potential impairment, we first perform an assessment of the fair value of our reporting units. We utilize three primary approaches to determine fair value: (a) an income based approach, using projected discounted cash flows, (b) a market based approach using multiples of comparable companies, and (c) a transaction based approach using multiples for recent acquisitions of similar businesses made in the marketplace.
Our estimate of fair value of each reporting unit is based on a number of subjective factors, including: (a) appropriate weighting of valuation approaches (income approach, comparable public company approach, and comparable transaction approach), (b) estimates of our future cost structure, (c) discount rates for our estimated cash flows, (d) selection of peer group companies for the public company and the market transaction approaches, (e) required levels of working capital, (f) assumed terminal value, and (g) time horizon of cash flow forecasts.
The fair value of each reporting unit is compared to its carrying value to determine whether there is an indication of impairment in value. If an indication of impairment exists, we perform a second analysis to measure the amount of impairment, if any.
We review intangible assets that have finite useful lives and other long-lived assets when an event occurs indicating the potential for impairment. If any indicators are present, we perform a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the assets in question to their carrying amounts. If the undiscounted cash flows used in the test for recoverability are less than the long-lived assets carrying amount, we determine the fair value of the long-lived asset and recognize an impairment loss if the carrying amount of the long-

lived asset exceeds its fair value. The impairment loss recognized is the amount by which the carrying amount of the long-lived asset exceeds its fair value.
During the years ended January 31, 2009 and 2008, we recorded non-cash charges to recognize impairments of goodwill and other intangible assets of $26.0 million, and $23.4 million, respectively. We did not record any impairment of goodwill for the three and nine months ended October 31, 2010 or for the year ended January 31, 2010 as the fair values of all of our reporting units significantly exceeded their carrying values.
Since the estimated fair values of our reporting units significantly exceeded their carrying values as of November 1, 2009, we currently do not believe that our reporting units are at risk of impairment. The assumptions and estimates used in this process are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy or our internal forecasts. Although we believe the assumptions, judgments, and estimates we have used in our assessment are reasonable and appropriate, a material change in any of our assumptions or external factors could trigger impairments not originally identified.
Income Taxes
We account for income taxes under the asset and liability method which includes the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this approach, deferred taxes are recorded for the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial statement and tax bases of our assets and liabilities, and are adjusted for changes in tax rates and tax laws when changes are enacted. The effects of future changes in income tax laws or rates are not anticipated.
We are subject to income taxes in the United States and numerous foreign jurisdictions. The calculation of our tax provision involves the application of complex tax laws and requires significant judgment and estimates.
We evaluate the realizability of our deferred tax assets for each jurisdiction in which we operate at each reporting date, and we establish a valuation allowance when it is more likely than not that all or a portion of our deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. We consider all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. In circumstances where there is sufficient negative evidence indicating that our deferred tax assets are not more likely than not realizable, we establish a valuation allowance.
We use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more likely than not sustainable, based solely on their technical merits, upon examination, and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that we believe is more likely than not realizable. Differences between the amount of tax benefits taken or expected to be taken in our income tax returns and the amount of tax benefits recognized in our financial statements, represent our unrecognized income tax benefits, which we either record as a liability or as a reduction of deferred tax assets. Our policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.
Contingencies
We recognize an estimated loss from a claim or loss contingency when and if information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for claims and contingencies requires the use of significant judgment and estimates. One notable potential source of loss contingencies is pending or threatened litigation. Legal counsel and other advisors and experts are consulted on issues related to litigation as well as on matters related to contingencies occurring in the ordinary course of business.
Accounting for Stock-Based Compensation
We recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of the award.
We estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. We use the Black-Scholes option-pricing model, which requires the input of significant assumptions including an estimate of the average period of time employees will retain stock options before exercising them, the estimated volatility of our common stock price over the expected term, the number of options that will ultimately be forfeited before completing vesting requirements, and the risk-free interest rate. Changes in the assumptions can materially affect the estimate of fair value of stock-based compensation and, consequently, the related expense recognized. The assumptions we use in calculating the fair value of stock-based payment awards represent our best estimates, which involve inherent uncertainties and the application of judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.
Impact of Our VSOE/Revenue Recognition Policies on Our Results of Operations
When VSOE does not exist for all delivered elements of an arrangement, we recognized revenue under the Residual Method. In essence, the value of our products is derived by ascertaining the fair value of all undelivered elements (i.e., PCS and other services) and subtracting the value of the undelivered elements from the total arrangement value. If the fair value of all undelivered elements cannot be determined, revenue recognition is deferred for all elements, including delivered elements, until all elements are delivered. However, if the only undelivered element is PCS, the entire arrangement fee is recognized ratably over the PCS period.
As we have previously disclosed, we determined that for many of the arrangements we examined in previously reported periods (including periods included in this prospectus), we were unable to determine the fair value of all or some of the elements within the multiple-element arrangement, as required by accounting guidance for revenue recognition. Further, for certain transactions occurring during periods reported herein, we were similarly unable to determine the fair value of all or some of the elements.
Following is a general overview of how we recognize revenue for multiple-element arrangements by segment.
Workforce Optimization Segment
Beginning in the year ended January 31, 2009, VSOE for professional services was established for the majority of our Workforce Optimization transactions which allowed for the recognition of product revenue prior to the services being performed. Prior to the year ended January 31, 2009, VSOE for professional services was not established for a majority of our Workforce Optimization transactions and, as a result, product revenue that could have otherwise been recognized upon delivery is being deferred until all services associated with the arrangement are completed. This results in revenue recognition being deferred for up to several quarters depending on the nature of the arrangement.
In addition, during the three-year period covered by our Annual Report on Form 10-K for the year ended January 31, 2010, we were also unable to establish VSOE of PCS services related to certain other Workforce Optimization transactions. As a result, product revenue that could otherwise been recognized upon delivery is being recognized ratably over either the term of the PCS services or the estimated economic life of the software product.
During the three-year period covered by our Annual Report on Form 10-K for the year ended January 31, 2010, in our Workforce Optimization segment, approximately 55% of our revenue was recognized when delivery of our products or performance of our services occurred using the Residual Method and approximately 45% was recognized ratably over either the PCS term or the period that the customer was entitled to renew their PCS but not to exceed the estimated economic life of the product or contractual period (Ratable Method).

Video Intelligence Segment
Beginning in the year ended January 31, 2010, VSOE for PCS services was established for certain arrangements in our Video Intelligence segment. In the years ended January 31, 2009 and 2008 we were unable to adequately establish VSOE for our PCS service plans due to the lack of actual subsequent renewals and not having the ability to identify Video Intelligence customers that were under current PCS service plans. Accordingly, in the years ended January 31, 2009 and 2008, we recognized revenue for these arrangements over the support period, limited to the estimated economic life of the product.
During the three-year period covered by our Annual Report on Form 10-K for the year ended January 31, 2010, in our Video Intelligence segment, approximately 60% of our revenue was recognized when delivery of our products or performance of our services occurred using the Residual Method and approximately 40% was recognized using the Ratable Method.
Communications Intelligence Segment
During the quarterly period ended April 30, 2010, VSOE for professional services was established for certain Communications Intelligence contracts, and VSOE had been maintained through October 31, 2010, which allowed for the recognition of product revenue prior to those services being performed. In the three-year period covered by our Annual Report on Form 10-K for the year ended January 31, 2010, VSOE for professional services was not adequately established, in circumstances similar to those described previously for the Workforce Optimization segment. As a result, revenue for these contracts is deferred to subsequent periods. In addition, several of our Communications Intelligence contracts require substantial customization, and are therefore accounted for using the completed contract method (the Contract Accounting Method). In addition, certain of these arrangements are bundled with PCS for which we were unable to establish VSOE, and revenue was deferred accordingly.
During the three-year period covered by our Annual Report on Form 10-K for the year ended January 31, 2010, based on the way we recognize revenue in our Communications Intelligence segment, approximately 50% of our revenue was recognized using the Residual Method, approximately 20% was recognized using the Ratable Method, and approximately 30% was recognized under the contract accounting methods, primarily using the percentage of completion method, or alternately, the Contract Accounting Method.
In addition, as part of deferring revenue for a particular arrangement, we have also deferred certain cost of revenue associated with the arrangement. We have made an accounting policy election whereby the product cost of revenue, including hardware and third-party software license fees, are capitalized and amortized over the same period that product revenue is recognized, while installation and other service costs are generally expensed as incurred, except for certain contracts recognized according to contract accounting. For example, in a multiple-element arrangement where revenue is recognized over the PCS support period, the cost of revenue associated with the product is capitalized upon product delivery and amortized over that same period. However, the cost of revenue associated with the services is expensed as incurred in the period in which the services are performed. In addition, we expense customer acquisition and origination costs to selling, general and administrative expense, including sales commissions, as incurred, with the exception of certain sales referral fees in our Communications Intelligence segment which are capitalized and amortized ratably over the revenue recognition period.

Results of Operations for Annual Periods
Financial Overview
The following table sets forth a summary of certain key financial information for the years ended January 31, 2010, 2009, and 2008:

	Year Ended January 31,
(in thousands, except per share data)	2010	2009	2008
Revenue	$703,633	$669,544	$534,543

Operating income (loss)	$65,679	$(15,026)	$(114,630)

Net income (loss) attributable to Verint Systems Inc. common shares	$2,026	$(93,452)	$(207,290)

Net income (loss) per share attributable to Verint Systems Inc.:
Basic and diluted	$0.06	$(2.88)	$(6.43)

Year Ended January 31, 2010 compared to Year Ended January 31, 2009. Our revenue increased approximately 5%, or $34.1 million, to $703.6 million in the year ended January 31, 2010 from $669.5 million in the year ended January 31, 2009. The increase was due to revenue increases in our Workforce Optimization and Video Intelligence segments, partially offset by a revenue reduction in our Communications Intelligence segment. In our Workforce Optimization segment, revenue increased by $22.4 million, or 6%, primarily due to the completion of a multi-site installation for a major customer for which revenue was recognized upon final customer acceptance, coupled with an increase in maintenance renewal revenue recognized at full value as a result of the elimination of the impact of purchase accounting adjustments to support obligations assumed which amounted to $5.2 million in the year ended January 31, 2009. We recorded an adjustment reducing support obligations assumed in the Witness acquisition to their estimated fair value at the acquisition date. As a result, as required by business combination accounting rules, revenue related to maintenance contracts in the amount of $5.2 million that would have been otherwise recorded by Witness as an independent entity, was not recognized in the year ended January 31, 2009. There was no remaining deferred revenue balance associated with the acquisition as of January 31, 2009. Historically, substantially all of our customers, including customers from acquired companies, renew their maintenance contracts when such contracts are eligible for renewal. To the extent these underlying maintenance contracts are renewed, we will recognize the revenue for the full value of these contracts over the maintenance periods, the substantial majority of which are one year. In our Video Intelligence segment, revenue increased $18.0 million, or 14%, almost entirely due to the product delivery of an order from a major customer, partially offset by a decrease of approximately $7 million in Ratable Method revenue. In our Communications Intelligence segment, revenue decreased by $6.3 million, or 3%, primarily due to a decrease in Residual Method revenue associated with customer installations partially offset by an increase in Contract Accounting Method revenue due to work performed on certain large projects. For more details on our revenue by segment, see “— Revenue by Operating Segment”. Revenue in the Americas, Europe, Middle East and Africa (EMEA), and Asia Pacific Regions (APAC), represented approximately 55%, 25%, and 20% of our total revenue, respectively, in the year ended January 31, 2010 compared to approximately 52%, 32%, and 16%, respectively, in the year ended January 31, 2009.
We had operating income of $65.7 million in the year ended January 31, 2010 compared to an operating loss of $15.0 million in the year ended January 31, 2009. The increase in operating income was primarily due to an increase in gross profit of $52.4 million to $463.7 million, or 66%, from $411.3 million, or 61%, coupled with a decrease in operating expenses of $28.3 million. The increase in gross profit was primarily due to higher revenue and higher gross margin in our Workforce Optimization and Video Intelligence segments, partially offset by lower revenue and lower gross margin in our Communications Intelligence segment. Product margins in our Video Intelligence and Workforce Optimization segments increased mainly as a result of a more favorable product mix. Service margins increased due to our cost-saving initiatives, as well as the fact, that in certain cases, expenses associated with service revenue recognized in the current year under the Ratable Method were recorded in prior periods when the costs were incurred. As discussed under “— Impact of Our VSOE/Revenue Recognition Policies on our Results of Operations”, in accordance with U.S. generally accepted accounting principles (GAAP), and our accounting policy, the cost of revenue associated with services is generally expensed as incurred in the period in which the services are performed, with the exception of certain transactions accounted for under Contract Accounting Method revenue. The decrease in operating expenses was primarily due to the absence of impairment of goodwill and other acquired intangible asset charges in the year ended January 31, 2010 compared to $26.0 million of impairment of goodwill and other acquired intangible asset charges in the year ended January 31, 2009, as well as a $4.5 million decrease in research and development expenses and a $4.5 million decrease in integration, restructuring and other, partially offset by a $9.7 million increase in selling, general and administrative expenses. The increase in selling, general and administrative expenses is primarily due to an increase of approximately $26 million in professional fees and related expenses associated with our restatement of previously filed financial statements and our extended filing delay status partially offset by our cost-saving initiatives.
We had net income attributable to Verint Systems Inc. common shares of $2.0 million and income per share of $0.06 in the year ended January 31, 2010, compared to a net loss attributable to Verint Systems Inc. common shares of $93.5 million and a loss per share of $2.88 in the year ended January 31, 2009. The increase in our net income attributable to Verint Systems Inc. common shares and income per share in the year ended January 31, 2010 was due to our higher gross profit and lower operating expenses as described above, and to a $2.4 million reduction in interest and other expenses, net coupled with a reduction of $12.6 million in income tax expense.
The strengthening of the U.S. dollar relative to the major foreign currencies in which we transact (primarily the British pound sterling, the euro, Israeli shekel, and Canadian dollar) in the year ended January 31, 2010 compared to the year ended January 31, 2009 had an unfavorable impact on our revenue and a favorable impact on our operating income. Had foreign exchange rates remained constant in these periods, excluding the impact of foreign currency hedges, our total revenue would have been approximately $12 million higher and our operating expenses and cost of goods sold would have been approximately $15 million higher, or a net unfavorable constant U.S. dollar impact of approximately $3 million on our operating income in the year ended January 31, 2010.
As of January 31, 2010, we employed approximately 2,500 employees, including part-time employees and certain contractors, as compared to approximately 2,550 as of January 31, 2009.
Year Ended January 31, 2009 compared to Year Ended January 31, 2008. Our revenue increased approximately 25%, or $135.0 million, to $669.5 million in the year ended January 31, 2009 from $534.5 million in the year ended January 31, 2008. The increase was due to revenue increases in our Workforce Optimization and Communications Intelligence segments, partially offset by a reduction in our Video Intelligence segment. In our Workforce Optimization segment, revenue increased by $91.5 million, or 35%, primarily due to a full year of Witness being included in our results for the year ended January 31, 2009 compared to only eight months in the year ended January 31, 2008, coupled with an increase in Witness maintenance renewal revenue recognized at full value as a result of the reduced impact of purchase accounting adjustments to support obligations assumed. We recorded an adjustment reducing support obligations assumed in the Witness acquisition to their estimated fair value at the acquisition date. As a result, as required by business combination accounting rules, revenue related to maintenance contracts in the amount of $5.2 million and $33.9 million that would have been otherwise recorded by Witness as an independent entity, was not recognized in the years ended January 31, 2009 and 2008, respectively. In our Communications Intelligence segment, revenue increased by $63.8 million, or 50%, primarily due to increased business including several large project implementations that started during the year, as well as the completion of certain installations and work performed for projects accounted for as Contract Accounting Method revenue. In our Video Intelligence segment, revenue decreased $20.2 million, or 14%, due to timing of installations from a major customer, a decline in our distribution business in APAC, and a decline in Residual Method revenue due to the global economic downturn. For more details on our revenue by segment, see “— Revenue by Operating Segment”. Revenue in the Americas, EMEA, and APAC represented approximately 52%, 32%, and 16% of our total revenue, respectively, in the year ended January 31, 2009 compared to approximately 52%, 33%, and 15%, respectively, in the year ended January 31, 2008.
We had an operating loss of $15.0 million in the year ended January 31, 2009 compared to an operating loss of $114.6 million in the year ended January 31, 2008. The decrease in operating loss was primarily due to an increase in gross profit of $106.8 million to $411.3 million, or 61%, from $304.5 million, or 57%, partially offset by an increase of $7.2 million in operating expenses. The increase in gross profit was primarily due to higher revenue and higher gross margin in our Workforce Optimization and Communications Intelligence segments, partially offset by lower revenue and lower gross margin in our Video Intelligence segment. The increase in operating expenses was due to a $23.0 million increase in selling, general and administrative expenses and a $5.6 million increase in amortization of intangible assets, primarily due to a full year of Witness being included in our results for the year ended January 31, 2009 compared to only eight months in the year ended January 31, 2008, as well as a $3.0 million increase in impairment of goodwill and other acquired intangible assets, partially offset by a $5.3 million reduction in integration and restructuring costs, a $13.0 million decrease in legal fees associated with intellectual property litigation assumed in the Witness acquisition, net of settlement recovery, as well as the absence in the year ended January 31, 2009 of a $6.7 million in-process research and development charge recorded in the year ended January 31, 2008. For additional information see “— Impairment of Goodwill and Other Acquired Intangible Assets” and Note 5, “Intangible Assets and Goodwill” to the audited consolidated financial statements included elsewhere in this prospectus.
We had a net loss attributable to Verint Systems Inc. common shares of $93.5 million and a loss per share of $2.88 in the year ended January 31, 2009, compared to a net loss attributable to Verint Systems Inc. common shares of $207.3 million and a loss per share of $6.43 in the year ended January 31, 2008. The decrease in our net loss attributable to Verint Systems Inc. common shares and loss per share in the year ended January 31, 2009 was due to our higher gross profit and lower integration costs and the Witness intellectual property legal fees as described above, and to lower interest and other expenses, net of $43.9 million in the year ended January 31, 2009, compared to interest and other expenses, net of $55.2 million in the year ended January 31, 2008. The decrease in interest and other expenses was primarily a result of the repurchase by our broker of our auction rate securities (ARS), at the value equal to the par value plus interest.
The U.S. dollar was mixed relative to the major foreign currencies in which we transact (weakened versus the euro and Israeli shekel and strengthened versus the British pound sterling and Canadian dollar) in the year ended January 31, 2009 compared to the year ended January 31, 2008. The net impact was unfavorable on our revenue primarily due to the weaker British pound sterling, and had a net unfavorable impact on our operating loss primarily due to the stronger Israeli shekel (which caused our local expenses to be higher). Had foreign exchange rates remained constant in these periods, our total revenue would have been approximately $5 million higher and our operating expenses and cost of revenue would have been approximately $2 million lower, or a net favorable constant dollar impact of approximately $7 million on our operating loss in the year ended January 31, 2009.
As of January 31, 2009, we employed approximately 2,550 employees, including part-time employees and certain contractors, as compared to approximately 2,600 as of January 31, 2008.
Revenue by Operating Segment
The following table sets forth revenue for each of our three operating segments for the years ended January 31, 2010, 2009, and 2008:

	Year Ended January 31,			% Change
				2010 -	2009 -
(in thousands)	2010	2009	2008	2009	2008
Workforce Optimization	$374,778	$352,367	$260,938	6%	35%
Video Intelligence	144,970	127,012	147,225	14%	(14%)
Communications Intelligence	183,885	190,165	126,380	(3%)	50%

Total revenue	$703,633	$669,544	$534,543	5%	25%

Workforce Optimization Segment
Year Ended January 31, 2010 compared to Year Ended January 31, 2009. Workforce Optimization segment revenue increased approximately 6%, or $22.4 million, to $374.8 million in the year ended January 31, 2010 from $352.4 million in the year ended January 31, 2009. The increase was primarily due to the completion of a multi-site installation for a major customer for which revenue was recognized upon final customer acceptance, as well as an increase in maintenance renewal revenue recognized at full value as a result of the elimination of the impact of purchase accounting adjustments to support obligations assumed. We recorded an adjustment reducing support obligations assumed in the Witness acquisition to their estimated fair value at the acquisition date. As a result, as required by business combination accounting rules, revenue related to maintenance contracts in the amount of $5.2 million that would have been otherwise recorded by Witness as an independent entity, was not recognized in the year ended January 31, 2009. There was no remaining deferred revenue balance associated with the acquisition as of January 31, 2009. Historically, substantially all of our customers, including customers from acquired companies, renew their maintenance contracts when such contracts are eligible for renewal. To the extent these underlying maintenance contracts are renewed, we will recognize the revenue for the full value of these contracts over the maintenance periods, the substantial majority of which are one year.
Year Ended January 31, 2009 compared to Year Ended January 31, 2008. In our Workforce Optimization segment, revenue increased by $91.5 million, or 35%, primarily due to a full year of Witness being included in our results for the year ended January 31, 2009 compared to only eight months in the year ended January 31, 2008, coupled with an increase in Witness maintenance renewal revenue recognized at full value as a result of the reduced impact of purchase accounting adjustments to support obligations assumed. We recorded an adjustment reducing support obligations assumed in the Witness acquisition to their estimated fair value at the acquisition date. As a result, as required by business combination accounting rules, revenue related to maintenance contracts in the amount of $5.2 million and $33.9 million that would have been otherwise recorded by Witness as an independent entity, was not recognized in the years ended January 31, 2009 and 2008, respectively. During the year ended January 31, 2009, we combined the operations of Verint and Witness as well as integrated some of the products of both companies. As a result, we cannot accurately quantify the increase in revenue attributable to the Witness acquisition.
Video Intelligence Segment
Year Ended January 31, 2010 compared to Year Ended January 31, 2009. In our Video Intelligence segment, revenue increased by $18.0 million, or 14%, almost entirely due to the product delivery of an order from a major customer, partially offset by a decrease of approximately $7 million in Ratable Method revenue due to reduced volume of arrangements for which VSOE was not established.
Year Ended January 31, 2009 compared to Year Ended January 31, 2008. Video Intelligence segment revenue decreased approximately 14%, or $20.2 million, to $127.0 million in the year ended January 31, 2009 from $147.2 million in the year ended January 31, 2008. Approximately 35% of the decrease was due to lower revenue from a major customer due to the timing of installations, approximately 35% of the decrease was due to a decline in our distribution business in the APAC region, and approximately 30% of the decrease was due to a decline in Residual Method revenue due to the global economic downturn.
Communications Intelligence Segment
Year Ended January 31, 2010 compared to Year Ended January 31, 2009. Communications Intelligence segment revenue decreased approximately 3%, or $6.3 million, to $183.9 million in the year ended January 31, 2010 from $190.2 million in the year ended January 31, 2009. The decrease was primarily due to a decrease of approximately $33 million in Residual Method revenue associated with customer installations partially offset by an increase of approximately $27 million in Contract Accounting Method revenue due to work performed on certain large projects.
Year Ended January 31, 2009 compared to Year Ended January 31, 2008. Communications Intelligence segment revenue increased approximately 50%, or $63.8 million, to $190.2 million in the year ended January 31, 2009 from $126.4 million in the year ended January 31, 2008. The increase was due to increased business including several large project implementations that started during the year as well as the completion of certain installations and work performed for projects accounted for as Contract Accounting Method revenue. Approximately 60% of the increase was due to an increase in Residual Method revenue related to the completion of certain installations and approximately 30% of the increase was due to an increase in Contract Accounting Method revenue.
Volume and Price
We sell products in multiple configurations, and the price of any particular product varies depending on the configuration of the product sold. Due to the variety of customized configurations for each product we sell, we are unable to quantify the amount of any revenue increases attributable to a change in the price of any particular product and/or a change in the number of products sold.
Revenue by Product Revenue and Service and Support Revenue
We categorize and report our revenue in two categories — product revenue and service and support revenue. For multiple-element arrangements for which we are unable to establish VSOE of one or more elements, we use various available indicators of fair value and apply our best judgment to reasonably classify the arrangement’s revenue into product revenue and service and support revenue. For additional information see Note 1, “Summary of Significant Accounting Policies” to the audited consolidated financial statements included elsewhere in this prospectus.
The following table sets forth revenue for products and service and support for the years ended January 31, 2010, 2009, and 2008:

	Year Ended January 31,			% Change
				2010 -	2009 -
(in thousands)	2010	2009	2008	2009	2008
Product revenue	$374,272	$365,485	$333,130	2%	10%
Service and support revenue	329,361	304,059	201,413	8%	51%

Total revenue	$703,633	$669,544	$534,543	5%	25%

Product Revenue
Year Ended January 31, 2010 compared to Year Ended January 31, 2009. Product revenue increased approximately 2%, or $8.8 million, to $374.3 million in the year ended January 31, 2010 from $365.5 million in the year ended January 31, 2009. The increase was primarily a result of our Video Intelligence segment which had a $16.9 million increase in product revenue, as well as our Workforce Optimization segment which had an increase of $8.9 million in product revenue. These increases were offset by a decrease of $17.0 million in product revenue in our Communications Intelligence segment. For additional information see “— Revenue by Operating Segment”.
Year Ended January 31, 2009 compared to Year Ended January 31, 2008. Product revenue increased approximately 10%, or $32.4 million, to $365.5 million in the year ended January 31, 2009 from $333.1 million in the year ended January 31, 2008. The increase was primarily a result of our Communication Intelligence segment which had a $47.4 million increase in product revenue, as well as an increase of $6.6 million in our Workforce Optimization segment. These increases were offset by a decrease of $21.6 million in product revenue in our Video Intelligence segment. For additional information see “— Revenue by Operating Segment”.
Service and Support Revenue
Year Ended January 31, 2010 compared to Year Ended January 31, 2009. Service and support revenue increased approximately 8%, or $25.3 million, to $329.4 million for the year ended January 31, 2010 from $304.1 million in the year ended January 31, 2009. The increase was primarily in our Workforce Optimization segment which represented $13.6 million of the total increase, as well as a combined increase of $11.7 million in our Video Intelligence and Communications Intelligence segments. The increase in our Workforce Optimization segment was partially due to an increase in maintenance renewal revenue recognized at full value as a result of the elimination of the impact of purchase accounting adjustments to support obligations assumed. We recorded an adjustment reducing support obligations assumed in the Witness acquisition to their estimated fair value at the acquisition date. As a result, as required by business combination accounting rules, revenue related to maintenance contracts in the amount of $5.2 million that would have been otherwise recorded by Witness as an independent entity, was not recognized in the year ended January 31, 2009.
Year Ended January 31, 2009 compared to Year Ended January 31, 2008. Service and support revenue increased approximately 51%, or $102.7 million, to $304.1 million for the year ended January 31, 2009 from $201.4 million in the year ended January 31, 2008. The increase was primarily in our Workforce Optimization segment which represented $84.9 million of the total increase, as well as a combined increase of $17.8 million in our Video Intelligence and Communications Intelligence segments. The increase in our Workforce Optimization segment was primarily due to a full year of Witness being included in our results for the year ended January 31, 2009 compared to only eight months in the year ended January 31, 2008, coupled with an increase in Witness maintenance renewal revenue recognized at full value as a result of the reduced impact of purchase accounting adjustments to support obligations assumed. We recorded an adjustment reducing support obligations assumed in the Witness acquisition to their estimated fair value at the acquisition date. As a result, as required by business combination accounting rules, revenue related to maintenance contracts in the amount of $5.2 million and $33.9 million that would have been otherwise recorded by Witness as an independent entity, was not recognized in the years ended January 31, 2009 and 2008, respectively.
Cost of Revenue
The following table sets forth cost of revenue by product and service and support, as well as amortization and impairment of acquired technology for the years ended January 31, 2010, 2009, and 2008:

	Year Ended January 31,			% Change
				2010 -	2009 -
(in thousands)	2010	2009	2008	2009	2008
Product cost of revenue	$131,523	$131,638	$121,627	0%	8%
Service and support cost of revenue	100,391	117,588	100,397	(15%)	17%
Amortization and impairment of acquired technology	8,021	9,024	8,018	(11%)	13%

Total cost of revenue	$239,935	$258,250	$230,042	(7%)	12%

Product Cost of Revenue
Product cost of revenue primarily consists of hardware material costs and royalties due to third parties for software components that are embedded in our software applications. As discussed under “— Impact of Our VSOE/Revenue Recognition Policies on our Results of Operations”, when revenue is deferred, we also defer hardware material costs and third-party software royalties and amortize those costs over the same period that the product revenue is recognized. Product cost of revenue also includes amortization of capitalized software development costs, charges for impairments of intangible assets, employee compensation and related expenses associated with our global operations, facility costs, and other allocated overhead expenses. In our Communications Intelligence segment, product cost of revenue also includes employee compensation and related expenses, contractor and consulting expenses, and travel expenses, in each case relating to resources dedicated to the delivery of customized projects for which certain contracts are accounted for under the Contract Accounting Method.
Year Ended January 31, 2010 compared to Year Ended January 31, 2009. Product cost of revenue decreased $0.1 million to $131.5 million in the year ended January 31, 2010 from $131.6 million in the year ended January 31, 2009. Our overall product margins have increased to 65% in the year ended January 31, 2010 from 64% in the year ended January 31, 2009 as a result of an increase in revenue and change in product mix. Product margins in our Video Intelligence segment increased to 61% in the year ended January 31, 2010 from 52% in the year ended January 31, 2009 and product margins in our Workforce Optimization segment increased to 86% in the year ended January 31, 2010 from 84% in the year ended January 31, 2009, in each case, primarily due to an increase in revenue coupled with a higher software component in the overall product mix. These increases were partially offset by a decrease in product margins in our Communications Intelligence segment to 52% in the year ended January 31, 2010 from 61% in the year ended January 31, 2009. This decrease is mainly due to increases in expenses attributable to a change in project mix, as Residual Method revenue declined and Contract Accounting method revenue increased, resulting in an increase in expenses relating to resources dedicated to the delivery of customized projects and lower product margins.
Year Ended January 31, 2009 compared to Year Ended January 31, 2008. Product cost of revenue increased approximately 8% to $131.6 million in the year ended January 31, 2009 from $121.6 million in the year ended January 31, 2008 primarily as a result of greater product revenue in our Communications Intelligence segment. This increase in revenue resulted in an increase in hardware material costs as well as expenses relating to resources dedicated to the delivery of customized projects, and included an increase in employee compensation and related expenses of $6.0 million, an increase in consulting and contracting costs of $3.2 million, and an increase in other product cost of revenue expenses of $0.8 million. Product costs in our Workforce Optimization segment also increased as a result of an increase in product revenue. Product costs in our Video Intelligence segment decreased as a result of decrease in product revenue. Our overall product margins increased slightly as a result of higher revenue and product mix.
Service and Support Cost of Revenue
Service and support cost of revenue primarily consists of employee compensation and related expenses, contractor costs, and travel expenses relating to installation, training, consulting, and maintenance services. Service and support cost of revenue also include stock-based compensation expenses, facility costs, and other overhead expenses. As discussed under “— Impact of Our VSOE/Revenue Recognition Policies on our Results of Operations”, in accordance with GAAP and our accounting policy, the cost of revenue associated with the services is generally expensed as incurred in the period in which the services are performed, with the exception of certain transactions accounted for under the Contract Accounting Method.
Year Ended January 31, 2010 compared to Year Ended January 31, 2009. Service and support cost of revenue decreased approximately 15% to $100.4 million in the year ended January 31, 2010 from $117.6 million in the year ended January 31, 2009 primarily due to our cost-saving initiatives in our Workforce Optimization segment. Of these expenses, employee compensation and related expenses decreased $7.0 million, travel and lodging expenses decreased $3.4 million, stock-based compensation expense, contractor costs, personnel, and communication expenses in the aggregate decreased $1.7 million, and other expenses decreased $2.1 million all of which were a result of our cost-saving initiatives. In addition in the year ended January 31, 2009 we completed certain projects in our performance management business included in our Workforce Optimization segment, accounted for under the Contract Accounting Method. As a result, we recognized deferred service revenue and attributable costs of $3.0 million. Our overall service margins increased to 70% in the year ended January 31, 2010 from 61% in the year ended January 31, 2009 due to increased service revenue and the decrease in service expenses discussed above. Contributing to the increase in gross margin was the fact that in certain cases expenses associated with service revenue recognized in the current year under the Ratable Method were recorded in prior periods when the costs were incurred. Going forward we expect a greater portion of our service revenue to be recognized in the same period as service expenses are incurred and therefore we do not expect to sustain this level of service margins. Service margins in our Workforce Optimization segment increased to 73% in January 31, 2010 from 65% in the year ended January 31 2009. Service margins in our Video Intelligence segment increased to 63% in the year ended January 31, 2010 from 54% in the year ended January 31, 2009. Service margins in our Communications Intelligence segment increased to 73% in the year ended January 31, 2010 from 68% in the year ended January 31, 2009.
Year Ended January 31, 2009 compared to Year Ended January 31, 2008. Service and support cost of revenue increased approximately 17% to $117.6 million in the year ended January 31, 2009 from $100.4 million in the year ended January 31, 2008 primarily due to a full year of Witness being included in our results for the year ended January 31, 2009 compared to only eight months in the year ended January 31, 2008. Of these expenses, employee compensation and related expenses increased $8.3 million, service and support material costs increased $4.3 million, contractor expenses increased $1.7 million, travel and lodging expenses increased $0.7 million, stock-based compensation expense increased $0.6 million, and other expenses increased $1.6 million.
Amortization and Impairment of Acquired Technology
Year Ended January 31, 2010 compared to Year Ended January 31, 2009. Amortization and impairment of acquired technology decreased approximately 11% to $8.0 million in the year ended January 31, 2010 from $9.0 million in the year ended January 31, 2009 primarily due to the weakening of the British pound sterling in which some of our intangible assets are denominated.
Year Ended January 31, 2009 compared to Year Ended January 31, 2008. Amortization and impairment of acquired technology increased approximately 13% to $9.0 million in the year ended January 31, 2009 from $8.0 million in the year ended January 31, 2008, primarily due to a full year of Witness in our results for the year ended January 31, 2009 as compared to only eight months in the year ended January 31, 2008.
Research and Development, Net
Research and development expenses primarily consist of personnel and subcontracting expenses, facility costs, and other allocated overhead, net of certain software development costs that are capitalized as well as reimbursements under government programs. Software development costs are capitalized upon the establishment of technological feasibility and until related products are available for general release to customers.
The following table sets forth research and development, net expense for the years ended January 31, 2010, 2009, and 2008:

	Year Ended January 31,			% Change
				2010 -	2009 -
(in thousands)	2010	2009	2008	2009	2008
Research and development, net	$83,797	$88,309	$87,668	(5%)	1%

Year Ended January 31, 2010 compared to Year Ended January 31, 2009. Research and development, net expense decreased approximately 5% to $83.8 million in the year ended January 31, 2010 from $88.3 million in the year ended January 31, 2009 primarily due to our cost-saving initiatives. Of these expenses, employee compensation and related expenses decreased $1.6 million and contractor and consultant fees decreased $4.0 million. These decreases were partially offset by an increase in stock-based compensation of $1.1 million.
Year Ended January 31, 2009 compared to Year Ended January 31, 2008. Research and development, net expense increased approximately 1% to $88.3 million in the year ended January 31, 2009 from $87.7 million in the year ended January 31, 2008. The increase reflects increases in stock-based compensation of $2.0 million, contractors and consultants fees of $2.3 million, and other expenses totaling $0.5 million, all of which were primarily due to a full year of Witness in our results for the year ended January 31, 2009. These increases were offset by the absence of our special retention program in the year ended January 31, 2009, which totaled $4.2 million in the year ended January 31, 2008.
Selling, General and Administrative Expenses
Selling, general and administrative expenses consist primarily of personnel costs and related expenses, professional fees, sales and marketing expenses, including travel, sales commissions and sales referral fees, facility costs, communication expenses, and other administrative expenses.

The following table sets forth selling, general and administrative expense for the years ended January 31, 2010, 2009, and 2008:

	Year Ended January 31,			% Change
				2010 -	2009 -
(in thousands)	2010	2009	2008	2009	2008
Selling, general and administrative	$291,813	$282,147	$259,183	3%	9%

Year Ended January 31, 2010 compared to Year Ended January 31, 2009. Selling, general and administrative expenses increased approximately 3% to $291.8 million in the year ended January 31, 2010 from $282.1 million in the year ended January 31, 2009 primarily due to an increase in professional fees associated with our restatement and extended filing status and partially offset by a decrease in other selling, general and administrative expenses. Professional fees and related expenses associated with our restatement of previously filed financial statements through January 31, 2005 and our extended filing delay status increased by approximately $26 million to $54 million in the year ended January 31, 2010 from approximately $28 million in the year ended January 31, 2009. We expect professional fees and related expenses associated with our restatement of previously filed financial statements through January 31, 2005 and our extended filing delay status will decline in the year ending January 31, 2011. This increase was partially offset by a decrease in employee compensation and related expenses of $5.2 million, a decrease in travel expenses of $4.0 million, a decrease in communication expenses of $1.7 million, a decrease in personnel expenses of $1.3 million, and a reduction in other expenses totaling $1.4 million all of which were due to our cost-saving initiatives. Agent commissions decreased $2.7 million, due to decreased revenue in our Communications Intelligence segment.
Year Ended January 31, 2009 compared to Year Ended January 31, 2008. Selling, general and administrative expenses increased approximately 9% to $282.1 million in the year ended January 31, 2009 from $259.2 million in the year ended January 31, 2008. Of these expenses, employee compensation and related expenses increased $7.4 million partially due to a full year of Witness in our results for the year ended January 31, 2009 offset by lower expenses in our Video Intelligence segment due to a decrease in employee headcount as a result of cost-saving initiatives and the absence of our special retention program. Other increases included an increase in stock-based compensation expense of $2.1 million and an increase in rent and utilities expense of $2.0 million, both of which were due to a full year of Witness in our results for the year ended January 31, 2009. Agent commissions increased $9.3 million, due to increased revenue in our Communications Intelligence segment, and professional fees increased $4.0 million. Professional fees and related expenses associated with our restatement of previously filed financial statements through January 31, 2005 and our extended filing delay status increased by approximately $2 million to $28 million in the year ended January 31, 2009 from approximately $26 million in the year ended January 31, 2008. These increases were offset by a decline in sales commissions of $3.2 million in approximately equal measures in our Workforce Optimization and Video Intelligence segments, due to a decline in customer orders received during the year, as well as other expense reductions totaling $0.7 million.
Amortization of Other Acquired Intangible Assets
The following table sets forth amortization of other acquired intangible assets for the years ended January 31, 2010, 2009, and 2008:

	Year Ended January 31,			% Change
				2010 -	2009 -
(in thousands)	2010	2009	2008	2009	2008
Amortization of other acquired intangible assets	$22,268	$25,249	$19,668	(12%)	28%

Year Ended January 31, 2010 compared to Year Ended January 31, 2009. Amortization of other acquired intangible assets decreased approximately 12% to $22.3 million in the year ended January 31, 2010 from $25.2 million in the year ended January 31, 2009 primarily due to the weakening of the British pound sterling in which some of our intangible assets are denominated. We report amortization of acquired trade names, customer relationships, and non-compete agreements as operating expenses.
Year Ended January 31, 2009 compared to Year Ended January 31, 2008. Amortization of other acquired intangible assets increased approximately 28% to $25.2 million in the year ended January 31, 2009 from $19.7 million in the year ended January 31, 2008 primarily due to a full year of Witness being included in our results for the year ended January 31, 2009 compared to only eight months in the year ended January 31, 2008.
In-Process Research and Development
In the year ended January 31, 2008, we expensed the fair value of in-process research and development upon the date of the associated acquisition, as it represents incomplete research and development projects that had not yet reached technological feasibility and has no known alternative future use as of the date of the acquisition. Technological feasibility is generally established when an enterprise completes all planning, designing, coding, and testing activities that are necessary to establish that a product can be produced to meet its design specifications, including functions, features, and technical performance requirements.
The following table sets forth in-process research and development expense for the years ended January 31, 2010, 2009, and 2008:

	Year Ended January 31,
(in thousands)	2010	2009	2008
In-process research and development	$—	$—	$6,682

Year Ended January 31, 2008. In-process research and development expenses in the year ended January 31, 2008 primarily related to incomplete research and development projects attributable to the Witness acquisition. No in-process research and development charges were recorded for the years ended January 31, 2010 or 2009.
Impairments of Goodwill and Other Acquired Intangible Assets
The following table sets forth impairments of goodwill and other acquired intangible assets for the years ended January 31, 2010, 2009, and 2008:

	Year Ended January 31,
(in thousands)	2010	2009	2008
Intangible asset impairment	$—	$—	$2,295
Goodwill impairment	—	25,961	20,639

Impairments of goodwill and other acquired intangible assets	$—	$25,961	$22,934

Year Ended January 31, 2009. We recorded a goodwill impairment charge of $12.3 million in our Video Intelligence segment, as we fully impaired the remaining goodwill balance in one reporting unit in APAC, due to our decision in the fourth quarter to discontinue the development of a product line as a result of continued decline in our distribution business in that region. We also recorded a goodwill impairment charge of $13.7 million in our Workforce Optimization segment. The impairment in our Workforce Optimization segment was related to our performance management consulting business in the United States and was due primarily to overall lower than anticipated demand for our consulting services, which resulted in a decline in projected future revenue and cash flow. See Note 5, “Intangible Assets and Goodwill” to the audited consolidated financial statements included elsewhere in this prospectus.
Year Ended January 31, 2008. We recorded a $2.3 million impairment charge to customer relationships and a goodwill impairment charge of $6.6 million in our Video Intelligence segment. The goodwill impairment charge was recorded due to a change in business strategy, which resulted in a decline in our distribution business in the APAC region. We reviewed our intangible assets for impairment in conjunction with our goodwill impairment review and determined that the customer relationships related to this business were also impaired. We also recorded a goodwill impairment charge of $14.0 million in our Workforce Optimization segment. The impairment in our Workforce Optimization segment was related to our performance management consulting businesses in the United States and Europe and was due primarily to overall lower than anticipated demand for our consulting services, which resulted in a decline in projected future revenue and cash flow. See Note 5, “Intangible Assets and Goodwill” to the audited consolidated financial statements included elsewhere in this prospectus.
Integration, Restructuring and Other, Net
The following table sets forth integration, restructuring and other, net for the years ended January 31, 2010, 2009, and 2008:

	Year Ended January 31,
(in thousands)	2010	2009	2008
Integration costs	$—	$3,261	$10,980
Restructuring costs	141	5,685	3,308
Other legal costs (recoveries)	—	(4,292)	8,708

Integration, restructuring and other, net	$141	$4,654	$22,996

Integration and Restructuring Costs
Year Ended January 31, 2010. We incurred additional restructuring costs of $0.1 million, consisting primarily of severance and personnel-related costs resulting from headcount reductions and retentions made in the year ended January 31, 2009.
Year Ended January 31, 2009. We continually review our business to manage costs and align our resources with market demand. In connection with such reviews, and also in conjunction with the acquisition of Witness, we continued to take several actions in the year ended January 31, 2009 to reduce fixed costs, eliminate redundancies, strengthen areas needing operational focus, and better position us to respond to market pressures or unfavorable economic conditions. We incurred restructuring costs of $5.7 million, consisting primarily of severance and personnel-related costs resulting from headcount reductions and retention, due to the acquisition of Witness and the restructuring of our Video Intelligence segment. As a result of the subsequent integration of the Witness and Verint businesses, and our Oracle enterprise resource planning re-engineering project, we incurred integration costs of $3.3 million, the majority of which were professional fees.
Year Ended January 31, 2008. We continually review our business to manage costs and align our resources with market demand. In connection with such reviews, and also in conjunction with the acquisition of Witness, we took several actions in the year ended January 31, 2008 to reduce fixed costs, eliminate redundancies, strengthen areas needing operational focus, and better position us to respond to market pressures or unfavorable economic conditions. As a result of these actions, we incurred restructuring costs of $3.3 million, in approximately equal measure as a result of acquiring Witness and from restructuring charges pertaining to the Video Intelligence segment. Also, resulting from the Witness acquisition and the subsequent integration of the Witness and Verint businesses, we incurred integration costs of $11.0 million during the year ended January 31, 2008. The majority of these integration and restructuring costs consisted of severance and personnel-related costs resulting from headcount reductions and retention, professional fees, and costs associated with travel and lodging.

Other Legal Costs
Year Ended January 31, 2009. On August 1, 2008, we reached a settlement agreement related to an ongoing patent infringement litigation matter, and recorded $9.7 million in settlement gains in the three months ended October 31, 2008. This gain was partially offset by $5.4 million of legal fees incurred during the year ended January 31, 2009 resulting in a net recovery of $4.3 million.
Year Ended January 31, 2008. We incurred $8.7 million of legal fees related to an ongoing patent infringement litigation matter. This litigation was subsequently settled during the year ended January 31, 2009.
Other Income (Expense), Net
The following table sets forth total other income (expense), net for the years ended January 31, 2010, 2009, and 2008:

	Year Ended January 31,			% Change
				2010 -	2009 -
(in thousands)	2010	2009	2008	2009	2008
Interest income	$616	$1,872	$5,443	(67%)	(66%)

Interest expense	(24,964)	(37,211)	(36,862)	(33%)	1%

Other income (expense):
Gains (losses) on investments	—	4,713	(4,713)	(100%)	(200%)
Foreign currency gains (losses), net	(1,898)	1,645	1,431	(215%)	15%
Losses on derivatives, net	(14,709)	(14,591)	(22,267)	1%	(34%)
Other, net	(516)	(308)	1,782	68%	(117%)

Total other expense	(17,123)	(8,541)	(23,767)	100%	(64%)

Total other income (expense), net	$(41,471)	$(43,880)	$(55,186)	(5%)	(20%)

Year Ended January 31, 2010 compared to Year Ended January 31, 2009. Total other income (expense), net, decreased $2.4 million to an expense of $41.5 million in the year ended January 31, 2010, compared to an expense of $43.9 million in the year ended January 31, 2009. Interest income decreased to $0.6 million in the year ended January 31, 2010 from $1.9 million in the year ended January 31, 2009 primarily due to lower interest rates. Interest expense decreased to $25.0 million in the year ended January 31, 2010 from $37.2 million in the year ended January 31, 2009 due to lower interest rates during the year ended January 31, 2010. Foreign currency losses in the year ended January 31, 2010 resulted from the strengthening U.S. dollar against the British pound sterling, euro and Israeli shekel as compared to the foreign currency gains in the year ended January 31, 2009 resulting from the weakening U.S. dollar against the British pound sterling, euro and Israeli shekel.
In the year ended January 31, 2010, we recorded a net loss on derivatives of $14.7 million. This loss was primarily attributable to a $13.6 million loss in connection with a $450.0 million interest rate swap contract entered into concurrently with our credit agreement. This interest rate swap was not designated as a hedging instrument under derivative accounting guidance, and accordingly, gains and losses from changes in the fair value were recorded in other income (expense), net. This loss was also partially due to a $1.1 million loss on foreign currency derivatives, which represented the realized and unrealized portions of certain foreign currency hedges.
Year Ended January 31, 2009 compared to Year Ended January 31, 2008. Total other income (expense), net, decreased $11.3 million to an expense of $43.9 million in the year ended January 31, 2009, compared to an expense of $55.2 million in the year ended January 31, 2008. Interest income decreased to $1.9 million in the year ended January 31, 2009 from $5.4 million in the year ended January 31, 2008 primarily due to lower interest rates. Interest expense increased to $37.2 million in the year ended January 31, 2009 from $36.9 million in the year ended January

31, 2008 due to an increase in our average debt balance year over year, offset by lower interest rates during the year ended January 31, 2009. In the year ended January 31, 2009, our investment in ARS with a carrying value of $2.3 million, was repurchased by our broker at par value of $7.0 million, resulting in a gain of $4.7 million. Foreign currency gains (losses) were the result of the effect of currency rate movements, primarily between the U.S. dollar and the euro, British pound sterling, Israeli shekel, and Canadian dollar.
In the year ended January 31, 2009, we recorded a net loss on derivatives of $14.6 million. This loss was primarily attributable to an $11.5 million loss in connection with a $450.0 million interest rate swap contract entered into concurrently with our credit agreement. This interest rate swap was not designated as a hedging instrument under derivative accounting guidance, and accordingly, gains and losses from changes in the fair value were recorded in other income (expense), net. This loss was also partially due to a $3.1 million loss on foreign currency derivatives, which represented the realized and unrealized portions of our foreign currency hedges. As of January 31, 2009, some of our foreign-currency forward contracts were not designated as hedging instruments. Accordingly, the fair value of the contracts is reported as other current assets or other current liabilities on our consolidated balance sheet, and gains and losses from changes in fair value are reported in other income (expense), net.
Income Tax Provision
The following table sets forth our income tax provision for the years ended January 31, 2010, 2009, and 2008:

	Year Ended January 31,			% Change
				2010 -	2009 -
(in thousands)	2010	2009	2008	2009	2008
Provision for income taxes	$7,108	$19,671	$27,729	(64%)	(29%)

Year Ended January 31, 2010 compared to Year Ended January 31, 2009. Our effective tax rate was 29.4% for the year ended January 31, 2010, as compared to (33.4)% for the year ended January 31, 2009. For the year ended January 31, 2010, our overall effective tax rate was lower than the U.S. statutory rate because we recorded valuation allowances against our U.S. pre-tax losses, thereby reducing the benefits we could otherwise record on such losses, while reporting an income tax provision on income in certain foreign jurisdictions with rates lower than the U.S. statutory rate. The rate was further impacted by non-deductible expenses and tax credits, primarily in foreign jurisdictions. For the year ended January 31, 2009, we recorded tax expense on a consolidated pre-tax loss resulting in a negative effective tax rate. In addition, during the year ended January 31, 2009, we recorded valuation allowances against our U.S. pre-tax losses resulting in no tax benefit being recorded and we incurred certain pre-tax expenses which were not deductible for tax purposes, including the impairment of goodwill. Excluding the impact of valuation allowances, our effective tax rate for the year ended January 31, 2010 would have been (2.6)%. A negative effective tax rate would result because the tax benefit of U.S. pre-tax losses, taxed at the U.S. statutory rate, exceeds the tax expense related to pre-tax income in various foreign jurisdictions being taxed at lower rates.
The manner in which we evaluate the need for valuation allowances is described in “Critical Accounting Policies” and in Note 1, “Summary of Significant Accounting Policies” to the audited consolidated financial statements included elsewhere in this prospectus.
Year Ended January 31, 2009 compared to Year Ended January 31, 2008. Our effective tax rate was (33.4)% for the year ended January 31, 2009, as compared to (16.3)% for the year ended January 31, 2008. The effective tax rate was negative in both years due to the fact that we reported tax expense on a consolidated pre-tax loss, primarily because we recorded a valuation allowance against certain pre-tax losses while, at the same time, recording an income tax provision in profitable jurisdictions. Lower pre-tax losses reported in the current year, as compared to the prior year, coupled with the relative mix of income and losses by taxing jurisdictions with rates different than the U.S. statutory rate and the impact of permanent book to tax differences, resulted in a larger negative effective tax rate for the year ended January 31, 2009. The most significant permanent difference in each year related to non-deductible goodwill impairment charges. For the year ended January 31, 2008 we recorded valuation allowances against our U.S. deferred tax assets resulting in the recording of tax expense. For the year ended January 31, 2009 we continued to record valuation allowances against our U.S. deferred tax assets resulting in no tax benefit being recorded in that year. These charges reduced the benefits we could record on our pre-tax losses. Excluding the impact of valuation allowances, our effective tax rate for the year ended January 31, 2009 would have been 17.9%, which was lower than the U.S. statutory tax rate primarily due to income in certain foreign jurisdictions being taxed at lower rates.
Backlog
The delivery cycles of most of our products are generally very short, ranging from days to several months, with the exception of certain projects with multiple deliverables over a longer period of time. Therefore, we do not view backlog as a meaningful indicator of future business activity and do not consider it a meaningful financial metric for evaluating our business.
Results of Operations for Three and Nine Months Ended October 31, 2010 and 2009
Financial Overview
The following table sets forth summary financial information for the three and nine months ended October 31, 2010 and 2009:

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
(in thousands, except per share data)	2010	2009	2010	2009
Revenue	$186,641	$186,480	$539,930	$530,897

Operating income	$30,393	$23,735	$50,210	$73,453

Net income attributable to Verint Systems Inc. common shares	$13,582	$9,733	$1,892	$24,297

Net income per share attributable to Verint Systems Inc.:
Basic	$0.38	$0.30	$0.06	$0.75

Diluted	$0.36	$0.29	$0.05	$0.74

Three Months Ended October 31, 2010 compared to Three Months Ended October 31, 2009. Our revenue increased to $186.6 million in the three months ended October 31, 2010 from $186.5 million in the three months ended October 31, 2009. The increase was due to an increase in our Communications Intelligence and Workforce Optimization segments, partially offset by a decrease in our Video Intelligence segment. In our Communications Intelligence segment, revenue increased $2.4 million, or 5%, primarily due to an increase in Residual Method revenue resulting from a higher volume of projects completed during the three months ended October 31, 2010, partially offset by a decrease in Contract Accounting Method revenue associated with work performed on customized projects. In our Workforce Optimization segment, revenue increased $1.1 million, or 1%, primarily due to the overall increase in our software maintenance support customer base and the associated increase in revenue generated from this customer base during the current year. This increase was partially offset by the completion of a multi-site installation for a major customer for which revenues were recognized upon final customer acceptance in the three months ended October 31, 2009. In our Video Intelligence segment, revenue decreased by $3.4 million, or 10%, primarily due to a decrease in Ratable Method revenue from previous arrangements as a result of having VSOE for undelivered elements for the vast majority of our bundled arrangements in the three months ended October 31, 2010 as well as revenue recognized from a multi-site delivery for a major customer during the three months ended October 31, 2009 partially offset by an increase in revenue from other customers. For more details on our revenue by segment, see “- Revenue by Operating Segment”. Revenue in the Americas region, Europe, Middle East and Africa region (EMEA), and the Asia Pacific region (APAC) represented approximately 49%, 26%, and 25% of our total revenue, respectively, in the three months ended October 31, 2010 compared to approximately 56%, 25%, and 19%, respectively, in the three months ended October 31, 2009.

We reported operating income of $30.4 million in the three months ended October 31, 2010 compared to $23.7 million in the three months ended October 31, 2009. The increase in operating income was due to an increase in gross profit of $4.7 million to $127.7 million from $123.0 million and a decrease in operating expenses of $1.9 million. The increase in gross profit was primarily due to a gross margin increase in our Communications Intelligence segment as a result of a higher profitability of projects recognized in the three months ended October 31, 2010 as compared to the three months ended October 31, 2009. The decrease in operating expenses was primarily due to a reduction in professional fees of $8.4 million following the completion of our restatement of previously filed financial statements and our extended filing delay status. This decrease was partially offset by an increase in employee compensation of $6.5 million due to an increase in employee wages as well as an increase in headcount.
Net income attributable to Verint Systems Inc. common shares was $13.6 million and diluted net income per share was $0.36 in the three months ended October 31, 2010, compared to net income attributable to Verint Systems Inc. common shares of $9.7 million and diluted net income per share of $0.29 in the three months ended October 31, 2009. The increase in net income attributable to Verint Systems Inc. common shares and diluted net income per share in the three months ended October 31, 2010 was due to our increase in operating income as described above, as well as lower interest and other expenses, net of $1.9 million partially offset by a $3.5 million increased provision for income taxes.
The U.S. dollar strengthened relative to the British pound sterling and Euro and weakened relative to the Israeli shekel, Canadian dollar, Australian dollar, Singapore dollar, and Brazilian real, which are the major foreign currencies in which we transact, during the three months ended October 31, 2010 compared to the three months ended October 31, 2009, resulting in a decrease in our revenue and operating income. Had foreign exchange rates remained constant in these periods, our revenue would have been approximately $2.0 million higher and our cost of revenue and operating expenses would have been approximately $1.0 million lower, which would have resulted in approximately $3.0 million of higher operating income.
As of October 31, 2010, we employed approximately 2,700 personnel, including employees, part-time employees and certain contractors, as compared to approximately 2,500 as of October 31, 2009.
Nine Months Ended October 31, 2010 compared to Nine Months Ended October 31, 2009. Our revenue increased approximately 2%, or $9.0 million, to $539.9 million in the nine months ended October 31, 2010 from $530.9 million in the nine months ended October 31, 2009. The increase was due to an increase in our Workforce Optimization and Communications Intelligence segments, partially offset by a decrease in our Video Intelligence segment. In our Workforce Optimization segment, revenue increased by $19.1 million, or 7%, primarily due to the overall increase in our software maintenance support customer base and the associated increase in support revenues generated from this customer base during the current year. In our Communications Intelligence segment, revenue increased $7.2 million, or 5%, primarily due to an increase in Residual Method revenue resulting from a higher volume of projects completed during the nine months ended October 31, 2010, partially offset by a decrease in Contract Accounting Method revenue primarily as a result of substantially completing our deliverables for certain large projects during the prior fiscal year, as well as a decrease in Ratable Method revenue. In our Video Intelligence segment, revenue decreased $17.3 million, or 15%, primarily due to the product delivery of a large order from a major customer in the nine months ended October 31, 2009 partially offset by an increase in revenue from other customers. For more details on our revenue by segment, see “- Revenue by Operating Segment”. Revenue in the Americas, EMEA, and APAC represented approximately 52%, 26%, and 22% of our total revenue, respectively, in the nine months ended October 31, 2010 compared to approximately 55%, 24%, and 21%, respectively, in the nine months ended October 31, 2009.
Operating income was $50.2 million in the nine months ended October 31, 2010 compared to $73.5 million in the nine months ended October 31, 2009. The decrease in operating income was primarily due to an increase in operating expense of $34.8 million to $312.6 million from $277.8 million, partially offset by an increase in gross profit of $11.5 million to $362.8 million from $351.3 million. The increase in gross profit was primarily due to higher revenue in our Workforce Optimization and Communications Intelligence operating segments. Product margins increased in our Communications Intelligence segment as a result of a higher profitability of projects recognized in the nine months ended October 31, 2010 as compared to the nine months ended October 31, 2009. The increase in operating expenses was primarily due to an increase in employee compensation of $22.0 million as a result of an increase in employee headcount and salary increases as well as the foreign currency impact as described below. Other increases to operating expenses included an increase in stock-based compensation expense of $6.5 million primarily due to the impact of the increase in our stock price on certain stock-based compensation arrangements accounted for as liability awards and an increase in professional fees of $4.8 million primarily due to audit, legal and tax services associated with the completion and filing of our financial statements for prior years.
Net income attributable to Verint Systems Inc. common shares was $1.9 million and diluted net income per share was $0.05 in the nine months ended October 31, 2010, compared to net income attributable to Verint Systems Inc. common shares of $24.3 million and diluted net income per share of $0.74 in the nine months ended October 31, 2009. The decrease in net income attributable to Verint Systems Inc. common shares and diluted net income per share in the nine months ended October 31, 2010 was due to our lower operating income as described above and a $1.6 million increase in provision for income taxes, partially offset by lower interest and other expenses, net of $4.7 million.
The U.S. dollar strengthened relative to the British pound sterling and Euro and weakened relative to the Israeli shekel, Canadian dollar, Australian dollar, Singapore dollar and Brazilian real, which are the major foreign currencies in which we transact, during the nine months ended October 31, 2010 compared to the nine months ended October 31, 2009 resulting in an increase in our revenue and an increase in our cost of revenue and our operating expenses. Had foreign exchange rates remained constant in these periods, our revenue would have been approximately $1.0 million lower and our operating expenses and cost of revenue would have been approximately $7.0 million lower, which would have resulted in approximately $6.0 million of higher operating income.

Revenue by Operating Segment
The following table sets forth revenue for each of our three operating segments for the three and nine months ended October 31, 2010 and 2009:

	Three Months Ended			Nine Months Ended
	October 31,		% Change	October 31,		% Change
(in thousands)	2010	2009	2010 - 2009	2010	2009	2010 - 2009
Workforce Optimization	$106,473	$105,398	1%	$298,148	$279,001	7%
Video Intelligence	30,611	33,985	(10%)	99,216	116,548	(15%)
Communications Intelligence	49,557	47,097	5%	142,566	135,348	5%

Total revenue	$186,641	$186,480	0%	$539,930	$530,897	2%

Workforce Optimization Segment
Three Months Ended October 31, 2010 compared to Three Months Ended October 31, 2009. Workforce Optimization revenue increased approximately 1%, or $1.1 million, to $106.5 million in the three months ended October 31, 2010 from $105.4 million in the three months ended October 31, 2009. The increase was primarily due to the overall increase in our software maintenance support customer base and the associated increase in support revenues generated from this customer base during the current year. This increase was partially offset by the completion of a multi-site installation for a major customer for which revenues were recognized upon final customer acceptance in the three months ended October 31, 2009.
Nine Months Ended October 31, 2010 compared to Nine Months Ended October 31, 2009. Workforce Optimization revenue increased approximately 7%, or $19.1 million, to $298.1 million in the nine months ended October 31, 2010 from $279.0 million in the nine months ended October 31, 2009. The increase was primarily due to the overall increase in our software maintenance support customer base and the associated increase in support revenues generated from this customer base during the current year which resulted in higher service and support revenue.
Video Intelligence Segment
Three Months Ended October 31, 2010 compared to Three Months Ended October 31, 2009. Video Intelligence revenue decreased approximately 10%, or $3.4 million, to $30.6 million in the three months ended October 31, 2010 from $34.0 million in the three months ended October 31, 2009. The decrease was primarily due to a decrease in Ratable Method revenue from previous arrangements as a result of having VSOE for undelivered elements for the vast majority of our bundled arrangements in the three months ended October 31, 2010 as well as revenue recognized from a multi-site delivery for a major customer during the three months ended October 31, 2009. These decreases were partially offset by an increase in revenue from other customers.
Nine Months Ended October 31, 2010 compared to Nine Months Ended October 31, 2009. Video Intelligence revenue decreased approximately 15%, or $17.3 million, to $99.2 million in the nine months ended October 31, 2010 from $116.5 million in the nine months ended October

31, 2009. The decrease was due to the product delivery of a large order from a major customer in the nine months ended October 31, 2009 partially offset by an increase in revenue from other customers.
Communications Intelligence Segment
Three Months Ended October 31, 2010 compared to Three Months Ended October 31, 2009. Communications Intelligence revenue increased approximately 5%, or $2.4 million, to $49.5 million in the three months ended October 31, 2010 from $47.1 million in the three months ended October 31, 2009. This increase was primarily due to an increase of approximately $7.0 million in Residual Method revenue primarily as a result of a higher volume of projects completed during the three months ended October 31, 2010. In addition, we established professional services VSOE in the three months ended April 30, 2010 and maintained VSOE thereafter, thereby allowing revenue recognition upon product delivery. This increase in revenue was partially offset by a decrease of approximately $5.0 million in Contract Accounting Method revenue associated with work performed on customized projects.
Nine Months Ended October 31, 2010 compared to Nine Months Ended October 31, 2009. Communications Intelligence revenue increased approximately 5%, or $7.2 million, to $142.5 million in the nine months ended October 31, 2010 from $135.3 million in the nine months ended October 31, 2009. This increase was primarily due to an increase of approximately $26.0 million in Residual Method revenue primarily as a result of a higher volume of projects completed during the nine months ended October 31, 2010. In addition, we established professional services VSOE in the three months ended April 30, 2010, thereby allowing revenue recognition upon product delivery. This increase in revenue was partially offset by a decrease of approximately $18.0 million in Contract Accounting Method revenue primarily as a result of substantially completing our deliverables for certain large projects during the prior fiscal year and a decrease of approximately $1.0 million in Ratable Method revenue.
Volume and Price
We sell products in multiple configurations, and the price of any particular product varies depending on the configuration of the product sold. Due to the variety of unique configurations for each product we sell, it is not practical to quantify the amount of revenue fluctuation attributable to price changes of particular products and/or a change in the number of products sold.
Revenue by Product Revenue and Service and Support Revenue
We categorize and report our revenue in two categories — product revenue and service and support revenue. For multiple element arrangements for which we are unable to establish VSOE of one or more delivered elements, we use various available indicators of fair value and apply our best judgment to reasonably classify the arrangement’s delivered revenue into product revenue and services and support revenue.
The following table sets forth revenue for products and services and support for the three and nine months ended October 31, 2010 and 2009:

	Three Months Ended			Nine Months Ended
	October 31,		% Change	October 31,		% Change
(in thousands)	2010	2009	2010 - 2009	2010	2009	2010 - 2009
Product revenue	$97,769	$98,467	(1%)	$282,942	$283,645	(0%)
Service and support revenue	88,872	88,013	1%	256,988	247,252	4%

Total revenue	$186,641	$186,480	0%	$539,930	$530,897	2%

Product Revenue
Three Months Ended October 31, 2010 compared to Three Months Ended October 31, 2009. Product revenue decreased $0.7 million, to $97.8 million in the three months ended October 31, 2010 from $98.5 million in the three months ended October 31, 2009. The decrease was in our Workforce Optimization and Video Intelligence segments, partially offset by an increase in our Communications Intelligence segment. For additional information see “- Revenue by Operating Segment”.
Nine Months Ended October 31, 2010 compared to Nine Months Ended October 31, 2009. Product revenue decreased $0.7 million, to $282.9 million in the nine months ended October 31, 2010 from $283.6 million in the nine months ended October 31, 2009. The product revenue decrease in our Video Intelligence segment was partially offset by increases in our Workforce Optimization and Communications Intelligence segments. For additional information see “- Revenue by Operating Segment”.
Service and Support Revenue
Three Months Ended October 31, 2010 compared to Three Months Ended October 31, 2009. Service and support revenue increased approximately 1%, or $0.9 million, to $88.9 million for the three months ended October 31, 2010 from $88.0 million in the three months ended October 31, 2009. The increase was in our Workforce Optimization segment and was due to higher support revenue as well as higher professional services revenue associated with installation, consulting and training, partially offset by decreases in our Video Intelligence and Communications Intelligence segments. For additional information see “- Revenue by Operating Segment”.

Nine Months Ended October 31, 2010 compared to Nine Months Ended October 31, 2009. Service and support revenue increased approximately 4%, or $9.7 million, to $257.0 million for the nine months ended October 31, 2010 from $247.3 million in the nine months ended October 31, 2009. The increase was in our Workforce Optimization segment due to higher support revenue as well as higher professional services revenue associated with installation, consulting and training, partially offset by decreases in our Video Intelligence and Communications Intelligence segments. For additional information see “- Revenue by Operating Segment”.
Cost of Revenue
The following table sets forth cost of revenue by products and services and support as well as amortization of acquired technology for the three and nine months ended October 31, 2010 and 2009:

	Three Months Ended			Nine Months Ended
	October 31,		% Change	October 31,		% Change
(in thousands)	2010	2009	2010 - 2009	2010	2009	2010 - 2009
Product cost of revenue	$28,156	$35,718	(21%)	$88,411	$98,675	(10%)
Service and support cost of revenue	28,529	25,819	10%	81,974	74,922	9%
Amortization of acquired technology	2,256	1,973	14%	6,709	6,049	11%

Total cost of revenue	$58,941	$63,510	(7%)	$177,094	$179,646	(1%)

Product Cost of Revenue
Product cost of revenue primarily consists of hardware material costs and royalties due to third parties for software components that are embedded in our software applications. When revenue is deferred, we also defer hardware material costs and third-party software royalties and recognize those costs over the same period that the product revenue is recognized. Product cost of revenue also includes amortization of capitalized software development costs, employee compensation and related expenses associated with our global operations, facility costs, and other allocated overhead expenses. In our Communications Intelligence segment, product cost of revenue also includes employee compensation and related expenses, contractor and consulting expenses, and travel expenses, in each case relating to resources dedicated to the delivery of customized projects for which certain contracts are accounted for under the Contract Accounting Method.
Three Months Ended October 31, 2010 compared to Three Months Ended October 31, 2009. Product cost of revenue decreased approximately 21% to $28.2 million in the three months ended October 31, 2010 from $35.7 million in the three months ended October 31, 2009 primarily in our Communications Intelligence segment. Material costs decreased $1.8 million and contractor expenses decreased $3.9 million primarily as a result of less work performed on customized projects accounted for under the Contract Accounting Method revenue in our Communications Intelligence segment. For additional information see “- Revenue by Operating Segment”. Material costs in our Workforce Optimization segment decreased $2.6 million primarily as a result of the recognition of a multi-site installation for a major customer carrying higher material costs, during the three months ended October 31, 2009. Our overall product margins have increased to 71% in the three months ended October 31, 2010 from 64% in the three months ended October 31, 2009 primarily due to an increase in product revenue and product margin in our Communications Intelligence segment. Product margins in our Communications Intelligence segment increased to 72% in the three months ended October 31, 2010 from 48% in the three months ended October 31, 2009 primarily due to a higher profitability of projects recognized in the three months ended October 31, 2010 compared to the three months ended October 31, 2009 contributing to the higher profitability was the fact that Residual Method revenue increased and Contract Accounting Method revenue decreased, which resulted in a decrease in product costs attributable to work performed on customized projects accounted for under the Contract Accounting Method as described above. Product margins in our Workforce Optimization segment increased to 89% in the three months ended October 31, 2010 from 84% in the three months ended October 31, 2009 primarily due to lower material costs as discussed above. Product margins in our Video Intelligence segment decreased to 53% in the three months ended October 31, 2010 from 58% in the three months ended October 31, 2009 primarily due to a decrease in revenue, resulting in less efficient utilization of overhead costs, as well as a change in product mix.
Nine Months Ended October 31, 2010 compared to Nine Months Ended October 31, 2009. Product cost of revenue decreased approximately 10% to $88.4 million in the nine months ended October 31, 2010 from $98.7 million in the nine months ended October 31, 2009 primarily in our Communications Intelligence segment. Employee compensation and related expenses decreased $1.4 million and contractor expenses decreased $8.5 million primarily as a result of less work performed on customized projects accounted for under the Contract Accounting Method revenue in our Communications Intelligence segment. For additional information see “- Revenue by Operating Segment”. Our overall product margins have increased to 69% in the nine months ended October 31, 2010 from 65% in the nine months ended October 31, 2009 primarily as a result of an increase in product revenue and product margins in our Communications Intelligence segment. Product margins in our Communications Intelligence segment increased to 68% in the nine months ended October 31, 2010 from 52% in the nine months ended October 31, 2009 primarily due to higher profitability of projects recognized in the nine months ended October 31, 2010 compared to the nine months ended October 31, 2009 contributing to the higher profitability was the fact that Residual Method revenue increased and Contract Accounting Method revenue decreased, which resulted in a decrease in product costs attributable to work performed on customized projects accounted for under the Contract Accounting Method. Product margins in our Workforce Optimization segment increased to 86% in the nine months ended October 31, 2010 from 85% in the nine months ended October 31, 2009. Product margins in our Video Intelligence segment decreased to 56% in the nine months ended October 31, 2010 from 63% in the nine months ended October 31, 2009 primarily due to a decrease in revenue, resulting in less efficient utilization of overhead costs, as well as a change in product mix.
Service and Support Cost of Revenue
Service and support cost of revenue primarily consist of employee compensation and related expenses, contractor costs, and travel expenses relating to installation, training, consulting, and maintenance services. Service and support cost of revenue also include stock-based compensation expenses, facility costs, and other overhead expenses.

Three Months Ended October 31, 2010 compared to Three Months Ended October 31, 2009. Service and support cost of revenue increased approximately 10% to $28.5 million in the three months ended October 31, 2010 from $25.8 million in the three months ended October 31, 2009. Employee compensation and related expenses increased $2.6 million primarily in our Workforce Optimization segment due to an increase in employee headcount required to provide increased professional services, including installation and training, as well as salary increases. Our overall service and support margins decreased to 68% in the three months ended October 31, 2010 from 71% in the three months ended October 31, 2009 primarily due to the increase in service and support expenses discussed above.
Nine Months Ended October 31, 2010 compared to Nine Months Ended October 31, 2009. Service and support cost of revenue increased approximately 9% to $82.0 million in the nine months ended October 31, 2010 from $74.9 million in the nine months ended October 31, 2009. Employee compensation and related expenses increased $6.2 million primarily in our Workforce Optimization segment due to an increase in employee headcount required to provide increased professional services, including installation and training to customers, as well as salary increases. Our overall service and support margins decreased to 68% in the nine months ended October 31, 2010 from 70% in the nine months ended October 31, 2009 primarily due to the increase in service and support expenses discussed above.
Amortization of Acquired Technology
Three Months Ended October 31, 2010 compared to Three Months Ended October 31, 2009. Amortization of acquired technology increased approximately 14% to $2.3 million in the three months ended October 31, 2010 from $2.0 million in the three months ended October 31, 2009 primarily due to an increase in amortization expense of acquired technology associated with the Iontas acquisition.
Nine Months Ended October 31, 2010 compared to Nine Months Ended October 31, 2009. Amortization of acquired technology increased approximately 11% to $6.7 million in the nine months ended October 31, 2010 from $6.0 million in the nine months ended October 31, 2009 primarily due to an increase in amortization expense of acquired technology associated with the Iontas acquisition.
Research and Development, Net
Research and development expenses primarily consist of personnel and subcontracting expenses, facility costs, and other allocated overhead, net of certain software development costs that are capitalized as well as reimbursement under government programs. Software development costs are capitalized upon the establishment of technological feasibility and until related products are available for general release to customers.

The following table sets forth research and development, net for the three and nine months ended October 31, 2010 and 2009:

	Three Months Ended			Nine Months Ended
	October 31,		% Change	October 31,		% Change
(in thousands)	2010	2009	2010 - 2009	2010	2009	2010 - 2009
Research and development, net	$24,063	$21,461	12%	$72,544	$61,000	19%

Three Months Ended October 31, 2010 compared to Three Months Ended October 31, 2009. Research and development, net increased approximately 12% to $24.1 million in the three months ended October 31, 2010 from $21.5 million in the three months ended October 31, 2009. Employee compensation and related expenses increased $3.6 million primarily due to an increase in employee headcount and partially due to salary increases as well as the impact of the weakening U.S. dollar against the Israeli shekel and Canadian dollar on research and development wages in our Israeli and Canadian research and development facilities. This increase was partially offset by a decrease in stock-based compensation of $0.6 million primarily due to the vesting of stock options and restricted stock awards during the three months ended October 31, 2010.
Nine Months Ended October 31, 2010 compared to Nine Months Ended October 31, 2009. Research and development, net increased approximately 19% to $72.5 million in the nine months ended October 31, 2010 from $61.0 million in the nine months ended October 31, 2009. Employee compensation and related expenses increased $13.1 million due to an increase in employee headcount, salary increases which took effect in the nine months ended October 31, 2010, and higher expenses in our Communications Intelligence segment as a result of a higher portion of employees’ time devoted to generic product development rather than specific customization work for projects accounted for under the Contract Accounting Method, as well as the impact of the weakening U.S. dollar against the Israeli shekel and Canadian dollar on research and development wages in our Israeli and Canadian research and development facilities. This increase was partially offset by an increase in research and development reimbursements from government programs of $1.3 million primarily due to new programs approved by the Office of the Chief Scientist (OCS) of Israel received during the nine months ended October 31, 2010.
Selling, General and Administrative Expenses
Selling, general and administrative expenses consist primarily of personnel costs and related expenses, professional fees, sales and marketing expenses, including travel, sales commissions and sales referral fees, facility costs, communication expenses, and other administrative expenses.

The following table sets forth selling, general and administrative expense for the three and nine months ended October 31, 2010 and 2009:

	Three Months Ended			Nine Months Ended
	October 31,		% Change	October 31,		% Change
(in thousands)	2010	2009	2010 - 2009	2010	2009	2010 - 2009
Selling, general and administrative	$67,868	$72,398	(6%)	$224,029	$199,882	12%

Three Months Ended October 31, 2010 compared to Three Months Ended October 31, 2009. Selling, general and administrative expenses decreased approximately 6% to $67.9 million in the three months ended October 31, 2010 from $72.4 million in the three months ended October 31, 2009, primarily due to a reduction in professional fees of $8.4 million associated with the completion and filing of our financial statements for prior years. This decrease was partially offset by an increase in employee compensation and related expenses of $2.8 million, due to an increase in headcount and salary increases and an increase in stock-based compensation of $2.0 million primarily due to the impact of the increase in our stock price on certain stock-based compensation arrangements accounted for as liability awards.
Nine Months Ended October 31, 2010 compared to Nine Months Ended October 31, 2009. Selling, general and administrative expenses increased approximately 12% to $224.0 million in the nine months ended October 31, 2010 from $199.9 million in the nine months ended October 31, 2009. Employee compensation and related expenses increased $8.8 million due to an increase in headcount, as well as salary increases which took effect during the nine months ended October 31, 2010. Stock-based compensation increased $6.0 million primarily due to the impact of the increase in our stock price on certain stock-based compensation arrangements accounted for as liability awards. Professional fees increased $4.8 million primarily due to audit, legal and tax services associated with the completion and filing of our financial statements for prior years. Marketing expenses increased $1.7 million primarily due to our global brand awareness marketing campaign. Other expense increases include increases in travel and entertainment expenses of $1.7 million and recruitment and other personnel expenses totaling $1.2 million primarily as a result of the increase in headcount.
Amortization of Other Acquired Intangible Assets
The following table sets forth amortization of acquisition related intangible assets for the three and nine months ended October 31, 2010 and 2009:

	Three Months Ended			Nine Months Ended
	October 31,		% Change	October 31,		% Change
(in thousands)	2010	2009	2010 - 2009	2010	2009	2010 - 2009
Amortization of other acquired intangible assets	$5,376	$5,376	0%	$16,053	$16,892	(5%)

Three Months Ended October 31, 2010 compared to Three Months Ended October 31, 2009. Amortization of other acquired intangible assets remained constant at $5.4 million in the three months ended October 31, 2010 compared to the three months ended October 31, 2009 due to an increase in amortization expense of acquired technology associated with the Iontas acquisition offset by a decrease in certain intangible assets impacted by the weakening British pound sterling.
Nine Months Ended October 31, 2010 compared to Nine Months Ended October 31, 2009. Amortization of other acquired intangible assets decreased approximately 5% to $16.1 million in the nine months ended October 31, 2010 from $16.9 million in the nine months ended October 31, 2009 primarily as a result of certain intangible assets becoming fully amortized during the year ended January 31, 2010, as well as certain intangible assets impacted by the weakening British pound sterling. These decreases were partially offset by an increase in amortization expense of acquired technology associated with the Iontas acquisition.
Other Income (Expense), Net
The following table sets forth total other expense, net for the three and nine months ended October 31, 2010 and 2009:

	Three Montfis Ended			Nine Months Ended
	October 31,		% Change	October 31,		% Change
(in thousands)	2010	2009	2010 - 2009	2010	2009	2010 - 2009
Interest income	$109	$336	(68%)	$309	$581	(47%)
Interest expense	(8,941)	(6,178)	45%	(20,825)	(18,900)	10%
Olher income (expense):
Foreign currency gains, net	2,763	2,039	36%	94	1,700	(94%)
Losses on derivatives, net	(924)	(4,710)	(80%)	(4,271)	(11,745)	(64%)
Other, net	320	(104)	(408%)	190	(799)	(124%)

Total other income (expense)	2,159	(2,775)	(178%)	(3,987)	(10,844)	(63%)

Total other expense, net	$(6,673)	$(8,617)	(23%)	$(24,503)	$(29,163)	(16%)

Three Months Ended October 31, 2010 compared to Three Months Ended October 31, 2009. Total other expense, net, decreased $1.9 million to an expense of $6.7 million in the three months ended October 31, 2010, compared to an expense of $8.6 million in the three months ended October 31, 2009. Interest expense increased $2.7 million to $8.9 million in the three months ended October 31, 2010 from $6.2 million in the three months ended October 31, 2009 primarily due to a higher interest rate associated with the amendment to our credit agreement we entered into in July 2010. We recorded a $2.8 million foreign currency gain in the three months ended October 31, 2010 compared to a $2.0 million gain in the three months ended October 31, 2009. The foreign currency gains in the three months ended October 31, 2010, resulted primarily from the weakening of the U.S. dollar against the Euro during the three months ended October 31, 2010.
In the three months ended October 31, 2010, we recorded a net loss on foreign currency derivatives of $0.9 million. In the three months ended October 31, 2009, we recorded a net loss on derivatives of $4.7 million primarily attributable to fair value adjustments on our $450.0 million interest rate swap agreement entered into concurrently with our credit agreement. This interest rate swap agreement was not designated as a hedging instrument under derivative accounting guidance, and accordingly, gains and losses from changes in its fair value were recorded in other income (expense), net. This interest rate swap agreement was terminated on July 30, 2010 as further discussed in the “Liquidity and Capital Resources” section.
Nine Months Ended October 31, 2010 compared to Nine Months Ended October 31, 2009. Total other expense, net, decreased $4.7 million to $24.5 million in the nine months ended October 31, 2010, compared to an expense of $29.2 million in the nine months ended October 31, 2009. Interest expense increased to $20.8 million in the nine months ended October 31, 2010 from $18.9 million in the nine months ended October 31, 2009 primarily due to a higher interest rate associated with the amendment to our credit agreement we entered into in July 2010. We recorded a $0.1 million foreign currency gain in the nine months ended October 31, 2010 compared to a $1.7 million gain in the prior year quarter. The foreign currency gain in the nine months ended October 31, 2009 primarily resulted from the weakening of the U.S. dollar against the Euro during the nine months ended October 31, 2009.
In the nine months ended October 31, 2010, we recorded a net loss on derivatives of $4.3 million. This loss was primarily attributable to a loss in connection with our $450.0 million interest rate swap agreement entered into concurrently with our credit agreement. This interest rate swap agreement was not designated as a hedging instrument under derivative accounting guidance, and accordingly, gains and losses from changes in the fair value are recorded in other income (expense), net. In the nine months ended October 31, 2009, we recorded a net loss on derivatives of $11.7 million primarily attributable to fair value adjustments on our interest rate swap agreement.
Income Tax Provision
The following table sets forth our income tax provision for the three and nine months ended October 31, 2010 and 2009:

	Three Months Ended			Nine Months Ended
	October 31,		% Change	October 31,		% Change
(in thousands)	2010	2009	2010 - 2009	2010	2009	2010 - 2009
Provision for income taxes	$5,332	$1,803	196%	$10,544	$8,921	18%

Three Months Ended October 31, 2010 compared to Three Months Ended October 31, 2009. Our effective tax rate was 22.5% for the three months ended October 31, 2010, as compared to 11.9% for the three months ended October 31, 2009. For the three months ended October 31, 2010, our overall effective tax rate was lower than the U.S. federal statutory rate of 35% primarily due to the mix of income and losses by jurisdiction. We recorded an income tax provision on income from our foreign subsidiaries taxed at rates lower than the U.S. federal statutory rate, the impact of which is partially offset because we did not recognize a tax benefit on losses incurred by certain domestic and foreign operations where we maintain valuation allowances. Our effective tax rate for the three months ended October 31, 2009 was lower than the U.S. federal statutory rate because we recorded an income tax provision on income from certain foreign subsidiaries taxed at rates lower than the U.S. federal statutory rate. The impact of lower foreign tax rates is partially offset because we but did not record a significant U.S. federal income tax benefit on losses incurred in the U.S. as we maintain a valuation allowance. The comparison of our effective tax rate between periods is significantly impacted by the level and mix of earnings and losses by taxing jurisdiction, foreign income tax rate differentials, relative impact of permanent book to tax differences, the effects of the valuation allowances on certain loss jurisdictions, and discrete items that occur within the period.
Nine Months Ended October 31, 2010 compared to Nine Months Ended October 31, 2009. Our effective tax rate was 41.0% for the nine months ended October 31, 2010, as compared to 20.1% for the nine months ended October 31, 2009. For the nine months ended October 31, 2010, our overall effective tax rate was higher than the U.S. federal statutory rate of 35% primarily due to the mix of income and losses by jurisdiction. In addition, we maintain valuation allowances and did not record significant income tax expense or income tax benefit in the United States, but recorded an income tax provision on income from our foreign subsidiaries. Our effective tax rate for the nine months ended October 31, 2009 was lower than the U.S. federal statutory rate because we recorded an income tax provision on income from certain foreign subsidiaries taxed at rates lower than the U.S. federal statutory rate. The impact of lower foreign tax rates is partially offset because we did not record a significant U.S. federal income tax benefit because we maintain a valuation allowance. The comparison of our effective tax rate between periods is impacted by the level and mix of earnings and losses by taxing jurisdiction, foreign income tax rate differentials, relative impacts of permanent book to tax differences, and the effects of valuation allowances on certain loss jurisdictions.
Backlog
The delivery cycles of most of our products are generally very short, ranging from days to several months, with the exception of certain projects with multiple deliverables over a longer period of time. Therefore, we do not view backlog as a meaningful indicator of future business activity and do not consider it a meaningful financial metric for evaluating our business.

Liquidity and Capital Resources
Overview
Prior to the year ended January 31, 2008, our primary source of liquidity was cash from operations, consisting of collections of our accounts receivable for services and products as well as cash advances from our customers. However, in the year ended January 31, 2008, in connection with the Witness acquisition in May 2007, we entered into a credit agreement pursuant to which we borrowed $650.0 million under a term loan facility (approximately $66.8 million of which was repaid through October 31, 2010) and under which we currently have a $75.0 million revolving line of credit ($15.0 million of which was outstanding as of October 31, 2010). See “—Liquidity and Capital Resources Requirements” below for additional information regarding our credit agreement. We also issued 293,000 shares of preferred stock at an aggregate purchase price of $293.0 million in connection with the Witness acquisition.
Our primary uses of cash have been and are expected to continue to be for acquisitions of businesses, selling and marketing activities, research and development, professional fees, and capital expenditures. Beginning in the year ended January 31, 2008, uses of cash have also included interest payments and debt repayments.
We have recently periodically reported negative working capital (current liabilities in excess of current assets), due largely to the impact of the change in balance of our deferred revenue. Because deferred revenue is not a cash-settled liability, working capital in this case may not be a meaningful indicator of our liquidity. We believe our liquidity is better measured and assessed by our operating cash flow.
The following table sets forth, for the years ended January 31, 2010 and 2009, cash and cash equivalents, and other funded sources:

	January 31,
(in thousands)	2010	2009
Cash and cash equivalents	$184,335	$115,928

Preferred stock (at carrying value)	$285,542	$285,542

Long-term debt	$598,234	$620,912

Year Ended January 31, 2010 compared to Year Ended January 31, 2009. At January 31, 2010, our cash and cash equivalents totaled $184.3 million, an increase of $68.4 million as compared to our January 31, 2009 balance. Our total short and long-term debt decreased during this same period by $4.1 million as a result of a debt repayment made in May 2009. This net increase in cash is due to our improved operating performance primarily as a result of our cost-saving initiatives.
The following table sets forth, as of October 31, 2010 and January 31, 2010, cash and cash equivalents, preferred stock and long-term debt:

	October 31,	January 31,
(in thousands)	2010	2010
Cash and cash equivalents	$134,006	$184,335

Preferred stock (at carrying value)	$285,542	$285,542

Long-term debt	$598,234	$598,234

At October 31, 2010, our cash and cash equivalents were $134.0 million, a decrease of $50.3 million from $184.3 million at January 31, 2010. A significant portion of this decrease resulted from $23.0 million of principal payments on our debt and other financing arrangements, $15.3 million paid for the acquisition of Iontas, and $22.4 million of payments made upon vesting of cash-settled equity awards (which was $20.0 million higher than such payments made upon vesting during the nine months ended October 31, 2009) during the nine months ended October 31, 2010. This decrease also includes $12.9 million, net of foreign exchange impacts, of higher restricted cash and bank time deposits, which is reported as an investing use of cash. Partially offsetting these uses of cash was $30.6 million of proceeds from exercises of stock options. Further discussion of these items appears below.

Statements of Cash Flows
The following table summarizes selected items from our statements of cash flows for the years ended January 31, 2010, 2009, and 2008:

	Year Ended January 31,
(in thousands)	2010	2009	2008
Net cash provided by (used in) operating activities	$100,837	$53,635	$(299)
Net cash used in investing activities	(24,599)	(26,247)	(851,733)
Net cash provided by (used in) financing activities	(10,491)	11,888	885,017
Effect of exchange rate changes on cash and cash equivalents	2,660	(6,581)	923

Net increase in cash and cash equivalents	$68,407	$32,695	$33,908

The following table summarizes selected items from our condensed consolidated statements of cash flows for the nine months ended October 31, 2010 and 2009:

	Nine Months Ended October 31,
(in thousands)	2010	2009
Net cash provided by operating activities	$18,466	$65,491
Net cash used in investing activities	(68,259)	(16,385)
Net cash used in financing activities	(573)	(8,432)
Effect of exchange rate changes on cash and cash equivalents	37	4,582

Net increase (decrease) in cash and cash equivalents	$50,329	$45,256

Net Cash Provided by (Used in) Operating Activities
Prior to the year ended January 31, 2008, we historically had positive cash provided by operating activities as our cash collections from operations exceeded our costs. In the year ended January 31, 2008, we made payments as a result of the Witness acquisition including interest expense, integration expense, and special employee compensation. In addition, we made professional fee and related expense payments associated with our restatement of previously filed financial statements and our extended filing delay status. These incremental payments resulted in a $0.3 million use of cash in our operating activities in the year ended January 31, 2008. In the year ended January 31, 2009, due to our improved operating performance reflecting higher revenue and operating margins versus the prior year, our operating activities returned to a positive cash flow position of $53.6 million. This improvement occurred despite increasing expenses related to restatements and our extended filing delay status during the year ended January 31, 2009. In the year ended January 31, 2010, our operating performance further improved to $100.8 million, primarily due to our cost-saving initiatives.
Operating activities generated $100.8 million of cash in the year ended January 31, 2010, compared to $53.6 million in the prior year. This $47.2 million increase is primarily due to our improved operating performance for the year ended January 31, 2010, during which we generated operating income of $65.7 million, compared to an operating loss of $15.0 million in the prior year. Lower expenses, largely due to lower staff levels and other cost reduction initiatives, improved our operating cash flow. In addition, payments for professional fees and interest on debt were approximately $14 million and $12 million lower, respectively, in the year ended January 31, 2010, compared to the prior year.
During the year ended January 31, 2009, we generated $53.6 million of operating cash flow, an increase of $53.9 million compared to a $0.3 million deficit in the prior year. The increase in the year ended January 31, 2009, compared to the prior year, resulted primarily from higher revenues and operating margins, which reduced our operating loss. These improvements drove higher collections from customers, which outpaced more modest increases in payments for expenses.

Operating activities generated $18.5 million of net cash during the nine months ended October 31, 2010, compared to $65.5 million in the same period of the prior year. Our operating cash flow in the current nine-month period was adversely impacted by several factors. Payments of professional fees and related costs, primarily associated with the completion and filing of our financial statements for the prior years, were approximately $31 million higher in this period compared to the prior-year period. During the nine months ended October 31, 2010 we filed our comprehensive annual report on Form 10-K for the years ended January 31, 2008, 2007 and 2006, our annual reports on Form 10-K for the years ended January 31, 2009 and 2010, and our quarterly reports on Form 10-Q for the quarters ended April 30, July 31, and October 31, 2009 and April 30, 2010. In addition, payments made upon vesting of cash-settled equity awards, the amount of which is dependent upon our stock price on the vesting date, were $20.0 million higher in the current nine-month period compared to the prior year’s nine-month period, resulting primarily from an increase in our stock price. Payments for compensation and benefits were also higher in the current nine-month period, compared to the prior year period, reflecting the combination of an increase in headcount, salary increases, and higher benefit costs per employee.
Net Cash Used by Investing Activities
During the year ended January 31, 2010, our investing activities used $24.6 million primarily due to settlements of derivative financial instruments not designated as hedges of $19.4 million and capital expenditures of $5.0 million.
During the year ended January 31, 2009, our investing activities used $26.2 million in cash, primarily resulting from $10.0 million of payments to settle derivative financial instruments not designated as hedges, and capital expenditures of $11.1 million.
During the year ended January 31, 2008, $851.7 million in cash was used in investing activities, principally due to the acquisition of Witness and ViewLinks Euclipse Ltd. with net assets acquired, net of cash, of $953.2 million, and capital expenditures of $14.2 million, partially offset by cash receipts from sales and maturities of investments, net of purchases, of $120.5 million.
During the nine months ended October 31, 2010, we used $68.3 million of net cash in investing activities, including $15.3 million of net cash utilized to acquire Iontas, and $32.6 million paid for settlements of derivative financial instruments not designated as hedges, $21.7 million of which was paid in August 2010 in connection with the termination of our interest rate swap agreement. We also increased our restricted cash and bank time deposit balances by $13.2 million during this period, primarily reflecting short-term deposits to secure bank guarantees in connection with sales contracts. In addition, we made $7.4 million of payments for property, equipment, and capitalized software development costs during this nine-month period.
Investing activities utilized $16.4 million of net cash during the nine months ended October 31, 2009, including $13.1 million paid for settlements of derivative financial instruments not designated as hedges, and $5.2 million of payments for property, equipment, and capitalized software development costs. Partially offsetting these uses was a $2.1 million decrease in restricted cash and bank time deposits.
Currently, we have no significant commitments for capital expenditures.

Net Cash Provided by (Used in) Financing Activities
During the year ended January 31, 2010, we used $10.5 million in cash from financing activities, resulting from repayments of borrowings and other financing obligations of $6.1 million and $4.1 million of dividends paid to the noncontrolling stockholders of our joint venture.
During the year ended January 31, 2009, we generated $11.9 million in cash from financing activities, primarily reflecting $15.0 million of proceeds from borrowings under our revolving credit facility.
During the year ended January 31, 2008, we generated $885.0 million in cash from financing activities, reflecting $650.0 million of proceeds from borrowings under our new term loan and $293.0 million of proceeds from issuance of convertible preferred stock to Comverse, partially offset by $42.5 million of repayments of long-term debt and payment of $13.6 million of debt issuance costs.
During the nine months ended October 31, 2010, we used $0.6 million of net cash in financing activities. Financing activities during this period included $23.0 million in repayments of financing arrangements, the largest portion of which was a $22.1 million “excess cash flow” payment on our term loan in May 2010. We also acquired $4.1 million of treasury stock from directors and officers during this period, for purposes of providing funds for the recipient’s obligation to pay associated income taxes upon vesting of stock awards. In addition, we paid $4.0 million of fees and expenses related to our credit agreement during this period, $3.6 million of which were consideration for amendments to the agreement. Partially offsetting these uses of cash was $30.6 million of proceeds from exercises of stock options. Following the completion of certain delayed SEC filings in June 2010, stock option holders were permitted to resume exercising vested stock options. Stock option exercises had been suspended during our extended filing delay period.
Liquidity and Capital Resources Requirements
Based on past performance and current expectations, we believe that our cash and cash equivalents, and cash generated from operations will be sufficient to meet anticipated operating costs, required payments of principal and interest, working capital needs, capital expenditures, research and development spending, and other commitments for at least the next 12 months. Currently, we have no plans to pay any cash dividends on our preferred or common stock, which are not permitted under our credit agreement.
Our liquidity could be negatively impacted by a decrease in demand for our products and service and support, including the impact of changes in customer buying behavior due to the general global economic downturn. We have incurred significant professional fees and related expenses in connection with our restatement of previously filed financial statements and our extended filing delay status, and we continued to incur significant professional fees and costs through the first three quarters of 2010 and expect to incur some related expenses in the fourth quarter of the year and in 2011. Our liquidity could be negatively impacted by these additional fees and costs. In the event we determine to make acquisitions or otherwise require additional funds, we may need to raise additional capital, which could involve the issuance of equity or debt securities. There can be no assurance that we would be able to raise additional equity or debt in the private or public markets on terms favorable to us, or at all.
On May 25, 2007, we entered into a credit agreement providing a $650.0 million term loan and a $25.0 million revolving credit facility with a group of banks to fund a portion of the acquisition of Witness. The $25.0 million revolving credit facility was effectively reduced to $15.0 million in September 2008 (in connection with the bankruptcy of Lehman Brothers and the related subsequent termination of its revolving commitment under the credit agreement in June 2009), and then later increased to $75.0 million in July 2010. Also in July 2010, we amended the credit agreement to, among other things, (i) change the method of calculation of the applicable interest rate margin to be based on our consolidated leverage ratio from time to time, (ii) add a 1.50% LIBOR floor, (iii) increase the aggregate amount of incremental revolving commitment and term loan increases permitted under the credit agreement from $50.0 million to $200.0 million, and (iv) make certain changes to the negative covenants, including providing covenant relief with respect to the permitted consolidated leverage ratio. Unless the context otherwise requires, references herein to our credit agreement are to the credit agreement as amended through the date of this prospectus; the description of the credit agreement in this prospectus is qualified in its entirety by reference to the credit agreement and the amendments thereto, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.
As of October 31, 2010 our outstanding term loan balance under the credit agreement was approximately $583.2 million. We borrowed $15.0 million under the revolving credit facility in November 2008, which loan remained outstanding at January 31, 2010 and October 31, 2010, and accordingly we had $60.0 million remaining availability thereunder at October 31, 2010. Our ability to borrow under the revolving credit facility is dependent upon certain conditions, including the absence of any material adverse effect or change on our business as defined in the credit agreement. The term loan matures on May 25, 2014, and the revolving credit facility matures on May 25, 2013.
The credit agreement requires mandatory prepayment of the term loan with the net cash proceeds of certain asset sales (to the extent such net cash proceeds are not otherwise reinvested in assets useful in our business) and, on an annual basis, a percentage of excess cash flow that ranges from 0% to 50% depending on our consolidated leverage ratio (as defined in the credit agreement). It also requires periodic amortization payments of the term loan. We made an excess cash flow payment of $22.1 million in May 2010 (in respect of our fiscal year ended January 31, 2010) and an amortization payment of $0.6 million in February 2010. Our next amortization payment (of $1.5 million) is due May 1, 2012. We expect our cash liquidity to be sufficient to fund all term loan payments required during the next 12 months.
The credit agreement contains one financial covenant that requires us to meet each quarter a certain consolidated leverage ratio, defined as our consolidated net total debt divided by consolidated EBITDA for the trailing four quarters. EBITDA is defined in our credit agreement as net income/(loss) plus income tax expense, interest expense, depreciation and amortization, amortization of intangibles, losses related to hedge agreements, any extraordinary, unusual, or non-recurring expenses or losses, any other non-cash charges, and expenses incurred or taken prior to April 30, 2008 in connection with our acquisition of Witness, minus interest income, any extraordinary, unusual, or non-recurring income or gains, gains related to hedge agreements, and any other non-cash income. Under the credit agreement, for the quarterly periods ended January 31, April 30, July 31, and October 31, 2009, the consolidated leverage ratio was not permitted to exceed 4.50:1 and for the quarterly periods ended January 31, April 30, July 31 and October 31, 2010, the consolidated leverage ratio was not permitted to exceed 3.50:1, and we were in compliance with such requirements as of such dates. At October 31, 2010, our consolidated leverage ratio was 2.61:1 versus a permitted consolidated leverage ratio of 3.50:1, which implies that our EBITDA for the period then ended exceeded the requirement of the covenant by at least $48.0 million. For the quarterly periods ending January 31, April 30, July 31, and October 31, 2011, the consolidated leverage ratio is not permitted to exceed 3.50:1. For the quarterly periods ending January 31, 2012 and thereafter, the consolidated leverage ratio is not permitted to exceed 3.00:1.
In addition, we are subject to a number of other restrictive covenants under the credit agreement, including limitations on our ability to incur indebtedness, create liens, make fundamental business changes, dispose of property, make restricted payments (including dividends), make significant investments, enter into sales and leasebacks, enter new lines of business, provide negative pledges, enter into transactions with related parties, and enter into speculative hedges, although there are limited exceptions to many of these covenants. The credit agreement also contains a number of affirmative covenants, including a requirement that we submit consolidated financial statements to the lenders within certain periods after each fiscal year and quarter. In April 2010, we entered into an amendment to the credit agreement to extend the due date for delivery of audited consolidated financial statements and related documentation for the year ended January 31, 2010. In consideration for this amendment, we paid approximately $0.9 million. In the future, if we are unable to comply with any of the requirements in the credit agreement and are unable to obtain an amendment or waiver of those requirements, an event of default could occur which could cause or permit holders of the debt thereunder to declare all amounts outstanding to be immediately due and payable. In that event, we may be forced to sell assets, raise additional capital through a securities offering, or seek to refinance or restructure our debt. In such a case, we may not be able to consummate such a sale, securities offering, or refinancing or restructuring on reasonable terms, or at all. See “Risk Factors—Risks Related to Our Capital Structure and Finances—We incurred significant indebtedness in connection with our acquisition of Witness, which makes us highly leveraged, subjects us to restrictive covenants, and could adversely affect our operations” for a description of certain risks arising because of our debt under the credit agreement.
Prior to amendment of our credit agreement in July 2010, the applicable interest rate margin on our loans was determined by reference to our corporate ratings and twice increased (each time by 25 basis points) due to our failure to deliver certain audited financial statements and lack of corporate ratings (both resulting from the restatement process). The applicable margin accordingly was reduced by 50 basis points in June 2010 when we delivered the required financial statements and obtained corporate ratings. Since entering into an amendment of the credit agreement in July 2010, the applicable margin has been determined by reference to our consolidated leverage ratio. See “—Quantitative and Qualitative Disclosures about Market Risk—Credit Agreement” for more information about the determination of the applicable margin.

Contractual Obligations
At January 31, 2010, our contractual obligations were as follows:

	Payments Due by Period
(in thousands)	Total	< 1 year	1-3 years	3-5 years	> 5 years
Long-term debt obligations, including interest	$741,632	$65,884	$98,137	$577,611	$—
Operating lease obligations	46,173	12,536	20,988	9,994	2,655
Purchase obligations	33,827	32,756	1,071	—	—
Other long-term obligations	1,700	600	1,100	—	—

Total contractual obligations	$823,332	$111,776	$121,296	$587,605	$2,655

The long-term debt obligations reflected above include projected interest payments over the term of the debt, assuming an interest rate of 3.49%, which was the interest rate in effect for both our term loan and revolving credit agreement borrowings as of January 31, 2010. The terms of our long-term debt obligations are further discussed in Note 6, “Long-Term Debt” to the audited consolidated financial statements included elsewhere in this prospectus. The long-term debt obligations also include the projected quarterly settlements of our interest rate swap, through its expiration in May 2011, using the same future interest rate assumptions that underlie the estimated fair value of the swap at January 31, 2010. As described above under “Liquidity and Capital Resources Requirements”, in July 2010, our credit agreement was modified with respect to, among other things, the calculation of interest expense on borrowings under the agreement. Also in July 2010, we entered into an agreement to terminate our interest rate swap, by making a $21.7 million one-time payment on August 3, 2010. The impact of these transactions increased our long-term debt obligations, including interest, as presented in the table above, by less than 10%.
Our purchase obligations are associated with agreements for purchases of goods or services generally including agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transactions. The table above also includes agreements to purchase goods or services that have cancellation provisions requiring little or no payment. The amounts under such contracts are included in the table above because we believe that cancellation of these contracts is unlikely and we expect to make future cash payments according to the contract terms or in similar amounts for similar materials.
Our consolidated balance sheet at January 31, 2010 includes $25.7 million of non-current tax reserves, net of related benefits (including interest and penalties of $7.1 million, net of federal benefit) for uncertain tax positions. However these amounts are not included in the table above because it is not possible to predict or estimate the timing of payments for these obligations. We do not expect to make any significant payments for these uncertain tax positions within the next twelve months.
As described elsewhere in this “Liquidity and Capital Resources” section, there were material changes to certain of our contractual obligations and commercial commitments subsequent to January 31, 2010, including two amendments to our credit agreement.
Off Balance Sheet Arrangements
We lease certain of our current facilities, furniture, and equipment under non-cancelable operating lease agreements. We are typically required to pay property taxes, insurance, and normal maintenance costs for these facilities.
In the normal course of business, we provide certain customers with financial performance guarantees, which are generally backed by standby letters of credit or surety bonds. In general, we would only be liable for the amounts of these guarantees in the event that our nonperformance permits termination of the related contract by our customer, which we believe is remote. At January 31, 2010, we had approximately $7.4 million of outstanding letters of credit and surety bonds relating to these performance guarantees. As of October 31, 2010 and January 31, 2010, we believe we were in compliance with our performance obligations under all contracts for which there is a financial performance guarantee, and the ultimate liability, if any, incurred in connection with these guarantees will not have a material adverse affect on our consolidated results of operations, financial position, or cash flows. Our historical noncompliance with our performance obligations has been insignificant.
In the normal course of business, we provide indemnifications of varying scopes to customers against claims of intellectual property infringement made by third parties arising from the use of our products. Historically, costs related to these indemnification provisions have not been significant and we are unable to estimate the maximum potential impact of these indemnification provisions on our future results of operations.
To the extent permitted under Delaware law or other applicable law, we indemnify our directors, officers, employees, and agents against claims they may become subject to by virtue of serving in such capacities for us. We also have contractual indemnification agreements with our directors, officers, and certain senior executives. The maximum amount of future payments we could be required to make under these indemnification arrangements and agreements is potentially unlimited; however, we have insurance coverage that limits our exposure and enables us to recover a portion of any future amounts paid. We are not able to estimate the fair value of these indemnification arrangements and agreements in excess of applicable insurance coverage, if any.
As of October 31, 2010, we do not have any off-balance sheet arrangements that we believe have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. There were no material changes in our off-balance sheet arrangements since January 31, 2010.
Recent Accounting Pronouncements
Standards Implemented:
In December 2007, the Financial Accounting Standard Board (FASB), revised their guidance on business combinations. This new guidance requires an acquiring entity to measure and recognize identifiable assets acquired and liabilities assumed, and contingent consideration at their fair value at the acquisition date with subsequent changes recognized in earnings. In addition, acquisition related costs and restructuring costs are recognized separately from the business combination and expensed as incurred. The new guidance also requires acquired in-process research and development costs to be capitalized as an indefinite-lived intangible asset and requires that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of the provision for income taxes. In April 2009, the FASB issued a new standard which clarified the accounting for pre-acquisition contingencies. This guidance was effective for us beginning on February 1, 2009. For further discussion see Note 4, “Business Combinations” to the audited consolidated financial statements included elsewhere in this prospectus.
In December 2007, the FASB issued a new accounting standard which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The new standard also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. On February 1, 2009, we adopted this standard, and the presentation and disclosure requirements of this standard were applied retrospectively to all periods presented, as required by the standard. The adoption of this standard did not have a material impact on our consolidated financial statements, other than the following changes in presentation of the noncontrolling interest:
•	Net income (loss) now includes net income (loss) attributable to both Verint Systems Inc. and the noncontrolling interest in the consolidated statements of operations. The presentation of net income (loss) in prior periods excluded the noncontrolling interest in the net income of our joint venture. Net income (loss) excluding the noncontrolling interest in the net income of our joint venture is now presented after net income (loss), with the caption net income (loss) attributable to Verint Systems Inc.

•	The noncontrolling interest, which was previously reflected in other liabilities, is now presented in stockholders’ equity (deficit), separate from Verint Systems Inc.’s stockholders’ equity (deficit), in the consolidated balance sheets.

•	The consolidated statements of cash flows now begin with net income (loss), including the noncontrolling interest, instead of net income (loss) attributable to Verint Systems Inc.
In March 2008, the FASB amended the disclosure requirements for derivative instruments and hedging activities. This new guidance requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This guidance was effective for us beginning on February 1, 2009. For further discussion, see Note 13, “Fair Value Measurements and Derivative Financial Instruments” to the audited consolidated financial statements included elsewhere in this prospectus.
In April 2009, the FASB issued staff positions that require enhanced fair value disclosures, including interim disclosures, on financial instruments; determination of fair value in turbulent markets; and recognition and presentation of other than temporary impairments. These staff positions were effective beginning with our quarter ended July 31, 2009. These staff positions will enhance our interim disclosures but will not have a material effect on our consolidated financial statements.
In May 2009, the FASB issued a standard that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. In February 2010, the FASB issued an amendment to this guidance that removed the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The adoption of this standard, as amended, did not have a material impact on our consolidated financial statements.
During the third quarter of the year ended January 31, 2010, we adopted the new Accounting Standards Codification (ASC), as issued by the FASB. The ASC has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The ASC is not intended to change or alter existing GAAP. The adoption of the ASC had no impact on our consolidated financial statements.
In June 2009, the FASB issued a new accounting standard related to the consolidation of variable interest entities, requiring a company to perform an analysis to determine whether its variable interests give it a controlling financial interest in a variable interest entity. This analysis requires a company to assess whether it has the power to direct the activities of the variable interest entity and if it has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the variable interest entity. This standard requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity, eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, and significantly enhances disclosures. The standard may be applied retrospectively to previously issued financial statements with a cumulative-effect adjustment to retained earnings as of the beginning of the first year restated. This standard was effective for us for the fiscal year beginning on February 1, 2010. The adoption of this standard did not have a material impact on our condensed consolidated financial statements.
In January 2010, the FASB issued amended standards that require additional fair value disclosures. These disclosure requirements are effective in two phases. The initial phase, effective for us as of February 1, 2010, requires enhanced disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers. The adoption of this standard did not have a material impact on our condensed consolidated financial statements. The second phase, effective for us as of February 1, 2011, is further discussed below.
New Standards to be Implemented:
In October 2009, the FASB issued guidance that applies to multiple-deliverable revenue arrangements. This guidance also provides principles and application guidance on whether a revenue arrangement contains multiple deliverables, how the arrangement should be separated, and how the arrangement consideration should be allocated. The guidance requires an entity to allocate revenue in a multiple-deliverable arrangement using estimated selling prices of the deliverables if a vendor does not have VSOE or third-party evidence of selling price. It eliminates the use of the residual method and, instead, requires an entity to allocate revenue using the relative selling price method. It also expands disclosure requirements with respect to multiple-deliverable revenue arrangements.
Also in October 2009, the FASB issued guidance related to multiple-deliverable revenue arrangements that contain both software and hardware elements, focusing on determining which revenue arrangements are within the scope of existing software revenue guidance. This additional guidance removes tangible products from the scope of the software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are within the scope of the software revenue guidance. This revenue recognition guidance, and the guidance discussed in the preceding paragraph, should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. It will be effective for us in our fiscal year beginning February 1, 2011, although early adoption is permitted. Alternatively, an entity can elect to adopt the provisions of these issues on a retrospective basis. We are assessing the impact that the application of this new guidance, and the guidance discussed in the previous paragraph, may have on our consolidated financial statements.
In January 2010, the FASB issued amended standards that require additional fair value disclosures. These disclosure requirements are effective in two phases. The initial phase, as previously discussed, was effective for us in our fiscal year beginning February 1, 2010. The second phase, effective for us as of February 1, 2011, will require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3). We are assessing the impact that the application of this new guidance may have on our consolidated financial statements.
Quantitative and Qualitative Disclosures about Market Risk
Market risk represents the risk of loss that may impact our financial condition due to adverse changes in financial market prices and rates. We are exposed to market risk related to changes in interest rates and foreign currency exchange rate fluctuations. To manage the volatility relating to interest rate and foreign currency risks, we periodically enter into derivative instruments including foreign currency forward exchange contracts and interest rate swap agreements. It is our policy to enter into derivative transactions only to the extent considered necessary to meet our risk management objectives. We use derivative instruments solely to reduce the financial impact of these risks and do not use derivative instruments for speculative purposes.
Credit Agreement
Borrowings under our term loan and revolving credit facilities bear interest at a rate of either, at our election, (a) the highest of (i) the prime rate, (ii) the federal funds rate plus 0.50%, and (iii) one-month LIBOR (subject to a 1.50% floor) plus 1.00%, or (b) LIBOR (subject to a 1.50% floor), plus, in either case, an applicable interest rate margin. In the case of base rate borrowings, the interest rate adjusts in unison with the underlying index. In the case of LIBOR borrowings, the interest rate adjusts at the end of the relevant LIBOR period. As described in more detail above under “—Liquidity and Capital Resources Requirements”, prior to its amendment in July 2010, the applicable margin under the credit agreement was determined by reference to our corporate ratings and twice increased due to failure to deliver certain audited financial statements and lack of corporate rating and subsequently decreased when we delivered the required financial statements and obtained corporate ratings. Since July 2010, the applicable margin has been determined by reference to our consolidated leverage ratio as follows:

		Base Rate	Eurodollar
	Consolidated Leverage Ratio	Loans	Loans
Category 1	Greater than 3:00:1:00	3.25%	4.25%
Category 2	Greater than 2:75:1:00 but less than or equal to 3:00:1:00	3.00%	4.00%

		Base Rate	Eurodollar
	Consolidated Leverage Ratio	Loans	Loans
Category 3	Greater than 2:50:1:00 but less than or equal to 2:75:1:00	2.75%	3.75%
Category 4	Less than or equal to 2:50:1:00	2.50%	3.50%
Interest Rate Risk on Our Debt
Because the interest rates applicable to borrowings under the credit agreement are variable, we are exposed to market risk from changes in the underlying index rates, which affect our cost of borrowing. To partially mitigate this risk, and in part because we were required to do so by the lenders, when we entered into our credit facilities in May 2007, we executed a pay-fixed, receive-variable interest rate swap with a multinational financial institution under which we paid fixed interest at 5.18% and received variable interest of three-month LIBOR on a notional amount of $450.0 million. In July 2010, we terminated this swap prior to its May 2011 maturity and paid approximately $21.7 million to the counterparty on August 3, 2010, representing the approximate present value of the expected remaining quarterly settlement payments that otherwise were to have been due from us thereafter.
This interest rate swap was not designated as a hedging instrument under applicable accounting guidance and has been accounted for as a derivative, whereby the fair value of the instrument is reported on our consolidated balance sheets and gains and losses from changes in its fair value, whether realized or unrealized, are reported in other income (expense), net. For the nine months ended October 31, 2010 and the year ended January 31, 2010, we recorded losses on this instrument of approximately $3.1 million and $13.6 million, respectively, in other income (expense), net on the consolidated statements of operations. These losses reflect the decline in market interest rates during these periods.
Giving effect to the termination of the swap and based on $598.2 million of borrowings outstanding under the credit agreement at October 31, 2010, but not giving effect to the floor on interest rates arising because of the LIBOR floor and interest rate margin applicable to borrowings under our credit agreement, if the interest rate changed by 1.00%, the annual interest expense on the borrowings would change by approximately $6.0 million.
Investments
We invest in cash, cash equivalents, and bank time deposits. Interest rate changes could result in an increase or decrease in interest income we generate from these interest-bearing assets. Our cash, cash equivalents, and bank time deposits are primarily maintained at high credit-quality financial institutions around the world. The primary objective of our investment activities is the preservation of principal while maximizing investment income and minimizing risk. We have investment guidelines relative to diversification and maturities designed to maintain safety and liquidity.
As of October 31, 2010, January 31, 2010, and January 31, 2009, we had cash and cash equivalents totaling approximately $134.0 million, $184.3 million, and $115.9 million, respectively, consisting of demand deposits and bank time deposits having maturities of three months or less. At such dates we also held $18.4 million, $5.2 million, and $7.7 million, respectively, of cash equivalents which were restricted and were not available for general operating use. These balances primarily represent short-term deposits to secure bank guarantees in connection with sales contracts. The amounts of these deposits can vary depending upon the terms of the underlying contracts.
Interest Rate Risk on Our Investments
To provide a meaningful assessment of the interest rate risk associated with our investment portfolio, we performed a sensitivity analysis to determine the impact a change in interest rates would have on the value of the investment portfolio assuming, during the year ended January 31, 2011, average short-term interest rates increase or decrease by 50 basis points relative to average rates realized during the year ended January 31, 2010. Such a change would cause our projected interest income from cash, cash equivalents, and bank time deposits to increase or decrease by approximately $0.9 million, assuming a similar level of investments in the year ended January 31, 2011 as in the year ended January 31, 2010.
Due to the short-term nature of our cash and cash equivalents and time deposits, the carrying values approximate market values and are not generally subject to price risk due to fluctuations in interest rates. See Note 3, “Investments” to the audited consolidated financial statements included elsewhere in this prospectus for more information regarding our short-term investments.
Foreign Currency Exchange Risk
The functional currency for each of our foreign subsidiaries is the respective local currency with the exception of our subsidiaries in Israel and Canada, whose functional currencies are the U.S. dollar. We are exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. dollars for consolidated reporting purposes. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries’ financial statements into U.S. dollars results in a gain or loss which is recorded as a component of accumulated other comprehensive income within stockholders’ equity (deficit).
Our international operations subject us to risks associated with currency fluctuations. While most of our revenue and expenses are denominated in U.S. dollars, we do have a significant portion of our operating expenses, primarily labor expenses, that is denominated in the local currencies where our foreign operations are located, primarily Israel, the United Kingdom, Germany, and Canada. We also generate some of our revenue in foreign currencies, mainly the British pound sterling and euro. As a result, our consolidated U.S. dollar operating results are subject to the potentially adverse impact of fluctuations in foreign currency exchange rates between the U.S. dollar and the other currencies in which we transact.
In addition, we have certain assets and liabilities that are denominated in currencies other than the respective entity’s functional currency. Changes in the functional currency value of these assets and liabilities create fluctuations that result in gains or losses. We recorded foreign currency transaction gains and losses, realized and unrealized, in other income (expense), net on the consolidated statements of operations, of approximately $2.8 million and $0.1 million of net gains in the three and nine months ended October 31, 2010, respectively, $1.9 million of net losses in the year ended January 31, 2010, $1.6 million of net gains in the year ended January 31, 2009, and $1.4 million of net gains in the year ended January 31, 2008.
Additionally, from time to time, we enter into foreign currency forward contracts in an effort to reduce the volatility of cash flows primarily related to forecasted payroll and payroll-related expenses denominated in Israeli shekels and Canadian dollars. These contracts are limited to durations of approximately six months or less. Our 50% owned joint venture in Singapore enters into foreign currency forward contracts in an effort to reduce the volatility of cash flows primarily related to forecasted U.S. dollar denominated accounts payable payments. These contracts are limited to durations of approximately one year or less. We have not entered into any foreign currency forward contracts for trading or speculative purposes.
During the three and nine months ended October 31, 2010, we recorded no realized gains or losses on settlements of foreign currency forward contracts not designated as hedges. For the years ended January 31, 2010, 2009, and 2008, we realized net losses of $2.6 million, net gains of $2.1 million and net gains of $1.8 million, respectively, on settlements of foreign currency forward contracts not designated as hedges. Net unrealized losses on outstanding foreign currency forward contracts were $1.1 million as of October 31, 2010, with notional amounts totaling $58.4 million. We had $0.5 million of net unrealized losses on outstanding foreign currency forward contracts as of January 31, 2010, with notional amounts totaling $50.4 million. We had $1.9 million of net unrealized losses on outstanding foreign currency forward contracts as of January 31, 2009, with notional amounts totaling $35.9 million.
A sensitivity analysis was performed on all of our foreign exchange derivatives as of January 31, 2010. This sensitivity analysis was based on a modeling technique that measures the hypothetical market value resulting from a 10% shift in the value of exchange rates relative to the U.S. dollar. A 10% increase in the value of the U.S. dollar would lead to a decrease in the fair value of our hedging instruments by $4.7 million. Conversely, a 10% decrease in the value of the U.S. dollar would result in an increase in the fair value of these financial instruments by $5.7 million.

The counterparties to these foreign currency forward contracts are multinational commercial banks. While we believe the risk of counterparty nonperformance is not material, the recent disruption in the global financial markets has impacted some of the financial institutions with which we do business. A sustained decline in the financial stability of financial institutions as a result of the disruption in the financial markets could affect our ability to secure creditworthy counterparties for our foreign currency hedging programs.

BUSINESS
Our Company
Verint Systems Inc. is a global leader in Actionable Intelligence solutions and value-added services. Our solutions enable organizations of all sizes to make timely and effective decisions to improve enterprise performance and make the world a safer place. More than 10,000 organizations in over 150 countries — including over 80% of the Fortune 100 — use Verint Actionable Intelligence solutions to capture, distill, and analyze complex and underused information sources, such as voice, video, and unstructured text.
In the enterprise market, our Workforce Optimization solutions help organizations enhance customer service operations in contact centers, branches, and back-office environments to increase customer satisfaction, reduce operating costs, identify revenue opportunities, and improve profitability. In the security intelligence market, our Video Intelligence, public safety, and Communications Intelligence solutions are vital to government and commercial organizations in their efforts to protect people and property and neutralize terrorism and crime.
We have established leadership positions in both the enterprise workforce optimization and security intelligence markets by leveraging our core competency in developing highly scalable, enterprise-class applications with advanced, integrated analytics for both unstructured and structured information. Our innovative solutions are developed by approximately 800 employees in research and development, representing approximately one-third of our total employees, and are evidenced by more than 480 patents and patent applications worldwide. We offer a range of customer services, from initial implementation to ongoing maintenance and support, to maximize the value our customers receive from our Actionable Intelligence solutions and allow us to extend our customer relationships.
Headquartered in Melville, New York, we support our customers around the globe directly and with an extensive network of selling and support partners.
Our Markets — Enterprise Workforce Optimization and Security Intelligence
We deliver our Actionable Intelligence solutions to the enterprise workforce optimization and security intelligence markets across a wide range of industries, including financial services, retail, healthcare, telecommunications, law enforcement, government, transportation, utilities, and critical infrastructure. Much of the information available to organizations in these industries is unstructured, residing in telephone conversations, video streams, Web pages, email, and other text communications. Our advanced Actionable Intelligence solutions enable our customers to collect and analyze large amounts of both structured and unstructured information in order to make better decisions.
In the enterprise workforce optimization market, demand for our Actionable Intelligence solutions is driven by organizations that seek to leverage unstructured information from customer interactions and other customer-related data in order to optimize the performance of their customer service operations, improve the customer experience, and enhance compliance. In the security intelligence market, demand for our Actionable Intelligence solutions is driven by organizations that seek to distill intelligence from a wide range of unstructured and structured information sources in order to detect, investigate, and neutralize security threats.
We have established leadership positions in both the enterprise workforce optimization and security intelligence markets by leveraging our core competency in developing highly scalable, enterprise-class applications with advanced, integrated analytics for both unstructured and structured information.

Company Background
We were incorporated in Delaware in February 1994 as a wholly owned subsidiary of Comverse. Our initial focus was on the commercial call recording market, which at the time was transitioning from analog tape to digital recorders. In 1999, we expanded into the security market by combining with another division of Comverse focused on the communications interception market. In 2001, we further expanded our security offering into video security through a combination of our business with Loronix® Information Systems, Inc., which had been previously acquired by Comverse.
In May 2002, we completed our initial public offering (IPO), and, as of December 24, 2010, Comverse held approximately a 61.3% beneficial ownership position in us assuming conversion of all of our preferred stock into common stock. Since our IPO, we have acquired a number of companies that have strengthened our position in both the enterprise workforce optimization and security intelligence markets. Our largest acquisition was of Witness in May 2007, which strengthened our leadership position in the enterprise workforce optimization market. The aggregate merger consideration paid to consummate the transaction, including the fair value of Witness stock options exchanged for Verint options, was approximately $944.3 million, net of cash acquired, $650.0 million of which was financed by proceeds of a term loan and a new credit agreement entered into by us in connection with the transaction, and $293.0 million of which was financed with proceeds from the issuance of our preferred stock to Comverse and from available cash balances. On February 4, 2010, our wholly-owned subsidiary, Verint Americas Inc., acquired all of the outstanding shares of Iontas, a privately held provider of desktop analytics solutions. We acquired Iontas for approximately $15.2 million in cash (net of cash acquired) and potential additional earn-out payments of up to $3.8 million, tied to certain targets being achieved over the next two years.
Our Strengths
Workforce Optimization
We believe that the following competitive strengths will enable us to sustain our market leadership in the workforce optimization market:
•	Comprehensive, unified suite of workforce optimization applications. A core part of our product strategy has been to tightly integrate our workforce optimization applications. Our comprehensive unified suite of workforce optimization applications offers many advantages, in terms of both functionality and total cost of ownership, and we believe that this approach helps further differentiate us in the workforce optimization market.

•	Advanced customer interaction analytics. We were an early innovator of speech analytics for call centers and today we offer the market an advanced suite of customer interaction analytics, which includes speech, data, and customer feedback solutions. We believe that these solutions are attractive to a broad set of customers, enabling them to better understand workforce performance, the customer experience, and the factors underlying important business trends.

•	Compelling Workforce Optimization solutions for back-office and branch operations. Workforce optimization solutions have traditionally been deployed in contact centers. However, many customer service employees work in other areas of the enterprise, such as the back office and branch and remote office locations. We believe that enterprises are interested in deploying workforce optimization solutions outside the contact center to enable the same type of performance measurement and improvement that has historically been available to contact centers and have built a portfolio of solutions specifically for this opportunity.

•	Focus on delivering best-in-class customer service. A core part of our strategy is to help enable our customers to derive maximum value from our Actionable Intelligence solutions. We believe that a combination of our unified Workforce Optimization solutions and our focus on customer service has been a major factor in our success.

•	Strong OEM partner relationships. We have increased our focus on our OEM and other distribution partners, which is a core element of our go-to-market strategy. We believe that this investment has strengthened our relationships with our partners, expanded our market coverage and provided our customers with tighter integration of certain third-party solutions.
Video Intelligence
We believe that the following competitive strengths will enable us to sustain our market leadership in the video intelligence business:
•	Broad IP video portfolio. Our Video Intelligence Solutions portfolio includes IP video management software and services, edge devices for capturing, digitizing, and transmitting video over different types of wired and wireless networks, video analytics, and networked DVRs. Our broad portfolio enables organizations to deploy an end-to-end IP video solution with analytics or evolve to IP video solutions over time, enabling organizations to generate Actionable Intelligence from video and related data.

•	Open platform. Designed on an open platform, our solutions facilitate interoperability with our customers’ business and security systems and with complementary third-party products, such as cameras, video analytics, video management software, command and control systems, and access control systems.

•	Ability to help our customers cost effectively migrate to networked IP Video. While the security market is evolving to networked IP video solutions, many organizations have already made significant investments in analog technology. Our Nextiva solutions help our customers to cost-effectively migrate to networked IP video without discarding their existing analog CCTV investments.
Communications Intelligence
We believe that the following competitive strengths will enable us to sustain our market leadership in the communications intelligence business:
•	Broad portfolio. Our broad Communications Intelligence portfolio enables solutions for communications interception, service provider compliance, mobile location tracking, fusion and data management, Web intelligence, and tactical communications intelligence. Our broad Communications Intelligence portfolio is designed to handle massive amounts of unstructured and structured information from different sources (including fixed and mobile networks, IP networks, and the Internet), can quickly make sense of complex scenarios, and generates evidence and intelligence.

•	Highly scalable solutions for a broad range of communications. Our solutions can be deployed stand-alone or collectively as part of a large-scale system to address the needs of large government agencies that require advanced, comprehensive solutions. Our solutions can process very large amounts of information enabling the interception, monitoring, and analysis of information collected from a wide range of communications networks, including fixed and mobile networks, IP networks, and the Internet.

•	High quality long-term customer relationships. We have security customers around the world, including large and sophisticated government organizations, as well as commercial companies that are leaders in their respective markets. We have long-term relationships with many of these customers that allow us to gain insight into their challenges and develop new security solutions for a broader set of customers.
Our Strategy
Our strategy to further enhance our position as a leading provider of enterprise workforce optimization and security intelligence solutions worldwide includes the following key elements:
•	Continue to drive the development of Actionable Intelligence solutions for unstructured data. We were a pioneer in the development of solutions that help businesses and governmental organizations derive intelligence from unstructured data. We intend to continue to drive the adoption of Actionable Intelligence solutions by delivering solutions to the workforce optimization and security intelligence markets designed to provide a high return on investment.
•	Maintain market leadership through innovation and customer centricity. We believe that to compete successfully we must continue to introduce solutions that better enable customers to derive Actionable Intelligence from their unstructured data. In order to do this, we intend to continue to make significant investments in research and development, protect our intellectual property through patents and other means and maintain a regular dialog with our customer base in order to understand their business objectives and requirements.

•	Continue to expand our market presence through OEM and partner relationships. We have expanded our relationships with OEMs and other channel partners. We believe that these relationships broaden our market coverage and we intend to continue expanding our existing relationships while creating new ones.

•	Augment our organic growth with acquisitions. We examine acquisition opportunities regularly as a means to add technology, increase our geographic presence, enhance our market leadership, or expand into adjacent markets. Historically, we have engaged in acquisitions for all of these purposes and expect to continue doing so in the future when strategic opportunities arise.
The Enterprise Workforce Optimization Solutions Segment
We are a leading provider of enterprise workforce optimization software and services. Our solutions enable organizations to extract and analyze valuable information from customer interactions and related operational data in order to make more effective, proactive decisions for optimizing the performance of their customer service operations, improving the customer experience, and enhancing compliance. Marketed under the Impact 360 brand to contact centers, back offices, branch and remote offices, and public safety centers, these solutions comprise a unified suite of enterprise workforce optimization applications and services that include IP and TDM voice recording, quality monitoring, speech and data analytics, workforce management, customer feedback, eLearning and coaching, performance management, and desktop process analytics. These applications can be deployed stand-alone or in an integrated fashion.
The Workforce Optimization Market and Trends
We believe that customer service is viewed more strategically than in the past, particularly by organizations whose interactions with customers regarding sales and services take place primarily through contact centers. Consistent with this trend, we believe that organizations seek workforce optimization solutions that enable them to strike a balance among driving sales, managing operating costs, and delivering the optimal customer experience.
In order to make better decisions to achieve these goals, we believe that organizations increasingly seek to leverage valuable data collected from customer interactions and associated operational activities. However, customer service solutions have traditionally been deployed in the contact center as stand-alone applications, which prevented information from being shared and analyzed across multiple/related applications. These solutions also lacked functionality for analyzing unstructured information, such as the content of phone calls and email. As a result, organizations historically based their customer service-related business decisions on a fraction of the information available to them.
We believe that customer-centric organizations today seek unified, innovative workforce optimization solutions delivered by a single vendor to better manage customer service operations across the enterprise. We believe that the key business and technology trends driving demand for workforce optimization solutions include:
Integration of Workforce Optimization Applications
We believe that organizations increasingly seek a unified workforce optimization suite that includes call recording and quality monitoring, speech and data analytics, workforce management, customer feedback, performance management, eLearning, and coaching, as well as pre-defined business integrations. Such a unified workforce optimization suite can provide business and financial benefits, create a foundation for continuous improvement through a closed loop feedback process, and improve collaboration among various functions throughout the enterprise. For example:
•	contact center managers can receive instant alerts when staff is out of adherence with standards, monitor and record interactions to determine the cause, and act quickly to correct the problem;

•	supervisors can assign and deliver electronic learning material to staff desktops based on training needs automatically identified from quality monitoring evaluation scores and performance management scorecard metrics, and then track courses taken and new skills acquired; and

•	using integrated speech analytics with quality monitoring, our solutions can categorize calls, allowing organizations to review the interactions that are most significant to the business and identify the underlying causes of customer service issues.
Additionally, by deploying an integrated workforce optimization suite with a single, unified graphical user interface and common database, enterprises can achieve lower cost of ownership, reduce hardware costs, simplify system administration, and streamline implementation and training. An integrated workforce optimization suite also enables enterprises to interact with a single vendor for sales and service and helps ensure seamless integration and update of all applications.
Greater Insight through Customer Interaction Analytics
We believe that enterprises are increasingly interested in deploying sophisticated customer interaction analytics, particularly speech, data, and customer feedback analytics, for gaining a better understanding of workforce performance, the customer experience, and the factors underlying business trends in order to improve the performance of their customer service operations. Although enterprises have recorded customer interactions for many years, most were able to extract intelligence only by manually listening to calls, which generally could be done for only a small percentage of all calls. Today, customer interaction analytics applications, such as speech and data analytics, have evolved to automatically analyze and categorize customer interactions in order to detect patterns and trends that significantly impact the business. Customer surveys included in a unified analytics suite help enterprises understand the effectiveness of their employees, products, and processes directly from the customer’s perspective. Together, these applications provide a new level of insight into such important areas as customer satisfaction, customer behavior, and staff effectiveness, including the underlying cause of business trends in these critical areas.
Adoption of Workforce Optimization Across the Enterprise
Workforce optimization solutions have traditionally been deployed in contact centers. However, many customer service employees work in other areas of the enterprise, such as the back office and branch and remote office locations. Today, we believe that certain enterprises show increased interest in deploying certain workforce optimization applications, such as staff scheduling and desktop and process analytics, outside the contact center to enable the same type of performance measurement that has historically been available in the contact center, with the goal of improving customer service and performance across the enterprise.
Migration to VoIP Technologies
Many enterprises are replacing their contact centers’ legacy voice (TDM) infrastructures with VoIP telephony infrastructure. These upgrades typically require new deployments of workforce optimization solutions that are designed to support IP or hybrid TDM/IP environments.

Our Enterprise Workforce Optimization Solutions Portfolio
We are a leader in the workforce optimization market with Impact 360, a comprehensive, unified portfolio of Workforce Optimization solutions. Our Workforce Optimization solutions are highly scalable and designed to be deployed by small to very large organizations in traditional contact centers and other areas of the enterprise, such as the back office, remote offices, and branches, as well as by public safety centers. Our solutions are generally implemented in industries that have significant customer service operations, such as insurance, banking and brokerage, telecommunications, media, retail, public safety, and hospitality.
The following table summarizes our portfolio of Workforce Optimization solutions.

Solution	Description
Quality Monitoring	Records multimedia interactions based on user-defined business rules and provides sophisticated interaction assessment functionality, including intelligent evaluation forms and automatic delivery of calls for evaluation according to quotas or contact-related criteria, to help enterprises evaluate and improve the performance of customer service staff.

Full-Time and Compliance Recording	Provides contact center recording for compliance, sales verification, and monitoring in IP, traditional TDM, and mixed telephony environments. Includes encryption capabilities to help support the Payment Card Industry Data Security Standard and other regulatory requirements for protecting sensitive data.

Workforce Management	Helps enterprises forecast staffing requirements, deploy the appropriate level of resources, and evaluate the productivity of their customer service staff. Also includes optional strategic planning capabilities to help determine optimal hiring plans.

Customer Interaction Analytics (Speech, Data, and Customer Feedback)	Our speech analytics solutions analyze call content for the purpose of proactively identifying business trends, building effective cost containment and customer service strategies, and enhancing quality monitoring programs.

Our data analytics apply our data mining technology to call-related and call-content information (metadata) and call content, as well as to productivity, quality, and customer experience metrics, to help enterprises identify hidden service and quality issues, determine the causes, and correct them.

Our customer feedback analytics help enterprises efficiently survey customers via Interactive Voice Response (IVR), Web, or email in order to gather customer feedback on products, processes, agent performance, and customer satisfaction and loyalty.

Performance Management	Provides a comprehensive view of key performance indicators (KPIs), with performance scorecards and reports on customer interactions, customer experience trends, and contact center, back office, branch, remote office, and customer service staff performance.

eLearning and Coaching	Enables enterprises to deliver Web-based training to customer service staff desktops, including learning clips created from recordings and other customized materials targeted to staff needs and competencies.

Desktop and Process Analytics	Captures information from customer service employee interactions with their desktop applications to provide insights into productivity, training issues, process adherence, and bottlenecks.

Workforce Optimization for Small-to-Medium Sized Businesses (SMB)	Designed for smaller companies (with contact centers), which increasingly face the same business requirements as their larger competitors. Enables companies of all sizes to boost productivity, reduce attrition, capture and evaluate interactions, and satisfy compliance and risk management requirements in a cost-effective way.

Public Safety	Includes quality monitoring, speech analytics, and full-time and compliance recording solutions under the brand Impact 360 for Public Safety Powered by

Solution	Description
Audiolog™. Our public safety solution allows first responders (police, fire departments, emergency medical services, etc.) in the Security Intelligence market to deploy workforce optimization solutions to record, manage, and act on incoming assistance requests and related data.
The Video Intelligence Solutions Segment
We are a leading provider of networked IP video solutions designed to optimize security and enhance operations. Our Video Intelligence Solutions portfolio includes IP video management software and services, edge devices for capturing, digitizing, and transmitting video over different types of wired and wireless networks, video analytics, and DVRs. Marketed under the Nextiva brand, this portfolio enables organizations to deploy an end-to-end IP video solution with analytics or evolve to IP video solutions without discarding their investments in analog CCTV technology.
The Networked IP Video Market and Trends
We believe that terrorism, crime, and other security threats around the world are generating demand for advanced video security solutions that can help detect threats and prevent security breaches. We believe that organizations across a wide range of industries, including public transportation, utilities, ports and airports, government, education, finance, and retail, are interested in broader deployment of video solutions and more proactive use of existing video to increase the safety and security of their facilities, employees, and visitors, improve emergency response, and enhance their investigative capabilities.
Consistent with this trend, the video security market continues to experience a technology transition from relatively passive analog CCTV video systems, which use analog equipment and closed networks and generally provide only basic video recording and viewing, to more sophisticated, proactive, network-based IP video systems that use video management software to efficiently collect, manage, and analyze large amounts of video over networks and utilize video analytics. We believe that this transition from passive analog systems to network-based digital systems greatly improves the ability of organizations to quickly and efficiently detect security breaches and deliver video and data across the enterprise and to outside agencies in order to address security threats, improve operational efficiency, and comply with cost containment mandates.
While the security market is evolving to networked IP video solutions, many organizations have already made significant investments in analog technology. Our Nextiva solutions allow these organizations to cost effectively migrate to networked IP video without discarding their existing analog investments. Designed on an open platform, our solutions facilitate interoperability with our customers’ business and security systems and with complementary third-party products, such as cameras, video analytics, video management software, command and control systems, and access control systems.
Our Video Intelligence Solutions Portfolio
We are a leader in the networked video market with Nextiva, a comprehensive, end-to-end, networked IP video solution portfolio. The following table summarizes our portfolio of Video Intelligence solutions.

Solution	Description
IP Video Management Software	Simplifies management of large volumes of video and geographically dispersed video surveillance operations, with a suite of applications that includes automated system health monitoring, policy-based video distribution, networked video viewing, and investigation management. Designed for use with industry-standard servers and storage solutions and for interoperability with other enterprise systems.

Edge Devices	Captures, digitizes, and transmits video across enterprise networks, providing many of the benefits of IP video while using existing analog CCTV investments. Includes IP cameras, bandwidth-efficient video encoders to convert analog images to IP video for transmission over IP networks, and wireless devices that perform both video encoding and wireless IP transmission, facilitating video surveillance in areas too difficult or expensive to wire.

Solution	Description
Video Analytics	Analyzes video content to automatically detect anomalies and activities of interest, such as perimeter intrusion, unattended objects, camera tampering, and vehicles moving in the wrong direction. Also includes industry-specific analytics applications focused on the behavior of people in retail and other environments.

Networked DVRs	Performs networked digital video recording utilizing secure, embedded operating systems and market-specific data integrations for applications that require local storage, as well as remote networking.
Our Video Intelligence solutions are deployed across a wide range of industries, including banking, retail, critical infrastructure, government, corporate campuses, education, airports, seaports, public transportation, and homeland security. Our video solutions include certain video analytics and data integrations specifically optimized for these industries. For example, our public transportation application includes global positioning system (GPS), integrations, our retail application includes point of sale integrations and retail traffic analytics, our banking application includes automated teller machine (ATM), integrations, and our critical infrastructure application includes video analytics for detecting suspicious events and command and control integrations.
The Communications Intelligence Solutions Segment
We are a leading provider of Communications Intelligence solutions that help law enforcement, national security, intelligence, and civilian government agencies effectively detect, investigate, and neutralize criminal and terrorist threats. Our solutions are designed to handle massive amounts of unstructured and structured information from different sources, quickly make sense of complex scenarios, and generate evidence and intelligence. Our portfolio includes solutions for communications interception, service provider compliance, mobile location tracking, fusion and data management, Web intelligence, and tactical communications intelligence. These solutions can be deployed stand-alone or collectively, as part of a large-scale system to address the needs of large government agencies that require advanced, comprehensive solutions.
The Communications Intelligence Solutions Market and Trends
We believe that terrorism, criminal activities, including financial fraud and drug trafficking, and other security threats, combined with an expanding range of communication and information media, are driving demand for innovative security solutions that collect, integrate, and analyze information from voice, video, and data communications, as well as from other sources, such as private and public databases. We believe that the key trends driving demand for our Communications Intelligence solutions are:
Increasing Complexity of Communications Networks and Growing Network Traffic
Law enforcement and certain other government agencies are typically given the authority to intercept communication transmissions to and from specified targets for the purpose of generating evidence. National security and intelligence agencies intercept communications, often in massive volumes, for the purpose of generating intelligence and supporting investigations. We believe that these agencies are seeking technically advanced solutions to help them to keep pace with increasingly complex communications networks and the growing amount of network traffic.
Growing Demand for Advanced Intelligence and Investigative Solutions
Investigations related to criminal and terrorist networks, drugs, financial crimes, and other illegal activities are highly complex and often involve collecting and analyzing information from multiple sources. We believe that law enforcement, national security, intelligence, and other government agencies are seeking advanced solutions that enable them to integrate and analyze information from multiple sources and collaborate more efficiently with various other agencies in order to unearth suspicious activity, optimize investigative workflows, and make investigations more effective.

Legal and Regulatory Compliance Requirements
In many countries, communications service providers are mandated by government regulation to satisfy certain technical requirements for delivering communication content and data to law enforcement and government authorities. For example, in the United States, requirements have been established under the CALEA. In Europe, similar requirements have been adopted by the ETSI. In addition, many law enforcement and government agencies around the world are mandated to ensure compliance with laws and regulations related to criminal activities, such as financial crime. We believe that these laws and regulations are creating demand for our Communications Intelligence solutions.
Our Communications Intelligence Solutions Portfolio
We are a leader in the market for communications intelligence solutions, which are marketed under the RELIANT™, VANTAGE®, STAR-GATE™, X-TRACT®, and ENGAGE™ brand names. The following table summarizes our portfolio of Communications Intelligence solutions.

Solution	Description
Communications Interception	Enables the interception, monitoring, and analysis of information collected from a wide range of communications networks, including fixed and mobile networks, IP networks, and the Internet. Includes lawful interception solutions designed to intercept specific target communications pursuant to legal warrants and mass interception solutions for investigating and proactively addressing criminal and terrorist threats.

Communications Service Provider Compliance	Enables communication service providers to collect and deliver to government agencies specific call-related and call-content information in compliance with CALEA, ETSI, and other compliance regulations and standards. Includes a scalable warrant and subpoena management system for efficient, cost-effective administration of legal warrants across multiple networks and sites.

Mobile Location Tracking	Tracks the location of mobile network devices for intelligence and evidence gathering, with analytics and workflow designed to support investigative activities. Provides real-time tracking of multiple targets, real-time alerts, and investigative capabilities, such as geospatial fencing and events correlation.

Fusion and Investigation Management	Fuses data gathered from multiple database sources, with link analysis, adaptable investigative workflow, and analytics to improve investigation efficiency and productivity. Supports a wide range of complex investigations, including financial crimes, that require expertise across various domains, involve multiple government agencies, and require significant resources and time.

Web Intelligence	Increases the productivity and efficiency of investigations in which the Internet is the prime source of information. Features advanced data collection, text analysis, data enrichment, advanced analytics, and a clearly defined investigative workflow on a scalable platform.

Tactical Communications Intelligence	Provides portable communications interception and location tracking capabilities for local use or integration with centralized monitoring systems, to support tactical field operations.
We also offer integrated video monitoring which enables the scalable collection, storage, and analysis of video captured by surveillance systems and its integration with other sources of information, such as intercepted communications or location tracking data.
Customer Services
We offer a range of customer services, including implementation, training, consulting, and maintenance, to help our customers maximize their return on investment in our solutions.

Implementation, Training, and Consulting
Our solutions are implemented by our service organizations, authorized partners, resellers, or customers. Our implementation services include project management, system installation, and commissioning, including integrating our applications with our customers’ environments and third-party solutions. Our training programs are designed to enable our customers to effectively utilize our solutions and to certify our partners to sell, install, and support our solutions. Customer and partner training are provided at the customer site, at our training centers around the world, or remotely through webinars. Our consulting services are designed to enable our customers to maximize the value of our solutions in their own environments.
Maintenance Support
We offer a range of customer maintenance support programs to our customers and resellers, including phone, Web, and email access to technical personnel up to 24 hours a day, 7 days a week. Our support programs are designed to ensure long-term, successful use of our solutions. We believe that customer support is critical to retaining and expanding our customer base. Our Workforce Optimization solutions are sold with a warranty of generally one year for hardware and 90 days for software. Our Video Intelligence solutions and Communications Intelligence solutions are sold with warranties that typically range from 90 days to 3 years, and in some cases longer. In addition, customers are typically provided the option to purchase maintenance plans that provide a range of services, such as telephone support, advanced replacement, upgrades when and if available, and on-site repair or replacement. Currently, the majority of our maintenance revenue is related to our Workforce Optimization solutions.
Direct and Indirect Sales
We sell our solutions through our direct sales teams and indirect channels, including distributors, systems integrators, value-added resellers (VARs), and OEM partners.
Each of our solutions is sold by trained, dedicated, regionally organized direct and indirect sales teams. Our direct sales teams are focused on large and mid-sized customers and, in many cases, co-sell with our other channels and sales agents. Our indirect sales teams are focused on developing and supporting relationships with our indirect channels, which provide us with broader market coverage, including access to their customer base, integration services, and presence in certain geographies and vertical markets. Our sales teams are supported by business consultants, solutions specialists, and pre-sales engineers who, during the sales process, determine customer requirements and develop technical responses to those requirements. While we sell directly and indirectly in all three of our segments, sales of our Video Intelligence solutions are primarily indirect, and sales of our Communications Intelligence solutions are primarily direct.
Customers
Our solutions are used by more than 10,000 organizations in over 150 countries. In the three months ended October 31, 2010, we derived approximately 57%, 16%, and 27% of our revenue from the sales of our Workforce Optimization solutions, Video Intelligence solutions, and Communications Intelligence solutions, respectively. In the nine months ended October 31, 2010, we derived approximately 55%, 18%, and 27% of our revenue from the sales of our Workforce Optimization solutions, Video Intelligence solutions, and Communications Intelligence solutions, respectively. In the year ended January 31, 2010, we derived approximately 53%, 21%, and 26% of our revenue from the sales of our Workforce Optimization solutions, Video Intelligence solutions, and Communications Intelligence solutions, respectively. In the year ended January 31, 2009, we derived approximately 53%, 19%, and 28% of our revenue from the sales of our Workforce Optimization solutions, Video Intelligence solutions, and Communications Intelligence solutions, respectively. In the year ended January 31, 2008, we derived approximately 49%, 28%, and 23% of our revenue from the sales of our Workforce Optimization solutions, Video Intelligence solutions, and Communications Intelligence solutions, respectively.
In the three months ended October 31, 2010, we derived approximately 49%, 26%, and 25% of our revenue from sales to end users in the Americas, EMEA, and APAC, respectively. In the nine months ended October 31, 2010, we derived approximately 52%, 26%, and 22% of our revenue from sales to end users in the Americas, EMEA, and APAC, respectively. In the year ended January 31, 2010, we derived approximately 55%, 25%, and 20% of our revenue from sales to end users in the Americas, EMEA and APAC, respectively. In the year ended January 31, 2009, we derived approximately 52%, 32%, and 16% of our revenue from sales to end users in the Americas, EMEA, and APAC, respectively. In the year ended January 31, 2008, we derived approximately 52%, 33%, and 15% of our revenue from sales to end users in the Americas, EMEA, and APAC, respectively.
None of our customers, including system integrators, VARs, various local, regional, and national governments worldwide, and OEM partners, individually accounted for more than 10% of our revenue in the years ended January 31, 2010, 2009, and 2008. For the year ended January 31, 2010 and the three and nine months ended October 31, 2010, approximately one quarter of our business was generated from contracts with various governments around the world, including federal, state, and local government agencies. In some years, we have entered into one or more contracts with customers in our Video Intelligence segment or our Communications Intelligence segment the loss of which could have a material adverse effect on the segment. See Note 17, “Segment, Geographic, and Significant Customer Information” to the audited consolidated financial statements included elsewhere in this prospectus. Some of the customer engagements on which we work require us to have the necessary security credentials or to participate in the project through an approved legal entity. In addition, because of the unique nature of the terms and conditions associated with government contracts generally, our government contracts may be subject to renegotiation or termination at the election of the government customer. For a more detailed discussion of the risks associated with our government customers, see “Risk Factors —Risks Related to Our Business—Regulatory and Government Contracting—We are dependent on contracts with governments around the world for a significant portion of our revenue. These contracts also expose us to additional business risks and compliance obligations” and “Risk Factors—Risks Related to Our Business—Regulatory and Government Contracting—U.S. and foreign governments could refuse to buy our Communications Intelligence solutions or could deactivate our security clearances in their countries thereby restricting or eliminating our ability to sell these solutions in those countries and perhaps other countries influenced by such a decision”.
Research and Development
We continue to enhance the features and performance of our existing solutions and to introduce new solutions through extensive research and development activities, including the development of new solutions, the addition of capabilities to existing solutions, quality assurance, and advanced technical support for our customer services organization. In certain instances, we customize our products to meet the particular requirements of our customers. Research and development is performed primarily in the United States, the United Kingdom, and Israel for our Workforce Optimization segment; primarily in the United States, Canada, and Israel for our Video Intelligence segment; and primarily in Israel, with separate and independent research and development activities in Germany, for our Communications Intelligence segment.
We believe that our future success depends on a number of factors, which include our ability to:
•	identify and respond to emerging technological trends in our target markets;

•	develop and maintain competitive solutions that meet our customers’ changing needs;

•	enhance our existing products by adding features and functionality to meet specific customer needs or differentiate our products from those of our competitors; and

•	attract, recruit, and retain highly skilled and experienced employees.
To support these efforts, we make significant investments in research and development every year. In the three and nine months ended October 31, 2010 and the years ended January 31, 2010, 2009, and 2008, we spent approximately $24.1 million, $72.5 million, $83.8 million, $88.3 million, and $87.7 million, respectively, on research and development, net. We allocate our research and development resources in response to market research and customer demand for additional features and solutions. Our development strategy involves rolling out initial releases of our products and adding features over time. We incorporate product feedback received from our customers into our product development process. While the majority of our products are developed internally, in some cases, we also acquire or license technologies, products, and applications from third parties based on timing and cost considerations.
As noted above, a significant portion of our research and development operations is located outside the United States. Historically, we have also derived benefits from participation in certain government-sponsored programs, including those of the OCS and certain research and development programs in Canada, for the support of research and development activities conducted in those countries. The Israeli law under which these OCS grants are made limits our ability to manufacture products, or transfer technologies, developed using these grants outside of Israel without permission from the OCS. See “Risk Factors—Risks Related to Our Capital Structure and Finances— Research and development and tax benefits we receive in Israel may be reduced or eliminated in the future and our receipt of these benefits subjects us to certain restrictions” and “Risk Factors—Risks Related to Our Business—Competition and Markets—Because we have significant foreign operations, we are subject to geopolitical and other risks that could materially adversely affect our business” for a discussion of these and other risks associated with our foreign operations.
Manufacturing and Suppliers
Our manufacturing and assembly operations are performed in our U.S. and Israeli facilities for our Workforce Optimization solutions; in our U.S., Israeli, and Canadian facilities for our Video Intelligence solutions; and in our German and Israeli facilities for our Communications Intelligence solutions. These operations consist of installing our software on externally purchased hardware components, final assembly, and testing, which involves the application of extensive quality control procedures to materials, components, subassemblies, and systems. We also manufacture certain hardware units and perform system integration functions prior to shipping turnkey solutions to our customers. We rely on several unaffiliated subcontractors for the supply of specific proprietary components and assemblies that are incorporated in our products, as well as for certain operations activities that we outsource. Although we have occasionally experienced delays and shortages in the supply of proprietary components in the past, we have, to date, been able to obtain adequate supplies of all components in a timely manner from alternative sources, when necessary. See “Risk Factors—Risks Related to Our Business—Competition and Markets—For certain products and components, we rely on a limited number of suppliers and manufacturers and if these relationships are interrupted, we may not be able to obtain substitute suppliers or manufacturers on favorable terms or at all” for a discussion of risks associated with our manufacturing operations and suppliers.
Employees
As of October 31, 2010, we employed approximately 2,700 people, including part-time employees and certain contractors. Approximately 45%, 39%, 11%, and 5% of our employees are located in or report into the Americas, Israel, Europe, and APAC, respectively. As noted in the previous sentence, these percentages include personnel who are physically located outside of the specified region but who report into that region, which reflects the way management operates the business.
We consider our relationship with our employees to be good and a critical factor in our success. Our employees in the United States are not covered by any collective bargaining agreements. In some cases, our employees outside the United States are automatically subject to certain protections negotiated by organized labor in those countries directly with the government or are automatically entitled to severance or other benefits mandated under local laws. For example, while we are not a party to any collective bargaining or other agreement with any labor organization in Israel, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Manufacturers’ Association of Israel) are applicable to our Israeli employees by virtue of an expansion order of the Israeli Ministry of Industry, Trade and Labor.
Intellectual Property Rights
General
Our success depends to a significant degree on the legal protection of our software and other proprietary technology. We rely on a combination of patent, trade secret, copyright, and trademark laws and confidentiality and non-disclosure agreements with employees and third parties to establish and protect our proprietary rights.

Patents
As of October 31, 2010, we had more than 480 patents and patent applications worldwide. We have accumulated a significant amount of proprietary know-how and expertise in developing analytics solutions for enterprise workforce optimization and security intelligence products. We regularly review new areas of technology related to our businesses to determine whether they are patentable.
Licenses
Our licenses are designed to prohibit unauthorized use, copying, and disclosure of our software technology. When we license our software to customers, we require license agreements containing restrictions and confidentiality terms customary in the industry in order to protect our proprietary rights in the software. These agreements generally warrant that the software and propriety hardware will materially comply with written documentation and assert that we own or have sufficient rights in the software we distribute and have not violated the intellectual property rights of others. We license our products in a format that does not permit users to change the software code.
We license certain software, technology, and related rights for use in the manufacture and marketing of our products and pay royalties to third parties under such licenses and other agreements. We believe that our rights under such licenses and other agreements are sufficient for the manufacture and marketing of our products and, in the case of licenses, extend for periods at least equal to the estimated useful lives of the related technology and know-how.
Trademarks and Service Marks
We use various trademarks and service marks to protect the marks used in our business. We also claim common law protections for other marks we use in our business. Competitors and other companies could adopt similar marks or try to prevent us from using our marks, consequently impeding our ability to build brand identity and possibly leading to customer confusion. See “Risk Factors—Risks Related to Our Business—Intellectual Property—Our intellectual property may not be adequately protected” for a more detailed discussion regarding the risks associated with the protection of our intellectual property.
Competition
We face strong competition in all of our markets, and we expect that competition will persist and intensify. In our Workforce Optimization segment, our competitors are Aspect Software, Inc., Autonomy Corp., Genesys Telecommunications, NICE Systems Ltd (NICE), and many smaller companies, which can vary across regions. In our Video Intelligence segment, our competitors include Dedicated Microcomputer Limited, Genetec Inc., March Networks Corporation, Milestone Systems A/S, NICE, and Pelco, Inc. (a division of Schneider Electric Limited); divisions of larger companies, including Bosch Security Systems, Cisco Systems, Inc., United Technologies Corp., Honeywell International Inc., and many smaller companies, which can vary across regions. In our Communications Intelligence segment, our primary competitors are Aqsacom Inc., ETI, JSI Telecom, NICE, Pen-Link, Ltd., RCS S.R.L., Trovicor, SS8 Networks, Inc., Utimaco (a division of Sophos, Plc), and many smaller companies, which can vary across regions. Some of our competitors have superior brand recognition and greater financial resources than we do, which may enable them to increase their market share at our expense. Furthermore, we expect that competition will increase as other established and emerging companies enter IP markets and as new products, services, and technologies are introduced.
In each of our operating segments, we that believe we compete principally on the basis of:
•	product performance and functionality;

•	product quality and reliability;

•	breadth of product portfolio and interoperability;

•	global presence and high-quality customer service and support;

•	specific industry knowledge, vision, and experience; and

•	price.
We believe that our success depends primarily on our ability to provide technologically advanced and cost-effective solutions and services. We expect that competition will increase as other established and emerging companies enter our market and as new products, services, and technologies are introduced. In recent years, there has also been significant consolidation among our competitors, which has improved the competitive position of several of these companies and enabled new competitors to emerge in all of our markets. See “Risk Factors—Risks Related to Our Business—Competition and Markets— Intense competition in our markets and competitors with greater resources than us may limit our market share, profitability, and growth” for a more detailed discussion of the competitive risks we face.
Export Regulations
We and our subsidiaries are subject to applicable export control regulations in countries from which we export goods and services, including the United States and Israel. These controls may apply by virtue of the country in which the products are located or by virtue of the origin of the content contained in the products. If the controls of a particular country apply, the level of control generally depends on the nature of the goods and services in question. For example, our Communications Intelligence solutions tend to be more highly controlled than our Workforce Optimization solutions. Certain countries, including the United States and Israel, have also imposed controls on products that contain encryption functionality, which covers many of our products. Where controls apply, the export of our products generally requires an export license or authorization (either on a per-product or per-transaction basis) or that the transaction qualify for a license exception or the equivalent, and may also be subject to corresponding reporting requirements.
Properties
The following describes our leased and owned properties as of the date of this prospectus.
Leased Properties
We lease a total of approximately 260,900 square feet of office space in the United States. Our corporate headquarters is located in a leased facility in Melville, New York, and consists of approximately 45,800 square feet under a lease that expires in May 2013. The facility is used primarily by our administrative, sales, marketing, customer support, and services groups. We lease approximately 91,600 square feet at a facility in Roswell, Georgia under a lease that expires in November 2012. The Roswell, Georgia facility is used primarily by the administrative, marketing, product development, support, and sales groups for our Workforce Optimization operations.
We occupy additional leased facilities in the United States, including offices located in Columbia, Maryland and Denver, Colorado which are primarily used for product development, sales, training, and support for our Video Intelligence operations; an office in Chantilly, Virginia used primarily for supporting our Communications Intelligence operations; and offices in Santa Clara, California; Lyndhurst, New Jersey; San Diego, California; and Norwell, Massachusetts which are primarily used for product development, sales, training, and support for our Workforce Optimization operations.
Outside of the United States, we occupy approximately 176,000 square feet at a facility in Herzliya, Israel under a lease that expires in October 2015. The Herzliya, Israel facility is used primarily for manufacturing, storage, development, sales, marketing, and support related to our Communications Intelligence operations. We also occupy approximately 34,500 square feet at a leased facility in Laval, Quebec, which is used primarily for our manufacturing, product development, support, and sales for our Video Intelligence operations. The lease in Laval, Quebec expires in June 2011. We occupy approximately 21,000 square feet at a facility in Leatherhead, the United Kingdom under a lease which expires in March 2014. The Leatherhead facility is used primarily for administrative, marketing, product development, support, and sales groups for our Workforce Optimization and Video Intelligence operations.
Additionally, we occupy leased facilities outside of the United States in Weybridge, the United Kingdom; Sao Paulo, Brazil; Mexico City, Mexico; Hong Kong, China; Tokyo, Japan; Sydney, Australia; Taguig, Philippines; Singapore (through our joint venture); and Gurgaon and Bangalore, India which are used primarily by our administrative, product development, sales, and support functions for our Workforce Optimization, Communications Intelligence, and Video Intelligence operations.
In addition to the leases noted above, we also lease executive office space throughout the world for our local sales, support, and services needs. For additional information regarding our lease obligations, see Note 16, “Commitments and Contingencies” to the audited consolidated financial statements included elsewhere in this prospectus.
Owned Properties
We own approximately 12.3 acres of land, including 40,000 square feet of office space in Durango, Colorado, which we have historically used to support our Video Intelligence operations. We owned an additional 12.7 acres of adjacent land which we sold on October 10, 2006 to a third party. Additionally, on October 10, 2006, we entered into a 10-year lease with the same third party for 6.5 acres of the 12.3 acres we own, all of which was undeveloped and not being used by us. The remaining 5.8 acres, including the office space, are subject to a mortgage under the term loan and credit agreement entered into by us in connection with the acquisition of Witness.
We also own approximately 35,000 square feet of office and storage space for sales, manufacturing, support, and development for our Communications Intelligence operations in Bexbach, Germany.
We believe that our leased and owned facilities are in good operating condition and are adequate for our current requirements, though growth in our business may require us to acquire additional facilities or modify existing facilities. We believe that alternative locations are available in all areas where we currently do business.
Legal Proceedings
Comverse Investigation-Related Matters
As previously disclosed by Comverse, Comverse, certain of its former officers and directors, and one of its current directors were named in the following litigation relating to the matters involved in the Comverse special committee investigation: (a) a consolidated shareholder class action before the U.S. District Court for the Eastern District of New York, In re Comverse Technology, Inc. Securities Litigation, No. 06-CV-1825; (b) a consolidated shareholder derivative action before the U.S. District Court for the Eastern District of New York, In re Comverse Technology, Inc. Derivative Litigation. No. 06-CV-1849; and (c) a consolidated shareholder derivative action before the Supreme Court of the State of New York, In re Comverse Technology, Inc. Derivative Litigation, No. 601272/2006.
Verint was not named as a defendant in any of these suits. Igal Nissim, our former Chief Financial Officer, was named as a defendant in the federal and state shareholder derivative actions in his capacity as the former Chief Financial Officer of Comverse, and Dan Bodner, our Chief Executive Officer, was named as a defendant in the federal and state shareholder derivative actions in his capacity as the Chief Executive Officer of Verint (i.e., as the president of a significant subsidiary of Comverse). Mr. Nissim and Mr. Bodner were not named in the shareholder class action suit.
The consolidated complaints in both the state and federal shareholder derivative actions alleged that the defendants breached certain duties to Comverse and that certain defendants were unjustly enriched (and, in the federal action, violated the federal securities laws) by, among other things: (a) allowing and participating in an alleged scheme to backdate the grant dates of employee stock options to provide improper benefits to the recipients; (b) allowing insiders, including certain of the defendants, to profit by trading in Comverse’s stock while allegedly in possession of material inside information; (c) failing to properly oversee or implement procedures to detect and prevent such improper practices; (d) causing Comverse to issue materially false and misleading proxy statements and to file other allegedly false and misleading documents with the SEC; and (e) exposing Comverse to civil liability. The complaints sought unspecified damages and various forms of equitable relief.
On December 16, 2009 and December 17, 2009, Comverse entered into agreements to settle the consolidated shareholder class action and the consolidated shareholder derivative actions, respectively. The agreement to settle the consolidated shareholder class action was amended on June 19, 2010. Neither we nor Mr. Nissim or Mr. Bodner is responsible for making any payments or relinquishing any equity holdings under the terms of the settlements.
On June 23, 2010, the U.S. District Court for the Eastern District of New York issued orders in the shareholder class action and federal shareholder derivative action granting final approval of the settlement agreements in the respective actions. The Court later amended its order in the federal derivative action on July 1, 2010 to incorporate ministerial changes. The respective orders dismissed both actions with prejudice. The parties to the state shareholder derivative action filed a stipulation of discontinuance in July 2010, and on September 23, 2010, the Supreme Court of the State of New York entered an order discontinuing the state shareholder derivative action with prejudice.
Comverse was also the subject of an SEC investigation and resulting civil action regarding the improper backdating of stock options and other accounting practices, including the improper establishment, maintenance, and release of reserves, the reclassification of certain expenses, and the intentional inaccurate presentation of backlog. On June 18, 2009, Comverse announced that it had reached a settlement with the SEC on these matters without admitting or denying the allegations of the SEC complaint. A final judgment and court order entered into in connection with such settlement required Comverse to become current in its periodic reporting obligations under the federal securities laws by February 8, 2010. No monetary penalties were assessed against Comverse in conjunction with this settlement. Comverse, however, was unable to file the requisite periodic reports by February 8, 2010.
As a result of Comverse’s inability to file certain annual and quarterly reports with the SEC, on March 23, 2010, the SEC issued an Order Instituting Administrative Proceedings pursuant to Section 12(j) of the Exchange Act to suspend or revoke the registration of Comverse’s common stock. On July 22, 2010, the Administrative Law Judge in the Section 12(j) administrative proceeding issued an initial decision to revoke the registration of Comverse’s common stock. The initial decision does not become effective until the SEC issues a final order, which would indicate the date on which sanctions, if any, would take effect. On August 17, 2010, the SEC issued an order granting a petition by Comverse for review of the Administrative Law Judge’s initial decision to revoke the registration of Comverse’s common stock and setting forth a briefing schedule under which the final brief was filed on November 1, 2010. This matter, including a motion by Comverse for oral arguments, is pending before the SEC. After the SEC issues its final order, either party may appeal such order to the federal court of appeals. Although Comverse has been granted review of the initial decision by the SEC, it cannot at this time predict the outcome of such review or any appeal therefrom.
Verint Investigation-Related Matters
On July 20, 2006, we announced that, in connection with the SEC investigation into Comverse’s past stock option grants that was in process at that time, we had received a letter requesting that we voluntarily provide to the SEC certain documents and information related to our own stock option grants and practices. We voluntarily responded to this request. On April 9, 2008, as we previously reported, we received a “Wells Notice” from the staff of the SEC arising from the staff’s investigation of our past stock option grant practices and certain unrelated accounting matters. These accounting matters were also the subject of our internal investigation. On March 3, 2010, the SEC filed a settled enforcement action against us in the United States District Court for the Eastern District of New York relating to certain of our accounting reserve practices. Without admitting or denying the allegations in the SEC’s Complaint, we consented to the issuance of a Final Judgment permanently enjoining us from violating Section 17(a) of the Securities Act, Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Exchange Act, and Rules 13a-1 and 13a-13 thereunder. The settled SEC action did not require us to pay any monetary penalty and sought no relief beyond the entry of a permanent injunction. The SEC’s related press release noted that, in accepting the settlement offer, the SEC considered our remediation and cooperation in the SEC’s investigation. The settlement was approved by the United States District Court for the Eastern District of New York on March 9, 2010.
We previously reported that on March 3, 2010, the SEC issued an Order Instituting Proceedings pursuant to Section 12(j) of the Exchange Act to suspend or revoke the registration of our common stock because of our previous failure to file certain annual and quarterly reports. On May 28, 2010, we entered into an agreement in principle with the SEC’s Division of Enforcement regarding the terms of a settlement of the Section 12(j) proceeding, which agreement was subject to approval by the SEC. On June 18, 2010, we satisfied the requirements of such agreement and subsequently submitted an Offer of Settlement to the SEC. On July 28, 2010, the SEC issued an Order accepting our Offer of Settlement and dismissing the Section 12(j) proceeding.
On March 26, 2009, a motion to approve a class action lawsuit (the Labor Motion), and the class action lawsuit itself (the Labor Class Action) (Labor Case No. 4186/09), were filed against our subsidiary, Verint Systems Limited (VSL), by a former employee of VSL, Orit Deutsch, in the Tel Aviv Labor Court. Ms. Deutsch purports to represent a class of our employees and ex-employees who were granted options to buy shares of Verint and to whom allegedly damages were caused as a result of the blocking of the ability to exercise Verint options by our employees or ex-employees. The Labor Motion and the Labor Class Action both claim that we are responsible for the alleged damages due to our status as employer and that the blocking of Verint options from being exercised constitutes default of the employment agreements between the members of the class and VSL. The Labor Class Action seeks compensatory damages for the entire class in an unspecified amount. On July 9, 2009, we filed a motion for summary dismissal and alternatively for the stay of the Labor Motion. A preliminary session was held on July 12, 2009. Ms. Deutsch filed her response to our response on November 10, 2009. On February 8, 2010, the Tel Aviv Labor Court dismissed the case for lack of material jurisdiction and ruled that it will be transferred to the District Court in Tel Aviv. The case has been scheduled for a preliminary hearing in the District Court in Tel Aviv on October 11, 2011.
Witness Investigation-Related Matters
At the time of our May 25, 2007 acquisition of Witness, Witness was subject to a number of proceedings relating to a stock options backdating internal investigation undertaken and publicly disclosed by Witness prior to the acquisition. The following is a summary of those proceedings and developments since the date of the acquisition.
On August 29, 2006, A. Edward Miller filed a shareholder derivative lawsuit in the U.S. District Court for the Northern District of Georgia, Atlanta Division, naming Witness as a nominal defendant and naming all of Witness’ directors and a number of its officers as defendants (Miller v. Gould, et al., Civil Action No. 1:06-CV-2039 (N.D. Ga.)). The complaint alleged purported violations of federal and state law, and violations of certain anti-fraud provisions of the federal securities laws (including Sections 10(b) and 14(a) of the Exchange Act and Rules 10b-5 and 14a-9 thereunder) in connection with certain stock option grants made by Witness. The complaint sought monetary damages in unspecified amounts, disgorgement of profits, an accounting, rescission of stock option grants, imposition of a constructive trust over the defendants’ stock options and proceeds derived therefrom, punitive damages, reimbursement of attorneys’ fees and other costs and expenses, an order directing Witness to adopt or put to a stockholder vote various proposals relating to corporate governance, and other relief as determined by the court. On March 11, 2009, the Court granted defendants’ motion to dismiss the complaint in its entirety, with prejudice. Plaintiff did not file an appeal and the time to do so under the federal rules has elapsed.
On October 27, 2006, Witness received notice from the SEC of an informal non-public inquiry relating to the stock option grant practices of Witness from February 1, 2000 through the date of the notice. On July 12, 2007, we received a copy of the Formal Order of Investigation from the SEC relating to substantially the same matter as the informal inquiry. We and Witness have fully cooperated, and intend to continue to fully cooperate, if called upon to do so, with the SEC regarding this matter. In addition, the U.S. Attorney’s Office for the Northern District of Georgia was also given access to the documents and information provided by Witness to the SEC. Our last communication with the SEC with respect to the matter was in June 2008.
Verint General Litigation Matters
On October 18, 2005, the Administrative Court of Appeals of Athens entered a final, non-appealable verdict against our wholly owned subsidiary, Verint Systems UK Ltd. (formerly Comverse Infosys UK Limited) (Verint UK), in a dispute between Verint UK and its former customer, the Greek Civil Aviation Authority, which began in June 1999. The Greek Civil Aviation Authority had claimed that the equipment provided to it by Verint UK did not operate properly. The verdict did not contain a calculation of the monetary judgment, however, we estimated the amount at approximately $2.6 million based on an earlier decision in the case, exclusive of any interest which may be assessed on the judgment based on the passage of time. The Greek government must seek enforcement of this judgment in the United Kingdom. To date this judgment has not been enforced and we have made no payments.
From time to time we or our subsidiaries may be involved in other legal proceedings and/or litigation arising in the ordinary course of our business that might impact our financial position, our results of operations, or our cash flows.

MANAGEMENT
Current Executive Officers and Directors
The following lists our current executive officers and directors as of the date of this prospectus. Vacancies on the board of directors that have arisen due to the departures noted below have been filled by the vote of the board of directors, in accordance with our Amended and Restated By-laws and Amended and Restated Certificate of Incorporation. As of the date of this prospectus, four vacancies remain on the board of directors.

Name	Age	Position
Dan Bodner	52	President, Chief Executive Officer, Corporate Officer, and Director

Peter D. Fante	43	Chief Legal Officer, Chief Compliance Officer, and Corporate Officer

Elan Moriah	48	President, Verint Witness Actionable Solutions and Verint Video Intelligence Solutions and Corporate Officer

David Parcell	57	Managing Director, EMEA and Corporate Officer

Douglas E. Robinson	54	Chief Financial Officer and Corporate Officer

Meir Sperling	61	President, Verint Communications Intelligence and Investigative Solutions and Corporate Officer

Paul D. Baker	52	Director

John Bunyan	58	Director

Charles J. Burdick	59	Director

Andre Dahan	61	Chairman of the Board of Directors, Director

Victor A. DeMarines	73	Director

Larry Myers	72	Director

Howard Safir	68	Director

Shefali Shah	39	Director
Background of Current Directors
Dan Bodner serves as our President, Chief Executive Officer, a director, and Corporate Officer. Mr. Bodner has served as our President and/or Chief Executive Officer and as a director since February 1994. From 1991 to 1998, Mr. Bodner also served as President and Chief Executive Officer of Comverse Government Systems Corp., a former affiliate of ours when we were a subsidiary of Comverse. Prior to such positions, from 1987 to 1991, Mr. Bodner held various management positions at Comverse. The board of directors has concluded that Mr. Bodner’s position as our Chief Executive Officer, intimate knowledge of our operations, assets, customers, growth strategies, competitors, and industry make-up, vast expertise in software development, intelligence, and security, and management experience give him the skills and qualifications to serve as a director.
Paul D. Baker has served as one of our directors since May 2002. Mr. Baker also serves as Vice President, Corporate Marketing and Corporate Communications of Comverse, a position he has held since joining Comverse in April 1991. From January 2000 to December 2010, Mr. Baker was also a member of the board of directors of Ulticom, Inc., a former Comverse majority-owned public company acquired by a third party in December 2010. Mr. Baker was nominated by Comverse to serve as a member of our board of directors. The board of directors has concluded that Mr. Baker’s management and business experience within the technology and software industries and experience in serving as a director of another public company qualify him to serve as a director.
John Bunyan has served as one of our directors since March 2008. Mr. Bunyan also serves as Chief Marketing Officer of Comverse, a position he has held since October 2007. Prior to joining Comverse, Mr. Bunyan was President of Intelliventure LLC, a marketing and strategy firm, of which he remains a member, although the company is currently inactive. He also served as Senior Vice President of Mobile Multimedia Services at AT&T Wireless from November 2001 to April 2005 and was responsible for the consumer wireless data business. Before then, Mr. Bunyan served as Senior Vice President of Marketing at Dun & Bradstreet, and prior to that, as Executive Vice President of Marketing at Reuters Americas. Mr. Bunyan is also a member of the board of directors of Starhome, B.V., a Comverse majority-owned subsidiary and a global provider of mobile roaming technology and services as well as one other wholly owned subsidiary of Comverse. From January 2008 to December 2010, Mr. Bunyan was a member of the board of directors of Ulticom, Inc., a former Comverse majority-owned public company acquired by a third party in December 2010. Mr. Bunyan was nominated by Comverse to serve as a member of our board of directors. The board of directors has concluded that Mr. Bunyan’s extensive management and business experience, in particular his expertise in marketing in the technology and software industries, and experience in serving as a director of another public company, qualify him to serve as a director.
Charles Burdick has served as one of our directors since October 2010. Mr. Burdick has been an independent director on Comverse’s board of directors since December 2006 and chairman of its board since March 2008. Mr. Burdick has an extensive background in telecommunications and media, with over 25 years experience in the industry. Until July 2005, he was Chief Executive Officer of HIT Entertainment Plc, a publicly listed provider of pre-school children’s entertainment. From 1996 to 2004, Mr. Burdick worked for Telewest Communications, the second largest cable television company in the United Kingdom, serving as Chief Financial Officer and Chief Executive Officer. In these roles, Mr. Burdick oversaw the financial and operational restructuring of Telewest and was responsible for leading and financing the acquisitions of a number of cable companies. Mr. Burdick has also held a series of financial positions with TimeWarner, US WEST and MediaOne, specializing in corporate finance, mergers and acquisitions, and international treasury. Mr. Burdick currently serves as an independent non-executive director and Chairman of the Compensation Committee of CTC Media, a leading independent media company in Russia and as an independent non-executive director of Transcom WorldWide S.A., a Luxembourg based global provider of outsourced customer and credit management services. Mr. Burdick also served as a director of Bally Total Fitness Holding Corporation, HIT Entertainment plc, QXL plc and Singer and Friedlander (owned by the Kaupthing Group) during the last five years. Mr. Burdick was nominated by Comverse to serve as a member of our board of directors. The board of directors has concluded that Mr. Burdick’s business expertise, leadership skills, and experience in serving as a chief executive officer, chief financial officer, and director of other public companies give him the qualifications and skills to serve as a director.
Andre Dahan has served as one of our directors since July 2007 and as Chairman of the Board of Directors since March 2008. Mr. Dahan has also served as Comverse's President and Chief Executive Officer since April 2007. Since November 2007, Mr. Dahan also serves as President and Chief Executive Officer of Comverse, Inc., a wholly-owned subsidiary of Comverse. From July 2001 to December 2004, Mr. Dahan was President and Chief Executive Officer of Mobile Multimedia Services at AT&T Wireless. From 1997 to 2001, Mr. Dahan served in various positions with Dun & Bradstreet, a global business information and business tools provider, including as Senior Vice President, Electronic Commerce of The Dun & Bradstreet Corporation from 2000 to 2001, as President of eccelerate.com, Inc. (a subsidiary of Dun & Bradstreet) from 1999 to 2001, as President of Dun & Bradstreet, North America and Global Accounts from 1999 to 2000, and as President of Dun & Bradstreet U.S. from 1997 to 1999. Previously, he served as Senior Vice President of World Wide Operations for Sequent Computers from 1996 to 1997, and in various management positions at Teradata Corporation from 1986 to 1995. Mr. Dahan serves as a director of Comverse, Comverse, Inc. (and several of its subsidiaries), and Starhome B.V., a Comverse majority-owned subsidiary and a provider of wireless service mobility solutions. Mr. Dahan also served (i) from June 2007 until December 2010 as the Chairman of the Board of Ulticom, Inc., a provider of network signaling and information delivery solutions which until its acquisition by a third party was a Comverse majority-owned public subsidiary, and (ii) as a member of the board of directors of (a) NeuStar, Inc., a public company that provides clearinghouse services to the communications and Internet industries, from 2006 until 2007 and (b) Palmsource, Inc., a public company that provides advanced software technologies to the mobile and beyond-PC markets from 2005 until 2006. Mr. Dahan was nominated by Comverse to serve as a member of our board of directors. Mr. Dahan was nominated by Comverse to serve as a member of our board of directors. The board of directors has concluded that Mr. Dahan’s business expertise, industry experience, leadership skills, and experience in serving as a director of other public companies qualify him to serve as Chairman of the Board.
Victor A. DeMarines has served as one of our directors since May 2002. In May, 2000, Mr. DeMarines retired from his position as President and Chief Executive Officer of MITRE Corporation, a nonprofit organization, which provides security solutions for the computer systems of the Department of Defense, the Federal Aviation Administration, the Department of Homeland Security, the Internal Revenue Service, and several organizations in the U.S. intelligence community. Mr. DeMarines served in this capacity with MITRE Corporation beginning in 1995, and since retiring serves as a director. Mr. DeMarines currently also serves as a director of NetScout Systems, Inc., a provider of network performance solutions. He serves as a member of the Strategic Command Advisory Group. Mr. DeMarines served as a Presidential Executive with the Department of Transportation and is a Lieutenant of the U.S. Air Force. The board of directors has concluded that Mr. DeMarines’ financial and business expertise, including a diversified background of managing a security-based company and serving as a director of a public technology company, give him the qualifications and skills to serve as a director.

Larry Myers has served as one of our directors since August 2003. Since November 1999, Mr. Myers has been retired from his position of Senior Vice President, Chief Financial Officer, and Treasurer of MITRE Corporation, a nonprofit organization that provides security solutions for the computer systems of the Department of Defense, the Federal Aviation Administration, the Department of Homeland Security, the Internal Revenue Service, and several organizations in the U.S. intelligence community. Mr. Myers served in this capacity with MITRE Corporation beginning in 1991. Prior to that, Mr. Myers served as Controller for Fairchild Industries, Inc. Mr. Myers received his MBA from Ohio State University. The board of directors has concluded that Mr. Myers’ financial and business expertise, including a strong background of managing a software and security-based company and his experience serving as a chief financial officer give him the qualifications and skills to serve as a director.
Howard Safir has served as one of our directors since May 2002. Since July 2010, Mr. Safir has served as Chief Executive Officer of VRI Technologies LLC, a security consulting and law enforcement integrator. From December 2001 until June 2010, Mr. Safir served as the Chairman and Chief Executive Officer of SafirRosetti, a provider of security and investigation services and a wholly owned subsidiary of Global Options Group Inc. Mr. Safir served as the Vice Chairman of Global Options Group Inc. since its May 2005 acquisition of SafirRosetti until June 2010. He served as Chief Executive Officer of Bode Technology, also a wholly owned subsidiary of Global Options Group Inc., from February 2007 to June 2010. Mr. Safir also currently serves as a director of (a) Implant Sciences Corporation, an explosives device detection company and (b) LexisNexis Special Services, Inc., a leading provider of information and technology solutions to government. During his career, Mr. Safir served as the 39th Police Commissioner of the City of New York, as Associate Director for Operations, U.S. Marshals Service, and as Assistant Director of the Drug Enforcement Administration. Mr. Safir was awarded the Ellis Island Medal of Honor among other citations and awards. The board of directors has concluded that Mr. Safir’s experience serving as the Police Commissioner of the City of New York and other U.S. law enforcement agencies is a key asset in terms of providing valuable guidance with respect to our security business. In addition to his law enforcement service, the board of directors has determined that Mr. Safir’s financial and business expertise and networks, including a diversified background of managing and serving as a director of public technology and security-based companies, strengthen the board of directors’ collective qualifications and give him the qualifications and skills to serve as a director.
Shefali Shah has served as one of our directors since September 2007. Since March 2010, Ms. Shah has served as Senior Vice President, General Counsel and Corporate Secretary of Comverse. From March 2009 to March 2010, Ms. Shah served as the Acting General Counsel and Corporate Secretary of Comverse and from June 2006 through March 2009, Ms. Shah served as Associate General Counsel and Assistant Secretary of Comverse. Prior to joining Comverse, Ms. Shah was an attorney in the corporate practice group of Weil, Gotshal & Manges LLP from September 2002 to June 2006. Ms. Shah is also a member of the board of directors of Starhome, B.V., a Comverse majority-owned subsidiary and a global provider of mobile roaming technology and services as well as numerous other wholly owned subsidiaries of Comverse. From July 2007 to December 2010, Ms. Shah also served as a member of the board of directors of Ulticom, Inc., a former Comverse majority-owned public company acquired by a third party in December 2010. Ms. Shah was nominated by

Comverse to serve as a member of our board of directors. The board of directors has concluded that Ms. Shah’s legal expertise, including her experience representing technology companies while in private practice, qualify her to serve as a director.
Background of Current Executive Officers (Not Also a Director)
Peter D. Fante serves as our Chief Legal Officer, Chief Compliance Officer, and Corporate Officer. Mr. Fante was appointed as General Counsel in September 2002 and Chief Compliance Officer in September 2008. Prior to joining us, Mr. Fante was an associate at various global law firms including Shearman & Sterling, Morrison & Foerster LLP, and Cadwalader, Wickersham & Taft LLP.
Elan Moriah serves as President, Verint Witness Actionable Solutions and Verint Video Intelligence Solutions global business lines and Corporate Officer. Mr. Moriah has served in such capacity since 2008, having previously served as our President, Americas from 2004 to 2008 and as President of our Contact Center division from 2000 to 2004. Prior to joining us, Mr. Moriah held various management positions with Motorola Inc., where he served as Business Development Manager for Europe, Middle East, and Africa, Worldwide Network Services Division and as Vice President of Marketing and Sales of a paging subsidiary. Before then, Mr. Moriah worked for Comet Software Inc., as Vice President of Marketing and Sales and as Operations Manager.
David Parcell serves as our Managing Director, EMEA and as Corporate Officer. He has served in such capacity since May 2001. Prior to joining us, Mr. Parcell served as Managing Director, EMEA and Corporate Officer for Aspect Software, Inc. from 1997 to 2001. Before then, Mr. Parcell held the positions of Managing Director of Co-Cam and General Manager at Datapoint Ltd., along with senior sales positions with Unisys and Olivetti.
Douglas E. Robinson has served as our Chief Financial Officer and Corporate Officer since December 2006. Prior to joining us, Mr. Robinson spent 17 years at CA Technologies (formerly CA, Inc. and Computer Associates International, Inc.), one of the world’s largest information technology management software companies, where he held the positions of Senior Vice President, Finance, Americas Division, Corporate Controller, Interim Chief Financial Officer, CFO of CA’s iCan SP subsidiary, and Senior Vice President Investor Relations, among other positions.
Meir Sperling serves as our President, Verint Communications Intelligence and Investigative Solutions and Corporate Officer. Mr. Sperling has served in such capacity since 2000. He also served as President, APAC from

2006 to 2007. Before joining us, Mr. Sperling served as Corporate Vice President of ECI Telecom Ltd. (ECI) as General Manager of its Business Systems Division, and Director of several ECI subsidiaries. Before then, Mr. Sperling held various management positions with Tadiran Telecommunications Communications Ltd. as well as with Tadiran Ltd and TEI, a U.S. subsidiary.
Former Directors
John Spirtos and Stephen Swad, former employees of Comverse, served on our board of directors respectively from November 2008 to June 2009 and June 2009 to October 2010. Lauren Wright, an employee of Comverse, and Kenneth A. Minihan served on our board of directors respectively from September 2007 to January 2011 and May 2002 to January 2011.
The Board of Directors and Board Committees
The Board of Directors; Director Independence; Controlled Company Exemption
The board of directors has determined that Messrs. Burdick, DeMarines, Myers, and Safir are “independent” for purposes of NASDAQ’s governance listing standards (specifically, NASDAQ Listing Rule 5605(a)(2)), and, with respect to Mssrs. Burdick, DeMarines, Myers, and Safir, the requirements of both the SEC and NASDAQ that all members of the audit committee satisfy a special “independence” definition. The full board of directors has determined that Messrs. Burdick, DeMarines, Myers, and Safir not only are “independent” under the objective definitional criteria established by the SEC and NASDAQ, but also qualify as “independent” under the separate, subjective determination required by NASDAQ that, as to each of these directors, no relationships exist which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Both our audit committee and our stock option committee are composed solely of independent directors. The board of directors also has determined that Mr. Myers is an “audit committee financial expert”, as that term is defined by the SEC in Item 407(d) of Regulation S-K. Stockholders should understand that this designation is an SEC disclosure requirement relating to Mr. Myer’s experience and understanding of certain accounting and auditing matters, which the SEC has stated does not impose on the director so designated any additional duty, obligation, or liability than otherwise is imposed generally by virtue of serving on the audit committee and/or the board of directors.
The remaining members of the board of directors do not satisfy these “independence” definitions because they are either executive officers of ours or have been chosen by and/or are affiliated with our controlling stockholder, Comverse, in a non-independent capacity. Because we are eligible to be a “controlled company” (within the meaning of relevant NASDAQ Listing Rule 5615(c)), we are exempt from certain NASDAQ Listing Rules that would otherwise require us to have a majority independent board and fully independent standing nominating and compensation committees. We determined that we are such a “controlled company” because Comverse holds more than 50% of the voting power for the election of our directors. If Comverse’s voting power were to fall below 50%, however, we would cease to be permitted to rely on the controlled company exception and would be required to have a majority independent board and fully independent standing nominating and compensation committees. The board of directors has determined that a board consisting of between seven and thirteen members is appropriate at the current time and has currently set the number at thirteen members, and will evaluate such determination from time to time. As of the date of this prospectus, the board of directors consists of nine directors (with four vacancies) and has four standing committees: the corporate governance and nominating committee, the audit committee, the compensation committee, and the stock option committee.
Board Leadership Structure
The board of directors believes that a person who holds the position of our Chief Executive Officer should also serve as one of our directors. We currently separate the roles of Chief Executive Officer and Chairman of the Board which reflects our belief at this time that our stockholders’ interests are best served by the day-to-day management direction of the Company under Mr. Bodner, as President and Chief Executive Officer, and the leadership and energy brought to the Board of Directors by our Chairman of the Board, Mr. Dahan. Our Chief Executive Officer is most familiar with our business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy, while our Chairman of the Board provides guidance to the Chief Executive Officer, presides over meetings of the full board of directors, and brings a depth of varied business and management experience to our organization.

The Corporate Governance and Nominating Committee
As of the date of this prospectus, our corporate governance and nominating committee consists of Messrs. Burdick (Chair), Dahan, DeMarines, and Safir.
The corporate governance and nominating committee of the board of directors makes recommendations on director nominees to the board of directors and will consider director candidates suggested by stockholders if properly submitted in accordance with the applicable procedures set forth in our by-laws. Pursuant to our Corporate Governance Guidelines contained within our Corporate Governance and Nominating Committee Charter, the corporate governance and nominating committee of the board of directors will seek members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with the highest ethical character and share the values of Verint. The assessment of candidates for the board includes an individual’s independence, as well as consideration of diversity, age, high personal and professional ethical standards, sound business judgment, personal and professional accomplishment, background and skills in the context of the needs of the board of directors. The corporate governance and nominating committee and the board of directors are also heavily influenced in selecting director candidates and nominees by our majority stockholder, Comverse. Comverse has the right to designate all members for nomination to the board of directors, other than those required by applicable law and regulation, including NASDAQ’s governance listing standards and the requirements of the SEC, to be “independent”, and may fill any vacancy resulting from a Comverse designee ceasing to serve as a director. As the sole holder of our preferred stock, Comverse also has the right to designate up to two directors to the board of directors if we fail to redeem the preferred stock when otherwise required to do so upon the happening of certain corporate events. See “Description of Capital Stock” for further discussion of rights associated with our preferred stock. Comverse designees currently serving on our board of directors are Messrs. Baker, Bunyan, Burdick, and Dahan, and Ms. Shah. In connection with the nomination of directors for election at the annual meeting of stockholders, the corporate governance and nominating committee will assess the effectiveness of its selection criteria set forth in our Corporate Governance Guidelines annually. While the composition of the current board of directors reflects a majority of Comverse designees, it also reflects diversity in business and professional experience, skills, age and gender.
The corporate governance and nominating committee’s responsibilities are set forth in its charter and include, among other things (a) responsibility for establishing our corporate governance guidelines, (b) overseeing the board of director’s operations and effectiveness, and (c) identifying, screening, and recommending qualified candidates to serve on the board of directors. This committee was formed on September 11, 2007. Prior to this time, the nominating and corporate governance functions were performed by the full board of directors.
The Audit Committee
As of the date of this prospectus, our audit committee consists of Messrs. Myers (Chair), Burdick, DeMarines, and Safir, all of whom the board of directors has determined meet the relevant NASDAQ independence requirements.
We have a separately designated standing audit committee established as contemplated by Section 10A of the Exchange Act. The board of directors has determined that each member of the audit committee is “independent” and financially literate as required by the additional independence requirements for members of the audit committee pursuant to Rule 10A-3 under the Exchange Act and by NASDAQ Listing Rule 5605(c)(2). The audit committee’s responsibilities are set forth in its charter and include, among other things, (a) assisting the board of directors in its oversight of our compliance with all applicable laws and regulations, which includes oversight of the quality and integrity of our financial reporting, internal controls, and audit functions as well as general risk oversight, and (b) direct and sole responsibility for the appointing, retaining, compensating, and monitoring of the performance of our independent registered public accounting firm.
The Compensation Committee
As of the date of this prospectus, our compensation committee consists of Messrs. Dahan (Chair), DeMarines, and Safir and Ms. Shah.
The compensation committee’s responsibilities are set forth in its charter and include, among other things, (a) approving compensation arrangements for our executive officers and (b) making recommendations to the stock option committee and the board of directors regarding awards under our equity compensation plans.

The Stock Option Committee
As of the date of this prospectus, our stock option committee consists of Messrs. Safir (Chair), DeMarines, and Myers.
The stock option committee is responsible for administering our stock incentive compensation plans and approving all grants of stock options and other forms of equity awards, except that equity grants to non-employee directors are approved by the full board of directors.
Risk Oversight
The board of directors, as a whole, and in particular the audit committee of the board of directors, has an active role in overseeing management of our risks. The board of directors believes an effective risk management system will (1) timely identify the material risks that we face, (2) communicate necessary information with respect to material risks to senior executives and, as appropriate, to the board of directors or relevant committee, (3) implement appropriate and responsive risk management strategies consistent with our risk profile, and (4) integrate risk management into our decision-making. The board of directors and audit committee of the board of directors regularly receive information regarding our credit, liquidity, and operations from senior management. During its review of such information, the board of directors discusses, reviews, and analyzes risks associated with each area, as well as risks associated with new business ventures. The compensation committee of the board of directors discusses, reviews and analyzes risks associated with our executive compensation plans and arrangements. See “Compensation Programs and Risk” under “Executive and Director Compensation” for more information. The audit committee of the board of directors oversees management of financial and compliance risks and potential conflicts of interest, and the entire board of directors is regularly informed through audit committee reports about such risks.

EXECUTIVE AND DIRECTOR COMPENSATION
Non-Employee Director Compensation for the Year Ended January 31, 2010
The following table summarizes the cash and equity compensation earned by each member of the board of directors during the year ended January 31, 2010 for service as a director.

			Fees Earned or	Stock		Option
			Paid in Cash	Awards		Awards	Total
Name			($)(1)	($)(2)		($)(2)	($)

Baker, Paul	(4)		—	—		—	—
Bodner, Dan			—	—		—	—
Bunyan, John	(4)		—	—		—	—
Dahan, Andre	(4)		—	—		—	—
DeMarines, Victor			144,750	16,950	(3)	—	161,700
Minihan, Kenneth			132,750	16,950	(3)	—	149,700
Myers, Larry			196,500	16,950	(3)	—	213,450
Safir, Howard			147,000	16,950	(3)	—	163,950
Shah, Shefali	(4)		—	—		—	—
Spirtos, John	(4	),(5)	—	—		—	—
Swad, Stephen	(4	),(6)	—	—		—	—
Wright, Lauren	(4)		—	—		—	—

(1)	Represents amount earned for board of directors service during the year indicated regardless of the year of payment.

(2)	Reflects the aggregate grant date fair value computed in accordance with applicable accounting standards.

(3)	On March 19, 2009, each of Messrs. DeMarines, Minihan, Myers, and Safir received an award of 5,000 shares of restricted stock in respect of board of directors service for the year ended January 31, 2010, vesting May 16, 2010. These were the only equity awards made to our directors (for service as directors) in the year ended January 31, 2010. The fair value on the date of board of directors approval of each of these awards was $16,950 based on a closing price of our common stock of $3.39 on March 19, 2009.

(4)	Comverse-designated director.

(5)	Resigned from the board of directors June 12, 2009.

(6)	Resigned from the board of directors October 10, 2010.

The following table summarizes the aggregate number of unvested stock options and unvested shares of restricted stock held by each member of our board of directors (granted for service as a director) as of the end of the year ended January 31, 2010.

	Unvested Options	Unvested Stock Awards
Name	(#)	(#)

Baker, Paul	—	—
Bodner, Dan	—	—
Bunyan, John	—	—
Dahan, Andre	—	—
DeMarines, Victor	—	5,000
Minihan, Kenneth	—	5,000
Myers, Larry	—	5,000
Safir, Howard	—	5,000
Shah, Shefali	—	—
Spirtos, John	—	—
Swad, Stephen	—	—
Wright, Lauren	—	—
Non-Independent Directors
Our non-independent directors, including certain Comverse designees and employee directors, do not currently receive any cash compensation for serving on the board of directors or any committee of the board of directors. These directors may receive grants of stock options or restricted stock for their service on the board of directors, in the discretion of the board of directors. None of the Comverse designated directors received an equity grant in the year ended January 31, 2010. Mr. Bodner has not been separately compensated for his service on the board of directors. On September 7, 2010, our board of directors adopted stock ownership guidelines for our executive officers and non-employee directors who are compensated by us for their services. See “— Compensation Discussion and Analysis — Stock Ownership Guidelines”. Our insider trading policy prohibits all personnel (including directors) from short selling in our securities, from short-term trades in our securities (open market purchase and sale within three months), and from trading options in our securities.
All directors (whether or not independent) are eligible to be reimbursed for their out-of-pocket expenses in attending meetings of the board of directors or board of directors committees.
Independent Directors
The board of directors is responsible for establishing independent director compensation arrangements based on recommendations from the compensation committee. These compensation arrangements are designed to provide competitive compensation necessary to attract and retain high quality independent directors. The compensation committee annually reviews the independent director compensation arrangements based on market studies or trends and from time to time engages an independent compensation consultant to prepare a customized peer group analysis. In recent years, the compensation committee and the board of directors have also placed special focus on the work load associated with the completion of our internal investigation, restatement, audits, and outstanding SEC filings in establishing independent director compensation arrangements.
Our independent directors currently receive both an annual cash retainer (paid quarterly) as well as per-meeting fees for attendance of meetings of the board of directors and board of directors committees. Independent directors also receive an annual equity grant. As a result of the increased work load and time commitment associated with serving as a director during our extended filing delay period, during this period, we also introduced an annual fee for an independent director’s service as the board of directors or a committee chair, a special quarterly cash retainer (for the duration of our extended filing delay period which period ended in the quarter ended July 31, 2010), and a per diem fee for work done outside of board of directors and committee meetings.
The following table summarizes the compensation package for our independent directors for the year ended January 31, 2010.
Component of Compensation

Annual retainer (per annum)		$50,000
Board meeting fee		$1,500
Committee meeting fee		$750
Annual equity grant	5,000 shares of restricted stock (vesting annually for 12 months of service)
Special quarterly retainer (per quarter)		$10,000
Chairmanship fee (per annum)	Board		$25,000
	Audit		$20,000
	Compensation		$10,000
	Stock Option		$5,000
	Governance		$7,500
Per diem fee (for work outside meetings)		$2,500
Because the chairmanship of our board of directors, our compensation committee, and our corporate governance and nominating committee are presently held by certain Comverse-designated directors who do not, as noted above, receive any cash compensation for their service on our board of directors, these chairmanship fees are not currently being paid.
On March 19, 2009, the special quarterly retainer for Mr. Myers, chairman of the audit committee, was increased to $20,000 per quarter for the duration of our extended filing delay period (which period ended in the quarter ended July 31, 2010) in recognition of his special role and added responsibilities in overseeing the completion of our restatement and audits.
As part of its ongoing evaluation of non-employee independent director compensation, our board of directors revised the compensation package for our independent directors, which became effective after the Fiscal 2010 Annual Meeting of Stockholders held on January 6, 2011, as follows:
•	An annual equity grant with grant date value of $120,000, subject to one-year vesting;

•	$50,000 annual cash retainer (unchanged);

•	No per-meeting fees; and

•	Annual committee chairmanship fees as set forth below:

Audit	$20,000
Compensation	$10,000
Stock Option	$5,000
Governance	$5,000
Executive Compensation
Compensation Discussion and Analysis
This Compensation Discussion and Analysis describes our executive officer compensation program and addresses how we made compensation decisions for the executive officers named below (the named executive officers) for the year ended January 31, 2010:
•	Dan Bodner, President and Chief Executive Officer and Corporate Officer

•	Douglas Robinson, Chief Financial Officer and Corporate Officer

•	Elan Moriah, President, Verint Witness Actionable Solutions and Verint Video Intelligence Solutions and Corporate Officer

•	Meir Sperling, President, Verint Communications Intelligence and Investigative Solutions and Corporate Officer

•	David Parcell, Managing Director, EMEA and Corporate Officer

•	Peter Fante, Chief Legal Officer, Chief Compliance Officer, and Corporate Officer
We have included certain information in this “Compensation Discussion and Analysis” and this section generally for periods subsequent to January 31, 2010 that we believe may be useful for a more complete understanding of our compensation arrangements. While the focus of this discussion is on our compensation arrangements with our named executive officers (who are also referred to as “executive officers” or just “officers” below), in some cases we also provide information about compensation arrangements with our other executives or our employees generally where we believe it may be useful for providing context for our officer compensation arrangements.
Compensation Philosophy and Process
Philosophy and Objectives of Compensation Program
The primary objectives of our executive officer compensation programs are to:
•	attract and retain highly qualified and effective officers by providing a total compensation package that is competitive in the market in which we compete for talent;

•	incentivize our executive officers to execute on our operational and strategic goals and reward the successful achievement of such goals; and

•	align the interests of our officers with those of our stockholders.
Our executive officer compensation packages have historically been, and continue to be, comprised of a mix of base salary, annual cash bonus, and annual equity or equity-linked grant, plus limited perquisites. We believe this relatively simple mix of compensation elements allows us to successfully achieve the compensation objectives outlined above, however, the compensation committee periodically re-evaluates the company’s compensation philosophy, objectives, and tools. In recent years, due to our extended filing delay period, we have also made use of supplementary incentives in addition to our regular officer compensation packages.
We believe it is important that a significant portion of an officer’s compensation be “at-risk” by being tied to the performance of our business or our stock price. We believe this is addressed through the use of performance-based bonuses and performance-vested equity, wherein payment or vesting is directly dependent on performance, as well as through the use of equity-based compensation generally, such as stock options, restricted stock, or restricted stock units (RSUs), whose value depends on our stock price. We believe that equity-based compensation that is subject to vesting based on continued employment is also an effective tool for retaining our officers, aligning their interests with those of our stockholders, and for building long-term commitment to the company.
Roles and Responsibilities
The compensation committee of the board of directors (the compensation committee) determines the base salaries and bonus structure for our executive officers. The compensation committee also establishes the performance goals that are used to determine how much of an officer’s annual target bonus is ultimately earned and evaluates the company’s and the officer’s performance against these goals in awarding actual bonus payments after the conclusion of the applicable performance period. The compensation committee is also responsible for overseeing our employee compensation programs generally, including our long-term incentive programs and any special compensation initiatives.
The stock option committee of the board of directors (the stock option committee), which is comprised solely of independent directors, is responsible for administering our equity compensation programs, including final approval of all equity grants, based on recommendations on size, scope, and structure from the compensation committee. The stock option committee has approved all equity grants to all personnel since our May 2002 IPO, except that equity grants to non-employee directors are approved by the full board of directors. Based on recommendations from the compensation committee, the stock option committee also establishes the performance goals that are used to determine how much of an officer’s performance-based equity award ultimately vests and evaluates the company’s and the officer’s performance against these goals in determining actual vesting levels after the conclusion of the applicable performance period.

Process Overview and Guidelines
In establishing the compensation package for our executive officers each year, the compensation committee reviews the various components and amounts of compensation being considered for each officer through the use of “tally sheets” or similar compensation summaries. The compensation committee and the stock option committee work closely with each other in determining executive officer compensation. During the year there are also joint committee meetings to discuss executive compensation. The compensation committee is solely responsible for making final decisions on cash compensation for executive officers and the stock option committee is solely responsible for making final decisions on equity compensation for executive officers. Although the stock option committee makes all final decisions on equity compensation, it is influenced by the recommendations of the compensation committee with respect to size, scope, and structure of equity compensation. The compensation committee, from time to time, engages a nationally recognized independent compensation consultant to prepare a peer group compensation “benchmarking” analysis for our officer compensation packages and to assist the compensation committee in structuring and evaluating proposed officer compensation packages or other executive compensation arrangements. The independent compensation consultant does not provide any other services to the company except advising the compensation committee on compensation for our officers, directors, or other personnel. For the year ended January 31, 2010, the compensation committee engaged Pearl Meyer & Partners as its independent compensation consultant. Any advice provided with respect to non-officer or director personnel has been ancillary to officer compensation and has not exceeded $120,000 in fees and/or has been with respect to broad-based plans that do not discriminate in scope, terms, or operation in favor of our officers or directors and are available generally to all employees. The company pays the cost for the consultant’s services. With the compensation committee’s permission or at the compensation committee’s request, selected members of senior management generally work cooperatively with the compensation consultant in preparing proposals for officer compensation packages or other executive compensation arrangements for consideration by the compensation committee. The compensation consultant at all times remains independent of management, however, and forms its own views with respect to the recommendations it makes to the compensation committee. With the exception of his own package, the chief executive officer also provides input to the compensation committee and the stock option committee, as applicable, on each proposed executive officer compensation package. The chief executive officer’s input to the compensation committee and the stock option committee on the executive officer compensation packages is based, among other things, on his views of each officer’s performance, skills and responsibilities, competitive factors, and internal pay equity considerations. Notwithstanding the chief executive officer’s input, the compensation committee, and in the case of equity compensation, the stock option committee, at all times exercise independent judgment on executive compensation and are solely responsible for all final decisions on such matters. The compensation committee also meets in executive session (outside the presence of management) both with and without its independent compensation consultant and other advisors from time to time.
The composition of the peer group used for benchmarking analyses prepared by the compensation consultant is developed following discussions between the compensation committee, the compensation consultant, and members of senior management, and is reevaluated from year to year. The companies to be included in the peer group are selected from a sampling of publicly traded software and technology companies with annual revenues, market capitalizations, and/or enterprise values within a range above and below ours. In general, certain of our closest competitors do not fit within these parameters, either because they are much larger or much smaller than us, are privately held, or are foreign issuers who do not publicly file detailed compensation data.
For compensation for the year ended January 31, 2010, our compensation peer group consisted of:
•	McAfee Inc.,

•	Compuware Corporation,

•	THQ Inc.,

•	Sybase, Inc.,

•	Take-Two Interactive Software, Inc.,

•	Novell, Inc.,

•	FLIR Systems, Inc.,

•	Lawson Software, Inc.,

•	Salesforce.com, Inc.,

•	Quest Software, Inc., and

•	Nuance Communications, Inc.
Elements of compensation are considered by the compensation committee individually and in the aggregate. Based on the benchmarking analysis, the compensation committee initially uses a guideline of targeting cash compensation (salary and target bonus) at the median of our peer group for target performance and of targeting equity compensation at the 75th percentile of our peer group (based on dollar value) for target performance. We believe that targeting cash compensation at the median and equity compensation at the 75th percentile of our peer group ensures that we are well positioned to attract and retain the highest caliber of executive officer talent and properly incentivize our officers consistent with our compensation philosophy and objectives described above. The actual cash and equity target award levels for a given executive officer in a given year are not, however, determined solely based on these guidelines.
In establishing these actual cash and equity target award levels and the mix between cash compensation and equity compensation, the other factors considered by the compensation committee include:
•	the officer’s compensation for the previous year;

•	the officer’s performance in the previous year;

•	our performance in the previous year;

•	our growth from the previous year;

•	our outlook, budget, and cash forecast for the upcoming year;

•	the proposed packages for the other executive officers (internal pay equity);

•	the proposed merit increases, if any, being offered to our employees generally;

•	equity dilution and burn rates;

•	the value of previously awarded equity grants;

•	executive officer recruiting and retention considerations; and

•	compensation trends and competitive factors in the market for talent in which we compete.
We do not target a specific ratio of equity to cash.
Subject to the parameters of our compensation philosophy, the compensation committee believes that it is appropriate for our Chief Executive Officer to be compensated more highly from both a cash and an equity perspective than our other executive officers, and this approach has been supported by our peer group analyses. In establishing the relative compensation of the other executive officers, in addition to the factors above and peer group analyses, the compensation committee is especially mindful of internal pay equity and takes into account differences in the scope of each officer’s responsibilities.
For the reasons discussed below, in recent years, due to our extended filing delay period, we have placed increased emphasis on executive retention, particularly in sizing equity awards and in considering supplementary incentives in addition to our regular executive officer compensation packages. See “— Compensation and Awards During Our Extended Filing Delay Period” below.

Elements of Compensation
Base Salary
Base salaries for our executive officers are generally negotiated by us with the officer upon hiring based on prior compensation history, salary levels of our other executive officers, geographic location, and benchmarking data. Base salaries for our executive officers are subject to adjustment annually by the compensation committee as part of its regular compensation review process based on the benchmarking process and the other factors described above, as well as based on special achievements, promotions, and other facts and circumstances specific to the individual officer. For the year ended January 31, 2010, we did not increase base salaries for our executive officers due to the economic environment.
Annual Bonus
Each of our executive officers is eligible to receive an annual cash bonus. As with base salaries, target bonuses are established annually by the compensation committee as part of its regular compensation review process. In establishing target bonuses, in addition to the factors considered as part of the compensation review process generally, the compensation committee also considers the target bonus set forth in the executive officer’s employment agreement (if applicable), as well as special achievements, promotions, and other facts and circumstances specific to the individual officer.
Although an officer’s employment agreement may provide for a specified target bonus (a target bonus below which an officer may have “good reason” to resign under his employment agreement) and although the compensation committee establishes a bonus target for each officer annually, the actual bonus payment an officer receives is not guaranteed. Actual bonuses are paid based on company and officer performance, generally by reference to pre-defined performance goals established by the compensation committee as part of the regular compensation review process.
Performance goals are based on revenue, a measure of profitability, and a measure of cash generation. For the year ended January 31, 2010, the measure of profitability was operating income and the measure of cash generation was days sales outstanding (DSO). For the year ended January 31, 2010, 10% of the bonus was also tied to the achievement of non-financial management business objectives (MBOs). The MBOs consist of qualitative/subjective performance goals (e.g., leadership achievements, strategic goals, project goals) and are not based on any quantitative performance goals. The MBOs are specific to each officer’s function within the company and are approved by the compensation committee in connection with the establishment of annual bonus plans. The compensation committee uses the same budget prepared by management and approved by our board of directors for operating our business in establishing corresponding quantitative financial goals for executive officer bonuses. This operating budget is prepared annually through a highly detailed, bottom-up process involving dozens of employees around the world from each of our three operating segments and represents a consensus view from the organization on the performance we can drive from our business. In building the budget, we also analyze our transaction pipeline, speak with customers and partners, and consider projected industry growth rates from analysts and other third-party sources. We believe that using the same budget for operating the business and for establishing annual compensation performance goals helps to maximize the alignment between the interests of our executive officers and our stockholders. For executive officers with responsibility for a specific operating unit, unit revenue and unit profitability goals (contribution margin) are also incorporated into the officer’s performance goals. For the year ended January 31, 2010, the compensation committee set the performance goal levels for revenue and profitability above the corresponding budget levels in order to drive performance in excess of budget in a challenging economic environment.
Because our operating budget is an internal tool primarily designed to assist management and the board of directors in understanding and managing the operations of the business, it uses measures of revenue and operating income that are different from their GAAP counterparts. As a result, because the compensation committee establishes the compensation performance goals using this same budget, these performance goals are also different from their GAAP counterparts and may also be calculated differently from the non-GAAP metrics that we may disclose publicly from time to time. For example, our internal budget targets, and therefore our performance goals, may exclude the effect of acquisitions that occur during the year. The following table summarizes the differences between our reported GAAP revenue and GAAP operating income and the corresponding measures used for our operating budget and our compensation performance goals, subject to any additional adjustments the compensation committee may deem appropriate in a particular period:

Budget / Performance
Goal Metric	Differences from Corresponding GAAP Metric
Revenue	GAAP revenue excluding the impact of certain extraordinary business transactions and fair value adjustments relating to future support obligations under acquired contracts which would otherwise have been recognized on a stand-alone basis, as well as adjustments for sales concessions related to accounts receivable balances that existed prior to the date of an acquisition.

Operating income	GAAP operating income, adjusted for revenue as described above, and adjustments related to acquisitions including amortization of acquisition-related intangible assets, integration costs, acquisition-related write-downs, in-process research and development, impairment of goodwill and intangible assets, and special legal costs and settlement income, as well adjustments for stock-based compensation, expenses related to our restatement and extended filing delay, and certain other non-cash or non-recurring charges, including restructuring costs.
The financial performance goals established by the compensation committee generally come in the form of a range, wherein the officer may achieve a percentage of his target bonus (generally 50-75%) at the low end of the performance range (or threshold), 100% of his target bonus towards the middle of the performance range (target performance), and up to 200% of his target bonus at the high end of the performance range. Below threshold, the officer is not entitled to any bonus (for that goal). For performance that falls between points on the range, the bonus payout is calculated on a linear basis between those points. The compensation committee’s objective in establishing a range is to incentivize our officers to overachieve, while at the same time providing for a target performance number that can reasonably be achieved and lesser levels of reward for performance that approaches but does not achieve target performance. As a result, while the compensation committee takes into account the probability of achieving different levels of performance in establishing the threshold, target, and maximum for each performance goal and attempts to set the target at a level the compensation committee believes requires strong performance on the part of the officer, the compensation committee does not specifically attempt to identify a point in the range where it is as likely that the officer will fail to achieve the goal as it is that he will achieve the goal. Similarly, any MBO goals incorporated into an officer’s bonus plan are designed to require strong performance on the part of the officer, but are not intended to be so difficult to achieve that it is more likely than not that the officer will be unable to reach the goal.
For the year ended January 31, 2010, the independent members of the compensation committee established a maximum bonus pool for the executive officers equal to 3% of our budgeted non-GAAP operating income for the year ended January 31, 2010, which pool was then allocated among the executive officers on a percentage basis. The compensation committee also established target bonuses (below the amounts expected to result from the percentage allocations of the pool) and retained discretion to reduce the percentage allocations of the pool to or below these target bonus amounts based on, among other things, the level of achievement of the performance goals adopted by the compensation committee or the occurrence of extraordinary events, provided that any such adjustments (a) are consistent with and subject to the requirements set forth in Section 162(m) of the Internal Revenue Code and (b) do not result in an actual bonus payout that is less than 80% of the amount such executive officer would receive, if any, if bonuses were based solely on the financial performance goals (i.e., excluding for this purpose the MBO goal).
In establishing target bonuses for the executive officers other than Mr. Bodner, the compensation committee elected to set the target bonus for Messrs. Robinson and Moriah at approximately 60% of base salary and the target bonus for Messrs. Sperling, Parcell, and Fante at 40-50% of base salary. These percentages of base salary were based on the bonus target specified by the officer’s employment agreement (if applicable) and the regular compensation review process, including the committee’s review of benchmarking data provided by its independent compensation consultant. Mr. Bodner’s target bonus was also based on benchmarking data provided by the compensation committee’s independent compensation consultant as part of the regular compensation review process, but was not tied directly to his base salary. For the year ended January 31, 2010, we did not increase target bonuses for our executive officers due to the economic environment.
Annual Bonuses for the Year Ended January 31, 2010
The following summarizes the specific approach taken by the compensation committee for establishing annual bonuses for each executive officer the year ended January 31, 2010. Consistent with the terms of the officer bonus plans described above and taking into account the company’s circumstances during the performance period, in setting the bonus payouts for the year ended January 31, 2010, the compensation committee accepted management’s recommendation to reduce the bonus levels for each of Messrs. Bodner, Robinson, Moriah, and Fante from the amounts resulting from the formulaic plan calculation to amounts that management and the compensation committee believed more accurately reflected the performance achieved against the established performance goals. The compensation committee also approved management’s recommendation to authorize management to use the amount of this reduction to augment the bonuses for selected high performing employees below the officer level.

			Target Bonus				Calculated
		Max %	% of			Calculated	Payout Amount	Actual
		Bonus	Bonus		Calculated Achievement Against	Payout	(Prior to	Payout
Name	Description of Bonus Plan	Pool	Pool	$	Performance Goals	Percentage	Adjustments)	Amount(1)
Bodner	Bonus based 40% on company revenue,	41.39%	12.5%	$600,000	Company revenue: 104.2%	136.0%	$897,150	$780,072
	40% on company operating income,				Company operating income: 126.5%	182.8%
	10% on DSO, and 10% on MBOs.				DSO: 111%	140.0%
					MBO: 80%	80.0%
Robinson	Bonus based 40% on company revenue,	14.65%	4.4%	$212,400	Company revenue: 104.2%	136.0%	$317,591	$276,145
	40% on company operating income,				Company operating income: 126.5%	182.8%
	10% on DSO, and 10% on MBOs.				DSO: 111%	140.0%
					MBO: 80%	80.0%
Moriah	Bonus based 40% on company revenue,	14.65%	4.4%	$212,400	Company revenue: 104.2%	136.0%	$321,839	$276,170
	40% on company operating income,				Company operating income: 126.5%	182.8%
	10% on DSO, and 10% on MBOs.				DSO: 111%	140.0%
					MBO: 100%	100.0%
Sperling	Bonus based 20% on company revenue,	10.34%	3.1%	$149,736	Company revenue: 104.2%	136.0%	$217,391	$217,391
	20% on company operating income,				Company operating income: 126.5%	182.8%
	20% on unit revenue, 20% on unit				Unit revenue: 100.7%	102.6%
	contribution margin (relating to the unit				Unit contribution margin: 108.4%	111.8%
	for which Mr. Sperling was responsible),				DSO: 111%	140.0%
	10% on DSO, and 10% on MBOs.				MBO: 100%	100.0%
Parcell	Bonus based 20% on company revenue,	7.76%	2.3%	$112,472	Company revenue: 104.2%	136.0%	$159,280	$159,280
	20% on company operating income,				Company operating income: 126.5%	182.8%
	20% on unit revenue, 20% on unit				Unit revenue: 101.1%	104.5%
	contribution margin (relating to the unit				Unit contribution margin: 85.2%	83.2%
	for which Mr. Parcell was responsible),				DSO: 111%	140.0%
	10% on DSO, and 10% on MBOs.				MBO: 80%	80.0%
Fante	Bonus based 40% on company revenue,	11.21%	3.4%	$162,500	Company revenue: 104.2%	136.0%	$246,228	$211,288
	40% on company operating income,				Company operating income: 126.5%	182.8%
	10% on DSO, and 10% on MBOs.				DSO: 111%	140.0%
					MBO: 100%	100.0%

(1)	As described above, the amounts in this column reflect the amounts determined by the compensation committee after discretionary adjustments. The payout amounts for Messrs. Parcell and Sperling also reflect the impact of applicable exchange rates on the payment dates.

Performance vs. Calculated Payout Matrices
(except as noted below, applies to each officer on a goal by goal basis based on the officer’s individualized bonus plan per the table above)

Percentage of Company Revenue Goal Achieved	Payout Percentage (for goal)
Less than 80%	0%
80%	50%
88%	70%
91%	80%
97%	90%
100%	100%
103%	125%
106%	150%
109% or more	200%

Percentage of Company Operating Income Goal Achieved	Payout Percentage (for goal)
Less than 32%	0%
32%	50%
60%	70%
70%	80%
90%	90%
100%	100%
110%	125%
120%	150%
130% or more	200%

Percentage of DSO Goal Achieved	Payout Percentage (for goal)
Less than 80%	0%
80%	50%
87%	75%
100%	100%
107%	125%
113%	150%
120% or more	200%

Sperling: Percentage of Unit Revenue Goal Achieved	Payout Percentage (for goal)
Less than 77%	0%
77%	50%
83%	70%
90%	80%
97%	90%
100%	100%
107%	125%
112%	150%
117% or more	200%

Performance vs. Calculated Payout Matrices
(except as noted below, applies to each officer on a goal by goal basis based on the officer’s individualized bonus plan per the table above)

Sperling: Percentage of Unit Contribution Margin Goal Achieved	Payout Percentage (for goal)
Less than 38%	0%
38%	50%
55%	70%
73%	80%
91%	90%
100%	100%
118%	125%
132%	150%
145% or more	200%

Parcell: Percentage of Unit Revenue Goal Achieved	Payout Percentage (for goal)
Less than 78%	0%
78%	50%
83%	70%
90%	80%
97%	90%
100%	100%
106%	125%
112%	150%
118% or more	200%

Parcell: Percentage of Unit Contribution Margin Goal Achieved	Payout Percentage (for goal)
Less than 56%	0%
56%	50%
67%	70%
81%	80%
94%	90%
100%	100%
112%	125%
124%	150%
135% or more	200%
Equity Awards
Each of our executive officers is eligible to receive an annual equity award. Equity awards for executive officers are normally made as part of our regular annual equity grant to employees. Annual equity awards are established by the stock option committee based on recommended award levels resulting from the compensation committee’s regular compensation review process. In establishing each officer’s recommended annual equity award, in addition to the factors considered as part of the compensation review process generally, the compensation committee places special focus on internal pay equity among the executive officers.
Where possible, the board of directors (or the compensation committee or stock option committee) endeavors to establish the grant date well in advance of the grant and to schedule vesting dates to occur at a time when we would not normally be in a quarterly trading blackout (to reduce the chances that vesting-related tax events occur during blackout periods). Apart from seeking to grant or schedule vesting dates outside of blackout periods, we do not time our grants by reference to the release of earnings or other material information.
Prior to the year ended January 31, 2006, our preferred form of equity award was stock options. In recent years, we have moved to restricted stock and subsequently to RSUs as the preferred form of award. This move from stock options to restricted stock and RSUs resulted from a desire to decrease equity compensation expense under applicable accounting standards and to improve the retentive effect and perceived value of our equity awards, and was also informed by dilution considerations. The compensation committee periodically reviews the elements of compensation it uses, however, and we may in the future incorporate stock options as a component of our compensation packages for executive officers or others. To the extent that stock options are used, the exercise price of such options is always the closing price of our stock on the date of board of directors or stock option committee approval.
Since the beginning of the year ended January 31, 2008, annual equity awards for our executive officers have been divided evenly between time-vested awards and performance-vested awards. We moved to this 50-50 mix in order to further align officer incentives with company performance and put a greater proportion of our officer’s compensation “at risk”. Our current practice for time-based equity awards for officers is equal vesting over a three-year period. Performance-based equity awards to date have been comprised of three separate vesting periods corresponding to three separate performance periods, each concluding at the end of a fiscal year, though in some cases, the performance period has been less than 12 months in duration. The stock option committee sets the performance goal for each such performance period following the beginning of the performance period. We believe that waiting until the beginning of the applicable performance period to set the performance goal for that period allows greater precision in tailoring the incentive and retentive effect of these awards than would setting the goals for all periods at the time of grant.
The performance goal for each such performance period is revenue. The stock option committee establishes the revenue goal for each performance period based on a recommendation from the compensation committee. In making this recommendation, the compensation committee uses the same budget prepared by management and approved by our board of directors for operating our business. As described above in the discussion of annual bonuses, we believe that using the same budget for operating the business and for establishing annual compensation performance goals helps to maximize the alignment between the interests of our executive officers and our stockholders. As described above with respect to our annual bonus plans, because our revenue performance goals come from our annual operating budget, they are expressed on a non-GAAP basis. See “— Elements of Compensation - Annual Bonus” above for more information.
The revenue performance goal established by the stock option committee generally comes in the form of a range, wherein the officer may earn a portion of the award for the applicable performance period (generally ranging from 50-75%) at the low end of the performance range (or threshold) and 100% of the award at target performance. The stock option committee may also provide for the opportunity to earn in excess of 100% of the target award in the event actual performance exceeds target performance. For the year ended January 31, 2010, the stock option committee provided for such an opportunity for the new awards approved on March 4, 2009 and May 20, 2009. Performance awards granted in prior years did not provide for such an opportunity to overachieve. For performance that falls between points on the range, the amount earned is calculated on a linear basis between those points.
As with the compensation committee’s approach for annual bonuses, the stock option committee’s objective in establishing (after considering the compensation committee’s recommendation with respect to equity-based awards) a range for the performance goal is to incentivize our officers to overachieve (for awards which provide for an overachievement opportunity), while at the same time providing for a target performance number that can reasonably be achieved and lesser levels of reward for performance that approaches but does not achieve target performance. As a result, while the stock option committee takes into account the probability of achieving different levels of performance in establishing the threshold, target, and, if applicable, maximum performance levels of the range and attempts to set the target performance number at a level the stock option committee believes requires strong performance on the part of the officer, the stock option committee does not specifically attempt to identify a point in the range where it is as likely that the officer will fail to achieve the goal as it is that he will achieve the goal.

The following summarizes the performance versus payout matrices established by the stock option committee for the performance period ended January 31, 2010:

Performance vs. Payout Matrix (for awards approved July 2, 2007)
Percentage of Eligible Performance Shares
Percentage of Revenue Goal Achieved	Earned for Period
Less than 82%	0%
82%	50%
100% or more	100%

Performance vs. Payout Matrix (for awards approved May 28, 2008)
Percentage of Eligible Performance Shares
Percentage of Revenue Goal Achieved	Earned for Period
Less than 82%	0%
82%	50%
100% or more	100%

Performance vs. Payout Matrix (for awards approved March 4, 2009 or May 20, 2009)
Percentage of Eligible Performance Shares
Percentage of Revenue Goal Achieved	Earned for Period
Less than 82%	0%
82%	50%
100%	100%
112% or more	200%
The stock option committee determines the amount earned by each officer under his outstanding performance equity awards after year-end following the finalization of results for the applicable performance period.
For the year ended January 31, 2010, the stock option committee determined that 107.4% of the revenue goal had been achieved for the performance period, resulting in the officers earning 100% of the performance shares eligible to be earned in such performance period under the third tranche of the July 2, 2007 awards, 100% of the performance shares eligible to be earned in such performance period under the second tranche of the May 28, 2008 awards, and 161.6% of the performance shares eligible to be earned in such performance period under the first tranche of the March 4, 2009 and May 20, 2009 awards.
Stock Ownership Guidelines
On September 7, 2010, our board of directors adopted stock ownership guidelines for our executive officers and non-employee directors who are compensated by us for their services. The guidelines contain customary terms and conditions and establish the following target ownership levels:
•	equity equal to five times salary for our chief executive officer;

•	equity equal to three times salary for our other executive officers; and

•	equity equal to three times annual cash retainer for non-employee directors.
There is no specified timeframe for reaching the target ownership levels. Officers and directors subject to the guidelines are permitted to count towards the target ownership levels all shares of common stock held by such individual, regardless of source, including both vested and unvested stock awards, as well as the intrinsic value of vested stock options.
Our insider trading policy prohibits all personnel (including officers and directors) from short selling in our securities, from short-term trades in our securities (open market purchase and sale within three months), and from trading options in our securities.
Other Pay Elements
Except as described in the next section with respect to our extended filing delay period, we do not currently make use of other equity or cash based long-term incentive compensation arrangements, defined-benefit plans, or deferred compensation plans. We provide a limited amount of perquisites to our executive officers, which vary from officer to officer and region to region and include:
•	use of a company car or an annual car allowance,

•	fuel reimbursement allowance,

•	an annual allowance for professional legal, tax, or financial advice,

•	certain statutory payments,

•	payments for accrued vacation days (prior to separation from service), and

•	supplemental company-paid life insurance.
Executive officers in the United States also receive the same partial match of their 401(k) contributions as all other U.S. employees. Executive officers in the United Kingdom receive company contributions to a retirement fund on the same basis as other U.K. employees. Executive officers in Israel receive company contributions to a retirement fund, a severance fund, and a continuing education fund, in each case, on the same basis as other Israeli employees. Executive officers receive the same health insurance and company-paid group life and disability insurance offered to all other employees in the country in which the executive officer is employed.
Employment Agreements
As of the date of this prospectus, each of our executive officers other than Mr. Sperling is party to a formal employment agreement with us. Mr. Sperling has a customary offer letter from us and a letter agreement regarding the release of his severance, retirement, and disability insurance funds in the event of a termination event, but does not currently have a formal employment agreement. Mr. Bodner’s employment agreement was signed on February 23, 2010, so he was not party to an agreement with us during the period covered by this section.
The following table summarizes the dates that each formal employment agreement or material amendment was signed:

Name	Date of Employment Agreement or Material Amendment
Bodner	▪ Employment agreement signed on February 23, 2010

Robinson	▪ Employment agreement signed on August 14, 2006

Moriah	▪ Initial employment agreement signed on September 18, 2007
▪ Amended and restated agreement signed on October 29, 2009

Sperling	▪ No formal employment agreement as of the filing date of this report

Parcell	▪ Initial employment agreement signed on April 16, 2001
▪ Supplemental employment agreement signed on June 13, 2008

Fante	▪ Initial employment agreement signed on September 18, 2007
▪ Amended and restated agreement signed on November 10, 2009
Mr. Parcell’s original employment agreement was signed in 2001 in accordance with our local U.K. practice of entering into employment agreements with all U.K. employees. The other officer employment agreements were put in place following the negotiation of our first formal executive employment agreement in connection with the recruiting of Mr. Robinson as our new Chief Financial Officer. This process of entering into formal employment agreements with our executive officers has progressed iteratively and at different rates with each of our officers. We are currently in discussions regarding a formal employment agreement with Mr. Sperling and amended employment agreements with Mr. Robinson and Mr. Parcell. All of the employments agreements and amended agreements entered into with our officers since 2006 have been designed in consultation with the compensation committee’s independent compensation consultant at such time.
The terms and conditions of each of the executive officer employment agreements are discussed in greater detail below under “— Executive Officer Severance Benefits and Change in Control Provisions”, but in general, the employment agreements entered into with Messrs. Robinson, Fante, and Moriah during 2006 and 2007, and the supplemental employment agreement entered into with Mr. Parcell in 2008, provided for 12 months (inclusive of any notice period required by the officer’s existing employment agreement) of severance and certain other continued benefits in the event of an involuntary termination, as well as acceleration of unvested equity in the event of an involuntary termination in connection with a change in control. Mr. Robinson’s agreement provides for acceleration of unvested equity in connection with a change in control whether or not his employment was terminated. The new employment agreements or amended agreements entered into beginning in 2009 as part of the compensation committee review of executive compensation arrangements during 2008 and 2009 described below provide, among other things, for greater amounts of severance in the event of an involuntary termination in connection with a change in control as well as excise tax gross-ups for our U.S.-based executive officers.
Clawback Policy
Each of our executive officers who is party to an employment agreement with us is subject to a clawback provision which allows us to recoup from the officer, or cancel, all or a portion of the officer’s incentive compensation (including bonuses and equity awards) for a particular year if we are required to restate our financial statements for that year due to material noncompliance with any financial reporting requirement under the securities laws as a result of the officer’s misconduct. The clawback applies from and after the year in which the employment agreement was first signed to awards made during the term of the agreement. The amount to be recovered or forfeited is the amount by which the incentive compensation in the year in question exceeded the amount that would have been awarded had the financial statements originally been filed as restated.
Compensation and Awards During Our Extended Filing Delay Period
Introduction
Due to the protracted length of our extended filing delay period, we placed special emphasis on retention in our compensation philosophy during the last several years. As noted above, this has impacted the sizing of executive officer and other key employee equity awards, and has also included the use of special retention awards and bonuses, as well as modification of existing awards to improve their retentive effect, and ensuring that executive compensation packages are at market levels and contain market terms and conditions.
Due to our restatement and lack of audited financial statements during our extended filing delay period, for compensation for the year ended January 31, 2010, performance goals for cash bonuses and for performance-based equity, and corresponding year-end payout and vesting calculations, were based on preliminary, unaudited financial metrics and results. As a result, in addition to the regular discretion retained by the compensation committee in awarding annual bonuses, these performance goals and/or these year-end payouts and vesting calculations have been subject to equitable adjustment by the compensation committee or the stock option committee, as applicable, in connection with their regular annual determination of whether performance goals have been achieved, to take into account changes resulting from our revenue recognition review and other accounting adjustments unrelated to our operations. The compensation and stock option committees reserved the right to make such equitable adjustments to ensure that neither the company nor the officers unfairly benefited or were unfairly penalized by changes to our financial performance metrics resulting solely from changes to our accounting methodology.
Granting of Equity Awards
As a result of our inability to file required SEC reports during our extended filing delay period, we ceased using our Registration Statement on Form S-8 to make equity grants to employees during such period. As a result, on March 27, 2006, we suspended option exercises under our equity incentive plans and terminated purchases under our employee stock purchase plan for all employees, including executive officers. In addition, we did not make any equity awards to employees, including executive officers, during the year ended January 31, 2007. Our board of directors did not believe it was appropriate to make equity grants to executive officers under an exemption from registration at a time when grants could not be made to other employees. In connection with our suspension of option exercises, on March 27, 2006, the stock option committee also adopted a resolution generally extending the exercise period of our stock options for employees, including executive officers, whose employment is terminated during our extended filing delay period until the 30th day following the date the board of directors determines we have become compliant with our SEC filing obligations (subject, however, to the original term of such stock options). We resumed allowing option exercises under our equity incentive plans after the close of the market on June 18, 2010.
On May 24, 2007, we received a no-action letter from the SEC upon which we relied to make a broad-based equity grant to employees under a no-sale theory. The stock option committee approved this grant approximately 30 days later on July 2, 2007. On this same date, the board of directors and the stock option committee also approved an equity grant to our directors, executive officers, and certain other executives who were accredited investors in reliance upon a private placement exemption from the federal securities laws. In addition to a regular annual equity award, the July 2, 2007 equity award to our executive officers also included a special time-vested retention grant (the 2007 retention grants). This special time-vested retention grant corresponded to special cash-based retention bonuses for certain key employees awarded during 2007 which the compensation committee deemed necessary to help retain these key employees during our extended filing delay period (the 2007 retention bonuses). Other than Mr. Parcell, who was not an executive officer in the year ended January 31, 2007 and who received his 2007 retention award part in cash and part in stock, none of our executive officers received a 2007 retention bonus. These 2007 special retention programs were designed in consultation with the compensation committee’s independent compensation consultant.
We continued to rely on our no-action relief to make broad-based equity grants during our extended filing delay period, while simultaneously making annual grants to our executive officers and directors under a private placement exemption. We believe that these continued broad-based equity awards were an important part of our retention initiatives and also helped to incentivize participants and to build long-term commitment and goodwill to the company.
Modification of Equity Awards
Other than awards to our independent directors, all of the equity awards granted in the years ended January 31, 2008 and January 31, 2009 (including the 2007 retention grants awarded to the executive officers) were made subject to special “compliance” vesting conditions which overrode the regular time-vesting or performance-vesting schedule of the awards. These compliance vesting conditions required that we be both current with our SEC filings and that our common stock be re-listed on NASDAQ or another nationally recognized exchange for the awards to vest. The 2008 awards also required that we have received stockholder approval of a new equity compensation plan or have additional share capacity under an existing stockholder-approved equity compensation plan for the 2008 awards to vest. If any of these compliance vesting conditions were not satisfied on the date the awards would otherwise vest, the portion of the award that would otherwise vest would remain unvested until such time as all of the applicable compliance vesting conditions were satisfied, except that awards granted to non-officers in 2008 vested and settled in cash if the compliance vesting conditions were not satisfied on the award’s vesting date. This feature was included in the 2008 awards to non-officer employees as part of our retention initiative in lieu of a 2008 retention bonus program.
Following the payment of the 2007 retention bonuses in mid-2007 and early 2008 to certain key employees (other than executive officers, except, as noted above, for Mr. Parcell) and the cash settlement of the first half of the 2008 equity awards for employees (other than executive officers) in April 2009, the compensation and stock option committees concluded that, in light of these cash payments to other employees, the inability of the executive officers to derive any present value from their outstanding equity awards (as a result of our extended filing delay period at the time), and continued officer retention concerns on the part of senior management at the time, the officers (a) should be permitted to vest into the portions of their outstanding equity awards that would otherwise have vested but for the compliance vesting conditions and (b) to the extent feasible, should not be subject to compliance vesting conditions under future equity awards. The compensation and stock option committees believed that this approach of removing the risk of loss on the “earned” portions of these awards was important in ensuring that the officers were not being treated unfairly vis-à-vis other grantees and was preferable to paying a portion of these awards in cash as we did for other grantees. As a result, the compensation and stock option committees authorized us to enter into amendments with each of the executive officers to remove the compliance vesting conditions from their 2007 and 2008 equity awards, thereby permitting these awards to vest on their original schedule. As of the date of this prospectus, we have finalized all of these amendments except for Mr. Parcell’s which was ultimately not signed due to local tax considerations, however, as of the date of this prospectus, all of the compliance conditions in Mr.

Parcell’s 2007 and 2008 equity awards have been satisfied. In addition, the 2009 annual equity awards to our executive officers approved on March 4, 2009 and May 20, 2009 (unlike the grants made to other employees) did not contain these compliance vesting conditions, however, our most recent officer grant, approved on March 17, 2010, did contain a plan capacity vesting condition due to plan capacity limitations at such time. This plan capacity vesting condition was satisfied in connection with the approval of a new equity incentive plan by our stockholders on October 5, 2010.
Review of Executive Compensation Arrangements
Over the course of the second half of 2008 and throughout 2009, the compensation committee, in consultation with its independent compensation consultant and other advisors, undertook a review of the employment terms of our senior management, including our executive officers, to ensure that these arrangements were at market levels and contained market terms and conditions. This review was motivated both by a desire to continue to improve executive retention during our extended filing delay period as well as by a desire to remain competitive from a compensation perspective generally. As a result of this process, we have entered into, or are currently in discussions regarding, new or amended employment agreements with each of our executive officers to provide, among other things, for enhanced severance benefits in the event of a termination in connection with a corporate transaction. A more detailed discussion of these updated arrangements is provided under “— Executive Officer Severance Benefits and Change in Control Provisions” below. In addition to the goals of enhancing executive officer retention and bringing the terms of our executive employment arrangements up to market generally, the compensation committee also believed that it was in our best interest to provide appropriate change in control protections to our executive officers so they would not be distracted by personal considerations in the event of a business combination transaction that may be beneficial to our stockholders but may result in the loss of the officer’s position.
2009 Retention Awards
In 2009, we entered into retention award letter agreements with each of our executive officers other than Mr. Bodner which provide for the payment of cash bonuses over a two-year period ending in April 2011 (the 2009 retention bonuses). At Mr. Bodner’s request, the compensation committee did not approve a 2009 retention bonus for him. As with the 2007 retention programs, the 2009 retention bonus program was designed in consultation with the compensation committee’s independent compensation consultant.
Tax Implications
To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the compensation committee has not adopted a policy that all compensation must be deductible under Section 162(m) of the Internal Revenue Code, however, we attempt to satisfy the requirements for deductibility under Section 162(m) wherever possible.
Compensation Programs and Risk
In connection with the preparation of our Annual Report on Form 10-K for the year ended January 31, 2010, we reviewed our compensation policies and practices. In light of this review, we believe that our compensation policies and practices are comparable to those used by similarly situated companies in our industry and the companies with which we compete for talent and are reasonably calculated to incentivize performance without encouraging unreasonable risk taking. Subject to regional differences, we attempt to structure our compensation policies and practices that are based on performance goals uniformly across the company, using quarterly or annual targets that are based on company performance or unit performance and/or sales commissions. Our commission plans contain provisions allowing us to reduce, withhold, or offset commissions for transactions that do not meet specified minimum requirements, even after the commission has been paid. We have also adopted quarter-end guidelines to help ensure that sales transactions are handled in a consistent and ethical manner at the end of each reporting period. In addition, as noted in the “Compensation Discussion and Analysis” above, our officer bonus and performance equity programs are subject to annual maximum payouts and our officer and other executive employment agreements contain clawback provisions.

Executive Compensation Tables
Summary Compensation Table
The following table lists the annual compensation of our named executive officers for the three years ended January 31, 2010.

	Year
	Ended							Non-Equity
	January					Stock	Option	Incentive Plan		All Other
Name and Principal Position	31,	Salary		Bonus		Awards	Awards	Compensation		Compensation		Total

		($)		($)(1)		($)(2)	($)(2)	($)(3)		($)(4)		($)

Dan Bodner — President and Chief Executive	2010	600,000		—		601,620	—	780,072		41,818		2,023,510
Officer and Corporate Officer	2009	600,000		—		1,509,436	—	584,230		41,090		2,734,756
	2008	506,800		—		3,273,398	—	506,616		36,412		4,323,226

Douglas Robinson - Chief Financial Officer	2010	354,000		—		218,942	—	276,145		14,000		863,087
and Corporate Officer	2009	354,000		—		754,531	—	206,818		24,000		1,339,349
	2008	340,000		—		1,959,597	—	238,298		24,000		2,561,895

Elan Moriah - President, Verint Witness	2010	354,000		—		217,129	—	276,170		12,687		859,986
Actionable Solutions and Verint Video	2009	354,000		—		742,832	—	206,818		14,644		1,318,294
Intelligence Solutions and Corporate Officer	2008	340,000		—		1,285,086	—	213,650		11,969		1,850,705

Meir Sperling - President, Verint	2010	317,528	(5)	—		460,590	—	217,391	(5)	82,360		1,077,869
Communications Intelligence and	2009	345,899		—		669,475	—	205,040		97,030		1,317,444
Investigative Solutions and Corporate Officer	2008	277,601		—		1,254,316	—	245,586		93,388		1,870,891

David Parcell — Managing Director, EMEA	2010	306,520	(6)	—		191,254	—	159,280	(6)	57,058		714,112
and Corporate Officer	2009	348,695		102,823	(7)	648,974	—	81,148		51,620		1,233,260
	2008	376,470		67,413		560,116	—	146,356		52,188		1,202,543

Peter Fante — Chief Legal Officer, Chief	2010	325,000		—		188,194	—	211,288		18,250		742,732
Compliance Officer and Corporate Officer	2009	325,000		—		629,219	—	158,229		14,000		1,126,448
	2008	292,500		25,590		989,631	—	139,410		48,672	(8)	1,495,803

(1)	Includes annual bonuses paid based on general performance reviews by the compensation committee not tied to pre-defined performance goals or other special bonuses.

(2)	Reflects the aggregate grant date fair value of stock or option awards, as applicable, approved for the executive officer in the applicable fiscal year computed in accordance with applicable accounting standards. For performance-based awards, the value shown in the table is based on the achievement of the target level (or probable level) of performance. See the table below entitled “Maximum Grant Date Value of Performance Awards” for the aggregate grant date fair value of these performance awards assuming the highest level of performance had been achieved. The grant date fair value of our annual equity awards has fluctuated significantly from year to year based on significant volatility in our stock price during our extended filing delay period, particularly with respect to the awards made in the year ended January 31, 2010. As noted in the Compensation Discussion and Analysis, in the year ended January 31, 2008, in addition to a regular annual equity grant, each officer also received a retention equity award. Mr. Robinson also received a one-time welcome grant in that year.

(3)	Amount represents performance-based annual cash bonuses tied to pre-defined performance goals.

(4)	See the table below for additional information on “All Other Compensation” amounts for the year ended January 31, 2010. “All Other Compensation” does not include premiums for group life, health, or disability insurance that is available generally to all salaried employees in the country in which the executive officer is employed and do not discriminate in scope, terms, or operation in favor of our executive officers or directors.

(5)	Mr. Sperling received a salary of NIS 1,238,892 per annum ($317,528 based on the average exchange rate from February 1, 2009 through January 31, 2010 of NIS 1=$0.2563) and a performance-based bonus of NIS 808,447 ($217,391 based on the May 2, 2010 exchange rate of NIS 1=$0.2689).

(6)	Mr. Parcell received a salary of £194,000 per annum ($306,520 based on the average exchange rate from February 1, 2009 through January 31, 2010 of £1= $1.5800), a performance-based bonus of £98,650 ($159,280) paid in installments based on the average exchange rate from May 31, 2009 through March 31, 2010 of £1= $1.6146).

(7)	For the year ended January 31, 2009, Mr. Parcell received a discretionary bonus of $30,000 and £36,850 ($72,823 based on the May 31, 2008 exchange rate of £1=$1.9762) representing the second half of his 2007 cash retention bonus, which was earned and paid in 2008.

(8)	Includes a one-time relocation allowance of $30,000 for Mr. Fante.
Maximum Grant Date Value of Performance Awards
The following table sets forth the aggregate grant date fair value of the performance awards made to our executive officers during the years ended January 31, 2010, 2009, and 2008 assuming the highest level of performance had been achieved. Fair value is calculated based on the closing price of our common stock on the accounting grant date, which is not always the same as the date the stock option committee approved the grant, and award tranches are also grouped by accounting grant date. The accounting grant date is generally the date on which the performance goal for the applicable award tranche has been both established and communicated.

				Fair Value on Date
	Date of Committee	Accounting	Maximum	of Committee
Name	Approval of Grant	Grant Date	Possible Shares	Approval

Dan Bodner	3/4/2009 (1st tranche)	3/18/2009	62,500	$212,500
	5/28/2008 (2nd tranche)	3/18/2009	12,500	$42,500
	7/2/2007 (3rd tranche)	3/18/2009	18,767	$63,808

		Total YE 1/31/2010	93,767	$318,808

	5/28/2008 (1st tranche)	5/28/2008	12,500	$274,375
	7/2/2007 (2nd tranche)	5/28/2008	18,767	$411,936

		Total YE 1/31/2009	31,267	$686,311

	7/2/2007 (1st tranche)	1/31/2008	18,766	$347,171

		Total YE 1/31/2008	18,766	$347,171

Douglas Robinson	3/4/2009 (1st tranche)	3/18/2009	22,556	$76,691
	5/28/2008 (2nd tranche)	3/18/2009	7,518	$25,561
	7/2/2007 (3rd tranche)	3/18/2009	4,300	$14,620

		Total YE 1/31/2010	34,374	$116,872

	5/28/2008 (1st tranche)	5/28/2008	7,518	$165,020
	7/2/2007 (2nd tranche)	5/28/2008	4,300	$94,385

		Total YE 1/31/2009	11,818	$259,405

	7/2/2007 (1st tranche)	1/31/2008	4,300	$79,550

		Total YE 1/31/2008	4,300	$79,550

				Fair Value on Date
	Date of Committee	Accounting	Maximum	of Committee
Name	Approval of Grant	Grant Date	Possible Shares	Approval

Elan Moriah	3/4/2009 (1st tranche)	3/18/2009	22,556	$76,690
	5/28/2008 (2nd tranche)	3/18/2009	7,518	$25,561
	7/2/2007 (3rd tranche)	3/18/2009	3,767	$12,808

		Total YE 1/31/2010	33,841	$115,059

	5/28/2008 (1st tranche)	5/28/2008	7,518	$165,020
	7/2/2007 (2nd tranche)	5/28/2008	3,767	$82,686

		Total YE 1/31/2009	11,285	$247,706

	7/2/2007 (1st tranche)	1/31/2008	3,766	$69,671

		Total YE 1/31/2008	3,766	$69,671

Meir Sperling	5/20/2009 (1st tranche)	6/20/2009	20,050	$212,530
	5/28/2008 (2nd tranche)	3/18/2009	6,683	$22,722
	7/2/2007 (3rd tranche)	3/18/2009	3,767	$12,808

		Total YE 1/31/2010	30,500	$248,060

	5/28/2008 (1st tranche)	5/28/2008	6,683	$146,692
	7/2/2007 (2nd tranche)	5/28/2008	3,767	$82,686

		Total YE 1/31/2009	10,450	$229,378

	7/2/2007 (1st tranche)	1/31/2008	3,766	$69,671

		Total YE 1/31/2008	3,766	$69,671

David Parcell	3/4/2009 (1st tranche)	3/18/2009	20,050	$68,170
	5/28/2008 (2nd tranche)	3/18/2009	6,683	$22,722
	7/2/2007 (3rd tranche)	3/18/2009	2,834	$9,636

		Total YE 1/31/2010	29,567	$100,528

	5/28/2008 (1st tranche)	5/28/2008	6,683	$146,692
	7/2/2007 (2nd tranche)	5/28/2008	2,833	$62,184

		Total YE 1/31/2009	9,516	$208,876

	7/2/2007 (1st tranche)	1/31/2008	2,833	$52,411

		Total YE 1/31/2008	2,833	$52,411

				Fair Value on Date
	Date of Committee	Accounting	Maximum	of Committee
Name	Approval of Grant	Grant Date	Possible Shares	Approval

Peter Fante	3/4/2009 (1st tranche)	3/18/2009	20,050	$68,170
	5/28/2008 (2nd tranche)	3/18/2009	6,683	$22,722
	7/2/2007 (3rd tranche)	3/18/2009	1,934	$6,576

		Total YE 1/31/2010	28,667	$97,468

	5/28/2008 (1st tranche)	5/28/2008	6,683	$146,692
	7/2/2007 (2nd tranche)	5/28/2008	1,933	$42,429

		Total YE 1/31/2009	8,616	$189,121

	7/2/2007 (1st tranche)	1/31/2008	1,933	$35,761

		Total YE 1/31/2008	1,933	$35,761
All Other Compensation Table (1)

				Car Allowance
				or Cost of
	Employer	Severance		Company Car	Professional	Accrued	Statutory	Supplemental
	Retirement	Fund	Study Fund	Plus Fuel	Advice	Vacation	Recreation	Life
Name	Contribution	Contribution	Contribution	Allowance	Allowance	Payout	Payment	Insurance	Total
	($)	($)	($)	($)	($)	($)	($)	($)	($)

Dan Bodner	2,000	—	—	14,828	20,000	—	—	4,990	41,818

Douglas Robinson	2,000	—	—	12,000	—	—	—	—	14,000

Elan Moriah	2,000	—	—	10,687	—	—	—	—	12,687

Meir Sperling (2)	17,623	26,810	23,815	13,502	—	—	610	—	82,360

David Parcell (3)	20,098	—	—	21,778	8,023	7,159	—	—	57,058

Peter Fante	2,000	—	—	12,000	4,250	—	—	—	18,250

(1)	This supplemental table is provided as additional information for our stockholders and is not intended as a substitute for the information presented in the “Summary Compensation Table”.

(2)	For the year ended January 31, 2010, Mr. Sperling received a company contribution to his retirement fund of NIS 68,759 ($17,623), to his severance fund of NIS 104,603 ($26,810), to his study fund of NIS 92,917 ($23,815), use of a company car plus a fuel reimbursement allowance which cost us NIS 52,679 ($13,502) for the period, and a statutory recreation payment of NIS 2,380 ($610), in each case, based on the average exchange rate from February 1, 2009 through January 31, 2010 of NIS 1=$0.2563.

(3)	For the year ended January 31, 2010, Mr. Parcell received a company contribution to his retirement fund of £12,720 ($20,098), use of a company car plus a fuel reimbursement allowance which cost us £13,783 ($21,778) for the period, reimbursement of professional advice allowance of £5,078 ($8,023), and payout of accrued vacation of £4,477 ($7,159), in each case, based on the average exchange rate from February 1, 2009 through January 31, 2010 of £1= $1.5800.

Grants of Plan-Based Awards for the Year Ended January 31, 2010
The following table sets forth information concerning equity grants to our named executive officers during the year ended January 31, 2010. For the sake of clarity, the table also contains information about awards made in other years to the extent that the performance goal for any tranche of such awards was set in the year ended January 31, 2010.

											All Other Stock	Accounting
		Date of									Awards:	Grant Date
		Committee			Estimated Possible Payouts			Estimated Future Payouts			Number of	Fair Value of
		Approval	Accounting		Under Non-Equity Incentive			Under Equity Incentive Plan			Shares of Stock	Stock and
Name	Type of Award	of Grant	Grant Date		Plan Awards			Awards			or Units	Option Awards
					Threshold	Target	Max	Threshold	Target	Max
					($)(1)	($)	($)	(#)(10)	(#)	(#)	(#)	(2)
Dan	RSU (Time-
Bodner	vested grant)(3)	3/4/2009	3/4/2009		—	—	—	—	—	—	93,750	$389,063
	RSU	3/4/2009	3/18/2009	(9)				15,625	31,250	62,500		$106,250
	(Performance-	3/4/2009	3/17/2010	(9)				18,750	31,250	62,500		$768,125
	vested	3/4/2009	n/a	(9)				n/a	31,250	62,500		n/a
	grant)(4)(5)(6)	5/28/2008	5/28/2008	(9)	—	—	—	12,500	12,500	12,500	—	$274,375
		5/28/2008	3/18/2009	(9)	—	—	—	6,250	12,500	12,500	—	$42,500
		5/28/2008	3/17/2010	(9)	—	—	—	7,500	12,500	12,500	—	$307,250
		7/2/2007	1/31/2008	(9)	—	—	—	14,075	18,766	18,766	—	$347,171
		7/2/2007	5/28/2008	(9)	—	—	—	14,075	18,767	18,767	—	$411,936
		7/2/2007	3/18/2009	(9)	—	—	—	9,384	18,767	18,767	—	$63,808
	Annual Bonus
	for YE 1/31/10	n/a	n/a		270,000	600,000	1,140,000	—	—	—	—	—

Douglas	RSU (Time-
Robinson	vested grant)(3)	3/4/2009	3/4/2009		—	—	—	—	—	—	33,835	$140,415
	RSU	3/4/2009	3/18/2009	(9)				5,639	11,278	22,556		$38,345
	(Performance-	3/4/2009	3/17/2010	(9)				6,767	11,278	22,556		$277,213
	vested	3/4/2009	n/a	(9)				n/a	11,279	22,558		n/a
	grant)(4)(5)(6)	5/28/2008	5/28/2008	(9)	—	—	—	7,518	7,518	7,518	—	$165,020
		5/28/2008	3/18/2009	(9)	—	—	—	3,759	7,518	7,518	—	$25,561
		5/28/2008	3/17/2010	(9)	—	—	—	4,512	7,520	7,520	—	$184,842
		7/2/2007	1/31/2008	(9)	—	—	—	3,225	4,300	4,300	—	$79,550
		7/2/2007	5/28/2008	(9)	—	—	—	3,225	4,300	4,300	—	$94,385
		7/2/2007	3/18/2009	(9)	—	—	—	2,150	4,300	4,300	—	$14,620
	Annual Bonus
	for YE 1/31/10	n/a	n/a		95,580	212,400	403,560	—	—	—	—	—

Elan	RSU (Time-
Moriah	vested grant)(3)	3/4/2009	3/4/2009		—	—	—	—	—	—	33,835	$140,415
	RSU	3/4/2009	3/18/2009	(9)				5,639	11,278	22,556		$38,345
	(Performance-	3/4/2009	3/17/2010	(9)				6,767	11,278	22,556		$277,213
	vested	3/4/2009	n/a	(9)				n/a	11,279	22,558		n/a
	grant)(4)(5)(6)	5/28/2008	5/28/2008	(9)	—	—	—	7,518	7,518	7,518	—	$165,020
		5/28/2008	3/18/2009	(9)	—	—	—	3,759	7,518	7,518	—	$25,561
		5/28/2008	3/17/2010	(9)	—	—	—	4,512	7,520	7,520	—	$184,842
		7/2/2007	1/31/2008	(9)	—	—	—	2,825	3,766	3,766	—	$69,671
		7/2/2007	5/28/2008	(9)	—	—	—	2,825	3,767	3,767	—	$82,686
		7/2/2007	3/18/2009	(9)	—	—	—	1,884	3,767	3,767	—	$12,808
	Annual Bonus
	for YE 1/31/10	n/a	n/a		95,580	212,400	403,560	—	—	—	—	—

											All Other Stock	Accounting
		Date of									Awards:	Grant Date
		Committee			Estimated Possible Payouts			Estimated Future Payouts			Number of	Fair Value of
		Approval	Accounting		Under Non-Equity Incentive			Under Equity Incentive Plan			Shares of Stock	Stock and
Name	Type of Award	of Grant	Grant Date		Plan Awards			Awards			or Units	Option Awards
					Threshold	Target	Max	Threshold	Target	Max
					($)(1)	($)	($)	(#)(10)	(#)	(#)	(#)	(2)
Meir	RSU (Time-
Sperling	vested grant)(3)	5/20/2009	6/20/2009		—	—	—	—	—	—	30,075	$318,795
	RSU	5/20/2009	6/20/2009	(9)				5,013	10,025	20,050		$106,265
	(Performance-	5/20/2009	3/17/2010	(9)				6,015	10,025	20,050		$246,415
	vested	5/20/2009	n/a	(9)				n/a	10,025	20,050		n/a
	grant)(4)(5)(6)	5/28/2008	5/28/2008	(9)	—	—	—	6,683	6,683	6,683	—	$146,692
		5/28/2008	3/18/2009	(9)	—	—	—	3,342	6,683	6,683	—	$22,722
		5/28/2008	3/17/2010	(9)	—	—	—	4,010	6,684	6,684	—	$164,293
		7/2/2007	1/31/2008	(9)	—	—	—	2,825	3,766	3,766	—	$69,671
		7/2/2007	5/28/2008	(9)	—	—	—	2,825	3,767	3,767	—	$82,686
		7/2/2007	3/18/2009	(9)	—	—	—	1,884	3,767	3,767	—	$12,808
	Annual Bonus
	for YE	n/a	n/a		67,381	149,736	284,499	—	—	—	—	—

David	RSU (Time-
Parcell	vested grant)(3)	3/4/2009	3/4/2009		—	—	—	—	—	—	30,075	$124,811
	RSU	3/4/2009	3/18/2009	(9)				5,013	10,025	20,050		$34,085
	(Performance-	3/4/2009	3/17/2010	(9)				6,015	10,025	20,050		$246,415
	vested	3/4/2009	n/a	(9)				n/a	10,025	20,050		n/a
	grant)(4)(5)(6)	5/28/2008	5/28/2008	(9)	—	—	—	6,683	6,683	6,683	—	$146,692
		5/28/2008	3/18/2009	(9)	—	—	—	3,342	6,683	6,683	—	$22,722
		5/28/2008	3/17/2010	(9)	—	—	—	4,010	6,684	6,684	—	$164,293
		7/2/2007	1/31/2008	(9)	—	—	—	2,125	2,833	2,833	—	$52,411
		7/2/2007	5/28/2008	(9)	—	—	—	2,125	2,833	2,833	—	$62,184
		7/2/2007	3/18/2009	(9)	—	—	—	1,417	2,834	2,834	—	$9,636
	Annual Bonus
	for YE	n/a	n/a		50,612	112,472	213,697	—	—	—	—	—

Peter	RSU (Time-
Fante	vested grant)(3)	3/4/2009	3/4/2009		—	—	—	—	—	—	30,075	$124,811
	RSU	3/4/2009	3/18/2009	(9)				5,013	10,025	20,050		$34,085
	(Performance-	3/4/2009	3/17/2010	(9)				6,015	10,025	20,050		$246,415
	vested	3/4/2009	n/a	(9)				n/a	10,025	20,050		n/a
	grant)(4)(5)(6)	5/28/2008	5/28/2008	(9)	—	—	—	6,683	6,683	6,683	—	$146,692
		5/28/2008	3/18/2009	(9)	—	—	—	3,342	6,683	6,683	—	$22,722
		5/28/2008	3/17/2010	(9)	—	—	—	4,010	6,684	6,684	—	$164,293
		7/2/2007	1/31/2008	(9)	—	—	—	1,450	1,933	1,933	—	$35,761
		7/2/2007	5/28/2008	(9)	—	—	—	1,450	1,933	1,933	—	$42,429
		7/2/2007	3/18/2009	(9)	—	—	—	967	1,934	1,934	—	$6,576
	Annual Bonus
	for YE 1/31/10	n/a	n/a		73,125	162,500	308,750	—	—	—	—	—

(1)	The threshold column corresponds to the minimum bonus payable to the executive officer assuming that minimum performance goals are achieved. If minimum performance goals are not achieved, the bonus payable to the executive officer would be zero.

(2)	The accounting grant date fair value of equity awards is based on the target number of shares and calculated using the closing price of our common stock on the accounting grant date, which is not always the same as the date the stock option committee approved the grant. The accounting grant date is generally the date on which the performance goal for the applicable award tranche has been both established and communicated. For further discussion of our accounting for equity compensation, see Note 14, “Employee Benefit Plans” to the audited consolidated financial statements included elsewhere in this prospectus.

The following table summarizes the fair value of the July 2, 2007, May 28, 2008, March 4, 2009, and May 20, 2009 performance-vested awards based on the target number of shares and calculated using the closing price of our common stock on, as applicable, July 2, 2007 ($30.77), May 28, 2008 ($21.95), March 4, 2009 ($4.15), and May 20, 2009 ($7.80), the dates the stock option committee approved the grants.

				Fair Value on Date
	Date of Committee	Accounting	Target	of Committee
Name	Approval of Grant	Grant Date	Shares	Approval

Dan Bodner	3/4/2009 (1st tranche)	3/18/2009	31,250	$106,250
	5/28/2008 (2nd tranche)	3/18/2009	12,500	$42,500
	7/2/2007 (3rd tranche)	3/18/2009	18,767	$63,808

		Total YE 1/31/2010	62,517	$212,558

	5/28/2008 (1st tranche)	5/28/2008	12,500	$274,375
	7/2/2007 (2nd tranche)	5/28/2008	18,767	$411,936

		Total YE 1/31/2009	31,267	$686,311

	7/2/2007 (1st tranche)	1/31/2008	18,766	$347,171

		Total YE 1/31/2008	18,766	$347,171

Douglas Robinson	3/4/2009 (1st tranche)	3/18/2009	11,278	$38,345
	5/28/2008 (2nd tranche)	3/18/2009	7,518	$25,561
	7/2/2007 (3rd tranche)	3/18/2009	4,300	$14,620

		Total YE 1/31/2010	23,096	$78,526

	5/28/2008 (1st tranche)	5/28/2008	7,518	$165,020
	7/2/2007 (2nd tranche)	5/28/2008	4,300	$94,385

		Total YE 1/31/2009	11,818	$259,405

	7/2/2007 (1st tranche)	1/31/2008	4,300	$79,550

		Total YE 1/31/2008	4,300	$79,550

Elan Moriah	3/4/2009 (1st tranche)	3/18/2009	11,278	$38,345
	5/28/2008 (2nd tranche)	3/18/2009	7,518	$25,561
	7/2/2007 (3rd tranche)	3/18/2009	3,767	$12,808

		Total YE 1/31/2010	22,563	$76,714

	5/28/2008 (1st tranche)	5/28/2008	7,518	$165,020
	7/2/2007 (2nd tranche)	5/28/2008	3,767	$82,686

		Total YE 1/31/2009	11,285	$247,706

	7/2/2007 (1st tranche)	1/31/2008	3,766	$69,671

		Total YE 1/31/2008	3,766	$69,671

				Fair Value on Date
	Date of Committee	Accounting	Target	of Committee
Name	Approval of Grant	Grant Date	Shares	Approval

Meir Sperling	5/20/2009 (1st tranche)	6/20/2009	10,025	$106,265
	5/28/2008 (2nd tranche)	3/18/2009	6,683	$22,722
	7/2/2007 (3rd tranche)	3/18/2009	3,767	$12,808

		Total YE 1/31/2010	20,475	$141,795

	5/28/2008 (1st tranche)	5/28/2008	6,683	$146,692
	7/2/2007 (2nd tranche)	5/28/2008	3,767	$82,686

		Total YE 1/31/2009	10,450	$229,378

	7/2/2007 (1st tranche)	1/31/2008	3,766	$69,671

		Total YE 1/31/2008	3,766	$69,671

David Parcell	3/4/2009 (1st tranche)	3/18/2009	10,025	$34,085
	5/28/2008 (2nd tranche)	3/18/2009	6,683	$22,722
	7/2/2007 (3rd tranche)	3/18/2009	2,834	$9,636

		Total YE 1/31/2010	19,542	$66,443

	5/28/2008 (1st tranche)	5/28/2008	6,683	$146,692
	7/2/2007 (2nd tranche)	5/28/2008	2,833	$62,184

		Total YE 1/31/2009	9,516	$208,876

	7/2/2007 (1st tranche)	1/31/2008	2,833	$52,411

		Total YE 1/31/2008	2,833	$52,411

Peter Fante	3/4/2009 (1st tranche)	3/18/2009	10,025	$34,085
	5/28/2008 (2nd tranche)	3/18/2009	6,683	$22,722
	7/2/2007 (3rd tranche)	3/18/2009	1,934	$6,576

		Total YE 1/31/2010	18,642	$63,383

	5/28/2008 (1st tranche)	5/28/2008	6,683	$146,692
	7/2/2007 (2nd tranche)	5/28/2008	1,933	$42,429

		Total YE 1/31/2009	8,616	$189,121

	7/2/2007 (1st tranche)	1/31/2008	1,933	$35,761

		Total YE 1/31/2008	1,933	$35,761

(3)	The March 4, 2009 time-based award vests 1/3 on April 12, 2010, 1/3 on April 12, 2011, and 1/3 on April 12, 2012. The May 20, 2009 time-based award vests 1/3 on April 12, 2010, 1/3 on April 12, 2011, and 1/3 on May 20, 2012.

(4)	The March 4, 2009 and May 20, 2009 performance awards vest 1/3 upon the stock option committee’s determination of our achievement of specified revenue targets (set by the stock option committee for the relevant performance period) for the period from February 1, 2009 through January 31, 2010, 1/3 upon the determination of such achievement for the period from February 1, 2010 through January 31, 2011, and 1/3 upon the determination of such achievement for the period from February 1, 2011 through January 31, 2012 (provided that, with respect to the period from February 1, 2011 through January 31, 2012, no such determination by the stock option committee shall be final until on or after the third anniversary of the date the award was approved).

(5)	The May 28, 2008 performance award vests 1/3 upon the stock option committee’s determination of our achievement of specified revenue targets (set by the stock option committee for the relevant performance period) for the period from May 1, 2008 through January 31, 2009, 1/3 upon the determination of such achievement for the period from February 1, 2009 through January 31, 2010, and 1/3 upon the determination of such achievement for the period from February 1, 2010 through January 31, 2011 (provided that, with respect to the period from February 1, 2010 through January 31, 2011, no such determination by the stock option committee shall be final until on or after May 28, 2011), and as of January 31, 2010 was, in the case of Mr. Parcell, subject to the special vesting conditions described in “— Narrative to ‘Grants of Plan-Based Awards’ Table”.

(6)	The July 2, 2007 performance award vests 1/3 upon the stock option committee’s determination of our achievement of specified revenue targets (set by the stock option committee for the relevant performance period) for the period from August 1, 2007 through January 31, 2008, 1/3 upon the determination of such achievement for the period from February 1, 2008 through January 31, 2009, and 1/3 upon the determination of such achievement for the period from February 1, 2009 through January 31, 2010 (provided that, with respect to the period from February 1, 2009 through January 31, 2010, no such determination by the stock option committee shall be final until on or after July 2, 2010), and as of January 31, 2010 was, in the case of Mr. Parcell, subject to the special vesting conditions described in “— Narrative to ‘Grants of Plan-Based Awards’ Table”.

(7)	On March 18, 2009 the compensation committee approved threshold, target, and maximum bonus awards for Mr. Sperling of NIS 278,550, NIS 619,000, and NIS 1,176,100, respectively ($67,381, $149,736, and $284,499 based on the March 18, 2009 exchange rate of NIS1=$0.2419).

(8)	On March 18, 2009, the compensation committee approved threshold, target, and maximum bonus awards for Mr. Parcell of £36,000, £80,000, and £152,000, respectively ($50,612, $112,472 and $213,697 based on the March 18, 2009 exchange rate of £1=$1.4059).

(9)	Each performance award contains three equal tranches which vest based on three separate performance periods. Dates correspond to the accounting grant date applicable to the first, second, and third tranches, respectively. The accounting grant date is generally the date on which the performance goal for the applicable award tranche has been both established and communicated. Tranches for which performance goals have not yet been established do not yet have an accounting grant date.

(10)	Represents the threshold number of shares that were available to be earned in each of the 2007, 2008, 2009, and 2010 performance periods, as applicable. Tranches for which performance goals have not yet been established do not yet have a threshold award level. The following table summarizes the actual number of shares earned for each of the performance periods that has already been completed. If the minimum performance goal is not achieved in any performance period, no shares are earned for that period.

Performance Grant Approved July 2, 2007
	Actual Shares Earned for	Actual Shares Earned for	Actual Shares Earned for
Name	2007 Performance Period	2008 Performance Period	2009 Performance Period
Dan Bodner	18,625	15,275	18,767
Douglas Robinson	4,267	3,500	4,300
Elan Moriah	3,737	3,065	3,767
Meir Sperling	3,737	3,065	3,767
David Parcell	2,811	2,306	2,834
Peter Fante	1,918	1,573	1,934

Performance Grant Approved May 28, 2008
	Actual Shares Earned for	Actual Shares Earned for
Name	2008 Performance Period	2009 Performance Period
Dan Bodner	12,500	12,500
Douglas Robinson	7,518	7,518
Elan Moriah	7,518	7,518
Meir Sperling	6,683	6,683
David Parcell	6,683	6,683
Peter Fante	6,683	6,683

Performance Grant Approved March 4, 2009 or
May 20, 2009
Actual Shares Earned for
Name	2009 Performance Period
Dan Bodner	50,505
Douglas Robinson	18,227
Elan Moriah	18,227
Meir Sperling	16,202
David Parcell	16,202
Peter Fante	16,202
Further Information Regarding “Summary Compensation” Table and “Grants of Plan-Based Awards” Table
As of the date of this prospectus, each of our executive officers other than Mr. Sperling is party to an employment agreement with us. Each agreement provides for certain severance payments and benefits, including in connection with a change in control. See “— Executive Officer Severance Benefits and Change in Control Provisions” below for a discussion of these severance and change in control benefits, as well as a description of the restrictive covenants and clawback provisions contained in such agreements.
The agreements with our U.S. executive officers generally provide for an initial term of two years, followed by automatic one-year renewals (unless terminated by either party in accordance with the agreement and subject to required notice). The agreements with our non-U.S. executive officers do not provide for a fixed term. Mr. Sperling has a customary offer letter from us and a letter agreement regarding the release of his severance, retirement, and disability insurance funds in the event of a termination event, but does not currently have a formal employment agreement.
Narrative to “Summary Compensation” Table
As discussed in the “Compensation Discussion and Analysis” above, each employment agreement provides for an annual base salary, target bonus (subject to the achievement of performance goals), and certain perquisites. Although target bonuses are specified in each employment agreement, bonuses are not guaranteed and are paid based on the achievement of performance goals. In Mr. Robinson’s case, the target bonus is fixed at 60% of his base salary under the terms of his employment agreement. For the other executive officers party to an employment agreement, the target bonus is expressed as a dollar amount or an amount denominated in local currency. As of January 31, 2010, the target bonuses specified by the employment agreements were as follows: $162,500 (for Mr. Fante), $212,400 (for Mr. Moriah), and £38,000 (for Mr. Parcell). Mr. Parcell’s contractual target bonus of £38,000 corresponded to $60,770 as of January 31, 2010 based on an exchange rate of £1=$1.5992 on such date. As of January 31, 2010, Messrs. Bodner and Sperling had not entered into employment agreements with us and therefore did not yet have contractually defined target bonuses. Mr. Sperling’s offer letter provides for an annual base salary and a discretionary annual bonus. Historically, the target bonuses for each executive officer established by the compensation committee as part of its annual compensation review process has equaled or exceeded the target bonus specified in the officer’s employment agreement (if any) and the target bonus from the previous year.
The grant date fair value of our annual equity awards has fluctuated significantly from year to year based on significant volatility in our stock price during our extended filing delay period, particularly with respect to the awards made in the year ended January 31, 2010. As noted in the Compensation Discussion and Analysis, in the year ended January 31, 2008, in addition to a regular annual equity grant, each officer also received a retention equity award. Mr. Robinson also received a one-time welcome grant in that year.
Narrative to “All Other Compensation” Table
We provide a limited amount of perquisites to our executive officers, which vary from officer to officer. Each of the executive officers is entitled to use of a company car or an annual car allowance. Messrs. Sperling and Parcell are entitled to an annual allowance for fuel reimbursement. Messrs. Bodner, Robinson, and Fante are entitled to an annual allowance for legal, tax, or accounting advice. In some years, Mr. Parcell has received reimbursement of a modest amount of legal or tax advice as agreed by us on a case by case basis in connection with proposed modifications of his employment arrangements. All executive officers receive the same health insurance and company-paid group life and disability insurance offered to all other employees in the country in which the executive officer is employed. In addition, Mr. Bodner has historically received a supplemental company-paid life insurance policy.
Executive officers in the U.S. receive the same partial match of their 401(k) contributions as all other U.S. employees, up to a maximum company contribution of $2,000 per year.
In the case of Mr. Parcell, we contribute a percentage of his base salary to a retirement fund on the same basis as other U.K. employees. Under the retirement fund Mr. Parcell, can elect to contribute a percentage of his monthly salary to the fund, which is administered by an outside third party, similar to a 401(k). If he elects to contribute 3% or less of his salary, we contribute an amount equal to 4% of his salary. If he elects to contribute 4% of salary, our contribution is 5%. If he elects to contribute 5% or more, our contribution is 6%. Our contributions are incremental to his salary and are paid by us directly to the third-party provider.
Like all Israeli employees, under Israeli law, Mr. Sperling is entitled to severance pay equal to one month’s salary for each year of employment upon termination without cause (as defined in the Israel Severance Pay Law). To satisfy this requirement, for all Israeli employees, including Mr. Sperling, we make contributions on behalf of the employee to a severance fund. This severance fund is often part of a larger savings fund which also includes a retirement fund and in some cases an insurance component. Each employee can elect to contribute an amount equal to between 5% and 7% of his or her monthly salary to the retirement fund. We contribute an amount equal to 5% of the employee’s monthly salary to the retirement fund plus an additional amount equal to 8.33% of the employee’s monthly salary to the severance fund. The employee is not required to pay anything towards the severance fund. Our contributions are incremental to the employee’s base salary and, except as noted below, are paid by us directly to the third-party plan administrator. Applicable tax law permits allocations made by the employer to the retirement fund to be made on a tax-free basis up to a limit set by applicable Israeli tax regulations. Under local Israeli company policy, the employee may request that any company contributions in excess of this limit be made directly to him or her rather than being placed in the retirement fund. For executives like Mr. Sperling, if the amount in the severance fund is insufficient to cover the required statutory payment under Israeli labor law at the time of a termination event, we are obligated to supplement the amounts in the severance fund.
In addition, all Israeli employees, including Mr. Sperling, are also entitled to participate in a continuing education fund, often referred to as a study fund. The continuing education fund is a savings fund from which the employee can withdraw on a tax-free basis for any purpose after six years, irrespective of his or her employment status with us. Each month, eligible employees contribute 2.5%, and we contribute 7.5%, of the employee’s base salary to the study fund. Applicable tax law permits a portion of the company contributions to the study fund to be made tax-free. Under local Israeli company policy, the employee may request that any company contributions in excess of this limit be made directly to him or her rather than being placed in the fund. Our contributions are incremental to the employee’s base salary and, except as noted above, are paid by us directly to the third-party plan administrator.
Under applicable Israeli law, each employee is paid a small annual amount for recreation based on the employee’s tenure and a per-diem rate published by the government. Under local Israeli company policy, our Israeli employees are also entitled to receive a cash payment in exchange for vacation days in accordance with the terms of the policy.
Narrative to “Grants of Plan-Based Awards” Table
All of the equity awards listed in the table entitled “Grants of Plan-Based Awards” were made under or subsequently allocated to the Verint Systems Inc. Stock Incentive Compensation Plan or the Verint Systems Inc. Amended and Restated 2004 Stock Incentive Compensation Plan (each as amended). Time-based equity awards for officers normally vest over a three- or a four-year period. Performance-based equity awards to date have been comprised of three separate vesting periods corresponding to three separate performance periods which generally correspond to our fiscal year. Specific vesting schedules for each award listed in the table entitled “Grants of Plan-Based Awards” are provided in the footnotes to the table.

All of the equity awards granted to our executive officers in the years ended January 31, 2009 and 2008 (but not in year ended January 31, 2010) were made subject to special “compliance” vesting conditions which overrode the regular time-vesting or performance-vesting schedule of the awards. These compliance vesting conditions required us to be both current with our SEC filings and re-listed on NASDAQ or another nationally recognized exchange for the awards to vest. The May 2008 awards also required that we have received stockholder approval of a new equity compensation plan or have additional share capacity under an existing stockholder-approved equity compensation plan for the 2008 awards to vest. If any of these compliance vesting conditions was not satisfied on the date the awards would otherwise vest, the portion of the award that would otherwise vest remained unvested until such time as all of the applicable compliance vesting conditions were satisfied. As described in the “Compensation Discussion and Analysis” above, the compensation and stock option committees subsequently authorized us to enter into amendments with each of the executive officers to remove the compliance vesting conditions, thereby permitting these awards to vest on their original schedule. As of the date of this prospectus, we have finalized all of these amendments except for Mr. Parcell’s which was ultimately not signed due to local tax considerations; however, as of the date of this prospectus, all of the compliance conditions in Mr. Parcell’s 2007 and 2008 equity awards have been satisfied. For our U.S. executive officers, these amendments also provide for a delay in the delivery of the shares underlying these awards until the resale of such shares is covered by an effective registration statement and until the conclusion of any company-imposed trading blackout the officer may be subject to at the time such shares would otherwise be delivered, subject to limitations imposed by Section 409A of the Internal Revenue Code.
Outstanding Equity Awards at January 31, 2010
The following table sets forth information regarding various equity awards held by our named executive officers as of January 31, 2010. The market value of all RSU and restricted stock awards is based on the closing price of our common stock as of the last trading day in the year ended January 31, 2010 ($18.30 on January 29, 2010).

			Option Awards				Stock Awards
			Number of	Number of
			Securities	Securities					Equity Incentive Plan	Equity Incentive Plan
			Underlying	Underlying			Number of Shares	Market Value of	Awards: Number of	Awards: Market or Payout
	Date of		Unexercised	Unexercised	Option		or Units of Stock	Shares or Units of	Unearned Shares, Units or	Value of Unearned Shares,
	Committee		Options	Options	Exercise	Option	That Have Not	Stock That Have	Other Rights That Have Not	Units or Other Rights That
	Approval of		(#)	(#)	Price	Expiration	Vested	Not Vested	Vested	Have Not Vested
Name	Grant		Exercisable	Unexercisable	($)	Date	(#)	($)	(#)	($)
Dan	5/21/2002	(1)	16,635	—	16.00	5/21/2012	—	—	—	—
Bodner	3/5/2003	(1)	40,000	—	17.00	3/5/2013	—	—	—	—
	12/12/2003	(1)	37,200	—	23.00	12/12/2013	—	—	—	—
	12/9/2004	(1)	80,000	—	35.11	12/9/2014	—	—	—	—
	1/11/2006	(1)	88,000	—	34.40	1/11/2016	—	—	—	—
	7/2/2007	(2)	—	—	—	—	19,400	355,020	—	—
	7/2/2007	(3)	—	—	—	—	19,142	350,299	—	—
	7/2/2007	(4)	—	—	—	—	18,768	343,454	—	—
	5/28/2008	(7)	—	—	—	—	25,000	457,500	—	—
	5/28/2008	(8)	—	—	—	—	12,500	228,750	12,500	228,750
	3/4/2009	(9)	—	—	—	—	93,750	1,715,625	—	—
	3/4/2009	(10)	—	—	—	—	50,505	924,242	62,500	1,143,750

Douglas	7/2/2007	(2)	—	—	—	—	12,900	236,070	—	—
Robinson	7/2/2007	(5)	—	—	—	—	5,600	102,480	—	—
	7/2/2007	(6)	—	—	—	—	1,290	23,607	—	—
	7/2/2007	(4)	—	—	—	—	4,300	78,690	—	—
	5/28/2008	(7)	—	—	—	—	15,038	275,195	—	—
	5/28/2008	(8)	—	—	—	—	7,518	137,579	7,520	137,616
	3/4/2009	(9)	—	—	—	—	33,835	619,181	—	—
	3/4/2009	(10)	—	—	—	—	18,227	333,554	22,557	412,793

Elan	4/1/2001	(1)	4,892	—	8.69	4/1/2011	—	—	—	—
Moriah	5/21/2002	(1)	2,446	—	16.00	5/16/2012	—	—	—	—
	3/5/2003	(1)	20,000	—	17.00	3/5/2013	—	—	—	—
	12/12/2003	(1)	18,750	—	23.00	12/12/2013	—	—	—	—
	12/9/2004	(1)	25,000	—	35.11	12/9/2014	—	—	—	—
	1/11/2006	(1)	20,000	—	34.40	1/11/2016	—	—	—	—
	7/2/2007	(2)	—	—	—	—	14,100	258,030	—	—
	7/2/2007	(3)	—	—	—	—	3,842	70,309	—	—
	7/2/2007	(4)	—	—	—	—	3,768	68,954	—	—
	5/28/2008	(7)	—	—	—	—	15,038	275,195	—	—
	5/28/2008	(8)	—	—	—	—	7,518	137,579	7,520	137,616
	3/4/2009	(9)	—	—	—	—	33,835	619,181	—	—
	3/4/2009	(10)	—	—	—	—	18,227	333,554	22,557	412,793

Meir	4/1/2001	(1)	2,446	—	8.69	4/1/2011	—	—	—	—
Sperling	5/21/2002	(1)	2,446	—	16.00	5/16/2012	—	—	—	—
	3/5/2003	(1)	25,000	—	17.00	3/5/2013	—	—	—	—
	12/12/2003	(1)	25,000	—	23.00	12/12/2013	—	—	—	—
	12/9/2004	(1)	25,000	—	35.11	12/9/2014	—	—	—	—
	1/11/2006	(1)	20,000	—	34.40	1/11/2016	—	—	—	—
	7/2/2007	(2)	—	—	—	—	13,600	248,880	—	—
	7/2/2007	(3)	—	—	—	—	3,842	70,309	—	—
	7/2/2007	(4)	—	—	—	—	3,768	68,954	—	—
	5/28/2008	(7)	—	—	—	—	13,366	244,598	—	—
	5/28/2008	(8)	—	—	—	—	6,683	122,299	6,684	122,317
	5/20/2009	(9)	—	—	—	—	30,075	550,373	—	—
	5/20/2009	(10)	—	—	—	—	16,202	296,497	20,050	366,915

David	5/21/2002	(1)	2,446	—	16.00	5/16/2012	—	—	—	—
Parcell	3/5/2003	(1)	7,500	—	17.00	3/5/2013	—	—	—	—
	12/12/2003	(1)	11,250	—	23.00	12/12/2013	—	—	—	—
	12/9/2004	(1)	20,000	—	35.11	12/9/2014	—	—	—	—
	7/2/2007	(2)	—	—	—	—	—	—	8,000	146,400
	7/2/2007	(3)	—	—	—	—	—	—	8,500	155,550
	7/2/2007	(4)	—	—	—	—	—	—	7,951	145,503
	5/28/2008	(7)	—	—	—	—	—	—	20,050	366,915
	5/28/2008	(8)	—	—	—	—	—	—	20,050	366,915
	3/4/2009	(9)	—	—	—	—	30,075	550,373	—	—
	3/4/2009	(10)	—	—	—	—	16,202	296,497	20,050	366,915

Peter	11/20/2002	(1)	6,250	—	14.90	11/20/2012	—	—	—	—
Fante	12/12/2003	(1)	18,750	—	23.00	12/12/2013	—	—	—	—
	12/9/2004	(1)	20,000	—	35.11	12/9/2014	—	—	—	—
	7/2/2007	(2)	—	—	—	—	12,600	230,580	—	—
	7/2/2007	(3)	—	—	—	—	1,972	36,088	—	—
	7/2/2007	(4)	—	—	—	—	1,934	35,392	—	—
	5/28/2008	(7)	—	—	—	—	13,366	244,598	—	—
	5/28/2008	(8)	—	—	—	—	6,683	122,299	6,684	122,317
	3/4/2009	(9)	—	—	—	—	30,075	550,373	—	—
	3/4/2009	(10)	—	—	—	—	16,202	296,497	20,050	366,915

(1)	This award was fully vested at January 31, 2010.

(2)	The vesting schedule for this RSU grant was/is 50% on March 15, 2008 and 50% on July 2, 2010, and as of January 31, 2010, this award was, for Mr. Parcell, subject to the special vesting conditions described below.

(3)	The vesting schedule for this RSU grant was/is 33% on March 15, 2008, 33% on March 15, 2009, and 34% on July 2, 2010, and as of January 31, 2010, this award was, for Mr. Parcell, subject to the special vesting conditions described below.

(4)	The vesting schedule for this RSU grant was/is 1/3 upon the stock option committee’s determination of our achievement of specified revenue targets (set by the stock option committee for the relevant performance period) for the period from August 1, 2007 through January 31, 2008, 1/3 upon the determination of such achievement for the period from February 1, 2008 through January 31, 2009, and 1/3 upon the determination of such achievement for the period from February 1, 2009 through January 31, 2010 (provided that, with respect to the period from February 1, 2009 through January 31, 2010, no such determination by the stock option committee shall be final until on or after July 2, 2010), and as of January 31, 2010, this award was, for Mr. Parcell, subject to the special vesting conditions described below.

(5)	The vesting schedule for this RSU grant was/is 25% on August 14, 2007, 25% on August 14, 2008, 25% on August 14, 2009, and 25% on August 14, 2010.

(6)	The vesting schedule for this RSU grant was/is 30% on August 14, 2007, 30% on August 14, 2008, 30% on August 14, 2009, and 10% on July 2, 2010.

(7)	The May 28, 2008 award vests 1/3 on April 3, 2009, 1/3 on April 3, 2010, and 1/3 on May 28, 2011 and as of January 31, 2010 was, for Mr. Parcell, subject to the special vesting conditions described below.

(8)	The May 28, 2008 performance award vests 1/3 upon the stock option committee’s determination of our achievement of specified revenue targets (set by the stock option committee for the relevant performance period) for the period from May 1, 2008 through January 31, 2009, 1/3 upon the determination of such achievement for the period from February 1, 2009 through January 31, 2010, and 1/3 upon the determination of such achievement for the period from February 1, 2010 through January 31, 2011 (provided that, with respect to the period from February 1, 2010 through January 31, 2011, no such determination by the stock option committee shall be final until on or after May 28, 2011), and as of January 31, 2010 was, for Mr. Parcell, subject to the special vesting conditions described below.

(9)	The March 4, 2009 time-based award vests 1/3 on April 12, 2010, 1/3 on April 12, 2011, and 1/3 on April 12, 2012. The May 20, 2009 time-based award vests 1/3 on April 12, 2010, 1/3 on April 12, 2011, and 1/3 on May 20, 2012.

(10)	The March 4, 2009 and May 20, 2009 performance awards vest 1/3 upon the stock option committee’s determination of our achievement of specified revenue targets (set by the stock option committee for the relevant performance period) for the period from February 1, 2009 through January 31, 2010, 1/3 upon the determination of such achievement for the period from February 1, 2010 through January 31, 2011, and 1/3 upon the determination of such achievement for the period from February 1, 2011 through January 31, 2012 (provided that, with respect to the period from February 1, 2011 through January 31, 2012, no such determination by the stock option committee shall be final until on or after the third anniversary of the date the award was approved). The table excludes shares eligible to be earned in excess of the target level based on the overachievement of the applicable performance goals except with respect to tranches for which the performance period had been completed as of January 31, 2010 (and the number of such overachievement shares could be calculated). For tranches corresponding to the January 31, 2010 performance period, the table shows the number of shares ultimately earned in the column entitled “Number of Shares or Units of Stock That Have Not Vested” because the performance period had been completed as of January 31, 2010, however, the determination of the number of shares earned (and the vesting thereof) did not occur until March 17, 2010. See the table entitled “Maximum Grant Date Value of Performance Awards” and the table entitled “Grants of Plan-Based Awards for the Year Ended January 31, 2010” for more information.
All of the equity awards granted to our executive officers in the years ended January 31, 2009 and 2008 (including the special 2007 retention equity grants), but not in year ended January 31, 2010, were made subject to special “compliance” vesting conditions which overrode the regular time-vesting or performance-vesting schedule of the awards. These compliance vesting conditions required us to be both current with our SEC filings and re-listed on NASDAQ or another nationally recognized exchange for the awards to vest. The May 2008 awards also required that we have received stockholder approval of a new equity compensation plan or have additional share capacity under an existing stockholder-approved equity compensation plan for the 2008 awards to vest. If any of these compliance vesting conditions was not satisfied on the date the awards would otherwise vest, the portion of the award that would otherwise vest remained unvested until such time as all of the applicable compliance vesting conditions were satisfied. As described in the “Compensation Discussion and Analysis” above, the compensation and stock option committees subsequently authorized us to enter into amendments with each of the executive officers to remove the compliance vesting conditions, thereby permitting these awards to vest on their original schedule. As of the date of this prospectus, we have finalized all of these amendments except for Mr. Parcell’s which was ultimately not signed due to local tax considerations; however, as of the date of this prospectus, all of the compliance conditions in Mr. Parcell’s 2007 and 2008 equity awards have been satisfied. For our U.S. executive officers, these amendments also provide for a delay in the delivery of the shares underlying these awards until the resale of such shares is covered by an effective registration statement and until the conclusion of any company-imposed trading blackout the officer may be subject to at the time such shares would otherwise be delivered, subject to limitations imposed by Section 409A of the Internal Revenue Code.
Option Exercises and Stock Vesting During the Year Ended January 31, 2010
No stock options were exercised during the year ended January 31, 2010. The value of stock awards realized on vesting is calculated by multiplying the number of shares vesting by the closing price of our common stock on the vesting date. See the table entitled “Outstanding Equity Awards at January 31, 2010” above for the vesting schedule of outstanding awards.

	Option Awards		Stock Awards
	Number of Shares		Number of Shares
	Acquired on	Value Realized on	Acquired on	Value Realized on
	Exercise	Exercise	Vesting	Vesting
Name	(#)	($)	(#)	($)
Dan Bodner	—	—	9,675	183,825
Douglas Robinson	—	—	—	—
Elan Moriah	—	—	2,500	47,500
Meir Sperling	—	—	2,500	47,500
David Parcell	—	—	2,000	38,000
Peter Fante	—	—	1,750	33,250
Executive Officer Severance Benefits and Change in Control Provisions
As of the date of this prospectus, each of our executive officers other than Mr. Sperling is party to an employment agreement with us. The following is a summary of the severance and change in control provisions of these employment agreements as of the date of this prospectus, with differences existing at January 31, 2010 noted under the “Provisions of Executive Officer Agreements Historically” caption. The following also summarizes benefits that our non-U.S. executive officers may become entitled to under local law or local company policy.
Provisions of Executive Officer Agreements at Present Date
Each of the employment agreements with our executive officers provides for an annual base salary and a performance-based bonus target.
Severance Not in Connection with a Change in Control
In the event of an involuntary termination of employment (a termination without cause or a resignation for good reason) not in connection with a change in control, the executive officers are, subject to their execution of a release and continued compliance with the restrictive covenants described below, entitled to severance consisting of base salary and, for our U.S. executive officers, reimbursement of health insurance premiums for 12 months (inclusive of any notice period required under the officer’s employment agreement), or 18 months in the case of Mr. Bodner. Mr. Bodner is also entitled to 60 days advanced notice of any termination other than for cause, continuation of his professional advice allowance, and access to his company-leased vehicle for 18 months in such instance.
In addition, in the event of an involuntary termination, each executive officer other than Mr. Bodner and Mr. Robinson is entitled to a pro-rated portion of his annual bonus for such year plus an amount equal to 100% of his average annual bonus measured over the last three years. Mr. Bodner’s agreement provides for a pro-rated portion of his annual bonus for such year plus an amount equal to 150% of his target bonus. Mr. Robinson’s agreement provides for payment of 150% of his average annual bonus measured over the last three years, but no pro-rated portion of his annual bonus for the year in question.
Severance in Connection with a Change in Control
In the event of a termination of employment in connection with a change in control, in lieu of the cash severance described above, each of the officers who has entered into a new or amended employment agreement with us beginning in 2009 is entitled to enhanced cash severance equal to the sum of 1.5 times base salary and target bonus, plus a pro-rated target bonus for the year of termination, or in the case of Mr. Bodner, 2.5 times the sum of base salary and target bonus, plus a pro-rated target bonus for the year of termination. We are currently in discussions regarding a formal employment agreement with Mr. Sperling and amended employment agreements with Mr. Robinson and Mr. Parcell, which we expect would include similar change in control benefits to Messrs. Moriah and Fante.
Equity
Other than in the case of Mr. Bodner, no equity acceleration is provided in the case of an involuntary termination not in connection with a change in control. In the event of an involuntary termination of employment in connection with a change in control, each of the employment agreements provides for acceleration of all unvested equity awards. Mr. Robinson’s agreement provides for acceleration of his unvested equity awards in the event of a change in control whether or not his employment is terminated. Each of the new or amended employment agreements signed beginning in 2009 also provides that all of the officer’s outstanding equity awards will become fully vested if not assumed in connection with a change in control.
Other Provisions
Each of the employment agreements provides for customary restrictive covenants, with a covenant period ranging from 12 to 24 months, including a non-compete, a non-solicitation of customers and employees, and an indefinite non-disclosure provision. Each agreement also contains a clawback provision which allows us to recoup from the officer, or cancel, a portion of the officer’s incentive compensation (including bonuses and equity awards) for a particular year if we are required to restate our financial statements for that year due to material noncompliance with any financial reporting requirement under the securities laws as a result of the officer’s misconduct. The clawback applies from and after the year in which the employment agreement was first signed to awards made during the term of the agreement. The amount to be recovered or forfeited is the amount by which the incentive compensation in the year in question exceeded the amount that would have been awarded had the financial statements originally been filed as restated. Each of our U.S. executive officers who has entered into a new or amended employment agreement with us beginning in 2009 is also entitled to a gross-up for any excise taxes he may become subject to in connection with a change in control. The terms “cause”, “good reason”, and “change in control” are defined in the forms of employment agreements.
Provisions of Executive Officer Agreements Historically
As of January 31, 2010, Messrs. Bodner and Sperling had not entered into employment agreements with us and therefore did not have any of the contractual benefits described in the preceding section. As of January 31, 2010 and the date of this prospectus, Mr. Sperling is party to a customary offer letter with us which provides for 90 days advanced notice in the event of a termination of employment by either party. Mr. Sperling is also party to a letter agreement with us pursuant to which we have agreed to release the full amounts in his severance, retirement, and disability insurance funds in the event of a termination event.
As noted above, Mr. Robinson’s and Mr. Parcell’s current employment agreements do not, and did not as of January 31, 2010, provide for the enhanced cash severance or tax gross-ups in the event of a termination in connection with a change in control described above.

Benefits Under Local Law or Local Company Policy
As discussed under “— Narrative to ‘All Other Compensation’ Table” above, Mr. Sperling is entitled to severance pay equal to one month’s salary for each year of employment upon termination without cause (as defined in the Israel Severance Pay Law) under Israeli law applicable to all Israeli employees. We make payments into a severance fund to secure this severance obligation during the course of Mr. Sperling’s employment and, unless there is a shortfall as described below, we are not responsible for any payments at the time of a qualifying termination. As a result, these amounts are included in the table entitled “Summary Compensation Table” above, but not in the table entitled “Potential Payments Upon Termination or Change in Control” below. However, the table entitled “Potential Payments Upon Termination or Change in Control” does include any additional amount of severance we are responsible for in excess of the balance in the severance fund at the time of a qualifying termination (in the event there is a shortfall) based on the legally mandated formula described above.
In addition to any severance fund shortfall, Mr. Sperling is also entitled to a minimum notice period under Israeli law in the event of an involuntary termination and to 90 days advanced notice of termination under his offer letter. Local company notice guidelines for our Israeli employees subsume this legal notice requirement and, in Mr. Sperling’s case, exceed the requirements of his offer letter. Assuming application of these local company guidelines, employees are entitled to between two weeks and three and one-half months of pay depending on the circumstances of the termination and the employee’s tenure. In Mr. Sperling’s case, assuming application of the guidelines at January 31, 2010, he would have been entitled to three and one-half months of notice, during which he would receive continued salary and all benefits.
Employees in the United Kingdom are entitled to severance payments under local U.K. company policy in the event of an involuntary termination in which the employee is made redundant (meaning that the termination resulted from us closing or downsizing our U.K. operations or a particular function). Under this policy, U.K. employees receive between two and three weeks of pay for each year of service depending on the employee’s age, with partial service years of six months or more being rounded up. Assuming the application of this local company policy at January 31, 2010, Mr. Parcell would have been entitled to three weeks of pay for each year of service in addition to the benefits provided under his employment agreement. The payment is comprised of salary, pro rata bonus, and car allowance, but no other benefits.
Because payments under the foregoing Israeli and U.K. company guidelines or policies do not arise until a qualifying termination event, these payments are included in the table entitled “Potential Payments Upon Termination or Change in Control” below, but not in the table entitled “Summary Compensation Table” above.
Potential Payments Upon Termination or Change in Control
The table below outlines the potential payments and benefits that would have become payable by us to our named executive officers in the event of an involuntary termination and/or a change in control, assuming that the relevant event occurred on January 31, 2010. In reviewing the table, please note the following:
•	The table does not include amounts that would be payable by third parties where we have no continuing liability, such as amounts payable under private insurance policies, government insurance such as social security or national insurance, or 401(k) or similar defined contribution retirement plans. As a result, the table does not reflect amounts payable to Mr. Sperling or Mr. Parcell under the applicable local company retirement plan or retirement fund, for which we have no liability at the time of payment.

•	Except as noted in the following bullet, the table does not include payments or benefits that are available generally to all salaried employees in the country in which the executive officer is employed and do not discriminate in scope, terms, or operation in favor of our executive officers or directors, such as short-term disability payments or payment for accrued but unused vacation.

•	The table includes all severance or notice payments for which we are financially responsible, even if such payments are available generally to all salaried employees in the country in which the executive officer is employed and do not discriminate in scope, terms, or operation in favor of our executive officers or directors.

•	With respect to Mr. Sperling’s severance fund, the table includes the difference between the amount that would have been owed to Mr. Sperling under applicable Israeli labor law in the event of an involuntary termination and the amount in his severance fund at January 31, 2010.

•	As noted in the previous section, as of January 31, 2010, Messrs. Bodner and Sperling had not entered into employment agreements with us, however, Mr. Sperling (but not Mr. Bodner) is included in the table below because he was entitled to certain statutory severance benefits and advanced notice payments, as described below.

•	The value of equity awards in the table below is based on the closing price of our common stock on the last trading day in the year ended January 31, 2010 ($18.30 on January 29, 2010).

•	Except with respect to tax gross up amounts, all amounts are calculated on a pre-tax basis.

				Accelerated	Cont. Health	Cont.	280G Tax
	Salary	Pro Rata	Additional	Equity	(present Insurance	Other	Gross up
	Continuation(1)	Bonus(2)	Bonus(3)	Awards(4)	Coverage value)(5)	Benefits(6)	(7)	Total
	($)	($)	($)	($)	($)	($)	($)	($)

Douglas Robinson
Death	—	212,400	—	—	35,801	—	—	248,201
Disability	177,000	212,400	—	—	17,901	—	—	407,301
Resignation for Good Reason/Involuntary Termination without Cause	354,000	—	626,371	—	35,801	—	—	1,016,172
Resignation for Good Reason/Involuntary Termination without Cause in Connection with CIC	354,000	—	626,371	2,356,766	35,801	—	—	3,372,938
CIC Only (continued employment)	—	—	—	2,356,766	—	—	—	2,356,766

Elan Moriah
Death	—	276,170	—	—	35,801	—	—	311,971
Disability	177,000	276,170	—	—	17,901	—	—	471,071
Resignation for Good Reason/Involuntary Termination without Cause	354,000	276,170	482,213	—	35,801	—	—	1,148,184
Resignation for Good Reason/Involuntary Termination without Cause in Connection with CIC	531,000	212,400	568,600	2,313,212	35,801	—	568,617	4,229,630
CIC Only (continued employment)	—	—	—	—	—	—	—	—

Meir Sperling
Death	—	—	—	—	—	—	—	—
Disability	—	—	—	—	—	—	—	—
Resignation for Good Reason/Involuntary Termination without Cause	97,201	—	200,000	—	15	27,642	—	324,858
Resignation for Good Reason/Involuntary Termination without Cause in Connection with CIC	97,201	—	200,000	—	15	27,642	—	324,858
CIC Only (continued employment)	—	—	—	—	—	—	—	—

David Parcell
Death	—	127,936	—	—		—	—	127,936
Disability	—	127,936	—	—	—	—	—	127,936
Resignation for Good Reason/Involuntary Termination without Cause	471,334	271,269	330,440	—	2,535	33,058	—	1,108,636
Resignation for Good Reason/Involuntary Termination without Cause in Connection with CIC	471,334	271,269	330,440	2,395,067	2,535	33,058	—	3,503,703
CIC Only (continued employment)	—	—	—	—	—	—	—	—

Peter Fante
Death	—	211,288	—	—	35,801	—	—	247,089
Disability	162,500	211,288	—	—	17,901	—	—	391,689
Resignation for Good Reason/Involuntary Termination without Cause	325,000	211,288	428,172	—	35,801	—	—	1,000,261
Resignation for Good Reason/Involuntary Termination without Cause in Connection with CIC	487,500	162,500	493,750	2,005,058	35,801	—	559,473	3,744,082
CIC Only (continued employment)	—	—	—	—	—	—	—	—

(1)	For Mr. Sperling, includes three and one-half months’ base salary during his notice period assuming the application of local company notice guidelines equaling NIS 361,344 ($97,201 based on the January 31, 2010 exchange rate of NIS 1 = $0.2690). For Mr. Parcell, includes six months of base salary during his contractual notice period, plus six months of severance under his supplemental employment contract, plus an additional 27 weeks of salary (assuming a termination event on January 31, 2010) assuming the application of local company redundancy policy, costing an aggregate of £294,731, or $471,334 as indicated in the table above, based on the January 31, 2010 exchange rate of £1= $1.5992.

(2)	For Mr. Parcell, includes six-months’ worth (or 50%) of the average annual bonus paid or payable to him over the course of the three years ended January 31, 2010 as part of his six month contractual notice period, 100% of his target bonus that was set for the year ended January 31, 2010 (assuming a termination event on January 31, 2010) as part of his supplemental employment agreement plus an additional 27 week’s worth (assuming a termination event on January 31, 2010) of his three-year average annual bonus assuming the application of local company redundancy policy, costing an aggregate of £169,628, or $271,269 as indicated in the table above, based on the January 31, 2010 exchange rate of £1= $1.5992.

(3)	For Mr. Parcell, represents the average annual bonus paid or payable to him over the course of the three years ended January 31, 2010 as part of his supplemental employment agreement equaling £81,566 ($130,440 based on the January 31, 2010 exchange rate of £1= $1.5992). Includes a retention bonus of $250,000 in the case of Messrs. Robinson, Moriah and Fante and of $200,000 in the case of Messrs. Parcell and Sperling payable in the case of an involuntary termination without cause only.

(4)	For equity awards other than stock options, value is calculated as the closing price of our common stock on the last trading day in the year ended January 31, 2010 ($18.30 on January 29, 2010) times the number of shares accelerating. Shares accelerating includes the actual number of performance shares ultimately earned for the January 31, 2010 performance period notwithstanding that the formal determination of the number of shares earned did not occur until March 17, 2010. For performance periods that had not yet been completed as of January 31, 2010, shares accelerating includes the target number of performance shares. For stock options, value is calculated as the difference between the closing price of our common stock on the last trading day in the year ended January 31, 2010 ($18.30 on January 29, 2010) and the option exercise price per share times the number of stock options accelerating.

(5)	For executive officers other than Messrs. Parcell and Sperling, amounts shown represent the actual cost of the contractually agreed number of months of COBRA payments. As of January 31, 2010, neither Mr. Parcell nor Mr. Sperling was entitled to company-paid or reimbursed health insurance following a termination event, however, Mr. Parcell was entitled to continued health benefits during his six-month notice period costing £1,585 or $2,535 as indicated in the table above, based on the January 31, 2010 exchange rate of £1= $1.5992 and Mr. Sperling was entitled to continued health benefits during his notice period assuming the application of local company notice guidelines costing NIS 57, or $15 as indicated in the table above, based on the January 31, 2010 exchange rate of NIS 1 = $0.2690.

(6)	For Mr. Sperling, assuming the application of local company notice guidelines, includes three and one-half months of continued contributions to his retirement fund of NIS 20,055 ($5,395), to his severance fund of NIS 30,509 ($8,207), to his study fund of NIS 27,101 ($7,290), disability insurance premiums of NIS 9,034 ($2,430), a statutory recreation payment of NIS 694 ($187), and use of a company car plus a fuel reimbursement allowance costing NIS 15,365 ($4,133) for the period, for a total of NIS 102,758 ($27,642), in each case, based on the January 31, 2010 exchange rate of NIS 1 = $0.2690. For Mr. Parcell, includes six months of continued retirement plan contributions, car allowance/fuel reimbursement allowance, and insurance premiums during his contractual notice period costing £6,360 ($10,171), £6,892 ($11,021), and £1,286 ($2,057), respectively, plus an additional 27 weeks of car allowance assuming the application of local company redundancy policy, costing £6,134 ($9,809), for a total of £19,686 ($31,482), in each case, based on the January 31, 2010 exchange rate of £1= $1.5992.

(7)	The tax reimbursement amount represents a reasonable estimate of costs to cover the excise tax liability under Internal Revenue Code Section 4999 and the subsequent federal, state and FICA taxes on the reimbursement payment. With respect to tax gross-ups, the assumptions used to calculate this estimate are: an excise tax rate under 280G of the Internal Revenue Code of 20%, a federal, state (New York), and FICA tax blended rate of 42.28% (a 35% federal income tax rate, a 8.97% state income tax rate, and a 1.45% Medicare tax rate). These calculations do not take into account the value of any covenant not to compete that may affect the calculation of any “excess parachute payment”.
Subsequent to January 31, 2010 , on February 23, 2010, Mr. Bodner entered into an employment agreement with us which provided him with significant severance and/or change in control benefits. The terms of this new agreement are described in greater detail under “— Executive Officer Severance Benefits and Change in Control Provisions” above.
Compensation Committee Interlocks and Insider Participation
No executive officer has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of the company’s board of directors or compensation committee. None of the members of the compensation committee is or has ever been an officer or employee of the company.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table and accompanying footnotes show information regarding the beneficial ownership of our common stock as of December 24, 2010 (the Reference Date) by:
•	each person (or group within the meaning of Section 13(d)(3) of the Exchange Act) who is known by us to beneficially own 5% or more of common stock as of the Reference Date;

•	each member of our board of directors and each of our named executive officers; and

•	all members of our board of directors and our executive officers as a group.
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any equity security. A person is deemed to be the beneficial owner of securities that he or she has the right to acquire within 60 days from the Reference Date through the exercise of any option, warrant, or right. Shares of our common stock subject to options, warrants, or rights which are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options, warrants, or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 36,791,461 shares of common stock outstanding as of the Reference Date and exclude approximately 10.3 million shares of common stock issuable to Comverse upon conversion of shares of preferred stock (if converted on the Reference Date). The foregoing outstanding share number includes employee equity awards that have been settled but excludes awards that are vested but not yet delivered. The table below, however, includes awards that have vested or will vest within 60 days of the Reference Date even if the underlying shares have not yet been delivered.

											Shares to be sold
						Number					if underwriters’
						of shares	Shares beneficially owned				option is	Shares beneficially owned
Name of Beneficial Owner	Class	Shares beneficially owned (1)				offered	after offering				exercised in full	after offering
		Number		Percentage			Number		Percentage			Number		Percentage
Principal Stockholders:
Comverse Technology, Inc. 810 Seventh Avenue New York, NY 10019	Common	18,589,023	(2)	50.5	%(2)	2,000,000	16,589,023		45.1	%(2)	2,300,000	16,289,023		44.3	%(2)

Comverse Technology, Inc. 810 Seventh Avenue New York, NY 10019	Series A Preferred	10,270,695	(3)	100	%(4)	0	10,270,695	(3)	100	%(4)	0	10,270,695	(3)	100	%(4)

Cadian Capital Management, LLC (5) 461 Fifth Avenue 24th Floor New York, NY 10017	Common	2,302,525	(5)	6.3%		0	2,302,525	(5)	6.3%		0	2,302,525	(5)	6.3%

Sankaty (6) 111 Huntington Avenue Boston, MA 02199	Common	1,999,505	(6)	5.4%		0	1,999,505	(6)	5.4%		0	1,999,505	(6)	5.4%

Directors and Executive Officers:
Dan Bodner	Common	435,587	(7)	1.2%		0	435,587	(7)	1.2%		0	435,587	(7)	1.2%
Douglas E. Robinson	Common	32,145	(8)	*		0	32,145	(8)	*		0	32,145	(8)	*
Peter Fante	Common	20,067	(9)	*		0	20,067	(9)	*		0	20,067	(9)	*
Elan Moriah	Common	80,948	(10)	*		0	80,948	(10)	*		0	80,948	(10)	*
David Parcell	Common	20,000	(11)	*		0	20,000	(11)	*		0	20,000	(11)	*
Meir Sperling	Common	71,227	(12)	*		0	71,227	(12)	*		0	71,227	(12)	*
Paul D. Baker	Common	10,723	(13)	*		0	10,723	(13)	*		0	10,723	(13)	*
John Bunyan	Common	—	(14)	*		0	—	(14)	*		0	—	(14)	*
Charles Burdick	Common	—	(15)	*		0	—	(15)	*		0	—	(15)	*
Andre Dahan	Common	—	(16)	*		0	—	(16)	*		0	—	(16)	*
Victor A. DeMarines	Common	22,000	(17)	*		0	22,000	(17)	*		0	22,000	(17)	*
Kenneth A. Minihan	Common	35,000	(18)	*		0	35,000	(18)	*		0	35,000	(18)	*
Larry Myers	Common	11,000	(19)	*		0	11,000	(19)	*		0	11,000	(19)	*
Howard Safir	Common	25,070	(20)	*		0	25,070	(20)	*		0	25,070	(20)	*
Shefali Shah	Common	—	(21)	*		0	—	(21)	*		0	—	(21)	*
Lauren Wright	Common	—	(22)	*		0	—	(22)	*		0	—	(22)	*
All executive officers and directors as a group (sixteen persons)		763,767		2.0%		0	960,023		2.0%		0	763,767		2.0%

*	Less than 1%

(1)	Unless otherwise indicated and except pursuant to applicable community property laws, to our knowledge, each person or entity listed in the table above has sole voting and investment power with respect to all shares listed as owned by such person or entity.

(2)	Represents shares of common stock directly owned by Comverse. Comverse beneficially owns an additional 10.3 million shares of common stock issuable upon conversion of our preferred stock, which together with the common stock directly owned by Comverse would equal 61.3% of our common stock prior to the offering, 57.1% of our common stock after the offering (assuming no exercise of the underwriters’ over-allotment option), and 56.4% of our common stock after the offering (assuming full exercise of the underwriters’ over-allotment option). See “Description of Capital Stock” for details on the conversion rights of the preferred stock.

(3)	Reflects the number of shares of common stock issuable to Comverse upon conversion of 293,000 shares of preferred stock if the preferred stock were converted into common stock within 60 days after the Reference Date inclusive of the effect of additional dividend accruals on the preferred stock during such 60 day period. If converted on the Reference Date, the preferred stock would be converted into approximately 10.3 million shares of common stock as indicated in the lead in to the table.

(4)	Comverse is the sole holder of our preferred stock. See “Certain Relationships and Related Party Transactions” for details on the rights of the preferred stock. At a special meeting of our stockholders, held on October 5, 2010, the conversion feature of our preferred stock was approved by our stockholders.

(5)	As reported in the Schedule 13G filed with the SEC on January 15, 2010 by Cadian Capital Management, LLC (CCM), on behalf of itself and Eric Bannasch, CCM and Eric Bannasch have shared voting and dispositive power over all the shares.

(6)	As reported in the Schedule 13G filed with the SEC on November 12, 2010 by Sankaty Credit Opportunities III, L.P. (COPS III), Sankaty Credit Opportunities IV, L.P. (COPS IV), Sankaty Credit Opportunities (Offshore) IV, L.P. (COPS IV Offshore), Sankaty Managed Account (PSERS), L.P. (PSERS), and Sankaty Advisors, LLC (Sankaty Advisors) (collectively, Sankaty). Each of Sankaty has sole voting and dispositive power over the following shares: COPS III — 401,546 shares; COPS IV — 581,920 shares; COPS IV Offshore — 749,698 shares; PSERS — 71,151 shares; and Sankaty Advisors — 195,190 shares.

(7)	Includes options to purchase 261,835 shares of common stock which are currently exercisable. Includes 173,752 shares of restricted stock which are fully vested. Mr. Bodner beneficially owns options to purchase 4,781 shares of Comverse common stock exercisable within 60 days after the Reference Date.

(8)	Consists of 32,145 shares of restricted stock which are fully vested.

(9)	Includes options to purchase 20,067 shares of common stock which are currently exercisable.

(10)	Includes options to purchase 68,642 shares of common stock which are currently exercisable. Includes 12,306 shares of restricted stock which are fully vested.

(11)	Includes options to purchase 20,000 shares of common stock which are currently exercisable.

(12)	Includes options to purchase 45,000 shares of common stock which are currently exercisable. Includes 26,227 shares of restricted stock which are fully vested.

(13)	Includes options to purchase 10,223 shares of common stock which are currently exercisable and 500 shares of common stock held following the exercise of stock options. Mr. Baker beneficially owns 12,000 shares of Comverse common stock, which are deliverable in settlement of vested deferred stock unit awards that are subject to deferred delivery. Mr. Baker also beneficially owns options to purchase 81,250 shares of Comverse common stock exercisable within 60 days after the Reference Date. Mr. Baker is a senior executive at Comverse. He disclaims beneficial ownership of any of our securities held by Comverse.

(14)	Mr. Bunyan beneficially owns 81,000 shares of Comverse common stock, which are deliverable in settlement of vested deferred stock unit awards that are subject to deferred delivery. Mr. Bunyan is a senior executive at Comverse. He disclaims beneficial ownership of any of our securities held by Comverse.

(15)	Mr. Burdick beneficially owns 46,107 shares of Comverse common stock, 26,107 shares of which are deliverable in settlement of vested deferred stock unit awards that are subject to deferred delivery. Mr. Burdick is a director of Comverse. He disclaims beneficial ownership of any of our securities held by Comverse.

(16)	Mr. Dahan beneficially owns 502,823 shares of Comverse common stock, which are deliverable in settlement of vested deferred stock unit awards that are subject to deferred delivery. Mr. Dahan is President, Chief Executive Officer, and a director of Comverse. He disclaims beneficial ownership of any of our securities held by Comverse.

(17)	Includes options to purchase 17,000 shares of common stock which are currently exercisable. Includes 5,000 shares of restricted stock which are unvested and subject to forfeiture.

(18)	Includes options to purchase 18,000 shares of common stock which are currently exercisable. Includes 17,000 shares of restricted stock, 12,000 of which are fully vested and of which 5,000 are unvested and subject to forfeiture.

(19)	Includes options to purchase 6,000 shares of common stock which are currently exercisable. Includes 5,000 shares of restricted stock which are unvested and subject to forfeiture.

(20)	Includes options to purchase 18,000 shares of common stock which are currently exercisable. Includes 7,070 shares of restricted stock, 2,070 of which are fully vested and of which 5,000 are unvested and subject to forfeiture.

(21)	Ms. Shah beneficially owns 44,667 shares of Comverse common stock, which are deliverable in settlement of vested deferred stock unit awards that are subject to deferred delivery. Ms. Shah is a senior executive at Comverse. She disclaims beneficial ownership of any of our securities held by Comverse.

(22)	Ms. Wright beneficially owns 55,001 shares of Comverse common stock, which are deliverable in settlement of vested deferred stock unit awards that are subject to deferred delivery. Ms. Wright is a senior executive at Comverse. She disclaims beneficial ownership of any of our securities held by Comverse.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following summarizes various agreements in place between Verint and related parties, principally Comverse (our majority stockholder) and its affiliates.
Under our audit committee charter, all related-party transactions (other than director and officer compensation arrangements approved by the full board of directors or the compensation committee) must be approved in advance by the audit committee of our board of directors. In addition to the requirements of our audit committee charter, we have a written policy regarding the approval of related-party transactions. Such policy provides that any related-party transaction, which includes any financial transaction, arrangement, or relationship between us and a related party, or any series of similar transactions, arrangements, or relationships between us and a related party, wherein the aggregate amount involved will or is expected to exceed $120,000 in any fiscal year, shall be described in writing and submitted to our Chief Compliance Officer prior to the transaction. Such proposed related-party transaction shall be reviewed by our Chief Compliance Officer and/or Chief Financial Officer and shall be submitted to our Audit Committee for its review and approval. Our Chief Compliance Officer, Chief Financial Officer, and Audit Committee will consider several factors in their review, including the fairness of the terms of the transaction, the role of the related party in the transaction, and whether the transaction could have an effect on the status of any director or director nominees as an independent director under applicable rules. The audit committee has reviewed and approved all of the agreements and transactions referred to in this section.
Comverse Financing Agreements
On May 25, 2007, in connection with our acquisition of Witness, we entered into a Securities Purchase Agreement with Comverse pursuant to which Comverse purchased, for cash, an aggregate of 293,000 shares of our preferred stock, at an aggregate purchase price of $293.0 million. Proceeds from the issuance of the preferred stock were used, together with the proceeds of the $650.0 million term loan under our credit agreement and cash on hand, to finance the consideration for the acquisition. For a description of the terms of the preferred stock held by Comverse, see “Description of Capital Stock”.
Other Agreements with Comverse
Federal Income Tax Sharing Agreement
We are party to a tax sharing agreement with Comverse which applies to periods prior to our IPO in which we were included in Comverse’s consolidated federal tax return. By virtue of its controlling ownership and this tax sharing agreement, Comverse effectively controls all of our tax decisions for periods ending prior to the completion of our IPO. Under the agreement, for periods during which we were included in Comverse’s consolidated tax return, we were required to pay Comverse an amount equal to the tax liability we would have owed, if any, had we filed a federal tax return on our own, as computed by Comverse in its reasonable discretion. Under the agreement, we were not entitled to receive any payments from Comverse in respect of, or to otherwise take advantage of, any loss resulting from the calculation of our separate tax liability. The tax sharing agreement also provided for certain payments in the event of adjustments to the group’s tax liability. The tax sharing agreement continues in effect until 60 days after the expiration of the applicable statute of limitations for the final year in which we were part of the Comverse consolidated group for tax purposes.
Business Opportunities Agreement
We are party to a business opportunities agreement with Comverse which addresses potential conflicts of interest between Comverse and us. This agreement allocates between Comverse and us opportunities to pursue transactions or matters that, absent such allocation, could constitute corporate opportunities of both companies. Under the agreement, each party is precluded from pursuing opportunities it may become aware of which are offered to an employee of the other party, even if such employee serves as a director of the other entity. For example, if one of the directors on our board designated by Comverse becomes aware of an opportunity that might be of interest to us, we cannot pursue that opportunity unless and until Comverse has failed to pursue it. The agreement also allocates to Comverse in the first instance a common interest opportunity which is offered to a person who is an employee of both Comverse and us or a director of both Comverse and us. We have also agreed to indemnify Comverse and its directors, officers, employees, and agents against any liabilities as a result of any claim that any provision of the agreement, or the failure to offer any business opportunity to us, violates or breaches any duty that may be owed to us by Comverse or any such person. Unless earlier terminated by the parties, the agreement will remain in place until Comverse no longer holds 20% of our voting power and no one on our board of directors is a director or employee of Comverse.

We have in the past and may from time to time in the future enter into other agreements with Comverse or its subsidiaries. For example, in the past we have entered into certain intercompany services agreements with Comverse or its subsidiaries relating to shared computer services, insurance, and use of personnel, as well as a patent cross-license agreement involving a third party. We believe that the terms of any such agreements have been, and expect that in the future any such terms would be, no less favorable to us than those we could obtain from an unaffiliated third party. Other than as described elsewhere in this prospectus, we do not believe that any of these historical agreements are currently material to us or to Comverse.
Registration Rights Agreements
We have entered into two registration rights agreements with Comverse. Under these registration rights agreements, Comverse can demand that we file a registration statement or request that its shares be covered by a registration statement that we are otherwise filing, as described below.
Demand Registration Rights
Pursuant to the registration rights agreement we entered into with Comverse at the time of our initial public offering, Comverse may, at any time, request that we register all or a portion of its common stock for sale under the Securities Act. Comverse is entitled to unlimited demand registrations of its shares on a registration statement on Form S-3 and one demand registration on a registration statement on Form S-1. This offering is being made as a result of Comverse’s exercise of its Form S-1 demand registration right. In connection with the exercise of the demand, we and Comverse entered into a letter agreement pursuant to which we agreed not to exercise our rights pursuant to the registration rights agreement to delay the filing of or offer shares pursuant to this prospectus, subject to certain limitations. Additionally, pursuant to a registration rights agreement we entered into with Comverse in May 2007, commencing 180 days after we regain compliance with SEC reporting requirements, and provided that the shares of our common stock underlying the preferred stock have been approved for issuance by a majority of our common stockholders, Comverse will be entitled to two demands to require us to register (which may be underwritten registrations, upon Comverse’s request) the preferred stock and the shares of common stock underlying the preferred stock for resale under the Securities Act. We are required to effect any such demand registration as requested, unless in the good faith judgment of our board of directors, such registration should be delayed. In addition, when we are eligible to use a registration statement on Form S-3, holders of a majority of the shares having demand registration rights may make unlimited requests that we register all or a portion of their common stock for sale under the Securities Act on a registration statement on Form S-3, so long as, in the case of a demand under the registration rights agreement relating to the preferred stock, the aggregate price to the public in connection with any such offering is at least $100.0 million.
Piggyback Registration Rights
In addition, if at any time after this offering we register any shares of our common stock, the holders of all shares having registration rights are entitled to include all or a portion of their preferred or common stock in the registration.
Other Provisions
In the event that any registration in which the holders of registrable shares participate pursuant to a registration rights agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.
We are required to pay all registration expenses related to any demand or piggyback registration, other than underwriting discounts, selling commissions and the fees and expenses of the selling stockholders’ own counsel. The registration rights agreements contain customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.

DESCRIPTION OF CAPITAL STOCK
Our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.001 per share, and 2,500,000 shares of preferred stock, par value $0.001 per share. We refer you to our Amended and Restated Certificate of Incorporation, our Bylaws, and the Certificate of Designations relating to the preferred stock, each of which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the applicable provisions of the DGCL.
Common Stock
Liquidation
Upon the liquidation, dissolution or winding up of Verint, holders of common stock are entitled to share ratably in all assets remaining after the payment of all debts and other liabilities and the liquidation preferences of any outstanding shares of preferred stock.
Dividends
Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as the board of directors may declare on the common stock out of funds legally available for that purpose. Our credit agreement contains a restrictive covenant which limits our ability to pay cash dividends on our common stock.
Voting Rights
Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. A majority of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote is required for any action by the stockholders (a) except as otherwise provided by law or our certificate of incorporation and (b) except that directors shall be elected by a plurality of the votes cast at elections. Holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, Comverse, our controlling stockholder, has the ability to elect all of our directors.
Series A Preferred Stock
Ranking
The preferred stock was issued at purchase price of $1,000 per share and ranks senior to our common stock.
Liquidation
The preferred stock has an initial liquidation preference equal to the purchase price of the preferred stock, or $1,000 per share. In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of Verint, the holders of the preferred stock will be entitled to receive, out of the assets available for distribution to our stockholders and before any distribution of assets is made on our common stock, an amount equal to the then-current liquidation preference plus accrued and unpaid dividends.
Dividends
Cash dividends on the preferred stock are cumulative and are accrued quarterly at a specified dividend rate on the liquidation preference in effect at such time. The dividend rate is 3.875% per annum. If we determine that we are prohibited from paying cash dividends on the preferred stock under the terms of our credit agreement or other debt instruments, we may elect to make such dividend payments in shares of our common stock, which common stock will be valued at 95% of the volume weighted-average price of our common stock for each of the five consecutive trading days ending on the second trading day immediately prior to the record date for such dividend. Our credit agreement contains a restrictive covenant which limits our ability to pay dividends on our preferred stock. Our ability to pay dividends on our common stock, which ranks junior to our preferred stock with respect to the payment of dividends, is limited if we have not declared a dividend for payment on the regularly scheduled dividend payment date of our preferred stock. Through the date hereof, no dividends have been declared or paid on the preferred stock.
Voting Rights
Each share of preferred stock is entitled to a number of votes equal to the number of shares of common stock into which such share of preferred stock is convertible at the conversion rate in effect on the date the preferred stock was issued to Comverse.
Conversion
Each share of preferred stock is convertible, at the option of the holder, into a number of shares of our common stock equal to the liquidation preference then in effect divided by the conversion price then in effect, which was initially set at $32.66 (as may be adjusted from time to time). The liquidation preference is equal to the issue price of $1,000 per share plus the sum of all accrued and unpaid dividends, whether or not declared. The initial conversion rate is set at 30.6185 shares of common stock for each share of preferred stock that is converted.
At any time, we may force the conversion of all, but not less than all, of the preferred stock into common stock at our option, but only if the closing sale price of our common stock immediately prior to such conversion equals or exceeds the conversion price then in effect by: (a) 140%, if the conversion is on or after the third anniversary of the issue date of the preferred stock but prior to the fourth anniversary of that issue date, or (b) 135%, if the conversion is on or after the fourth anniversary of that issue date.
Special Rights Upon a Fundamental Change
The terms of the preferred stock also provide that upon a fundamental change, as defined in the Certificate of Designation, the holders of the preferred stock will have the right to require us to repurchase the preferred stock for 100% of the liquidation preference then in effect. If we fail to repurchase the preferred stock as required upon a fundamental change, then the number of directors constituting the board of directors will be increased by two, and the holders of the preferred stock will have the right to elect two directors to fill such vacancies. Upon repurchase of the preferred stock subject to the fundamental change repurchase right, the holders of the preferred stock will no longer have the right to elect additional directors, the term of office of each additional director will terminate immediately upon such repurchase, and the number of directors will, without further action, be reduced by two. In addition, in the event of a fundamental change, the conversion rate will be increased to provide for additional shares of common stock issuable to the holders of the preferred stock upon conversion, based on a sliding scale depending on the acquisition price, as defined in the Certificate of Designation, ranging from zero to 3.7 additional shares of common stock for every share of preferred stock converted into common stock following a fundamental change.
Additional Series of Preferred Stock
The board of directors has the authority, without further action by the stockholders, to issue up to an additional 2,207,000 shares of preferred stock, par value $0.001 per share, in one or more series and to fix the powers, preferences, privileges and rights thereof, and the number of shares constituting any series or the designation of the series, without any further vote or action by stockholders. We believe that the board of directors’ authority to set the terms of, and our ability to issue, preferred stock will provide flexibility in connection with possible financing transactions in the future. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock and the likelihood that the holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control in us. We have no present plans to issue any additional shares of preferred stock.
Provisions of Delaware Law and Our Certificate of Incorporation and By-laws and State Law Provisions With Potential Antitakeover Effect
Certificate of Incorporation; By-laws
Our certificate of incorporation and by-laws contain provisions that could make more difficult the acquisition of the company by means of a tender offer, a proxy contest, or otherwise.
Advance Notice Procedures. Our by-laws establish advance notice procedures for stockholders to make nominations of candidates for election as directors, or bring other business before a meeting of our stockholders. These procedures provide that only persons who are nominated by or at the direction of our board of directors or by a stockholder who has given timely notice in proper written form to the secretary of our company prior to the annual or special meeting at which directors are to be elected will be eligible for election as directors. These procedures also require that, in order to raise matters at an annual meeting, those matters be raised before the meeting pursuant to the notice of meeting we deliver or by, or at the direction of, our board of directors or by a stockholder who is entitled to vote at the meeting and who has given timely notice in proper written form to the secretary of our company of his intention to raise those matters at the annual meeting. If our chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.
Authorized but Unissued Shares. The authorized but unissued shares of common stock are available for future issuance without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.
The Delaware General Corporation Law
We are subject to Section 203 of the DGCL which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with any person who becomes an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:
•	the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

•	the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
Limitation of Liability of Directors and Officers
Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for damages for breach of any duty owed to us or our stockholders except for liability for: (i) any breach of the director’s duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or, in failing to act, not having acted in good faith, or which involve intentional misconduct or a knowing violation of law, (iii) any matter for which a director shall be liable for willfully or negligently approving an unlawful payment of dividends or an unlawful purchase or redemption of stock under the DGCL, or (iv) having derived an improper personal benefit.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038 and its telephone number at this location is (212) 936-5100.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO NON-U.S. HOLDERS
The following is a summary of certain United States federal income tax considerations related to the purchase, ownership and disposition of our common stock that are applicable to a “non-U.S. holder” (defined below) of the common stock.
This summary:
•	does not purport to be a complete analysis of all of the potential tax considerations that may be applicable to an investor as a result of the investor’s particular tax situation;

•	is based on the Internal Revenue Code of 1986, as amended (the Code), the existing applicable United States federal income tax regulations promulgated or proposed under the Code, which we refer to as the “Treasury Regulations”, judicial authority and currently effective published rulings and administrative pronouncements, each as of the date hereof and each of which are subject to change or differing interpretation at any time, possibly with retroactive effect;

•	is applicable only to beneficial owners of common stock who hold their common stock as a “capital asset”, within the meaning of section 1221 of the Code;

•	does not address all aspects of United States federal income taxation that may be relevant to holders in light of their particular circumstances or who are subject to special treatment under United States federal income tax laws, including but not limited to:
o	certain former citizens and long-term residents of the United States;

o	persons who acquire common stock pursuant to the exercise of compensatory stock options or otherwise as compensation;

o	banks, insurance companies or other financial institutions;

o	dealers in securities or currencies;

o	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

o	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

o	“controlled foreign corporations” and “passive foreign investment companies”; and

o	partnerships, other pass-through entities and investors in these entities.

•	does not discuss any possible applicability of any United States state or local taxes, non-United States taxes or any United States federal tax other than the income tax, including, but not limited to, the federal gift tax and estate tax and the alternative minimum tax.

This summary of certain United States federal income tax considerations constitutes neither tax nor legal advice. Prospective investors are urged to consult their own tax advisors to determine the specific tax consequences and risks to them of purchasing, holding and disposing of our common stock, including the application to their particular situation of any United States federal estate and gift, United States alternative minimum, United States state and local, non-United States and other tax laws and of any applicable income tax treaty.
Non-U.S. Holder Defined
For purposes of this discussion, a non-U.S. holder is a beneficial holder of our common stock that is neither a “United States person” nor a partnership or entity or arrangement treated as a partnership for United States federal income tax purposes. A “United States person” is:
•	an individual citizen or resident of the United States;

•	a corporation, or other entity treated as an association taxable as a corporation for United States federal income tax purposes, that is organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable the Treasury Regulations to be treated as a United States person.
If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds our common stock, then the United States federal income tax treatment of a partner in that partnership generally will depend on the status of the partner and the partnership’s activities. Partners and partnerships should consult their own tax advisors with regard to the United States federal income tax treatment of an investment in our common stock.
Distributions
Distributions, if any, paid to a non-U.S. holder of our common stock, other than certain pro rata distributions of common stock, will constitute “dividends” for United States federal income tax purposes to the extent paid out of our current or accumulated earnings and profits as of the end of our taxable year of the distribution, as determined for United States federal income tax purposes. Any distributions that exceed both our current and accumulated earnings and profits would first constitute a non-taxable return of capital, which would reduce the holder’s basis in our common stock, but not below zero, and thereafter would be treated as gain from the sale of our common stock (see “—Sale or Taxable Disposition of Common Stock” below).
Subject to the following paragraphs, dividends on our common stock generally will be subject to United States federal withholding tax at a 30% gross rate, subject to any exemption or reduction as may be specified by an applicable income tax treaty. We may withhold up to 30% of either (i) the gross amount of the entire distribution, even if the amount of the distribution is greater than the amount constituting a dividend, as described above, or (ii) the amount of the distribution we project will be a dividend, based upon a reasonable estimate of both our current and our accumulated earnings and profits for the taxable year in which the distribution is made. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, a non-U.S. holder may obtain a refund of such excess amounts by timely filing a claim for refund with the Internal Revenue Service.
In order to claim the benefit of a reduced rate of or an exemption from withholding tax under an applicable income tax treaty, a non-U.S. holder will be required (i) to satisfy certain certification requirements, which may be made by providing us or our agent with a properly executed and completed Internal Revenue Service Form W-8BEN (or other applicable form) certifying, under penalty of perjury, that the holder qualifies for treaty benefits and is not a United States person or (ii) if our common stock is held through certain non-United States intermediaries, to satisfy the relevant certification requirements of Treasury Regulations. Special certification and other requirements apply to certain non-U.S. holders that are partnerships or other pass-through entities.
Dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base) are not subject to the withholding tax, provided that the non-U.S. holder so certifies, under penalty of perjury, on a properly executed and delivered Internal Revenue Service Form W-8ECI (or other applicable form). Instead, such dividends would be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person.
Corporate holders who receive effectively connected dividends may also be subject to an additional “branch profits tax” at a gross rate of 30% on their earnings and profits for the taxable year that are effectively connected with the holder’s conduct of a trade or business within the United States, subject to any exemption or reduction provided by an applicable income tax treaty.
Sale or Taxable Disposition of Common Stock
Any gain realized on the sale, exchange or other taxable disposition of our common stock generally will not be subject to United States federal income tax unless:
•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder or, in the case of an individual, a fixed base);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” (a USRPHC) for United States federal income tax purposes at any time during the shorter of the five-year period preceding such disposition and the non-U.S. holder’s holding period in the common stock.
A non-U.S. holder described in the first bullet point above generally will be subject to United States federal income tax on the net gain derived from the sale or disposition under regular graduated United States federal income tax rates, as if the holder were a United States person. If such non-U.S. holder is a corporation, then it may also, under certain circumstances, be subject to an additional “branch profits” tax at a gross rate of 30% on its earnings and profits for the taxable year that are effectively connected with its conduct of its United States trade or business, subject to exemption or reduction provided by an applicable income tax treaty.
An individual non-U.S. holder described in the second bullet point above will be subject to a tax at a 30% gross rate, subject to any exemption or reduction under an applicable income tax treaty, on the net gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.
With respect to the third bullet point above, we believe we are not, have not been and will not become a USRPHC for United States federal income tax purposes. However, in the event that we are or become a USRPHC at any time during the applicable period described in the third bullet point above, any gain recognized on a sale or other taxable disposition of our common stock may be subject to United States federal income tax, including any applicable withholding tax, if either (i) the non-U.S. holder beneficially owns, or has owned, more than 5% of the total fair value of our common stock at any time during the applicable period, or (ii) our common stock ceases to be traded on an “established securities market” within the meaning of the Code. Non-U.S. holders who own or may own more than 5% of our common stock are encouraged to consult their tax advisors with respect to the United States tax consequences of a disposition of our common stock.

Information Reporting and Backup Withholding
We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
A non-U.S. holder will be subject to backup withholding, currently at a 28% rate, for dividends paid to such holder unless such holder certifies under penalty of perjury as to its non-United States person status, or such holder otherwise establishes an exemption (provided that neither we nor the paying agent has actual knowledge or reason to know that such holder is a United States person or that the conditions of any other exemptions are not in fact satisfied).
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury as to its non-United States person status, or such owner otherwise establishes an exemption (provided that neither the broker nor intermediary has actual knowledge or reason to know that such owner is a United States person or that the conditions of any other exemptions are not in fact satisfied).
Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.
Recently Enacted Legislation
The recently enacted Hiring Incentives to Restore Employment Act (the HIRE Act), which was signed into law on March 18, 2010, modifies some of the rules described above, including with respect to certification requirements and information reporting, for certain stock held through a “foreign financial institution”. In the event of non-compliance with those revised requirements, a 30% United States withholding tax could be imposed on payments of dividends and sale proceeds in respect of our common stock made after December 31, 2012. Congress delegated broad authority to the United States Treasury Department to promulgate regulations to implement the new withholding and reporting regime. It cannot be predicted whether or how any regulations promulgated by the United States Treasury Department pursuant to this broad delegation of regulatory authority will affect holders of our stock. Prospective investors are urged to consult their own tax advisors regarding the HIRE Act and any regulations that may be promulgated thereunder that may be relevant to their investment in our stock.

UNDERWRITING
Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the selling stockholder has agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of shares of common stock:

Number
Underwriter	of Shares
Credit Suisse Securities (USA) LLC	1,100,000
Barclays Capital Inc.	288,000
Morgan Stanley & Co. Incorporated	288,000
RBC Capital Markets, LLC	198,000
Oppenheimer & Co. Inc.	126,000

Total	2,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
The selling stockholder has granted to the underwriters a 30-day option to purchase on a pro rata basis an aggregate of 300,000 additional outstanding shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.
We and the selling stockholder have agreed not to directly or indirectly offer, sell or otherwise dispose of any shares of our common stock or securities that may be converted into or exchanged or exercised for shares of our common stock for a period of 90 days from the date of this prospectus, subject to certain exceptions or with the prior written consent of the representative. These lock-up provisions will not apply to certain transactions, including the following:
•	the issuance by us of securities in an amount not to exceed in the aggregate 15% of our outstanding capital stock as of the date of the prospectus as consideration in, or in a capital raising transaction the proceeds of which are used for, any merger, acquisition, or other business combination, subject to the recipients agreeing to be bound by the terms of a similar lock-up agreement;
•	any transfer by the selling stockholder of our securities pursuant to a merger, acquisition, or other business combination involving us or a tender offer for any or all outstanding shares of our common stock; and
•	following the 45th day (trigger date) after the date of this prospectus, (i) any transfer by the selling stockholder of our securities representing not more than 10% of our securities outstanding as of the date of the prospectus in a transaction that does not require the registration of the securities under the Securities Act, (ii) the transfer by the selling stockholder of all of our securities held by it, or (iii) any grant by the selling stockholder of a security interest in our securities held by it for the benefit of a lender, provided in each case that the transferee or grantee, as applicable, agrees to be bound by the terms of a similar lock-up agreement.
Our executive officers and directors as of the date of the offering have agreed not to directly or indirectly offer, sell or otherwise dispose of any shares of our common stock or securities that may be converted into or exchanged or exercised for shares of our common stock for a period of 45 days from the date of this prospectus, subject to certain exceptions or with the prior written consent of the representative. These lock-up provisions will not apply to certain transactions by such executive officers and directors, including any transfer of our securities
•	by such person pursuant to a merger, acquisition, or other business combination involving us or a tender offer for any or all outstanding shares of our common stock and
•	solely to pay any withholding taxes in connection with the scheduled vesting of restricted stock and restricted stock unit grants during the lock-up period (representing the sale of approximately 90,000 shares of our common stock in the aggregate).
In the event that either (1) during the last 17 days of the relevant lock-up period or the last 17 days prior to the trigger date, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the relevant lock-up period or prior to the trigger date, we announce that we will release earnings results during the 16-day period beginning on the last day of the relevant lock-up period or on the trigger date, then in each case the relevant lock-up period or the trigger date will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless the representative waives, in writing, such extension.
The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.9450 per share. After the public offering the representative may change the public offering price and concession. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The following table summarizes the estimated expenses that we and the compensation that the selling stockholder will pay:

	Per Share		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment
Expenses payable by us	$0.78	$0.67	$1,551,308	$1,551,308
Underwriting discounts and commissions paid by selling stockholder	$1.75	$1.75	$3,500,000	$4,025,000
We and the selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.
The shares of common stock are listed on the NASDAQ Global Market under the symbol “VRNT”.

Certain of the underwriters have engaged in, and may in the future engage in, investment banking and other commercial transactions in the ordinary course of business with us or our affiliates (including the selling stockholder). They have received, or may in the future receive, customary fees and commissions in connection with these transactions. In addition, certain of the underwriters or their affiliates are or have been lenders under our existing credit facility.
Goldman, Sachs & Co. (“Goldman”), has entered into an engagement letter to act as financial advisor to the selling stockholder to explore a wide range of strategic and capital raising alternatives for the selling stockholder. Pursuant to the engagement letter, the selling stockholder agreed to compensate Goldman for its bona fide financial advisory services rendered to the selling stockholder. Goldman will receive a financial advisory fee equal to 0.8% of the total consideration paid for the selling stockholder’s shares of common stock sold in this offering (up to approximately $552,000) upon consummation of this offering.
In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.
•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.
These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.
A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS
Resale Restrictions
The distribution of the shares in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares are made. Any resale of the shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.
Representations of Purchasers
By purchasing shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us, the selling stockholder and the dealer from whom the purchase confirmation is received that:
•	the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 — Prospectus and Registration Exemptions,

•	the purchaser is a “permitted client” as defined in National Instrument 31-103— Registration Requirements and Exemptions,

•	where required by law, the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under the “Resale Restrictions” caption, and

•	the purchaser acknowledges and consents to the provision of specified information concerning the purchase of the shares to the regulatory authority that by law is entitled to collect the information, including certain personal information. For purchasers in Ontario, questions about such indirect collection of personal information should be directed to Administrative Support Clerk, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8 or to (416) 593-3684.
Rights of Action—Ontario Purchasers
Under Ontario securities legislation, certain purchasers who purchase shares offered by this document during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against the selling stockholder in the event that this document contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us and the selling stockholder. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the shares with knowledge of the misrepresentation, we and the selling stockholder will have no liability. In the case of an action for damages, we and the selling stockholder will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.
Enforcement of Legal Rights
All of our directors and officers as well as the experts named herein and the selling stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.
Taxation and Eligibility for Investment
Canadian purchasers of shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS
The validity of the common stock will be passed upon for us by Jones Day, New York, New York. The underwriters are being represented in connection with this offering by Shearman & Sterling LLP, New York, New York.
EXPERTS
The consolidated financial statements as of January 31, 2010 and 2009 and for each of the three years in the period ended January 31, 2010 of Verint Systems Inc. and the effectiveness of Verint Systems Inc.’s internal control over financial reporting as of January 31, 2010 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such reports are (1) included herein with respect to the consolidated financial statements (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to the adoption of new accounting guidance for the reporting and disclosure of noncontrolling interests), and (2) incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K with respect to the report on internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of Verint Systems Inc.’s internal control over financial reporting because of material weaknesses). Such consolidated financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
INFORMATION INCORPORATED BY REFERENCE
The SEC allows us to incorporate by reference certain of our publicly filed documents into this prospectus, which means that we can disclose important business and financial information to you that is not included in or delivered with this prospectus by referring you to publicly filed documents that contain the omitted information. The information incorporated by reference is considered to be part of this prospectus. You will be deemed to have notice of all information incorporated by reference into this prospectus as if that information were included in this prospectus.
The following documents that we have filed with the SEC are incorporated herein by reference:
•	our Annual Report on Form 10-K for the year ended January 31, 2010, filed with the SEC on May 19, 2010, as amended on June 18, 2010;

•	our Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2010, filed with the SEC on June 9, 2010;

•	our Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2010, filed with the SEC on September 8, 2010;

•	our Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2010, filed with the SEC on December 10, 2010;

•	our Definitive Proxy Statements on Schedule 14A, filed with the SEC on August 31, 2010 and on December 10, 2010; and

•	our Current Reports on Form 8-K, filed with the SEC on February 4, 2010, February 23, 2010, March 3, 2010, March 22, 2010, April 21, 2010, May 3, 2010, July 19, 2010, August 2, 2010, October 7, 2010, October 12, 2010, October 27, 2010, January 6, 2011 and January 7, 2011.

Any statement contained in any document incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as modified or superseded, to constitute a part of this prospectus. This prospectus is part of a Registration Statement on Form S-1 that we filed with the SEC and does not contain all of the information set forth in that Registration Statement.
We will provide, free of charge, to any person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this prospectus, other than exhibits to those documents unless specifically incorporated by reference. To request a copy of those documents, you should contact us as set forth below under “Where You Can Find Additional Information.”
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We file annual, quarterly and current reports, proxy statements, and other information with the SEC. The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important business and financial information to you that is not included in or delivered with this prospectus by referring you to publicly filed documents that contain the omitted information. We provide a list of all documents we incorporate by reference into this prospectus under “Information Incorporated by Reference” above.
Through our website at www.verint.com, we make available the information that we incorporate by reference into this prospectus, as well as other reports, proxy statements, and other information that we file with the SEC. You may also read and copy those materials at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room. In addition, we are required to file electronic versions of those materials with the SEC through the SEC’s EDGAR system. The SEC maintains a website at www.sec.gov that contains reports, proxy statements, and other information that registrants, such as we, file electronically with the SEC. Our website address set forth above is not intended to be an active link, and information on our website is not incorporated in, and should not be construed to be a part of, this prospectus.
Each person to whom a prospectus is delivered may also request a copy of those materials, free of charge, by contacting us at:
Verint Systems Inc.
330 South Service Road
Melville, New York 11747
(631) 962-9600
Attn: Corporate Secretary

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
Verint Systems Inc.
Melville, New York
We have audited the accompanying consolidated balance sheets of Verint Systems Inc. and subsidiaries (the “Company”) as of January 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended January 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Verint Systems Inc. and subsidiaries as of January 31, 2010 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 1 to the consolidated financial statements, effective February 1, 2009, the Company adopted Financial Accounting Standards Board ASC 810, Consolidation Noncontrolling Interests.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of January 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 18, 2010 expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses.
/s/ DELOITTE & TOUCHE LLP
New York, New York
May 18, 2010

VERINT SYSTEMS INC. AND SUBSIDIARIES
Consolidated Balance Sheets
As of January 31, 2010 and 2009

	January 31,
(in thousands, except share and per share data)	2010	2009
Assets
Current Assets:
Cash and cash equivalents	$184,335	$115,928
Restricted cash and bank time deposits	5,206	7,722
Accounts receivable, net of allowance for doubtful accounts of $4.7 million and $6.0 million, respectively	127,826	113,178
Inventories	14,373	20,455
Deferred cost of revenue	11,232	8,935
Deferred income taxes	21,140	14,314
Prepaid expenses and other current assets	43,414	32,434

Total current assets	407,526	312,966

Property and equipment, net	24,453	30,544
Goodwill	724,670	709,984
Intangible assets, net	173,833	200,203
Capitalized software development costs, net	8,530	10,489
Deferred cost of revenue	33,019	47,913
Deferred income taxes	7,469	6,478
Other assets	16,837	18,816

Total assets	$1,396,337	$1,337,393

Liabilities, Preferred Stock, and Stockholders’ Deficit
Current Liabilities:
Accounts payable	$46,570	$38,484
Accrued expenses and other liabilities	154,935	146,338
Current maturities of long-term debt	22,678	4,088
Deferred revenue	183,719	160,918
Deferred income taxes	487	403
Liabilities to affiliates	1,709	1,389

Total current liabilities	410,098	351,620

Long-term debt	598,234	620,912
Deferred income taxes	21,425	13,424
Deferred revenue	51,412	88,985
Other liabilities	44,193	52,980

Total liabilities	1,125,362	1,127,921

Preferred Stock — $0.001 par value; authorized 2,500,000 shares. Series A convertible preferred stock; 293,000 shares issued and outstanding; aggregate liquidation preference and redemption value of $325,904 at January 31, 2010.	285,542	285,542

Commitments and Contingencies
Stockholders’ Deficit:
Common stock — $0.001 par value; authorized 120,000,000 shares. Issued 32,687,000 and 32,623,000 shares, respectively; outstanding 32,584,000 and 32,535,000 shares, respectively.	33	32
Additional paid-in capital	451,166	419,937
Treasury stock, at cost — 103,000 and 88,000 shares, respectively.	(2,493)	(2,353)
Accumulated deficit	(420,338)	(435,955)
Accumulated other comprehensive loss	(43,134)	(58,404)

Total Verint Systems Inc. stockholders’ deficit	(14,766)	(76,743)
Noncontrolling interest	199	673

Total stockholders’ deficit	(14,567)	(76,070)

Total liabilities, preferred stock, and stockholders’ deficit	$1,396,337	$1,337,393

See notes to consolidated financial statements.

VERINT SYSTEMS INC. AND SUBSIDIARIES
Consolidated Statements of Operations
For the Years Ended January 31, 2010, 2009, and 2008

	Year Ended January 31,
(in thousands, except per share data)	2010	2009	2008
Revenue:
Product	$374,272	$365,485	$333,130
Service and support	329,361	304,059	201,413

Total revenue	703,633	669,544	534,543

Cost of revenue:
Product	131,523	131,638	121,627
Service and support	100,391	117,588	100,397
Amortization and impairment of acquired technology	8,021	9,024	8,018

Total cost of revenue	239,935	258,250	230,042

Gross profit	463,698	411,294	304,501

Operating expenses:
Research and development, net	83,797	88,309	87,668
Selling, general and administrative	291,813	282,147	259,183
Amortization of other acquired intangible assets	22,268	25,249	19,668
In-process research and development	—	—	6,682
Impairments of goodwill and other acquired intangible assets	—	25,961	22,934
Integration, restructuring and other, net	141	4,654	22,996

Total operating expenses	398,019	426,320	419,131

Operating income (loss)	65,679	(15,026)	(114,630)

Other income (expense), net:
Interest income	616	1,872	5,443
Interest expense	(24,964)	(37,211)	(36,862)
Other expense, net	(17,123)	(8,541)	(23,767)

Total other expense, net	(41,471)	(43,880)	(55,186)

Income (loss) before provision for income taxes	24,208	(58,906)	(169,816)
Provision for income taxes	7,108	19,671	27,729

Net income (loss)	17,100	(78,577)	(197,545)
Net income attributable to noncontrolling interest	1,483	1,811	1,064

Net income (loss) attributable to Verint Systems Inc.	15,617	(80,388)	(198,609)
Dividends on preferred stock	(13,591)	(13,064)	(8,681)

Net income (loss) attributable to Verint Systems Inc. common shares	$2,026	$(93,452)	$(207,290)

Net income (loss) per share attributable to Verint Systems Inc.
Basic	$0.06	$(2.88)	$(6.43)

Diluted	$0.06	$(2.88)	$(6.43)

Weighted-average common shares outstanding
Basic	32,478	32,394	32,222

Diluted	33,127	32,394	32,222

See notes to consolidated financial statements.

VERINT SYSTEMS INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity (Deficit)
For the Years Ended January 31, 2010, 2009, and 2008

	Verint Systems Inc. Stockholders’ Equity (Deficit)
						Accumulated Other
						Comprehensive Income
	Common Stock					(Loss)			Total
			Additional			Unrealized	Cumulative		Stockholders’
		Par	Paid-in	Treasury	Accumulated	Gains	Translation	Noncontrolling	Equity
(in thousands)	Shares	Value	Capital	Stock	Deficit	(Losses)	Adjustment	Interest	(Deficit)
Balances as of January 31, 2007 - as reported	32,519	$32	$352,895	$(936)	$(153,602)	$(12)	$(773)	$—	$197,604
Effect of adoption of new accounting standard for noncontrolling interests in consolidated financial statements	—	—	—	—	—	—	—	1,286	1,286

Balances as of January 31, 2007 - as adjusted	32,519	32	352,895	(936)	(153,602)	(12)	(773)	1,286	198,890

Comprehensive income (loss):
Net income (loss)	—	—	—	—	(198,609)	—	—	1,064	(197,545)
Unrealized gains on available for sale securities, net	—	—	—	—	—	12	—	—	12
Currency translation adjustment	—	—	—	—	—	—	163	—	163

Total comprehensive income (loss)	—	—	—	—	(198,609)	12	163	1,064	(197,370)
Cumulative effect of the adoption of new accounting standard for uncertainty in income taxes	—	—	(1,674)	—	(3,356)	—	—	—	(5,030)
Stock-based compensation expense	—	—	31,013	—	—	—	—	—	31,013
Stock options issued in business acquisition	—	—	4,717	—	—	—	—	—	4,717
Common stock issued for stock awards	53	—	—	—	—	—	—	—	—
Forfeitures of restricted stock awards	(33)	—	792	(792)	—	—	—	—	—
Purchases of treasury stock	(13)	—	—	(366)	—	—	—	—	(366)
Dividends to noncontrolling interest	—	—	—	—	—	—	—	(1,323)	(1,323)
Tax effects from stock award plans	—	—	(206)	—	—	—	—	—	(206)

Balances as of January 31, 2008	32,526	32	387,537	(2,094)	(355,567)	—	(610)	1,027	30,325

Comprehensive income (loss):
Net income (loss)	—	—	—	—	(80,388)	—	—	1,811	(78,577)
Unrealized gains on derivative financial instruments, net	—	—	—	—	—	101	—	—	101
Unrealized losses on available for sale securities, net	—	—	—	—	—	(29)	—	—	(29)
Currency translation adjustment	—	—	—	—	—	—	(57,866)	(23)	(57,889)

Total comprehensive income (loss)	—	—	—	—	(80,388)	72	(57,866)	1,788	(136,394)
Stock-based compensation expense	—	—	32,040	—	—	—	—	—	32,040
Common stock issued for stock awards	23	—	—	—	—	—	—	—	—
Forfeitures of restricted stock awards	(9)	—	166	(166)	—	—	—	—	—
Purchases of treasury stock	(5)	—	—	(93)	—	—	—	—	(93)
Dividends to noncontrolling interest	—	—	—	—	—	—	—	(2,142)	(2,142)
Tax effects from stock award plans	—	—	(21)	—	—	—	—	—	(21)
Other tax adjustments	—	—	215	—	—	—	—	—	215

Balances as of January 31, 2009	32,535	32	419,937	(2,353)	(435,955)	72	(58,476)	673	(76,070)

Comprehensive income:
Net income	—	—	—	—	15,617	—	—	1,483	17,100
Unrealized gains on derivative financial instruments, net	—	—	—	—	—	5	—	—	5
Unrealized gains on available for sale securities, net	—	—	—	—	—	34	—	—	34
Currency translation adjustment	—	—	—	—	—	—	15,231	46	15,277

Total comprehensive income	—	—	—	—	15,617	39	15,231	1,529	32,416
Stock-based compensation expense	—	—	31,195	—	—	—	—	—	31,195
Common stock issued for stock awards	64	1	—	—	—	—	—	—	1
Forfeitures of restricted stock awards	(4)	—	34	(34)	—	—	—	—	—
Purchases of treasury stock	(11)	—	—	(106)	—	—	—	—	(106)
Dividends to noncontrolling interest	—	—	—	—	—	—	—	(2,003)	(2,003)

Balances as of January 31, 2010	32,584	$33	$451,166	$(2,493)	$(420,338)	$111	$(43,245)	$199	$(14,567)

See notes to consolidated financial statements.

VERINT SYSTEMS INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Years Ended January 31, 2010, 2009, and 2008

	Year Ended January 31,
(in thousands)	2010	2009	2008
Cash flows from operating activities:
Net income (loss)	$17,100	$(78,577)	$(197,545)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	49,290	55,142	46,791
Provision for doubtful accounts	849	793	3,380
Impairments of assets	—	25,961	28,083
In-process research and development	—	—	6,682
Stock-based compensation	31,195	32,040	31,013
Provision (benefit) for deferred income taxes	(62)	17,768	19,992
Non-cash losses on derivative financial instruments, net	14,709	14,591	22,267
Non-cash gains on sales of auction rate securities	—	(4,713)	—
Other non-cash items, net	1,443	441	1,567
Changes in operating assets and liabilities, net of effects of business combinations:
Accounts receivable	(13,910)	(3,328)	(20,184)
Inventories	5,686	(2,761)	1,005
Deferred cost of revenue	14,082	12,201	5,613
Accounts payable and accrued expenses	12,912	(10,754)	8,480
Deferred revenue	(21,143)	(7,329)	25,130
Prepaid expenses and other assets	(11,542)	8,876	14,040
Other liabilities	471	(6,877)	4,697
Other, net	(243)	161	(1,310)

Net cash provided by (used in) operating activities	100,837	53,635	(299)

Cash flows from investing activities:
Cash paid for business combinations, net of cash acquired, including payments of contingent consideration	(96)	(3,092)	(953,154)
Purchases of property and equipment	(4,965)	(11,113)	(14,247)
Purchases of investments	—	—	(208,000)
Sales and maturities of investments	—	7,000	328,465
Settlements of derivative financial instruments not designated as hedges	(19,414)	(10,041)	—
Cash paid for capitalized software development costs	(2,715)	(4,547)	(4,624)
Other investing activities	2,591	(4,454)	(173)

Net cash used in investing activities	(24,599)	(26,247)	(851,733)

Cash flows from financing activities:
Proceeds from issuance of preferred stock	—	—	293,000
Proceeds from borrowings	—	15,000	650,000
Repayments of borrowings and other financing obligations	(6,088)	(2,869)	(42,496)
Payment of debt issuance and other debt related costs	(152)	(150)	(13,606)
Dividends paid to noncontrolling interest	(4,145)	—	(1,323)
Other financing activities	(106)	(93)	(558)

Net cash provided by (used in) financing activities	(10,491)	11,888	885,017

Effect of exchange rate changes on cash and cash equivalents	2,660	(6,581)	923

Net increase in cash and cash equivalents	68,407	32,695	33,908
Cash and cash equivalents, beginning of year	115,928	83,233	49,325

Cash and cash equivalents, end of year	$184,335	$115,928	$83,233

Supplemental disclosures of cash flow information:
Cash paid for interest	$24,705	$36,544	$30,680

Cash paid for income taxes	$11,661	$3,319	$4,113

Non-cash investing and financing transactions:
Fair value of stock options exchanged in connection with business combinations	$—	$—	$4,717

Accrued but unpaid purchases of property and equipment	$642	$382	$1,466

Inventory transfers to property and equipment	$621	$1,325	$795

Business combination consideration earned, but paid in subsequent periods	$—	$—	$1,796

Settlement of embedded derivative	$—	$8,121	$—

Dividend to noncontrolling interest — declared, but paid in subsequent period	$—	$2,142	$—

See notes to consolidated financial statements.

VERINT SYSTEMS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Description of Business
Unless the context otherwise requires, the terms “Verint”, “we”, “us”, and “our” in these notes to consolidated financial statements refer to Verint Systems Inc. and its consolidated subsidiaries.
Verint® Systems Inc. is a leading global provider of Actionable Intelligence® solutions and value-added services designed to help organizations make timely and effective decisions. Our solutions are used to capture, distill, and analyze complex and underused information sources, such as voice, video, and unstructured text. In the enterprise market, our workforce optimization solutions help organizations enhance customer service operations in contact centers, branches, and back-office environments to increase customer satisfaction, reduce operating costs, identify revenue opportunities, and improve profitability. In the security intelligence market, our video intelligence, public safety, and communications intelligence and investigative solutions are used by government and commercial organizations in their efforts to protect people, property, and infrastructure.
Basis of Presentation
We are a majority-owned subsidiary of Comverse Technology, Inc. (“Comverse”). During the three years ended January 31, 2010, Comverse did not provide us with material levels of corporate or administrative services.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Verint Systems Inc., our wholly owned subsidiaries, and a joint venture in which we hold a 50% equity interest. This joint venture functions as a systems integrator for Asian markets and is a variable interest entity in which we are the primary beneficiary. Investments in companies in which we have less than a 20% ownership interest and do not exercise significant influence are accounted for at cost.
We have included the results of operations of acquired companies from the date of acquisition. All significant intercompany transactions and balances have been eliminated.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires our management to make estimates and assumptions, which may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
Cash primarily consists of cash on hand and bank deposits. Cash equivalents primarily consist of interest-bearing money market accounts and other highly liquid investments with an original maturity of three months or less when purchased.

Restricted Cash and Bank Time Deposits
Restricted cash and restricted bank time deposits are pledged as collateral or otherwise restricted as to use for vendor payables, general liability insurance, workers’ compensation insurance, and warranty programs. Restricted bank time deposits generally consist of certificates of deposit with original maturities of between 90 and 360 days.
Investments
As of January 31, 2010 and 2009, all of our available operating funds are in cash and cash equivalents or restricted cash. Historically, investments generally consist of marketable debt securities of corporations, the U.S. government, and agencies of the U.S. government. Through January 31, 2008, we also periodically invested in auction rate securities (“ARS”). Effective in the year ended January 31, 2009, we no longer invest in ARS as a matter of policy.
Our investments in marketable securities are classified as available-for-sale, and are stated at fair value based on market quotes. Investments with stated maturities beyond one year are classified as short-term if the securities are highly marketable and readily convertible into cash for current operations. Unrealized gains and losses, net of deferred taxes, are recorded as a component of accumulated other comprehensive income in stockholders’ equity (deficit). We recognize realized gains and losses upon sale of short-term investments and declines in value deemed to be other than temporary using the specific identification method. Interest on short-term investments is recognized within income when earned.
We periodically review our investments for indications of possible impairment in value. Factors considered in determining whether a loss is other than temporary include the length of time and extent to which fair value has been below the cost basis, the financial condition and near-term prospects of the investee, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Upon sale, the cumulative unrealized gain or loss associated with the sold security that was previously recorded in accumulated other comprehensive income (loss) is reclassified into the consolidated statement of operations as a realized gain (loss), which is included in interest and other income, net.
Concentrations of Credit Risk
Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents, bank time deposits, short-term investments, and trade accounts receivable. We invest our cash in bank accounts, certificates of deposit, and money market accounts with major financial institutions, in U.S. Treasury and agency obligations, and in debt securities of corporations. By policy, we seek to limit credit exposure on investments through diversification and by restricting our investments to highly rated securities.
We grant credit terms to our customers in the ordinary course of business. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers comprising our customer base and their dispersion across different geographic areas.
Accounts Receivable, Net
Accounts receivable are recorded at the invoiced amount and are not interest-bearing, subject to the following:
The application of our revenue recognition policies sometimes results in circumstances for which we are unable to recognize revenue relating to sales transactions that have been billed, but the related account receivable has not been collected. For consolidated balance sheet presentation purposes, we do not recognize the deferred revenue or the related account receivable and no amounts appear in our consolidated balance sheets for such transactions. Only to the extent that we have received cash for a given deferred revenue transaction is the amount included in deferred revenue on the consolidated balance sheets.

Allowance for Doubtful Accounts
We estimate the collectability of our accounts receivable balances each accounting period and adjust our allowance for doubtful accounts accordingly. We exercise a considerable amount of judgment in assessing the collectability of accounts receivable, including consideration of the creditworthiness of each customer, their collection history, and the related aging of past due receivables balances. We evaluate specific accounts when we learn that a customer may be experiencing a deterioration of its financial condition due to lower credit ratings, bankruptcy, or other factors that may affect its ability to render payment.
The following table summarizes the activity in our allowance for doubtful accounts for the years ended January 31, 2010, 2009, and 2008:

	Year Ended January 31,
(in thousands)	2010	2009	2008
Balance at beginning of year	$5,989	$6,490	$2,630
Provisions charged to expense	801	793	3,366
Amounts written off	(2,210)	(868)	(251)
Other (1)	126	(426)	745

Balance at end of year	$4,706	$5,989	$6,490

(1)	Includes balances from acquisitions and changes in balances due to changes in foreign currency exchange rates.
Inventories
Inventories are stated at the lower of cost or market. Cost is determined using the weighted- average method of inventory accounting. The valuation of our inventories requires us to make estimates regarding excess or obsolete inventories, including making estimates of the future demand for our products. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand, price, or technological developments could have a significant impact on the value of our inventory and reported operating results. Charges for excess and obsolete inventories are included within cost of revenue.
Property and Equipment, net
Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method based over the estimated useful lives of the assets. We depreciate our property and equipment, other than buildings and leasehold improvements, over periods ranging from three to ten years. Buildings are depreciated over periods ranging from twenty-five to thirty years. Furniture and fixtures are depreciated over periods ranging from three to ten years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term.
The cost of maintenance and repairs of property and equipment is charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation or amortization thereon are removed from the consolidated balance sheet and any resulting gain or loss is recognized in the consolidated statement of operations.
Goodwill, Other Acquired Intangible Assets, and Long-lived Assets
We record goodwill when the purchase price of net tangible and intangible assets we acquire exceeds their fair value. Other acquired intangible assets include identifiable acquired technologies, trade names, customer relationships, distribution networks, sales backlogs, and non-competition agreements. We amortize the cost of finite-lived identifiable intangible assets on a straight-line basis, which approximates the pattern in which the economic benefits of the assets are expected to be realized, over their estimated useful lives, which are periods of ten years or less.
We regularly perform reviews to determine if the carrying values of our goodwill and other intangible assets are impaired. We review goodwill for impairment at least annually on November 1, or more frequently if an event occurs indicating the potential for impairment. As of January 31, 2010 and 2009, we had no indefinite-lived intangible assets other than goodwill. To test for potential impairment, we first perform an assessment of the fair value of our reporting units. We utilize three primary approaches to determine fair value: (a) an income based approach, using projected discounted cash flows, (b) a market based approach, using multiples of comparable companies, and (c) a transaction based approach, using multiples for recent acquisitions of similar businesses made in the marketplace.
Our estimate of fair value of each reporting unit is based on a number of subjective factors, including: (a) appropriate weighting of valuation approaches (income approach, comparable public company approach, and comparable transaction approach), (b) estimates of our future cost structure, (c) discount rates for our estimated cash flows, (d) selection of peer group companies for the public company and the market transaction approaches, (e) required levels of working capital, (f) assumed terminal value, and (g) time horizon of cash flow forecasts.
The fair value of each reporting unit is compared to its carrying value to determine whether there is an indication of impairment in value. If an indication of impairment exists, we perform a second analysis to measure the amount of impairment, if any. During the years ended January 31, 2009 and 2008, we recorded non-cash charges to recognize impairments of goodwill of $26.0 million and $20.6 million, respectively. We did not record any impairment of goodwill for the year ended January 31, 2010.
We review intangible assets that have finite useful lives and other long-lived assets when an event occurs indicating the potential for impairment. If any indicators are present, we perform a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the assets in question to their carrying amounts. If the undiscounted cash flows used in the test for recoverability are less than the long-lived assets carrying amount, we determine the fair value of the long-lived asset and recognize an impairment loss if the carrying amount of the long-lived asset exceeds its fair value. The impairment loss recognized is the amount by which the carrying amount of the long-lived asset exceeds its fair value.
During the year ended January 31, 2008, we recorded non-cash charges to recognize impairments of long-lived intangible assets other than goodwill of $2.7 million. No impairments of long-lived assets other than goodwill were recorded during the years ended January 31, 2010 or 2009.
Further discussion of these impairment charges appears in Note 5, “Intangible Assets and Goodwill”. Impairment charges related to operating expenses are included in impairments of goodwill and other acquired intangible assets and impairment charges related to cost of revenue are included in amortization and impairment of acquired technology on the accompanying consolidated statements of operations.
Fair Value of Financial Instruments
Our recorded amounts of cash and cash equivalents, accounts receivable, investments, and accounts payable approximate fair value, due to the short-term nature of these instruments. We measure certain financial assets and liabilities at fair value based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The fair value of money market funds, derivative financial instruments, and long-term debt are disclosed in Note 13, “Fair Value Measurements and Derivative Financial Instruments”.
Derivative Financial Instruments
As part of our risk management strategy we use derivative financial instruments including forward contracts and interest rate swap agreements to hedge against certain foreign currency and interest rate exposures. Our intent is to offset gains and losses that occur from the underlying exposure with gains and losses on the derivative contracts used to offset them. As a matter of company policy, we do not enter into speculative positions with derivative instruments. The criteria we use for designating a derivative as a hedge include contemporaneous and ongoing documentation of the instrument’s effectiveness in risk reduction and direct matching of the financial instrument to the underlying transaction. We record all derivatives in other assets or other liabilities on our consolidated balance sheets at their fair values. Gains and losses from the changes in values of these derivatives are accounted for based on the use of the derivative and whether it qualifies for hedge accounting.
For the years ended January 31, 2010 and 2009, certain foreign currency forward contracts qualified for accounting as hedges and accordingly the effective portions of the changes in fair value of these instruments were recorded in accumulated other comprehensive income (loss) in our consolidated balance sheets, net of applicable income taxes. The ineffective portion, if any, of these contracts is reported in other income (expense), net. For derivative financial instruments not accounted for as hedges, gains and losses from changes in their fair values are reported in other income (expense), net. For the year ended January 31, 2008, none of our derivative instruments were accounted for using hedge accounting, and accordingly, all derivatives were marked-to-market at the end of each accounting period, with changes in fair value, whether realized or unrealized, recognized in current period earnings within other income (expense), net. See Note 13, “Fair Value Measurements and Derivative Financial Instruments”, for further details regarding our hedging activities and related accounting policies.
Long-term Debt
We capitalize debt issuance costs incurred in connection with our long-term borrowings and credit facilities. We amortize these costs as an adjustment to interest expense over the contractual life of the associated long-term borrowing or credit facility using the effective interest method for long-term borrowings and the straight-line method for revolving credit facilities. When unscheduled principal payments are made, we adjust the amortization of our deferred debt issuance costs to reflect the expected remaining terms of the borrowing.
Segment Reporting
We have three operating segments, which are also our reportable segments, Enterprise Workforce Optimization Solutions (“Workforce Optimization”), Video Intelligence Solutions (“Video Intelligence”), and Communications Intelligence and Investigative Solutions (“Communications Intelligence”). We determine our reportable segments based on a number of factors our management uses to evaluate and run our business operations, including similarities of customers, products and technology. Our Chief Executive Officer is our chief operating decision maker, who utilizes segment revenues and segment operating contribution as the primary basis for assessing financial results of segments and for the allocation of resources. See Note 17, “Segment, Geographic, and Significant Customer Information”, for a full description of our segments and related accounting policies.
Revenue Recognition
We derive and report our revenue in two categories: (a) product revenue including hardware and software products and (b) service and support revenue, including revenue from installation services, post-contract customer support (“PCS”), project management, hosting services, and training services.
Our revenue recognition policy is a critical component of determining our operating results and is based on a complex set of accounting rules that require us to make significant judgments and estimates. Our customer arrangements typically include several elements including products, services, and support. Revenue recognition for a particular arrangement is dependent upon such factors as the level of customization within the solution and the contractual delivery, acceptance, payment, and support terms with the customer. Significant judgment is required to conclude whether collectability of fees is considered probable and whether fees are fixed and determinable. In addition, our multiple-element arrangements must be carefully reviewed to determine whether the fair value of each element can be established, which is a critical factor in determining the timing of the arrangement’s revenue recognition.

For software license arrangements that do not require significant modification or customization of the underlying software, we recognize revenue when we have persuasive evidence of an arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable and collectability is probable.
The majority of our software license arrangements contain multiple elements including software, hardware, PCS, and professional services such as installation, consulting, and training. We allocate revenue to the delivered elements of the arrangement using the residual method, whereby revenue is allocated to the undelivered elements based on vendor specific objective evidence of fair value (“VSOE”) of the undelivered elements with the remaining arrangement fee allocated to the delivered elements and recognized as revenue assuming all other revenue recognition criteria are met. If we are unable to establish VSOE for the undelivered elements of the arrangement, revenue recognition is deferred for the entire arrangement until all elements of the arrangement are delivered. However, if the only undelivered element is PCS, we recognize the arrangement fee ratably over the PCS period.
For multiple-element arrangements for which we are unable to establish VSOE of one or more elements, and where such arrangements are recognized ratably, we use various available indicators of fair value and apply our best judgment to reasonably classify the arrangement’s revenue into product revenue and service revenue for financial reporting purposes. For these arrangements, we review our VSOE for training, installation, and PCS services from similar transactions and stand-alone services arrangements and prepare comparisons to peers, in order to determine reasonable and consistent approximations of fair values of service revenue for statement of operations classification purposes with the remaining amount being allocated to product revenue. Installation services associated with our Communications Intelligence arrangements are included within product revenue as such amounts are not considered material.
Our policy for establishing VSOE for installation, consulting, and training is based upon an analysis of separate sales of services.
PCS revenues are derived from providing technical software support services and unspecified software updates and upgrades to customers on a when-and-if-available basis. PCS revenue is recognized ratably over the term of the maintenance period, which in most cases is one year. When PCS is included within a multiple-element arrangement, we utilize either the substantive renewal rate approach or the bell-shaped curve approach to establish VSOE for the PCS, depending upon the business segment, geographical region, or product line.
Under the bell-shaped curve approach of establishing VSOE, we perform VSOE compliance tests to ensure that a substantial majority of our actual PCS renewals are within a narrow range of pricing.
Under the substantive renewal rate approach, we believe it is necessary to evaluate whether both the support renewal rate and term are substantive, and whether the renewal rate is being consistently applied to subsequent renewals for a particular customer. We establish VSOE under this approach through analyzing the renewal rate stated in the customer agreement and determining whether that rate is above the minimum substantive VSOE renewal rate established for that particular PCS offering. The minimum substantive VSOE rate is determined based upon an analysis of renewal rates associated with historical PCS contracts. For contracts that do not contain a stated renewal rate, revenue associated with the entire bundled arrangement is recognized ratably over the PCS term. Contracts that have a renewal rate below the minimum substantive VSOE rate are deemed to contain a more than insignificant discount element, for which VSOE cannot be established. We recognize aggregate contractual revenue for these arrangements over the period that the customer is entitled to renew its PCS at the discounted rate, but not to exceed the estimated economic life of the product. We evaluate many factors in determining the estimated economic life of our products, including the support period of the product, technological obsolescence, and the customers’ expectations. We have concluded that our software products have estimated economic lives ranging from five to seven years.
For certain of our products, we do not have an explicit obligation to provide PCS but as a matter of business practice have provided implied PCS. The implied PCS is accounted for as a separate element for which VSOE does not exist. Arrangements that contain implied PCS are recognized over the period the implied PCS is provided, but not to exceed the estimated economic life of the product.

For shipment of products that include embedded firmware that has been deemed incidental, we recognize revenue provided that persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable, and collectability of the fee is reasonably assured. For shipments of hardware products, delivery is considered to have occurred upon shipment, provided that the risks of loss, and title in certain jurisdictions, have been transferred to the customer.
Some of our arrangements require significant customization of the product to meet the particular requirements of the customer. For these arrangements, revenue is recognized under contract accounting methods, typically using the percentage-of-completion (“POC”) method. Under the POC method, revenue recognition is generally based upon the ratio of hours incurred to date to the total estimated hours required to complete the contract. Profit estimates on long-term contracts are revised periodically based on changes in circumstances, and any losses on contracts are recognized in the period that such losses become evident. If the range of profitability cannot be estimated, but some level of profit is assured, revenue is recognized to the extent of costs incurred, until such time that the project’s profitability can be estimated or the services have been completed. In addition, if VSOE does not exist for the contract’s PCS element but some level of profitability is assured, revenue is recognized to the extent of costs incurred. Once the services are completed, the remaining portion of the arrangement fee is recognized ratably over the remaining PCS period. In the event some level of profitability on a contract cannot be assured, the completed-contract method of revenue recognition is applied.
In certain of our arrangements accounted for under contract accounting methods, the fee is contingent on the return on investment our customers receive from such services. Revenue from these arrangements is recognized under the completed-contract method of accounting when the contingency is resolved and collectability is assured, which in most cases is upon final receipt of payment.
If an arrangement includes customer acceptance criteria, revenue is not recognized until we can objectively demonstrate that the software or services meet the acceptance criteria, or the acceptance period lapses, whichever occurs earlier. If a software license arrangement obligates us to deliver specified future products or upgrades, revenue under the arrangement is initially deferred and is recognized only when the specified future products or upgrades are delivered, or when the obligation to deliver specified future products expires, whichever occurs earlier.
We record provisions for estimated product returns in the same period in which the associated revenue is recognized. We base these estimates of product returns upon historical levels of sales returns and other known factors. Actual product returns could be different from our estimates and current or future provisions for product returns may differ from historical provisions. Concessions granted to customers are recorded as reductions to revenue in the period in which they were granted. The vast majority of our contracts are successfully completed, and concessions granted to customers are minimal in both dollar value and frequency.
Product revenue derived from shipments to resellers and original equipment manufacturers (“OEMs”) who purchase our products for resale are generally recognized when such products are shipped (on a “sell-in” basis). We have historically experienced insignificant product returns from resellers and OEMs, and our payment terms for these customers are similar to those granted to our end-users. If a reseller or OEM develops a pattern of payment delinquency, or seeks payment terms longer than generally accepted, we defer the recognition of revenue until the receipt of cash. Our arrangements with resellers and OEMs are periodically reviewed as our business and products change.
In instances where revenue is derived from sale of third-party vendor services and we are a principal in the transaction, we generally record revenue at gross and record costs related to a sale in cost of revenue. In those cases where we are acting as an agent between the customer and the vendor, and we are not the primary obligor and/or do not bear credit risk, or where we earn a fixed transactional fee, revenue is recorded net of costs.
We record reimbursements from customers for out-of-pocket expenses as revenue. Shipping and handling fees and expenses that are billed to customers are recognized in revenue and the costs associated with such fees and expenses are recorded in cost of revenue. Historically, these fees and expenses have not been material. Taxes collected from customers and remitted to government authorities are excluded from revenue.

Cost of Revenue
Our cost of revenue includes costs of materials, compensation and benefit costs for operations and service personnel, subcontractor costs, royalties and license fees, depreciation of equipment used in operations and service, amortization of capitalized software development costs and certain purchased intangible assets, and related overhead costs.
Where revenue is recognized over multiple periods in accordance with our revenue recognition policies, we have made an accounting policy election whereby cost of product revenue, including hardware and third-party software license fees, are capitalized and recognized in the same period that product revenue is recognized, while installation and other service costs are generally expensed as incurred, except for certain contracts that are accounted for using contract accounting principles. Deferred cost of revenue are classified in their entirety as current or long-term assets based on whether the related revenue will be recognized within twelve months of the origination date of the arrangement.
For certain contracts accounted for using contract accounting principles, revisions in estimates of costs and profits are reflected in the accounting period in which the facts that require the revision become known, if such facts become known subsequent to the issuance of the consolidated financial statements. If such facts become known before the issuance of the consolidated financial statements, the requisite revisions in estimates of costs and profits are reflected in these consolidated financial statements. At the time a loss on a contract becomes evident, the entire amount of the estimated loss is accrued. Related contract costs include all direct material and labor costs and those indirect costs related to contract performance.
Customer acquisition and origination costs, including sales commissions, are recorded in selling, general and administrative expenses. These costs are expensed as incurred, with the exception of certain sales referral fees in our Communications Intelligence segment which are capitalized and amortized ratably over the revenue recognition period.
Research and Development, net
With the exception of certain software development costs, all research and development costs are expensed as incurred, and consist primarily of personnel and consulting costs, travel, depreciation of research and development equipment, and related overhead and other costs associated with research and development activities.
We receive non-refundable grants from the Israel Office of the Chief Scientist (“OCS”) that fund a portion of our research and development expenditures. Since calendar year 2006, we only enter into non-royalty-bearing arrangements with the OCS which do not require us to pay royalties. Funds received from the OCS are recorded as a reduction to research and development expense. Royalties, to the extent paid, are recorded as part of our cost of revenue.
Software Development Costs
Costs incurred to acquire or develop software for resale are capitalized after technological feasibility is established, and continue to be capitalized through the general release of the related software product. Amortization of capitalized costs begins in the period in which the related product is available for general release to customers and is recorded on a straight-line basis, which approximates the pattern in which the economic benefits of the capitalized costs are expected to be realized, over the estimated economic lives of the related software products, generally four years.
Income Taxes
We account for income taxes under the asset and liability method which includes the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this approach, deferred taxes are recorded for the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial statement and tax bases of our assets and liabilities, and are adjusted for changes in tax rates and tax laws when changes are enacted. The effects of future changes in income tax laws or rates are not anticipated.
We are subject to income taxes in the United States and numerous foreign jurisdictions. The calculation of our tax provision involves the application of complex tax laws and requires significant judgment and estimates.
We evaluate the realizability of our deferred tax assets for each jurisdiction in which we operate at each reporting date, and establish valuation allowances when it is more likely than not that all or a portion of our deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. We consider all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. In circumstances where there is sufficient negative evidence indicating that our deferred tax assets are not more-likely-than-not realizable, we establish a valuation allowance.
We use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that we believe is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in our income tax returns and the amount of tax benefits recognized in our financial statements, represent our unrecognized income tax benefits, which we either record as a liability or as a reduction of deferred tax assets. Our policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.
Functional Currency and Foreign Currency Transaction Gains and Losses
The functional currency for each of our foreign subsidiaries is the respective local currency with the exception of our subsidiaries in Israel and Canada, whose functional currencies are the U.S. Dollar (“dollar”). Most of our revenue and materials purchased from suppliers are denominated in or linked to the dollar. Transactions denominated in currencies other than the dollar (primarily compensation and benefits costs of foreign operations) are converted to the dollar on the transaction date, and any resulting assets or liabilities are further translated at each reporting date and at settlement. Gains and losses recognized upon such translations are included within other income (expense), net in the consolidated statements of operations. We recorded $1.9 million of net foreign currency losses for the year ended January 31, 2010, and $1.6 million and $1.4 million of net foreign currency gains for the years ended January 31, 2009 and 2008, respectively.
In those limited instances where a foreign subsidiary has a functional currency other than the dollar, revenue and expenses are translated into dollars using average exchange rates for the reporting period, while assets and liabilities are translated into dollars using period-end rates. The effects of foreign currency translation adjustments are included in stockholders’ equity (deficit) as a component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets.
Stock-Based Compensation
We recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of the award. We use the Black-Scholes option-pricing model to estimate the fair value of certain of our stock-based awards. We recognize the fair value of the award over the period during which an employee is required to provide service in exchange for the award.

Net Income (Loss) Per Share Attributable to Verint Systems Inc.
Shares used in the calculation of basic net income (loss) per share are based on the weighted-average number of shares outstanding during the accounting period. Shares used in the calculation of basic net income (loss) per share exclude unvested shares of restricted stock because they are contingent upon future service conditions. Shares used in the calculation of diluted net income (loss) per share are based on the weighted-average number of shares outstanding, adjusted for the assumed exercise of all potentially dilutive stock options and other stock-based awards outstanding using the treasury stock method. Shares used in the calculation of diluted net income (loss) per share also include the assumed conversion of our convertible preferred stock, if dilutive. In periods for which we report a net loss, basic net loss per share and diluted net loss per share are identical since the effect of potential common shares is anti-dilutive and therefore excluded.
Recent Accounting Pronouncements
Standards Implemented:
In December 2007, the Financial Accounting Standards Board (“FASB”) revised their guidance on business combinations. This new guidance requires an acquiring entity to measure and recognize identifiable assets acquired and liabilities assumed, and contingent consideration at their fair value at the acquisition date with subsequent changes recognized in earnings. In addition, acquisition related costs and restructuring costs are recognized separately from the business combination and expensed as incurred. The new guidance also requires acquired in-process research and development costs to be capitalized as an indefinite-lived intangible asset and requires that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of the provision for income taxes. In April 2009, the FASB issued a new standard which clarified the accounting for pre-acquisition contingencies. This guidance was effective for us beginning on February 1, 2009. For further discussion see Note 4, “Business Combinations”.
In December 2007, the FASB issued a new accounting standard which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The new standard also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. On February 1, 2009, we adopted this standard, and the presentation and disclosure requirements of this standard were applied retrospectively to all periods presented, as required by the standard. The adoption of this standard did not have a material impact on our consolidated financial statements, other than the following changes in presentation of the noncontrolling interest:
•	Net income (loss) now includes net income (loss) attributable to both Verint Systems Inc. and the noncontrolling interest in the consolidated statements of operations. The presentation of net income (loss) in prior periods excluded the noncontrolling interest in the net income of our joint venture. Net income (loss) excluding the noncontrolling interest in the net income of our joint venture is now presented after net income (loss), with the caption net income (loss) attributable to Verint Systems Inc.

•	The noncontrolling interest, which was previously reflected in other liabilities, is now presented in stockholders’ equity (deficit), separate from Verint Systems Inc.’s stockholders’ equity (deficit), in the consolidated balance sheets.

•	The consolidated statements of cash flows now begin with net income (loss), including the noncontrolling interest, instead of net income (loss) attributable to Verint Systems Inc.
In March 2008, the FASB amended the disclosure requirements for derivative instruments and hedging activities. This new guidance requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This guidance was effective for us beginning on February 1, 2009. For further discussion, see Note 13, “Fair Value Measurements and Derivative Financial Instruments”.
In April 2009, the FASB issued staff positions that require enhanced fair value disclosures, including interim disclosures, on financial instruments, determination of fair value in turbulent markets, and recognition and presentation of other than temporary impairments. These staff positions were effective beginning with our quarter ended July 31, 2009. These staff positions will enhance our interim disclosures but will not have a material effect on our consolidated financial statements.
In May 2009, the FASB issued a standard that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. In February 2010, the FASB issued an amendment to this guidance that removed the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. This standard as amended was effective for us beginning with our interim period ended July 31, 2009. The adoption of this standard, as amended, had no impact on our consolidated financial statements.
During the third quarter of the year ended January 31, 2010, we adopted the new Accounting Standards Codification (“ASC”) as issued by the FASB. The ASC has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The ASC is not intended to change or alter existing GAAP. The adoption of the ASC had no impact on our consolidated financial statements.
New Standards to be Implemented:
In June 2009, the FASB issued a new accounting standard related to the consolidation of variable interest entities, requiring a company to perform an analysis to determine whether its variable interests give it a controlling financial interest in a variable interest entity. This analysis requires a company to assess whether it has the power to direct the activities of the variable interest entity and if it has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the variable interest entity. This standard requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity, eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, and significantly enhances disclosures. The standard may be applied retrospectively to previously issued financial statements with a cumulative-effect adjustment to retained earnings as of the beginning of the first year restated. This standard is effective for us for the fiscal year beginning on February 1, 2010. We are in the process of evaluating this standard and therefore have not yet determined the impact that adoption will have on our consolidated financial statements.
In October 2009, the FASB issued guidance that applies to multiple-deliverable revenue arrangements. This guidance also provides principles and application guidance on whether a revenue arrangement contains multiple deliverables, how the arrangement should be separated, and how the arrangement consideration should be allocated. The guidance requires an entity to allocate revenue in a multiple-deliverable arrangement using estimated selling prices of the deliverables if a vendor does not have VSOE or third-party evidence of selling price. It eliminates the use of the residual method and, instead, requires an entity to allocate revenue using the relative selling price method. It also expands disclosure requirements with respect to multiple-deliverable revenue arrangements.
Also in October 2009, the FASB issued guidance related to multiple-deliverable revenue arrangements that contain both software and hardware elements, focusing on determining which revenue arrangements are within the scope of existing software revenue guidance. This additional guidance removes tangible products from the scope of the software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are within the scope of the software revenue guidance.
The above guidance related to revenue recognition should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. It will be effective for us in our fiscal year beginning February 1, 2011, although early adoption is permitted. Alternatively, an entity can elect to adopt the provisions of these issues on a retrospective basis. We are assessing the impact that the application of this new guidance may have on our consolidated financial statements.

In January 2010, the FASB issued amended standards that require additional fair value disclosures. These disclosure requirements are effective in two phases. Effective in our fiscal year beginning February 1, 2010, the amended standards will require enhanced disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers between categories of the fair value measurement hierarchy. Effective in our fiscal year beginning February 1, 2011, the amended standards will require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3). These amended standards do not significantly impact our consolidated financial statements.
2. Net Income (Loss) Per Share Attributable to Verint Systems Inc.
The following table summarizes the calculation of basic and diluted net income (loss) per share attributable to Verint Systems Inc. for the years ended January 31, 2010, 2009, and 2008:

	Year Ended January 31,
(in thousands, except per share amounts)	2010	2009	2008
Net income (loss)	$17,100	$(78,577)	$(197,545)
Net income attributable to noncontrolling interest	1,483	1,811	1,064

Net income (loss) attributable to Verint Systems Inc.	15,617	(80,388)	(198,609)
Dividends on preferred stock	(13,591)	(13,064)	(8,681)

Net income (loss) attributable to Verint Systems Inc. common shares — basic and diluted	$2,026	$(93,452)	$(207,290)

Weighted-average shares outstanding
Basic	32,478	32,394	32,222

Diluted	33,127	32,394	32,222

Net income (loss) per share attributable to Verint Systems Inc.
Basic	$0.06	$(2.88)	$(6.43)

Diluted	$0.06	$(2.88)	$(6.43)

Weighted-average diluted shares outstanding for the year ended January 31, 2010 excludes shares underlying approximately 4.7 million stock options, since such options have exercise prices in excess of the average market value of our common stock during the period and are therefore antidilutive. Due to net losses applicable to common shares reported for the years ended January 31, 2009 and January 31, 2008, the assumed exercise of stock options and assumed settlement of unvested restricted stock awards and restricted stock units had an antidilutive effect and was therefore excluded from the computation of weighted-average diluted shares outstanding for those periods. Such options, awards and units excluded from the computation of weighted-average diluted shares outstanding totaled 7.1 million and 7.0 million for the years ended January 31, 2009 and 2008, respectively.
Also excluded from the calculation of diluted net income (loss) per share attributable to Verint Systems Inc. were 10.0 million, 9.6 million, and 9.2 million common shares at January 31, 2010, 2009, and 2008, respectively, issuable from the assumed conversion of our convertible preferred stock, because such assumed conversion would have an antidilutive effect.

3. Investments
As of January 31, 2010 and 2009, all of our excess funds are in cash and cash equivalents or restricted cash. We have historically invested in a variety of securities, including U.S. Government, corporation, agency bonds, and ARS, which typically provide higher yields than money market and other cash equivalent investments. Effective in the year ended January 31, 2009, we no longer invest in ARS as a matter of policy.
As of January 31, 2008, our investments consisted of ARS with a total cost basis (par value) of $7.0 million and estimated fair value of $2.3 million, which were included within other assets.
At January 31, 2008, the collateral underlying our ARS portfolio consisted of AAA-rated pools of residential mortgages and corporate debt obligations. These collateralized debt instruments had long-term underlying maturities, but were historically considered highly liquid because of the occurrence of regular auctions every 90 days or less that reset the applicable interest and allowed for purchases and sales. Beginning in the quarter ended October 31, 2007, these ARS failed to receive sufficient order interest from potential investors to clear successfully, resulting in failed auctions. Due to continued failures of these auctions, during the year ended January 31, 2008, we concluded our ARS were no longer liquid, and in the event we needed to access these funds, we would not have been able to do so without realizing a loss of principal. However, we continued to earn interest on our ARS at the maximum contractual rate.
Prior to the first failed auction, we valued our ARS using quoted market prices because the securities were highly liquid and there were active markets which generally resulted in valuations at par. Once the auctions began to fail, we could not value these securities using prices established by market transactions and we valued these securities in part using estimated values provided by the firms which underwrote the securities. Accordingly, we concluded that as of January 31, 2008, our portfolio of three ARS with a cost basis (par value) of $7.0 million had an estimated fair value of $2.3 million. We therefore concluded that these securities had an other-than-temporary impairment in market value and recorded a $4.7 million pre-tax charge during the year ended January 31, 2008 in other income (expense), net in our consolidated statement of operations.
Additionally, because we could not reliably estimate when a successful auction for the ARS that we held at January 31, 2008 would occur, we reclassified these securities as long-term assets on our consolidated balance sheets.
During the year ended January 31, 2009, we sold our ARS to the broker from whom we purchased the securities at par value plus accrued interest. We are aware that at the time, the broker had entered into a settlement agreement with the Attorney General of the State of New York and the North American Securities Administrators Association Task Force. Consequently, we recorded a gain of $4.7 million in other income (expense), net in our consolidated statement of operations when the securities were sold to the broker.
Proceeds from sales or maturities of available-for-sale investments were $7.0 million and $328.5 million during the years ended January 31, 2009, and 2008, respectively. We received no such proceeds during the year ended January 31, 2010, because all of our available operating funds and our restricted cash were held in the form of cash and cash equivalents during the entire year.
4. Business Combinations
We did not enter into any business combinations during the years ended January 31, 2010 and January 31, 2009.
Business Combinations for the Year Ended January 31, 2008
Witness Systems, Inc.
We acquired Witness Systems, Inc. (“Witness”), formerly a publicly held company based in Roswell, Georgia, on May 25, 2007. We acquired Witness, among other objectives, to expand our business in the enterprise workforce optimization market. We have included the financial results of Witness in our consolidated financial statements since May 25, 2007. The following table sets forth the components and the allocation of the purchase price of Witness:

		Estimated
(in thousands)	Amount	Useful Lives
Components of Purchase Price:
Acquisition of approximately 35.2 million shares of outstanding common stock of Witness at $27.50 per share in cash, net of interest earned	$966,518
Settlement of vested and accelerated Witness stock options in cash	93,225
Fair value of unvested Witness stock options exchanged	4,717
Subsequent payments on assumed contingent consideration arrangements	5,802
Direct transaction costs	14,833

Total purchase price	$1,085,095

Allocation of Purchase Price:
Net tangible assets:
Cash	$139,777
Other current assets	71,045
Deferred income taxes — current	1,823
Other assets	15,028
Current liabilities	(65,130)
Deferred income taxes — long-term	(12,042)
Other liabilities	(7,590)

Net tangible assets	142,911

Identifiable intangible assets:
Developed technology	43,000	6 years
Trademark and trade name	10,000	2-4 years
Customer relationships	206,000	10 years
Non-competition agreements	1,300	1 year

Total identifiable intangible assets (1)	260,300

In-process research and development	6,440
Goodwill	675,444

Total purchase price	$1,085,095

(1)	The weighted-average amortization period of all finite-lived identifiable intangible assets is 9.0 years.
Purchase Price
We paid $967.1 million in cash to acquire all of the 35.2 million outstanding shares of Witness common stock on May 25, 2007 at $27.50 per share. The amount was reduced by $0.6 million of interest earned on funds deposited with the paying agent for which settlement with Witness stockholders did not occur within one day.
In accordance with the terms of the acquisition agreement and the underlying Witness stock option agreements, at the acquisition date all vested Witness stock options, in lieu of being exercised, were exchanged for a cash payment equal to the excess, if any, of $27.50 over the exercise price per share of the options. In addition, pursuant to their terms, certain unvested Witness stock options were deemed vested as a result of the acquisition and were also settled in cash, in the same manner. These payments, including applicable payroll taxes, totaled $93.2 million and are included within the purchase price.
Unvested Witness stock options were exchanged for options to purchase our common stock using a conversion formula that maintained the option holder’s intrinsic value. The fair value of the unvested options exchanged, $4.7 million of which was attributable to past service and included within the purchase price, was determined using a Black-Scholes valuation model with the following assumptions: expected lives ranging from 1.4 years to 3.9 years, a risk-free interest rate of approximately 4.9%, expected volatility of 40.5%, and no dividend yield.
We assumed several contingent consideration arrangements related to businesses previously acquired by Witness. One such arrangement provided for potential additional consideration of up to $18.5 million, to be earned quarterly through July 31, 2009, based upon the previously acquired business achieving certain performance metrics. During the years ended January 31, 2009 and 2008, $1.1 million and $2.7 million of this contingent consideration was earned, respectively, and was recorded as additional goodwill. We also paid $2.0 million of additional consideration during the year ended January 31, 2008 related to a separate business previously acquired by Witness, and recorded the payment as additional goodwill. No further contingent consideration was earned through the completion of the contingent consideration periods of these arrangements.
Direct transaction costs include investment banking, legal, and accounting fees, and other external costs directly related to the acquisition.
In-Process Research and Development
We expensed the fair value of Witness’ in-process research and development (“IPR&D”) upon acquisition, as it represents incomplete research and development projects that had not yet reached technological feasibility and had no known alternative future use as of the date of the acquisition. IPR&D is presented as a separate line item on our consolidated statement of operations. Technological feasibility is generally established when an enterprise completes all planning, designing, coding, and testing activities that are necessary to establish that a product can be produced to meet its design specifications, including functions, features, and technical performance requirements. The value assigned to IPR&D of $6.4 million was determined by considering the importance of each project to our overall future development plans, estimating costs to develop the purchased IPR&D into commercially viable products, estimating the resulting net cash flows from each project when completed, and discounting the net cash flows to their present values.
The revenue estimates used to value the IPR&D were based on estimates of the relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions. The rates used to discount the cash flows to their present values were based on the weighted-average cost of capital. The weighted-average cost of capital was adjusted to reflect the difficulties and uncertainties in completing each project and thereby achieving technical feasibility, the percentage of completion of each project, anticipated market acceptance and penetration, market growth rates, and risks related to the impact of potential changes in future target markets. Based on these factors, a discount rate of 17% was deemed appropriate for valuing the IPR&D.
Goodwill and Identifiable Intangible Assets
Among the factors that contributed to the recognition of goodwill in this transaction were the significant expansion of our market share in the enterprise workforce optimization market, a broader available suite of products and services, the addition of a talented assembled workforce, and opportunities for future efficiencies and cost savings. This goodwill has been assigned to our Workforce Optimization segment, and is not deductible for income tax purposes.
Deferred Revenue
Included within the net tangible assets of Witness at May 25, 2007 is the fair value of support obligations assumed from Witness in connection with the acquisition. We based our determination of the fair value of the support obligations, in part, on a valuation completed by a third-party valuation firm using estimates and assumptions provided by management. The estimated fair value of the support obligations was determined utilizing a cost build-up approach. The cost build-up approach determines fair value by estimating the costs relating to fulfilling the obligations plus a reasonable profit margin. The sum of the costs and operating profit is used to approximate the amount that we would pay a third party to assume the support obligations. The estimated costs to fulfill the support obligations were based on the historical direct costs related to providing the support services. We did not include any costs associated with selling efforts or research and development or the related fulfillment margins on these costs. Profit associated with selling effort is excluded because Witness had concluded the selling effort on the support contracts prior to the acquisition date. The estimated research and development costs have not been included in the fair value determination, as these costs do not represent a legal obligation at the time of acquisition. As a result, in our purchase price allocation, we recorded an adjustment to reduce the historical carrying value of Witness’ May 25, 2007 deferred support revenue by $38.9 million, to reflect our estimate of the fair value of the support obligations assumed.
ViewLinks Euclipse, Ltd.
We acquired Israel-based ViewLinks Euclipse Ltd. (“ViewLinks”), a privately held provider of data mining and link analysis software solutions, on February 1, 2007. We have included the financial results of ViewLinks in our consolidated financial statements since February 1, 2007. The total purchase price for ViewLinks was $7.7 million, which consisted of $5.7 million in cash paid to acquire ViewLinks’ remaining outstanding common stock, $1.9 million of contingent consideration earned by and substantially paid to the former ViewLinks shareholders, and $0.1 million of direct transaction costs. No further contingent consideration is available to the former ViewLinks shareholders as of January 31, 2010. Our purchase price allocation for ViewLinks, based on estimated fair values, consisted of $5.0 million of goodwill, $1.8 million of identifiable intangible assets, $0.7 million of net tangible assets, and $0.2 million of IPR&D. The intangible assets acquired in this transaction are being amortized over estimated useful lives of one to five years. The goodwill recorded in this acquisition has been assigned to our Communications Intelligence segment, and is not deductible for income tax purposes.
Unaudited Pro Forma Financial Information
The unaudited financial information presented in the table below summarizes the combined results of our operations and the operations of Witness on a pro forma basis, as though the companies had been combined as of February 1, 2007. The pro forma impact of the ViewLinks acquisition is not material to our overall consolidated operating results and therefore is not presented.
Pro forma financial information is subject to various assumptions and estimates and is presented for informational purposes only. This pro forma information does not purport to represent or be indicative of the consolidated operating results that would have been reported had the transactions been completed as described herein, and the data should not be taken as indicative of future consolidated operating results.
No pro forma financial information is presented for the years ended January 31, 2010 and January 31, 2009, as we did not enter into any business combinations during those periods.
Pro forma financial information for the year ended January 31, 2008 is as follows:

(in thousands, except per share data)
Revenue	$601,833

Net loss	$(229,224)

Net loss attributable to Verint Systems Inc.	$(230,288)

Net loss attributable to Verint Systems Inc. common shares	$(243,310)

Basic and diluted net loss per share attributable to Verint Systems Inc.	$(7.55)

5. Intangible Assets and Goodwill
Acquisition-related intangible assets consist of the following as of January 31, 2010 and 2009:

	January 31, 2010
		Accumulated
(in thousands)	Cost	Amortization	Net
Customer relationships	$198,084	$(54,825)	$143,259
Acquired technology	54,629	(28,419)	26,210
Trade names	9,551	(7,989)	1,562
Non-competition agreements	3,429	(2,203)	1,226
Distribution network	2,440	(864)	1,576

Total	$268,133	$(94,300)	$173,833

	January 31, 2009
		Accumulated
(in thousands)	Cost	Amortization	Net
Customer relationships	$194,076	$(34,420)	$159,656
Acquired technology	53,781	(20,134)	33,647
Trade names	9,350	(5,926)	3,424
Non-competition agreements	3,416	(1,760)	1,656
Distribution network	2,440	(620)	1,820

Total	$263,063	$(62,860)	$200,203

The following table presents net acquisition-related intangible assets by segment as of January 31, 2010 and 2009.

	January 31,
(in thousands)	2010	2009
Workforce Optimization	$171,133	$196,483
Video Intelligence	1,149	1,427
Communications Intelligence	1,551	2,293

Total	$173,833	$200,203

All acquired, finite-lived intangible assets are amortized on a straight-line basis, which approximates the pattern in which the estimated economic benefits of the assets are realized, over their estimated useful lives, which are periods of ten years or less.
Total amortization expense recorded for acquisition-related intangible assets was $30.3 million, $34.3 million, and $27.2 million for the years ended January 31, 2010, 2009, and 2008, respectively. The reported amount of net acquisition-related intangible assets can fluctuate from the impact of changes in foreign exchange rates on intangible assets not denominated in U.S. dollars.

Estimated future finite-lived acquisition-related intangible asset amortization expense is as follows:

(in thousands)	Amount
For the Years Ended January 31,
2011	$29,320
2012	28,395
2013	27,612
2014	22,660
2015	20,082
2016 and thereafter	45,764

Total	$173,833

In conjunction with the goodwill impairment reviews described below, we conducted reviews for impairment of our other long-lived assets, including finite-lived intangible assets, because any impairment of these assets must be considered prior to the conclusion of the goodwill impairment review in accordance with applicable accounting guidance. We did not identify any impairments of finite-lived intangible assets during the years ended January 31, 2010 and January 31, 2009. We recorded impairments of finite-lived intangible assets of $2.7 million in the fourth quarter of the year ended January 31, 2008 related to our Video Intelligence business in the Asia Pacific region.
The impairment charge of $2.7 million in the year ended January 31, 2008 was due to a change in business strategy, which resulted in a decline in our distribution business in the region. For this impairment, $0.4 million is related to acquired technology and is reported within cost of revenue, and $2.3 million is related to customer-related intangible assets and is reported within operating expenses.

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and identifiable intangible assets acquired. Goodwill activity for the years ended January 31, 2010 and 2009, in total and by reportable segment, is as follows:

		Reportable Segment
		Workforce	Video	Communications
(in thousands)	Total	Optimization	Intelligence	Intelligence
For the Year Ended January 31, 2009
Goodwill, gross, at January 31, 2008	$825,918	$728,066	$68,106	$29,746
Accumulated impairment losses at January 31, 2008	(40,904)	(17,142)	(23,762)	—

Goodwill, net, at January 31, 2008	785,014	710,924	44,344	29,746
Additional consideration — previous acquisitions (1)	1,303	1,066	—	237
Income tax-related adjustments	(398)	(398)	—	—
Goodwill impairment	(25,961)	(13,649)	(12,312)	—
Foreign currency translation and other	(49,974)	(47,594)	(2,380)	—

Goodwill, net, at January 31, 2009	$709,984	$650,349	$29,652	$29,983

For the Year Ended January 31, 2010
Goodwill, gross, at January 31, 2009	$776,849	$681,140	$65,726	$29,983
Accumulated impairment losses at January 31, 2009	(66,865)	(30,791)	(36,074)	—

Goodwill, net, at January 31, 2009	709,984	650,349	29,652	29,983
Additional consideration — previous acquisitions (1)	89	—	—	89
Foreign currency translation and other	14,597	13,325	1,272	—

Goodwill, net, at January 31, 2010	$724,670	$663,674	$30,924	$30,072

Balance at January 31, 2010
Goodwill, gross, at January 31, 2010	$791,535	$694,465	$66,998	$30,072
Accumulated impairment losses at January 31, 2010	(66,865)	(30,791)	(36,074)	—

Goodwill, net, at January 31, 2010	$724,670	$663,674	$30,924	$30,072

(1)	Contingent consideration for acquisitions completed in prior years.
For purposes of performing our impairment testing, we assign goodwill to multiple reporting units at one level below our operating segments, primarily based on types of products sold or services provided and in certain cases by products sold in a particular industry or vertical market.
We test our goodwill for impairment annually as of November 1, or more frequently, if events or circumstances indicate the potential for an impairment. We performed goodwill impairment tests for each of our reporting units as of November 1, 2009, 2008, and 2007.
The results of step one of our testing as of November 1, 2009 indicated that the fair values of all of our reporting units significantly exceeded their net carrying values, and therefore no goodwill impairment was identified for the year ended January 31, 2010.
The results of step one of our testing as of November 1, 2008 indicated that the net carrying value of two of our reporting units exceeded their fair values. We performed the required step two analysis and recorded impairment charges of $13.7 million in our Workforce Optimization segment and $12.3 million in our Video Intelligence segment in the fourth quarter of the year ended January 31, 2009, which represented the excess of the carrying value of the impaired reporting units’ goodwill over their implied fair values. These charges are recorded in impairments of goodwill and other acquired intangible assets on the accompanying consolidated statements of operations. The impairment in our Workforce Optimization segment related to our performance management consulting business in the United States, and was due primarily to overall lower than anticipated demand for our consulting services, which resulted in a decline in projected future revenue and cash flow. We fully impaired the remaining goodwill balance of $12.3 million in one reporting unit of our Video Intelligence segment in the Asia Pacific region, due to our decision in the fourth quarter to discontinue the development of a product line as a result of continued decline in our distribution business in that region.
The results of step one of our testing as of November 1, 2007 indicated that the net carrying value of four of our reporting units exceeded their fair values. We performed the required step two analysis and recorded impairment charges of $14.0 million in our Workforce Optimization segment and $6.6 million in our Video Intelligence segment in the fourth quarter of the year ended January 31, 2008, which represented the excess of the carrying value of the impaired reporting units’ goodwill over their implied fair values. These charges are recorded in impairments of goodwill and other intangible assets on the accompanying consolidated statements of operations. The impairment in our Workforce Optimization segment related to our performance management consulting businesses in the United States and Europe, and was due primarily to overall lower than anticipated demand for our consulting services, which resulted in a decline in projected future revenue and cash flow. The impairment in our Video Intelligence segment related to our distribution business in the Asia Pacific region, where revenue declined due to a change in business strategy.
6. Long-term Debt
The following is a summary of our outstanding financing arrangements as of January 31, 2010 and 2009:

	January 31,
(in thousands)	2010	2009
Term loan facility	$605,912	$610,000
Revolving credit facility	15,000	15,000

	620,912	625,000

Less: current portion	22,678	4,088

Long-term debt	$598,234	$620,912

On May 25, 2007, to partially finance the acquisition of Witness, we entered into a $675.0 million secured credit facility comprised of a $650.0 million seven-year term loan facility and a $25.0 million six-year revolving credit facility.
Borrowings under the credit facility bear interest at a rate of, at our election, (a) the higher of (i) the prime rate and (ii) the federal funds rate plus 0.50% plus, in either case, a margin of 1.75% or (b) the applicable London Interbank Offered Rate (“LIBOR”) plus a margin of 2.75%. Such margins were subject to increase by 0.25% if we failed to receive corporate credit ratings from both of Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”) or failed to deliver certain financial statements to the credit facility administrative agent by February 25, 2008, and an additional 0.25% if we failed to do so by August 25, 2008. Because we did not timely comply with these conditions, the above-referenced applicable margins increased by 0.25% on February 25, 2008 and another 0.25% on August 25, 2008 to 2.25% and 3.25%, respectively. If we both obtain the above-referenced corporate ratings and deliver to the credit facility administrative agent the requisite financial statements, the applicable margins will subsequently range from 1.00% to 1.75% and 2.00% to 2.75%, respectively, depending on our corporate ratings from Moody’s and S&P.
Optional prepayments of the loans are permitted without premium or penalty (other than customary breakage costs associated with the prepayment of loans bearing interest based on LIBOR). The loans are also subject to mandatory prepayment requirements based upon certain asset sales, excess cash flow, and certain other events.
The term loan originally amortized in 27 consecutive quarterly installments of $1.6 million each, beginning August 1, 2007, followed by a final amortization payment of the remaining outstanding principal amount when the loan matures. In July 2007, we made an optional prepayment of $40.0 million, $13.0 million of which was applied to the eight immediately following principal payments and $27.0 million of which was applied pro rata to the remaining principal payments. In May 2009, we made a $4.1 million mandatory “excess cash flow” prepayment, which was applied to the three immediately following principal payments. Our mandatory “excess cash flow” payment for the year ended January 31, 2010, to be paid in May 2010, has been calculated to be $22.1 million, $12.4 million of which will be applied to the eight immediately following principal payments and $9.7 million of which will be applied pro rata to the remaining principal payments. As of January 31, 2010, the interest rate on the term loan was 3.49%.
Our $25.0 million revolving line of credit facility was reduced to $15.0 million during the quarter ended October 31, 2008 as a result of the bankruptcy of Lehman Brothers. During the quarter ended January 31, 2009, we borrowed the full $15.0 million available under the revolving credit facility. Repayment of these borrowings is required upon expiration of the facility in May 2013. As of January 31, 2010, the interest rate on the revolving line of credit borrowings was 3.49%.
Our obligations under our credit facility are guaranteed by certain of our domestic subsidiaries (including Witness) and are secured by substantially all of our and their assets. We paid debt issuance costs of $13.6 million associated with the credit facility, which we have deferred and are classified within other assets. We are amortizing these deferred debt issuance costs over the life of the credit facility. Amortization of deferred costs associated with the term loan is recorded using the effective interest rate method, while amortization of deferred costs associated with the revolving credit facility is recorded on a straight-line basis.
On May 25, 2007, concurrently with entry into our credit facility, we entered into a receive-variable/pay-fixed interest rate swap agreement with a multinational financial institution on a notional amount of $450.0 million to mitigate a portion of the risk associated with variable interest rates on the term loan. This interest rate swap agreement terminates in May 2011. See Note 13, “Fair Value Measurements and Derivative Financial Instruments” for further details regarding the interest rate swap agreement.
During the years ended January 31, 2010, 2009, and 2008, we incurred $22.6 million, $35.2 million and $34.4 million of interest expense, respectively, on borrowings under our credit facilities. We also recorded $1.9 million, $1.7 million, and $1.9 million during the years ended January 31, 2010, 2009, and 2008, respectively, for amortization of our deferred debt issuance costs, which is reported within interest expense. Included in the deferred debt issuance cost amortization for the years ended January 31, 2010 and January 31, 2008 were $0.1 million and $0.8 million, respectively, of additional amortization associated with the principal prepayments in those years.
Future scheduled annual principal payments on indebtedness as of January 31, 2010 are as follows:

(in thousands)	Amount
Year Ended January 31,
2011	$22,678
2012	—
2013	4,593
2014	21,123
2015	572,518

Total	$620,912

The credit facility agreement contains customary affirmative and negative covenants for credit facilities of its type, including limitations on us and our subsidiaries with respect to indebtedness, liens, dividends and distributions, acquisitions and dispositions of assets, investments and loans, transactions with affiliates, and nature of business. It also prohibits us from exceeding a specified consolidated leverage ratio, tested over rolling four-quarter periods.

The agreement also includes a requirement that we submit audited consolidated financial statements to the lenders within 90 days of the end of each fiscal year, beginning with the financial statements for the year ended January 31, 2010. Should we fail to deliver such audited consolidated financial statements as required, the agreement provides a thirty day period to cure such default, or an event of default occurs.
The credit facility agreement contains customary events of default with corresponding grace periods. If an event of default occurs and is continuing, the lenders may terminate and/or suspend their obligations to make loans and issue letters of credit under the credit facility and/or accelerate amounts due and/or exercise other rights and remedies. In the case of certain events of default related to insolvency and receivership, the commitments of the lenders will be automatically terminated and all outstanding loans will become immediately due and payable.
7. Balance Sheet Information
Inventories consist of the following as of January 31, 2010 and 2009:

	January 31,
(in thousands)	2010	2009
Raw materials	$5,987	$6,389
Work-in-process	4,649	5,070
Finished goods	3,737	8,996

Total inventories	$14,373	$20,455

Property and equipment, net consist of the following as of January 31, 2010 and 2009:

	January 31,
(in thousands)	2010	2009
Land	$3,903	$3,595
Buildings	2,250	2,250
Leasehold improvements	9,617	9,289
Software	20,862	18,298
Equipment, furniture, and other	45,168	41,935

	81,800	75,367
Less: accumulated depreciation and amortization	(57,347)	(44,823)

Total property and equipment, net	$24,453	$30,544

Depreciation expense on property and equipment was $12.4 million, $15.0 million, and $14.4 million for the years ended January 31, 2010, 2009, and 2008, respectively.

Other assets consist of the following as of January 31, 2010 and 2009:

	January 31,
(in thousands)	2010	2009
Deferred debt issuance costs, net	$8,474	$10,207
Other	8,363	8,609

Total other assets	$16,837	$18,816

Accrued expenses and other liabilities consist of the following as of January 31, 2010 and 2009:

	January 31,
(in thousands)	2010	2009
Compensation and benefits	$52,151	$34,821
Billings in excess of costs and estimated earnings on uncompleted contracts	26,102	42,250
Professional fees and consulting	17,204	7,157
Derivative financial instruments — current portion	21,624	16,851
Distributor and agent commissions	9,193	5,446
Taxes other than income	7,034	5,417
Interest on indebtedness	416	2,398
Other	21,211	31,998

Total accrued expenses and other liabilities	$154,935	$146,338

Other liabilities consist of the following as of January 31, 2010 and 2009:

	January 31,
(in thousands)	2010	2009
Unrecognized tax benefits	$18,609	$17,602
Derivative financial instruments — long-term portion	8,824	18,263
Obligation for severance compensation	3,259	3,305
Other	13,501	13,810

Total other liabilities	$44,193	$52,980

8. Convertible Preferred Stock
On May 25, 2007, in connection with our acquisition of Witness, we entered into a Securities Purchase Agreement with Comverse, (the “Securities Purchase Agreement”) whereby Comverse purchased, for cash, an aggregate of 293,000 shares of our Series A Convertible Preferred Stock (“preferred stock”), for an aggregate purchase price of $293.0 million. Proceeds from the issuance of the preferred stock were used to partially finance the acquisition. We incurred $0.2 million of direct issuance costs associated with the issuance of the preferred stock, which were charged against the carrying value of the preferred stock.
The preferred stock was issued at a purchase price of $1,000 per share and ranks senior to our common stock. The preferred stock has an initial liquidation preference equal to its $1,000 per share purchase price. In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of our company, the holders of the preferred stock will be entitled to receive, out of assets available for distribution to our stockholders and before any distribution of assets to our common stockholders, an amount equal to the then-current liquidation preference, which includes accrued and unpaid dividends.
The terms of the preferred stock provide that upon a fundamental change, as defined, the holders of the preferred stock would have the right to require us to repurchase the preferred stock for 100% of the liquidation preference then in effect. Therefore, the preferred stock has been classified as mezzanine equity on our consolidated balance sheets as of January 31, 2010 and January 31, 2009, separate from permanent equity, because the occurrence of these fundamental changes, and thus potential redemption of the preferred stock, however remote in likelihood, is not solely under our control. Fundamental change events include the sale of substantially all of our assets, and certain changes in beneficial ownership, board of directors’ representation, and business reorganizations. In the event of a fundamental change, the conversion rate (as described in the section entitled Voting and Conversion, below) will be increased to provide for additional shares of common stock issuable to the holders of preferred stock, based on a sliding scale (depending on the acquisition price, as defined) ranging from none to 3.7 additional shares of common stock for every share of preferred stock converted into shares of common stock.
We have concluded that, as of January 31, 2010, there is no indication that the occurrence of a fundamental change and the associated redemption of the preferred stock were probable. We therefore have not adjusted the carrying amount of the preferred stock to its redemption amount, which is its liquidation preference, at January 31, 2010. Through January 31, 2010, cumulative, undeclared dividends on the preferred stock were $32.9 million and as a result, the liquidation preference of the preferred stock was $325.9 million at that date.
We determined that the variable dividend feature of the preferred stock, details of which are further described below, was not clearly and closely related to the characteristics of the preferred stock host contract and, therefore, was an embedded derivative financial instrument, subject to bifurcation from the preferred stock. This feature was determined to be an asset, and was assigned an initial fair value of $0.9 million at the May 25, 2007 issue date of the preferred stock. Therefore, the preferred stock was assigned an initial fair value of $293.9 million, and the $0.9 million bifurcated derivative financial instrument was reflected within other assets. As of January 31, 2008, the fair value of the embedded derivative instrument had increased to $8.1 million, driven by declining market interest rates which increased the likelihood that the dividend rate might be reduced. This $7.2 million increase in fair value was reflected within other income (expense), net.
The fair value of the embedded derivative financial instrument was based on the potential future savings implicit in paying dividends at a reduced rate of 3.875% instead of the original stated preferred dividend rate of 4.25%. On February 1, 2008, as described below, the preferred stock dividend rate was reset to 3.875% per annum and upon occurrence of this dividend rate reset, the embedded derivative has been settled in the form of reduced future dividend obligations. Accordingly, we reclassified the $8.1 million fair value of the derivative asset at that date against the carrying value of the preferred stock as of February 1, 2008, reducing the carrying value of the preferred stock to $285.5 million.
The holders of the preferred stock have various rights and preferences, as follows:

Dividends
Cash dividends on the preferred stock are cumulative and are calculated quarterly at a specified dividend rate on the liquidation preference in effect at such time. Dividends are paid only if declared by our board of directors. Initially, the specified annual dividend rate was 4.25% per share. However, beginning in the first quarter after the initial interest rate on our variable term loan was reduced by 50 basis points or more, the dividend rate was reset to 3.875% per annum and then fixed at that level. This variable dividend feature was accounted for as an embedded derivative financial instrument, as described above.
During the quarter ended January 31, 2008, the interest rate on our term loan was reduced by more than 50 basis points below the initial interest rate. Accordingly, the dividend rate on the preferred stock was reset to 3.875%, effective February 1, 2008. This rate is now only subject to future change in the event we are unable to obtain approval of the issuance of common shares underlying the preferred stock’s conversion feature.
We are prohibited from paying cash dividends on the preferred stock under the terms of a covenant in our credit agreement. We may elect to make dividend payments in shares of our common stock. The common stock used for dividends, when and if declared, would be valued at 95% of the volume weighted-average price of our common stock for each of the five consecutive trading days ending on the second trading day immediately prior to the record date for the dividend.
The preferred stock does not participate in our earnings other than as described above.
Through January 31, 2010, no dividends had been declared or paid on the preferred stock.
Voting and Conversion
The preferred stock does not have voting or conversion rights until the underlying shares of common stock are approved for issuance by a vote of holders of a majority of our common stock. Following receipt of stockholder approval for the issuance of the underlying common shares, each share of preferred stock will be entitled to a number of votes equal to the number of shares of common stock into which the preferred stock would be convertible at the conversion rate (as defined below) in effect on the date the preferred stock was issued to Comverse. In addition, following receipt of stockholder approval for the issuance of the underlying common shares, each share of preferred stock will be convertible at the option of the holder into a number of shares of our common stock equal to the liquidation preference then in effect, divided by the conversion price then in effect, which was initially set at $32.66. The conversion price is subject to periodic adjustment upon the occurrence of certain dilutive events. If it were convertible at January 31, 2010, the preferred stock could be converted into approximately 10.0 million shares of our common stock.
At any time on or after May 25, 2009, we have the right, provided approval of the issuance of the underlying shares of common stock has been obtained, to cause the preferred stock, in whole but not in part, to be automatically converted into common stock at the conversion price then in effect. However, we may exercise this right only if the closing sale price of our common stock immediately prior to conversion equals or exceeds the conversion price then in effect by: (a) 150%, if the conversion is on or after May 25, 2009 but prior to May 25, 2010, (b) 140%, if the conversion is on or after May 25, 2010 but prior to May 25, 2011, or (c) 135%, if the conversion is on or after May 25, 2011.
Transfer and Registration Rights
Comverse has had the right to sell the preferred stock since November 25, 2007 in either private or public transactions. Pursuant to a registration rights agreement we entered into concurrently with the Securities Purchase Agreement (“New Registration Rights Agreement”), commencing 180 days after we regain compliance with SEC reporting requirements, and provided that the underlying shares of our common stock have been approved for issuance by our common stockholders, Comverse will be entitled to two demands to require us to register the preferred stock and the shares of common stock underlying the preferred stock for resale under the Securities Act of 1933, as amended (the “Securities Act”).

The New Registration Rights Agreement also gives Comverse unlimited piggyback registration rights on certain Securities Act registrations filed by us on our own behalf or on behalf of other stockholders.
Comverse may transfer its rights under the New Registration Rights Agreement to any transferee of the registrable securities that is an affiliate of Comverse or any other subsequent transferee, provided that in each case such affiliate or transferee becomes a party to the New Registration Rights Agreement, agreeing to be bound by all of its terms and conditions.
Comverse’s rights under the New Registration Rights Agreement are in addition to its rights under a previous registration rights agreement we entered into with Comverse shortly before our initial public offering (“IPO”) in 2002. This registration rights agreement (“Original Registration Rights Agreement”) covers all shares of common stock then held by Comverse and any additional shares of common stock acquired by Comverse at a later date. Under the Original Registration Rights Agreement, Comverse is entitled to unlimited demand registrations of its shares on Form S-3. If we are not eligible to use Form S-3, Comverse is also entitled to one demand registration on Form S-1.
Like the New Registration Rights Agreement, the Original Registration Rights Agreement also provides Comverse with unlimited piggyback registration rights. Comverse may transfer its rights under this agreement to an affiliate or other subsequent transferee, subject to the transferee agreeing to be bound by all of its terms and conditions.
9. Stockholders’ Deficit
Dividends on Common Stock
We did not declare or pay any dividends on our common stock during the years ended January 31, 2010, 2009, and 2008. Commencing with our issuance of preferred stock, and our entry into term loan and revolving credit facilities in May 2007, we are subject to certain restrictions on declaring and paying dividends on our common stock.
Treasury Stock
Repurchased shares of common stock are recorded as treasury stock, at cost. At January 31, 2010, we held 103,000 shares of treasury stock with a cost of $2.5 million, and at January 31, 2009, we held 88,000 shares of treasury stock with a cost of $2.4 million.
Shares of restricted stock awards that are forfeited when recipients separate their employment prior to the lapsing of the award’s restrictions are recorded as treasury stock.
Our board of directors has approved a program to repurchase shares of our common stock from our independent directors, and such other directors as may from time to time be designated by the board of directors upon vesting of restricted stock grants during our extended filing delay period, in order to provide funds to the recipient for the payment of associated income taxes. From time to time, our board of directors has also approved repurchases from executive officers for the same purpose when a vesting has occurred during a blackout period. These repurchases of common stock occur at prevailing market prices and are recorded as treasury stock.

Accumulated Other Comprehensive Income (Loss)
In addition to net income (loss), accumulated other comprehensive income (loss) includes items such as foreign currency translation adjustments and unrealized gains and losses on certain marketable securities, investments and derivative financial instruments designated as hedges. Accumulated other comprehensive income (loss) is presented as a separate line item in the stockholders’ deficit section of our consolidated balance sheets, the components of which are detailed in our consolidated statements of stockholders’ equity (deficit). Accumulated other comprehensive income (loss) items have no impact on our net income (loss) as presented in our consolidated statements of operations.
The following table summarizes, as of each balance sheet date, the components of our accumulated other comprehensive loss. Income tax effects on unrealized gains and losses on available-for-sale marketable securities and derivative financial instruments were insignificant.

	January 31,
(in thousands)	2010	2009
Foreign currency translation losses, net	$(43,245)	$(58,476)
Unrealized gains on derivative financial instruments	106	101
Unrealized gains (losses) on available-for-sale marketable securities	5	(29)

Total accumulated other comprehensive loss	$(43,134)	$(58,404)

Foreign currency translation losses, net, primarily reflect the strengthening of the U.S. dollar against the British pound sterling since our acquisition of Witness in May 2007, which has resulted in lower U.S. dollar translated balances of British pound sterling denominated goodwill and intangible assets associated with the acquisition of Witness.
Total other comprehensive income (loss) was $32.4 million, $(136.4) million, and $(197.4) million for the years ended January 31, 2010, 2009, and 2008, respectively. Total other comprehensive income (loss) attributable to Verint Systems Inc. was $30.9 million, $(138.2) million, and $(198.4) million, and total other comprehensive income attributable to the noncontrolling interest was $1.5 million, $1.8 million, and $1.0 million for the years ended January 31, 2010, 2009, and 2008, respectively.
Noncontrolling Interest
The noncontrolling interest presented in our consolidated financial statements reflects a 50% noncontrolling equity interest in a joint venture which functions as a systems integrator for Asian markets. On February 1, 2009, we adopted a newly issued accounting standard for noncontrolling interests that requires classification of noncontrolling interests as a component of stockholders’ equity (deficit). The presentation and disclosure requirements of the new accounting standard are applied retrospectively for all periods presented, as required by the standard. Further details regarding the new disclosure requirements for noncontrolling interests appear in Note 1, “Summary of Significant Accounting Policies”.

10. Integration, Restructuring and Other, Net
Integration, restructuring and other, net, is comprised of the following for the years ended January 31, 2010, 2009, and 2008:

	Year Ended January 31,
(in thousands)	2010	2009	2008
Restructuring expenses	$141	$5,685	$3,308
Integration expenses	—	3,261	10,980
Other legal expenses (recoveries), net	—	(4,292)	8,708

Total integration, restructuring and other, net	$141	$4,654	$22,996

Integration, restructuring and other, net are reported as unallocated items for segment reporting purposes, as more fully described in Note 17, “Segment, Geographic, and Significant Customer Information”.
Restructuring and Integration Costs
We continually review our business model and carefully manage our cost structure. When considered necessary, we have periodically implemented plans to reduce costs and better align our resources with market demand.
The following table summarizes our restructuring costs for the years ended January 31, 2010, 2009, and 2008:

	Year Ended January 31,
(in thousands)	2010	2009	2008
Restructuring activity:
Global cost reduction plan	$25	$3,193	$—
Consulting business in Europe	—	1,370	—
Acquisition of Witness	116	858	1,501
Video Intelligence segment	—	264	1,807

Total	$141	$5,685	$3,308

Restructuring Costs Related to our Global Cost Reduction Plan
In the quarter ended January 31, 2009, we implemented a global cost reduction plan in order to reduce our operating costs in response to uncertainty in the global economic environment. These cost reduction initiatives included a restructuring plan which included the elimination of approximately 90 positions throughout all functional areas of our global workforce, reducing our utilization of outside contractors and consultants, and the closing of one leased facility. The associated restructuring charges consisted predominantly of severance and related employee payments resulting from terminations. We recorded the majority of these restructuring expenses with charges of $3.2 million in the quarter ended January 31, 2009, including $2.8 million for severance and related benefits and $0.4 million for the exit from the leased facility and other costs.

The following table summarizes the activity during the years ended January 31, 2010 and 2009 associated with the restructuring charges related to our global cost reduction plan.

	Severance and
(in thousands)	Related Costs	Other Costs	Total
Accrued restructuring costs — January 31, 2008	$—	$—	$—
Expenses accrued	2,795	398	3,193
Payments and settlements	(2,264)	(398)	(2,662)

Accrued restructuring costs — January 31, 2009	531	—	531
Expenses accrued	25	—	25
Payments and settlements	(556)	—	(556)

Accrued restructuring costs — January 31, 2010	$—	$—	$—

Throughout the implementation and execution phase of this restructuring plan, the scope would periodically be reevaluated, resulting in revisions to the number of personnel impacted, and the amounts paid under the plan.
Restructuring Costs Related to our Consulting Services in Europe
In the quarter ended July 31, 2008, as a result of reduced demand for our consulting services in Europe, we implemented a cost reduction plan in this sector of our Workforce Optimization business. The plan resulted in the elimination of approximately 30 positions and was substantially completed by the end of October 2008. The associated restructuring charges consisted predominantly of severance and related employee payments resulting from terminations. We recorded these restructuring expenses with charges of $0.5 million and $0.9 million in the quarters ended July 31, 2008 and October 31, 2008, respectively.
The following table summarizes the activity during the year ended January 31, 2009 associated with the restructuring charges related to our consulting services in Europe.

	Severance and
(in thousands)	Related Costs	Other Costs	Total
Accrued restructuring costs — January 31, 2008	$—	$—	$—
Expenses accrued	1,345	25	1,370
Payments and settlements	(1,345)	(25)	(1,370)

Accrued restructuring costs — January 31, 2009	$—	$—	$—

Restructuring and Integration Costs Related to our Acquisition of Witness
In conjunction with the acquisition of Witness in May 2007, as more fully described in Note 4, “Business Combinations”, we took several actions, primarily during the years ended January 31, 2008 and January 31, 2009, to reduce fixed costs, eliminate redundancies, strengthen operational focus, and better position us to respond to market pressures or unfavorable economic conditions. As a result, we incurred restructuring and integration charges from acquiring Witness and integrating Witness into our Workforce Optimization segment. Following the acquisition of Witness in May 2007, we immediately formulated and approved a plan to integrate the Witness business with our existing Workforce Optimization segment in all regions. We implemented certain staff reductions, and streamlined and improved operations and processes necessary to restructure, integrate, and combine the Witness and Verint businesses, primarily in the following operational areas and functions: (a) products — integrate products and platforms marketed to clients; (b) sales, marketing, and services — centralize and train sales and field marketing personnel, create a dedicated channel and OEM sales group, leverage and increase the combined business’ services helpdesk expertise, and transition to a single global services organization; and (c) general and administrative - transition finance, human resources, and legal support to our facilities in New York and Georgia, and combine information technology and communications organizations, processes, and systems.
The following table summarizes the activity during the three years ended January 31, 2010 associated with the restructuring charges related to the acquisition of Witness.

(in thousands)	Total
Accrued restructuring costs — January 31, 2007	$—
Expenses accrued	1,501
Payments and settlements	(1,081)

Accrued restructuring costs — January 31, 2008	420
Expenses accrued	858
Payments and settlements	(1,278)

Accrued restructuring costs — January 31, 2009	—
Expenses accrued	116

Accrued restructuring costs — January 31, 2010	$116

Restructuring expenses associated with the acquisition of Witness consisted of severance and related costs recorded during the years ended January 31, 2009 and 2008 for global workforce reductions of Verint personnel, primarily as a result of redundancies, in sales and marketing, research and development, and administration and support. Throughout the implementation and execution phase of this restructuring plan, the scope would periodically be reevaluated, resulting in revisions to the number of personnel impacted, and the amounts paid under the plan. The $0.1 million of remaining obligations under this plan as of January 31, 2010 are included within accrued expenses and other liabilities on the accompanying consolidated balance sheet as of January 31, 2010, and are expected to be settled during the year ended January 31, 2011.
In addition to the aforementioned restructuring charges, we also incurred integration costs of $3.2 million and $11.0 million during the years ended January 31, 2009 and January 31, 2008, respectively, resulting from the Witness acquisition and the subsequent integration of the Witness and Verint businesses. These costs included $5.6 million of legal, accounting, consulting, and other professional fees, $2.4 million of travel and related costs associated with the integration efforts, $4.2 million of marketing, systems integration and other costs, and $2.0 million of incremental compensation and personnel costs, primarily for employees temporarily retained following the acquisition solely to assist in integration and knowledge transfer activities. These personnel had no other significant day-to-day responsibilities outside of the integration effort and were generally retained for periods no longer than twelve months. Professional fees primarily relate to legal, accounting, and consulting advice associated with efforts to optimize the legal and tax structure of our global entities, since both Witness and Verint conduct operations in common locations. The process of integrating the Witness and Verint businesses was substantially complete as of January 31, 2009.
Restructuring Costs Related to our Video Intelligence Segment
During the year ended January 31, 2008, we established and approved a plan to perform a comprehensive assessment of our Video Intelligence business operations, predominantly in our North American and Hong Kong locations. As a result, we implemented certain restructuring initiatives and activities intended to reduce our overall cost structure, improve operations by building areas of more centralized expertise, adjust our organization structure to improve scalability, and enhance our competitive position.
In the years ended January 31, 2009 and 2008, we recorded $0.3 million and $1.8 million, respectively, of restructuring costs under this plan, arising from the elimination of certain positions in finance, customer service, sales and marketing, and research and development and, in certain instances, migrating certain positions to lower cost markets, areas of more concentrated expertise, or to corporate locations. Certain staff changes resulted from combining our call centers and customer support sites in Colorado, and better aligning and leveraging our worldwide research and development activities in Hong Kong. Throughout the execution of this restructuring plan, the scope would periodically be reevaluated, resulting in revisions to the number of personnel impacted, and the amounts paid under the plan.
These restructuring costs included $1.8 million of severance and related costs and $0.3 million of consulting and temporary personnel costs.
The following table summarizes the activity for the three years ended January 31, 2010 related to our Video Intelligence segment restructuring:

	Severance and	Consulting and
(in thousands)	Related Costs	Temporary Staff	Total
Accrued restructuring costs — January 31, 2007	$—	$—	$—
Expenses accrued	1,513	294	1,807
Payments and settlements	(597)	(294)	(891)

Accrued restructuring costs — January 31, 2008	916	—	916
Expenses accrued	240	24	264
Payments and settlements	(1,146)	(24)	(1,170)

Accrued restructuring costs — January 31, 2009	10	—	10
Payments and settlements	(10)	—	(10)

Accrued restructuring costs — January 31, 2010	$—	$—	$—

The activity under this plan was substantially complete by October 31, 2008.
Costs associated with our restructuring activities have been recognized when they were incurred, rather than at the date of a commitment to an exit or disposal plan. Such costs were exclusive of certain costs directly associated with the acquisition of Witness, which were recorded as part of the purchase price. We continually evaluate the adequacy of liabilities accrued under these restructuring initiatives. Although we believe that these estimates accurately reflect the remaining costs of our restructuring plans, actual results may differ, which may require us to record adjustments to the liabilities.
Other Legal Costs
During the year ended January 31, 2008, we incurred $8.7 million of legal fees related to an ongoing patent infringement litigation matter, which we are reporting within integration, restructuring and other, net. This litigation was subsequently settled in our favor during the year ended January 31, 2009. The $9.7 million settlement amount received was partially offset by $5.4 million of related legal fees incurred during the year ended January 31, 2009, resulting in a net recovery of $4.3 million. No legal fees were incurred during the year ended January 31, 2010 for this matter.
11. Research and Development, Net
Our gross research and development expenses for the years ended January 31, 2010, 2009, and 2008, were approximately $86.7 million, $91.3 million, and $91.4 million, respectively. OCS grants amounted to approximately $2.1 million, $2.2 million, and $2.5 million for the years ended January 31, 2010, 2009, and 2008, respectively, which were recorded as a reduction of gross research and development expenses. We recorded other reimbursements of research and development expenses amounting to approximately $0.8 million, $0.8 million, and $1.2 million for the years ended January 31, 2010, 2009, and 2008, respectively.
We capitalize certain costs incurred to develop our commercial software products, and we then recognize those costs within product cost of revenue as the products are sold. Activity for our capitalized software development costs for the three years ended January 31, 2010 was as follows:

	Year Ended January 31,
(in thousands)	2010	2009	2008
Capitalized software development costs, net, beginning of year	$10,489	$10,272	$9,762
Software development costs capitalized during the year	2,715	4,547	4,624
Amortization of capitalized software development costs	(4,717)	(4,135)	(3,268)
Foreign currency translation and other	43	(195)	(846)

Capitalized software development costs, net, end of year	$8,530	$10,489	$10,272

The adjustment of $0.8 million in the year ended January 31, 2008 primarily reflects a charge recorded to recognize the impairment of certain capitalized software development costs determined to be redundant as a result of the May 2007 acquisition of Witness.
12. Income Taxes
The components of income (loss) before income taxes are as follows:

	For the Years Ended January 31,
(in thousands)	2010	2009	2008
Domestic	$(47,139)	$(68,109)	$(116,844)
Foreign	71,347	9,203	(52,972)

Total income (loss) before income taxes	$24,208	$(58,906)	$(169,816)

The provision for income taxes consists of the following:

	For the Years Ended January 31,
(in thousands)	2010	2009	2008
Current income tax provision (benefit):
Federal	$(835)	$(11,266)	$847
State	415	(755)	398
Foreign	7,590	13,924	6,492

Total current income tax provision	7,170	1,903	7,737

Deferred income tax provision (benefit):
Federal	500	11,805	26,056
State	777	1,088	1,748
Foreign	(1,339)	4,875	(7,812)

Total deferred income tax provision (benefit)	(62)	17,768	19,992

Total provision for income taxes	$7,108	$19,671	$27,729

The reconciliation of the U.S. federal statutory rate to our effective tax rate on income (loss) before income taxes is as follows:

	For the Years Ended January 31,
(in thousands)	2010	2009	2008
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Income tax provision (benefit) at the U.S. statutory rate	$8,471	$(20,618)	$(59,436)
State tax provision (benefit)	756	(5,086)	(5,747)
Foreign taxes at rates different from U.S. federal statutory rate	(16,929)	(5,887)	7,305
Valuation allowance	7,737	30,233	73,404
Foreign exchange	(1,702)	2,920	(860)
Stock-based and other compensation	3,262	2,808	2,831
Non-deductible expenses	882	745	1,063
Tax credits	(2,019)	(221)	(2,260)
Tax contingencies	1,102	(997)	5,495
Impairment of goodwill and intangible assets	—	9,127	4,716
Fair value of derivatives	—	—	(2,837)
In-process research and development	—	—	2,253
Change in tax rates	1,227	3,873	751
U.S. tax effects of foreign operations	4,750	3,394	711
Other, net	(429)	(620)	340

Total provision for income taxes	$7,108	$19,671	$27,729

Effective income tax rate	29.4%	-33.4%	-16.3%

Our operations in Israel have been granted “Approved Enterprise” status by the Investment Center of the Israeli Ministry of Industry, Trade and Labor, which makes us eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959. Under the terms of the program, income attributable to an approved enterprise is exempt from income tax for a period of two years and is subject to a reduced income tax rate for the subsequent five to eight years (generally 10-25%, depending on the percentage of foreign investment in the Company). These tax incentives decreased our effective tax rates by 40.3%, 8.4%, and 1.4% for the years ended January 31, 2010, 2009, and 2008, respectively.
Deferred tax assets and liabilities consist of the following:

	For the Years Ended January 31,
(in thousands)	2010	2009
Deferred tax assets:
Accrued expenses	$4,891	$5,943
Allowance for doubtful accounts	672	1,438
Deferred revenue	42,511	56,707
Inventory	757	2,701
Depreciation of property and equipment	3,498	2,807
Loss carryforwards	92,336	81,859
Tax credits	7,164	11,105
Stock-based and other compensation	30,182	19,465
Capitalized research and development expenses	4,712	2,433
Fair value of derivatives	9,720	13,184
Other long-term liabilities	2,157	2,323
Other, net	605	2,234

Total deferred tax assets	199,205	202,199

Deferred tax liabilities:
Deferred cost of revenue	(10,106)	(12,612)
Prepaid expenses	(1,025)	(1,401)
Goodwill and other intangible assets	(56,809)	(64,404)

Total deferred tax liabilities	(67,940)	(78,417)

Valuation allowance	(124,568)	(116,817)

Net deferred tax assets	$6,697	$6,965

Recorded as:
Current deferred tax assets	$21,140	$14,314
Long-term deferred tax assets	7,469	6,478
Current deferred tax liabilities	(487)	(403)
Long-term deferred tax liabilities	(21,425)	(13,424)

Net deferred tax assets	$6,697	$6,965

At January 31, 2010 and 2009, we had U.S. federal NOLs of approximately $252.8 million and $230.8 million, respectively. These losses expire in various years ending from January 31, 2016 to 2030. We had state NOLs of approximately $169.2 million and $150.2 million in the same respective years, expiring in years ending from January 31, 2011 to 2030. We had foreign NOLs of approximately $29.6 million and $24.0 million in the same respective years. At January 31, 2010, all but $4.3 million of these foreign loss carryforwards have indefinite carryforward periods. Certain of these federal, state, and foreign loss carryforwards and credits are subject to Internal Revenue Code Section 382 or similar provisions, which impose limitations on their utilization following certain changes in ownership of the entity generating the loss carryforward. The NOLs for tax return purposes are different from the NOLs for financial statement purposes, primarily due to the reduction of NOLs for financial statement purposes under the authoritative guidance on accounting for uncertainty in income taxes. We have U.S. federal, state and foreign tax credit carryforwards of approximately $7.7 million and $9.6 million at January 31, 2010 and 2009, respectively, the utilization of which is subject to limitation. At January 31, 2010, approximately $1.5 million of these tax credit carryforwards may be carried forward indefinitely. The balance of $6.2 million expires in various years ending from January 31, 2011 to 2030.
We provide income and withholding taxes on undistributed earnings of foreign subsidiaries unless they are indefinitely reinvested. Cumulatively, indefinitely reinvested foreign earnings total approximately $98.1 million at January 31, 2010. If these earnings were repatriated in the future, additional income and withholding tax expense would be incurred. Due to complexities in the laws of the foreign jurisdictions and the assumptions that would have to be made, it is not practicable to estimate the total amount of income taxes that would have to be provided on such earnings.
As required by the authoritative guidance on accounting for income taxes, we evaluate the realizability of deferred tax assets on a jurisdictional basis at each reporting date. Accounting for income taxes requires that a valuation allowance be established when it is more likely than not that all or a portion of the deferred tax assets will not be realized. In circumstances where there is sufficient negative evidence indicating that the deferred tax assets are not more-likely-than-not realizable, we establish a valuation allowance. We have recorded valuation allowances in the amounts of $124.6 million and $116.8 million at January 31, 2010 and 2009, respectively. The $7.8 million increase in the valuation allowance between January 31, 2009 and January 31, 2010 arose primarily as a result of an overall increase in net deferred tax assets, primarily related to NOLs in jurisdictions where we maintain a valuation allowance.
The recorded valuation allowance consists of the following:

	For the Years Ended January 31,
(in thousands)	2010	2009
Valuation allowance, beginning of year	$(116,817)	$(89,060)
Provision for (benefit from) income taxes	(7,737)	(30,233)
Additional paid in capital	1,264	786
Cumulative translation adjustment	(1,278)	1,690

Valuation allowance, end of year	$(124,568)	$(116,817)

In accordance with the authoritative guidance for accounting for stock-based compensation, we use a “with-and-without” approach to applying the intra-period allocation rules in accordance with accounting for income taxes. Under this approach, the windfall tax benefit is calculated based on the incremental tax benefit received from deductions related to stock-based compensation. The amount is measured by calculating the tax benefit both “with” and “without” the excess tax deduction; the resulting difference between the two calculations is considered the windfall. We did not recognize a windfall benefit in our U.S. income tax provision for the years ended January 31, 2010, January 31, 2009, and January 31, 2008.
On February 1, 2007, we implemented the provisions of the authoritative guidance on accounting for uncertainty in income taxes. The guidance contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to determine whether any amount of tax benefit may be recognized by evaluating tax positions taken or expected to be taken in a tax return and assessing whether, based solely on their technical merits, they are more-likely-than-not sustainable upon examination, including resolution of any related appeals or litigation process. The second step is to measure the amount of associated tax benefit that may be recorded for each position as the largest amount that we believe is more-likely-than-not sustainable. Differences between the amount of tax benefits taken or expected to be taken in our income tax returns and the amount of tax benefits recognized in our financial statements, determined by applying the prescribed methodologies of accounting for uncertainty in income taxes, represent our unrecognized income tax benefits, which we either record as a liability or as a reduction of deferred tax assets.
For the years ended January 31, 2010, January 31, 2009, and January 31, 2008, the aggregate changes in the balance of gross unrecognized tax benefits were as follows:

	For the Years Ended January 31,
(in thousands)	2010	2009	2008
Gross unrecognized tax benefits, beginning of year	$35,172	$46,903	$27,073
Increases as a result of acquisitions	—	—	13,619
Increases related to tax positions taken during the current year	2,715	6,355	5,755
Increases (decreases) related to foreign currency exchange rate fluctuations	1,545	(2,011)	1,039
Reductions for tax positions of prior years	(152)	(14,912)	—
Reduction for settlements with taxing authorities	(508)	(125)	—
Lapses of statutes of limitation	(1,277)	(1,038)	(583)

Gross unrecognized tax benefits, end of year	$37,495	$35,172	$46,903

As of January 31, 2010, we had $37.5 million of unrecognized tax benefits, of which $32.6 million represents the amount that, if recognized, would impact the effective income tax rate in future periods. We recorded $0.3 million, $0.1 million, and $1.6 million of interest and penalties related to uncertain tax positions in our provision for income taxes for the years ended January 31, 2010, January 31, 2009, and January 31, 2008, respectively. The accrued liability for interest and penalties was $7.2 million, $6.6 million, and $6.4 million at January 31, 2010, January 31, 2009, and January 31, 2008, respectively. Interest and penalties are recorded as a component of the provision for income taxes in the financial statements.
Our income tax returns are subject to ongoing tax examinations in several jurisdictions in which we operate. In the United States, we are no longer subject to federal income tax examination for years prior to January 31, 2007. We are currently in discussions with the Israeli tax authorities regarding adjustments that will be made to income tax returns for the years ended January 31, 2004 through January 31, 2010 due to our restated results of operations. As of January 31, 2010, income tax returns are under examination in the following major tax jurisdictions:

Jurisdiction	Tax Years
Canada	January 31, 2004 — January 31, 2008
United Kingdom	December 31, 2005
Hong Kong	March 31, 2003 — March 31, 2005, January 31, 2006 — January 31, 2007
We regularly assess the adequacy of our provisions for income tax contingencies. As a result, we may adjust the reserves for unrecognized tax benefits for the impact of new facts and developments, such as changes to interpretations of relevant tax law, assessments from taxing authorities, settlements with taxing authorities, and lapses of statutes of expiration. We believe that it is reasonably possible that the total amount of unrecognized tax benefits at January 31, 2010 could decrease by approximately $1.4 million in the next twelve months as a result of settlement of certain tax audits or lapses of statutes of limitation. Such decreases may involve the payment of additional taxes, the adjustment of certain deferred taxes including the need for additional valuation allowances and the recognition of tax benefits. We also believe that it is reasonably possible that new issues may be raised by tax authorities or developments in tax audits may occur which would require increases or decreases to the balance of reserves for unrecognized tax benefits; however, an estimate of such changes cannot reasonably be made.

In December 2007, the FASB issued revised guidance on accounting for business combinations. We adopted the provisions of this guidance effective February 1, 2009. Subsequent to adoption, adjustments related to valuation allowances or reserves for uncertain tax positions that were established in connection with prior acquisitions will impact earnings, rather than goodwill.
13. Fair Value Measurements and Derivative Financial Instruments
Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This fair value hierarchy consists of three levels of inputs that may be used to measure fair value:
•	Level 1: quoted prices in active markets for identical assets or liabilities;

•	Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity.

Assets and Liabilities Measured at Fair Value on a Recurring Basis
Our assets and liabilities measured at fair value on a recurring basis consisted of the following as of January 31, 2010 and 2009:

	January 31, 2010
	Using Input Types
(in thousands)	Level 1	Level 2	Level 3
Assets:
Money market funds	$82,593	$—	$—
Foreign currency forward contracts	—	140	—

Total assets	$82,593	$140	$—

Liabilities:
Foreign currency forward contracts	$—	$636	$—
Interest rate swap agreement	—	29,812	—

Total liabilities	$—	$30,448	$—

	January 31, 2009
	Using Input Types
(in thousands)	Level 1	Level 2	Level 3
Assets:
Money market funds	$34,292	$—	$—
Foreign currency forward contracts	—	146	—

Total assets	$34,292	$146	$—

Liabilities:
Foreign currency forward contracts	$—	$2,000	$—
Interest rate swap agreement	—	33,114	—

Total liabilities	$—	$35,114	$—

Fair Value Measurements
Money Market Funds — We value our money market funds using quoted market prices for such funds.
Foreign Currency Forward Contracts — The estimated fair value of foreign currency forward contracts is based on quotes received from the counter-party. These quotes are reviewed for reasonableness by discounting the future estimated cash flows under the contracts, considering the terms and maturities of the contracts and market exchange rates.
Interest Rate Swap Agreement — The fair value of our interest rate swap agreement is based in part on data received from a third party financial institution. These fair values represent the estimated amount we would receive or pay to settle the swap agreement, taking into consideration current and projected interest rates as well as the creditworthiness of the parties.

Derivative Financial Instruments
Under our risk management strategy, we periodically use derivative instruments to manage our short-term exposures to fluctuations in foreign currency exchange rates. We utilize foreign exchange forward contracts to hedge certain operational cash flow exposures resulting from changes in foreign currency exchange rates. These cash flow exposures result from portions of our forecasted operating expenses, primarily compensation and related expenses, which are transacted in currencies other than the U.S. Dollar, primarily the Israeli Shekel and the Canadian Dollar. Our joint venture, which has a Singapore Dollar functional currency, also utilizes foreign exchange forward contracts to manage its exposure to exchange rate fluctuations related to settlement of liabilities denominated in U.S. Dollars. These foreign currency forward contracts are reported at fair value on our consolidated balance sheets and have maturities of no longer than twelve months. We enter into these foreign currency forward contracts in the normal course of business to mitigate risks and not for speculative purposes.
The counterparties to our derivative financial instruments consist of several major international financial institutions. We regularly monitor the financial strength of these institutions. While the counterparties to these contracts expose us to credit-related losses in the event of a counterparty’s non-performance, the risk would be limited to the unrealized gains on such affected contracts. We do not anticipate any such losses.
Certain of these foreign currency forward contracts are not designated as hedging instruments under derivative accounting guidance, and gains and losses from changes in their fair values are therefore reported in other income (expense), net. Changes in the fair value of foreign currency forward contracts that are designated and effective as cash flow hedges are recorded net of related tax effects in accumulated other comprehensive income (loss), and are reclassified to the statement of operations when the effects of the item being hedged are recognized in the statement of operations.
The total notional amounts for outstanding derivatives (recorded at fair value) as of January 31, 2010 and 2009 were as follows:

	January 31,
(in thousands)	2010	2009
Foreign currency forward contracts	$50,437	$35,900
Interest rate swap agreement	450,000	450,000

	$500,437	$485,900

Fair Values of Derivative Instruments
The fair values of our derivative instruments as of January 31, 2010 and 2009 were as follows:

	January 31, 2010
	Assets		Liabilities
	Balance Sheet		Balance Sheet
(in thousands)	Classification	Fair Value	Classification	Fair Value
Derivative instruments designated as hedging instruments

Foreign currency forward contracts	Prepaid expenses and other current assets	$140	Accrued expenses and other liabilities	$38

Total derivatives designated as hedging instruments		$140		$38

Derivative instruments not designated as hedging instruments

Foreign currency forward contracts	—	$—	Accrued expenses and other liabilities	$598
Interest rate swap — current portion	—	—	Accrued expenses and other liabilities	20,988
Interest rate swap — long-term portion	—	—	Other liabilities	8,824

Total derivatives designated as hedging instruments		$—		$30,410

	January 31, 2009
	Assets		Liabilities
	Balance Sheet		Balance Sheet
(in thousands)	Classification	Fair Value	Classification	Fair Value
Derivative instruments designated as hedging instruments

Foreign currency forward contracts	Prepaid expenses and other current assets	$146	—	$—

Total derivatives designated as hedging instruments		$146		$—

Derivative instruments not designated as hedging instruments

Foreign currency forward contracts	—	$—	Accrued expenses and other liabilities	$2,000
Interest rate swap — current portion	—	—	Accrued expenses and other liabilities	14,851
Interest rate swap — long-term portion	—	—	Other liabilities	18,263

Total derivatives not designated as hedging instruments		$—		$35,114

The effects of derivative instruments in cash flow hedging relationships for the years ended January 31, 2010 and 2009 were as follows:

Classification of Gains
	Gains Recognized in		Reclassified from Other
	Accumulated Other		Comprehensive Income	Gains Reclassified from Other
	Comprehensive Income		(Loss) into the Statements of	Comprehensive Income (Loss) into
	(Loss)		Operations	the Statements of Operations
	January 31,			Year Ended January 31,
(in thousands)	2010	2009		2010	2009
Foreign currency forward contracts	$106	$101	Operating Expenses	$3,042	$—

There were no gains or losses from ineffectiveness of these hedges recorded for the years ended January 31, 2010 and 2009.
Gains (losses) recognized on derivative instruments not designated as hedging instruments in our consolidated statements of operations for the years ended January 31, 2010, 2009, and 2008 were as follows:

	Classification in
	Statement of	Year Ended January 31,
(in thousands)	Operations	2010	2009	2008
Interest rate swap agreement	Other expense, net	$(13,591)	$(11,490)	$(29,226)
Foreign currency forward contracts	Other expense, net	(1,118)	(3,101)	(307)
Embedded derivative	Other expense, net	—	—	7,266

Total		$(14,709)	$(14,591)	$(22,267)

Interest Rate Swap Agreement
The interest rates applicable to borrowings under our credit facilities are variable, and we are exposed to risk from changes in the underlying index interest rates, which affect our cost of borrowing. To partially mitigate this risk, and in part because we were required to do so by the lenders, when we entered into our credit facilities in May 2007, we executed a pay-fixed, receive-variable interest rate swap with a high credit-quality multinational financial institution under which we pay fixed interest at 5.18% and receive variable interest of three-month LIBOR on a notional amount of $450.0 million. This instrument is settled with the counterparty on a quarterly basis, and matures on May 1, 2011. As of January 31, 2010, of the $605.9 million of borrowings which were outstanding under the term loan facility, the interest rate on $450.0 million of such borrowings was substantially fixed by utilization of this interest rate swap. Interest on the remaining $155.9 million of borrowings was variable.
The net losses recorded on our interest rate swap agreement reflect the decline in market interest rates that occurred during the second half of the year ended January 31, 2008 and have generally persisted through January 31, 2010.
Embedded Derivative — Preferred Stock
As discussed in more detail within Note 8, “Convertible Preferred Stock”, we determined that the variable dividend feature of our preferred stock qualified for accounting as an embedded derivative financial instrument, subject to bifurcation from the preferred stock host contract. For the year ended January 31, 2008, the embedded derivative financial instrument was valued using a Monte Carlo simulation model. A Monte Carlo simulation model calculates a probabilistic approximation to the solution of a problem containing multiple variables using repeated statistical random sampling techniques. This feature was determined to be an asset because the variable rate feature potentially provided for a lower dividend rate than the initial preferred stock dividend rate, and was assigned an initial fair value of $0.9 million at the May 25, 2007 issue date of the preferred stock. Subsequent changes in the fair value of the derivative financial instrument through January 31, 2008 are reflected within other income (expense), net. As of January 31, 2008, the fair value of the embedded derivative instrument had increased to $8.1 million. This $7.2 million increase in fair value was reflected within other income (expense), net for the year ended January 31, 2008.
On February 1, 2008, the preferred stock dividend rate was reset to 3.875% per annum and upon occurrence of this dividend rate reset, the embedded derivative has been settled in the form of reduced future dividend obligations. Accordingly, we reclassified the $8.1 million fair value of the derivative asset at that date against the carrying value of the preferred stock as of February 1, 2008, reducing the carrying value of the preferred stock to $285.5 million.
Other Financial Instruments
The carrying amounts of accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities.
As of January 31, 2010, the estimated fair values of our term loan facility and revolving credit facility outstanding were $572.6 million and $15.0 million, respectively. As of January 31, 2009, the estimated fair values of our term loan and revolving credit borrowings outstanding were $359.9 million and $15.0 million, respectively. The estimated fair value of the term loan is based upon the estimated bid and ask prices as determined by the agent responsible for the syndication of our term loan. The fair value of the revolving credit facility is assumed to equal the principal amount outstanding for both January 31, 2010 and January 31, 2009.
Assets and Liabilities Not Measured at Fair Value on a Recurring Basis
In addition to assets and liabilities that are measured at fair value on a recurring basis, we also measure certain assets and liabilities at fair value on a nonrecurring basis. Our non-financial assets, including goodwill, intangible assets and property, plant and equipment, are measured at fair value when there is an indication of impairment and the carrying amount exceeds the asset’s projected undiscounted cash flows. These assets are recorded at fair value only when an impairment charge is recognized. Further details regarding our regular impairment reviews appear in Note 1, “Summary of Significant Accounting Policies”.
14. Employee Benefit Plans
401(k) Plan and Other Retirement Plans
We maintain a 401(k) Plan and similar type plans for our full-time employees in the United States and certain non-U.S. employees of our foreign subsidiaries. The plan in the United States allows eligible employees who attain the age of 21 with three months of service to elect to contribute up to 60% of their annual compensation, subject to the prescribed maximum amount. We match employee contributions at a rate of 50%, up to a maximum annual matched contribution of $2,000 per employee. Employee contributions are always fully vested, while our matching contributions for each year vest on the last day of the calendar year provided the employee remains employed with us on that day.
The plans in foreign subsidiaries are similar to a 401(k) plan, and provide benefits consistent with customary local practices.
During the years ended January 31, 2010, 2009, and 2008, our contributions to our worldwide retirement plans amounted to approximately $5.1 million, $4.8 million, and $4.0 million, respectively.

Cash Bonus Retention Program
On February 1, 2007, our board of directors initiated a special retention program for certain of our employees, other than executive officers and directors. The program provided for bonuses to be earned on July 31, 2007 and January 31, 2008. The amount recognized as compensation expense during the year ended January 31, 2008 totaled $15.0 million.
Liability for Severance Pay
We are obligated to make severance payments for the benefit of certain employees of our foreign subsidiaries. Severance payments made to Israeli employees are considered significant compared to all other subsidiaries with severance payments. Under Israeli law, we are obligated to make severance payments to employees of our Israeli subsidiaries, subject to certain conditions. In most cases, our liability for these severance payments is fully provided for by regular deposits to funds administered by insurance providers and by an accrual for the amount of our liability which has not yet been deposited.
Severance expenses for the years ended January 31, 2010, 2009, and 2008, were $3.4 million, $3.5 million, and $2.9 million, respectively.
Stock-Based Compensation and Purchase Plans
Plan Summaries
Our stock-based incentive awards are provided to employees under the terms of our multiple outstanding stock benefit plans (the “Plans” or “Stock Plans”) or forms of equity award agreements approved by the board of directors.
The 1996 Stock Incentive Compensation Plan, as amended (the “1996 Plan”), was approved by our stockholders and became effective on September 10, 1996. The number of shares reserved under the 1996 Plan may from time to time be reduced to the extent that a corresponding number of issued and outstanding shares of the common stock are purchased by us and set aside for issuance pursuant to awards. The 1996 Plan allows for the granting of awards of deferred stock, restricted stock awards (“RSAs”) and restricted stock units (“RSUs”), incentive and non-qualified stock options, and stock appreciation rights to our employees, directors, and consultants. If any award expires or terminates for any reason without having been exercised in full, the outstanding shares subject thereto shall again be available for the purposes of the 1996 Plan. The 1996 Plan will terminate on March 10, 2012 or at such earlier time as the board of directors may determine. Awards may be granted under the 1996 Plan at any time and from time to time prior to its termination. Any awards outstanding under the 1996 Plan at the time of the termination of the 1996 Plan shall remain in effect until such awards shall have been exercised or shall have expired in accordance with their terms.
On May 25, 2007, in connection with the acquisition of Witness, we assumed a stock plan referred to as the Witness Systems, Inc. Amended and Restated Stock Incentive Plan, as amended (the “1997 Plan”). Under the 1997 Plan, we were permitted to grant awards of deferred stock, RSAs, and RSUs, incentive and non-qualified stock options, and stock appreciation rights to our employees, directors, and consultants. The 1997 Plan contains an evergreen provision, which allows for an increase in the number of shares available for issuance, up to a maximum of 3.0 million shares per year. The deadline for making new awards under the 1997 Plan was November 18, 2009. Additionally, in connection with the acquisition, we assumed certain new-hire inducement grants made by Witness outside of its shareholder-approved equity plans prior to May 25, 2007.
Our stockholders approved the 2004 Stock Incentive Compensation Plan (the “2004 Plan”) on July 27, 2004. Under the 2004 Plan, we are permitted to grant awards of deferred stock, RSAs and RSUs, incentive and non-qualified stock options, and stock appreciation rights to our employees, directors, and consultants. To the extent not used under the 1996 Plan, the shares available pursuant to the 2004 Plan may be increased by a maximum of 1.0 million shares for awards granted under the 1996 Plan that are forfeited, expire, or are cancelled on or after July 28, 2004. The 2004 Plan will remain in full force and effect until the earlier of July 27, 2014 or the date it is terminated by our board of directors. Termination of the 2004 Plan shall not affect awards outstanding under the 2004 Plan at the time of termination.
The table below summarizes key information for the Plans as of January 31, 2010:

	Number of Shares	Number of	Number of Shares
	Reserved for	Shares	Available for
(in thousands)	Grant	Outstanding	Grant
The 1996 Plan	5,000	1,867	188
The 1997 Plan	6,400	2,587	—
The 1997 Blue Pumpkin inducement grants	158	—	—
The 2004 Plan	3,000	2,372	288

Total	14,558	6,826	476

We have granted restricted stock units for approximately 1.3 million shares to our employees outside of our shareholder approved equity plans due to capacity restraints under our existing approved plans. All grants issued outside of our existing shareholder approved plans have included certain performance conditions which require us having sufficient available capacity under one or more shareholder approved equity plans (either currently existing or adopted in the future) to vest.
Awards are generally subject to multi-year vesting periods and generally expire 10 years or less after the date of grant. Awards granted under award agreements contain vesting conditions which require available share capacity under the plans or a new stockholder approved plan for the awards to vest. We recognize compensation expense for awards on a straight-line basis over the life of the vesting period, reduced by estimated forfeitures. Upon exercise of stock options, issuance of restricted stock, or issuance of shares under the Plans, we will issue authorized but unissued common stock unless treasury shares are available.
As described in Note 1, “Summary of Significant Accounting Policies”, we recognize compensation expense based on the grant date fair value of stock based awards granted to employees and others. Accordingly, we recognized stock-based compensation expense of $44.2 million, $36.0 million, and $31.0 million for the years ended January 31, 2010, 2009, and 2008, respectively. The total income tax benefit recognized for stock-based compensation arrangements was $11.7 million, $9.0 million, and $7.8 million, for the years ended January 31, 2010, 2009, and 2008, respectively. We capitalized stock-based compensation cost of $4.7 million for the fair value of the vested portion of options issued in connection with the acquisition of Witness on May 25, 2007, and included as part of the net assets (goodwill) of Witness.

We recognized stock-based compensation expense in the following line items on the consolidated statement of operations for the years indicated:

	For the Years Ended January 31,
(in thousands, except per share amounts)	2010	2009	2008
Component of income (loss) before provision for income taxes:
Cost of revenue — product	$1,302	$540	$223
Cost of revenue — service and support	4,543	4,886	4,329
Research and development, net	7,960	6,813	4,831
Selling, general and administrative	30,422	23,751	21,665

Stock-based compensation expense	44,227	35,990	31,048
Income tax benefits related to stock-based compensation (before consideration of valuation allowance)	11,716	9,027	7,750

Stock-based compensation, net of taxes	$32,511	$26,963	$23,298

Impact on net income (loss) per share attributable to Verint Systems Inc:
Basic	$1.00	$0.83	$0.72
Diluted	$0.98	$0.83	$0.72

	For the Years Ended January 31,
(in thousands)	2010	2009	2008
Component of stock-based compensation expense:
Verint stock options	$7,332	$15,977	$22,011
Verint restricted stock awards and restricted stock units	23,917	15,948	9,229
Comverse stock options	—	15	(487)
Verint phantom stock units	12,978	4,050	295

Stock-based compensation expense	$44,227	$35,990	$31,048

The table above includes stock-based compensation amounts where we modified certain option awards to revise exercising terms for certain terminated employees and recognized incremental compensation expense of $0.2 million, $0.7 million, and $1.7 million for the years ended January 31, 2010, 2009, and 2008, respectively. Participants in the Plans are currently restricted from exercising options due to our inability to use our Registration Statement on Form S-8 during our extended filing delay period. As such, we modified grants held by terminated employees by extending the time a terminated employee would normally have to exercise vested stock option awards. The number of employees affected under such modifications was 54, 74, and 103 for the years ended January 31, 2010, 2009, and 2008, respectively.
Excess tax benefits were not recognized for the years ended January 31, 2010, 2009, and 2008 as we incurred taxable losses. The excess tax benefits represent the reduction in income taxes otherwise payable during the period, attributable to the actual gross tax benefits in excess of the expected tax benefits.
Stock Options
When stock options are awarded, the fair value of the options is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatility and the expected term are the input factors to that model that require the most significant management judgment. Expected volatility is estimated utilizing daily historical volatility over a period that equates to the expected life of the option. The expected life (estimated period of time outstanding) is estimated using the historical exercise behavior of employees. The risk-free interest rate is the implied daily yield currently available on U.S. Treasury issues with a remaining term closely approximating the expected term used as the input to the Black-Scholes option pricing model.
We have not granted stock options subsequent to January 31, 2006. However, in connection with our acquisition of Witness on May 25, 2007, options to purchase Witness common stock were converted into options to purchase approximately 3.1 million shares of our common stock. The fair value of the option grants was estimated using the Black-Scholes option-pricing model with the weighted-average assumptions presented in the following table:

As of May 25, 2007
Expected life (in years)	2.62
Risk-free interest rate	4.88%
Expected volatility	40.50%
Dividend yield	0%
Based on the above assumptions, the weighted-average fair value of the stock options on the date of acquisition was $15.02.
See Note 4, “Business Combinations”, for additional information concerning the acquisition of Witness. The following table summarizes stock option activity under the Plans for the years ended January 31, 2010, 2009, and 2008:

	For the Years Ended January 31,
	2010		2009		2008
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
	Stock	Exercise	Stock	Exercise	Stock	Exercise
(in thousands, except exercise prices)	Options	Price	Options	Price	Options	Price
Beginning balance	5,225	$22.36	5,735	$21.77	3,003	$23.56
Assumed in acquisition (1)	—	$—	—	$—	3,065	$20.24
Exercised	—	$—	—	$—	—	$—
Forfeited	(30)	$21.69	(296)	$22.40	(326)	$24.16
Expired	(464)	$14.23	(214)	$5.94	(7)	$8.56

Ending balance	4,731	$23.16	5,225	$22.36	5,735	$21.77

Options exercisable	4,499	$23.24	4,461	$22.42	3,663	$21.17

(1)	On May 25, 2007, 3.3 million non-vested stock options of Witness were converted to 3.1 million options for our stock using the purchase conversion ratio of .9335 shares of Verint common stock for every 1.0 share of Witness stock.
As of January 31, 2010, the aggregate intrinsic value for the options vested and exercisable was $4.7 million with a weighted-average remaining contractual life of 2.19 years. Additionally, there were 4.7 million options vested and expected to vest with a weighted-average exercise price of $23.16 and an aggregate intrinsic value of $4.7 million with a weighted-average remaining contractual life of 2.15 years.

The unrecognized compensation expense calculated under the fair value method for options expected to vest (unvested shares net of expected forfeitures) as of January 31, 2010 was approximately $3.1 million and is expected to be recognized over a weighted-average period of 0.84 years.
The following table summarizes information about stock options as of January 31, 2010:

(in thousands, except exercise prices)	Options Outstanding			Options Exercisable
		Weighted-
		Average	Weighted-		Weighted-
	Number of	Remaining	Average	Number of	Average
	Options	Contractual	Exercise	Options	Exercise
Range of Exercise Prices	Outstanding	Term	Price	Exercisable	Price
$4.46 - $16.00	580	1.29	$11.36	580	$11.36
$17.00 - $18.00	800	1.63	$17.47	760	$17.45
$18.62 - $19.83	480	1.47	$18.90	414	$18.92
$20.04 - $21.75	577	0.75	$21.20	571	$21.20
$22.11 - $23.00	437	2.69	$22.85	437	$22.85
$23.95 - $23.95	489	1.66	$23.95	390	$23.95
$25.01 - $32.16	313	2.64	$28.83	292	$28.84
$34.40 - $34.40	147	5.57	$34.40	147	$34.40
$35.11 - $35.11	884	3.64	$35.11	884	$35.11
$37.99 - $37.99	24	5.64	$37.99	24	$37.99

$4.46 - $37.99	4,731	2.15	$23.16	4,499	$23.24

The following table summarizes key data points for exercised options:

	For the Years Ended January 31,
(in thousands)	2010	2009	2008
The intrinsic value of options exercised	$—	$—	$—
Cash received from the exercise of stock options	$—	$—	$—
The tax benefit realized from stock options exercised	$—	$—	$—
The fair value of options vested	$69,575	$68,250	$52,661
Restricted Stock Awards and Restricted Stock Units
Stock awards are granted in the form of RSAs and RSUs. The principal difference between these instruments is that RSUs are not shares of our common stock and do not have any of the rights or privileges thereof, including voting or dividend rights. On the applicable vesting date, the holder of an RSU becomes entitled to a share of our common stock. Both RSAs and RSUs are subject to certain restrictions and forfeiture provisions prior to vesting.
We have granted RSUs with performance vesting conditions that require that we become current with our filings with the SEC and be re-listed on a nationally recognized exchange for the awards to vest. Some awards also require that additional stockholders approved plan capacity be available for the awards to vest. In addition, we have granted RSUs to executive officers and certain members of senior management that require us to estimate the expected achievement of performance targets over the performance period. The expense associated with such awards is included in our stock-based compensation cost.

During the year ended January 31, 2010, we removed all performance vesting conditions for certain restricted stock units granted to executive officers prior to the year ended January 31, 2010 as a result of the amendment of time-based and performance-based equity award agreements. The removal of the performance vesting conditions is being accounted for as modification based on our assessment. As a result of the modification of the vesting conditions, additional compensation expense of $1.9 million was recognized on May 21, 2009, and $0.7 million was recognized on November 19, 2009.
RSUs that settle, or are expected to settle, with cash payments upon vesting are reflected as liabilities on our consolidated balance sheet.
The following table summarizes RSA and RSU activity under the Plans for the years ended January 31, 2010, 2009, and 2008:

	For the Years Ended January 31,
	2010		2009		2008
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Grant-Date		Grant-Date		Grant-Date
(in thousands, except grant-date fair value)	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value
Beginning balance	1,830	$24.48	1,267	$29.39	354	$33.88
Granted	1,812	$6.50	865	$18.07	1,215	$28.64
Released	(116)	$29.93	(85)	$33.98	(203)	$32.85
Forfeited	(114)	$19.94	(217)	$23.91	(99)	$29.21

Ending balance	3,412	$14.92	1,830	$24.48	1,267	$29.39

The unrecognized compensation expense related to 3.4 million unvested RSAs and RSUs expected to vest as of January 31, 2010 was approximately $10.3 million, with remaining weighted-average vesting periods of approximately 0.29 years and 0.71 years, respectively, over which such expense is expected to be recognized. The total fair value of restricted stock awards and units vested during the years ended January 31, 2010, 2009, and 2008 is $3.5 million, $2.9 million, and $6.7 million, respectively.
Phantom Stock Units
During the year ended January 31, 2007, we began issuing phantom stock units to non-officer employees that settle, or are expected to settle, with cash payments upon vesting, pursuant to the terms of a form of a phantom stock award agreement approved by the board of directors. Phantom stock units provide for the payment of a cash bonus equivalent to the value of our common stock as of the vesting date of the award. Phantom stock units generally have a multi-year vesting and are generally subject to the same performance vesting conditions as equity awards granted. We recognize compensation expense for phantom stock units on a straight-line basis, reduced by estimated forfeitures. The phantom stock units are being accounted for as liabilities and as such their value tracks our stock price and is subject to market volatility.
The total accrued liability for phantom stock units was $14.5 million, $4.0 million, and $0.3 million as of January 31, 2010, 2009, and 2008, respectively. Total cash payments made upon vesting of phantom stock units were $2.5 million and $0.3 million for the years ended January 31, 2010 and 2009, respectively.

The following table summarizes phantom stock unit activity for the years ended January 31, 2010, 2009, and 2008:

	For the Years Ended January 31,
(in thousands)	2010	2009	2008
Beginning balance, in units	1,239	85	19
Granted	421	1,323	87
Released	(482)	(33)	(17)
Forfeited	(72)	(136)	(4)

Ending balance, in units	1,106	1,239	85

The phantom stock units granted during the years ended January 31, 2010, 2009, and 2008 primarily vest over three-year periods, subject to applicable performance conditions.
The unrecognized compensation expense related to 1.1 million unvested phantom stock units expected to vest as of January 31, 2010 was approximately $5.0 million, based on our stock price of $18.3 at January 31, 2010 with a remaining weighted-average vesting period of approximately 0.73 years over which such expense is expected to be recognized.
Tandem Awards
We issued grants known as “tandem” awards to certain of our Israeli employees during the year ended January 31, 2009. These tandem awards include two components — a share of deferred stock and a share of phantom stock. The recipient received two different units and two separate award agreements. The tandem awards are structured so that, on any given vesting date, only one component of the awards vests. The tandem awards are being accounted for as liabilities based on our assessment that the tandem awards would likely be settled in phantom stock units upon vesting.
We also issued grants known as “hybrid” awards to our employees during the year ended January 31, 2009 which vest in restricted stock units upon the achievement of certain performance conditions that have been set by our board of directors. In the event that any of the stock-settle conditions are not satisfied on the vesting date, no shares of common stock will be issued and instead we will settle these awards with cash payments equal to the fair market value (as defined in the award agreement) of the vested restricted stock units. These hybrid awards are being accounted as liabilities based on our assessment that the hybrid awards would likely be settled in cash upon vesting.
Comverse Stock Options
One component of our stock-based compensation cost is related to stock options granted to Verint employees who were employed with Comverse when the stock options were issued by Comverse. For the year ended January 31, 2010, we did not record any expenses related to Comverse stock options issued to Verint employees. We recorded expenses of $15 thousand related to Comverse stock options issued to Verint employees for the years ended January 31, 2009 and a reduction to expenses of $0.5 million for the year ended January 31, 2008.
ESPP
Effective September 1, 2002, we adopted and implemented the 2002 Employee Stock Purchase Plan (“ESPP”), which was amended and restated, on May 22, 2003. Any employee who had completed three months of employment and was employed by us on the applicable offering commencement date was eligible to participate in the ESPP. Participants elected to have amounts withheld through payroll deductions at the rate of up to 10% of their annualized base salary, to purchase shares of our common stock at 85% of the lesser of the market price at the offering commencement date or the offering termination date.

The number of shares available under the ESPP is 1.0 million, of which approximately 260,000 have been issued as of the date the ESPP was suspended in March 2006, due to our inability to use our Registration Statement on Form S-8 during our extended filing delay period.
No expense related to the ESPP was recorded during the years ended January 31, 2010, 2009, and 2008 due to the suspension of the ESPP during these periods resulting from our extended filing delay status.
15. Related Party Transactions
Relationships with Comverse and its Other Subsidiaries
Preferred Stock Financing
On May 25, 2007, in connection with our acquisition of Witness, we entered into the Securities Purchase Agreement with Comverse pursuant to which Comverse purchased, for cash, an aggregate of 293,000 shares of our preferred stock for $293.0 million. Proceeds from the issuance of the preferred stock were used to partially finance the acquisition of Witness. In connection with the sale of the preferred stock we entered into the New Registration Rights Agreement with Comverse. Further details regarding the preferred stock and the related registration rights agreement appear within Note 8, “Convertible Preferred Stock”.
Original Registration Rights Agreement
Shortly before our IPO in 2002, we entered into the Original Registration Rights Agreement with Comverse that covered all shares of common stock then held by Comverse and any additional shares of common stock acquired by Comverse at a later date. Under the Original Registration Rights Agreement, Comverse has the right to demand registration of its shares on a stand-alone filing, or to participate in other registrations we may undertake (piggyback rights). In addition, we are required to pay registration-related expenses and indemnify Comverse from liabilities that may arise from sale of shares registered pursuant to the Original Registration Rights Agreement.
Service and Tax Agreements with Comverse
There were, and still are, several agreements in place between us and Comverse and its other subsidiaries, which were executed prior to our IPO in order to allow us to continue to receive certain services from Comverse and its other subsidiaries following our IPO. A separate agreement clarifies the income tax relationship between us and Comverse. Since our IPO, we have established our own systems and reduced or eliminated our reliance on these services. As of January 31, 2010 and 2009, we had liabilities to Comverse for services under these agreements of $1.7 million and $1.4 million, respectively, which are presented as liabilities to affiliates on our consolidated balance sheets at those dates. The following is an overview of certain of these agreements with Comverse:
Corporate Services Agreement
Under the Corporate Services Agreement, Comverse formerly provided us with maintenance services for general liability and other insurance policies held by Comverse under which we were covered. As of calendar 2007, we obtained our own insurance policies, including our own directors’ and officers’ insurance policy. In the past, we also received certain administration services with respect to employee benefit plans, legal support, and public relations support under this agreement. Following a period of transition, responsibility for these activities was fully transferred to us and we now handle all of these functions ourselves. For the year ended January 31, 2008, we recorded expenses of $0.3 million for the services provided by Comverse under this agreement. There were no such expenses incurred for the years ended January 31, 2010 and January 31, 2009, as this agreement was terminated effective July 31, 2007.

Enterprise Resource Planning Software Sharing Agreement
Under the Enterprise Resource Planning Software Sharing Agreement, Comverse Ltd., a subsidiary of Comverse, formerly provided us with shared access to its enterprise resource planning (“ERP”) and customer relationship management (“CRM”) software for the operation of our business. During the quarter ended October 31, 2007, we completed a separation from Comverse’s ERP/CRM system and fully transitioned to our own internal ERP/CRM system. No expenses were incurred under this agreement for the years ended January 31, 2010 and January 31, 2009. For the years ended January 31, 2008, we recorded expenses of $0.4 million for the services under this agreement.
Satellite Services Agreement
Under the Satellite Services Agreement, Comverse Inc., a subsidiary of Comverse, provides us with the exclusive use of the services of specified employees and facilities of Comverse Inc. located in countries where we do not have our own legal presence or facilities. The fee for this service is equal to the expenses Comverse Inc. incurs in providing these services plus ten percent. For the years ended January 31, 2010, 2009, and 2008, we recorded expenses of $0.3 million, $0.6 million, and $1.1 million, respectively, for the services provided by Comverse Inc. under this agreement. We anticipate that we will continue to use some level of services under this agreement in the future.
Federal Income Tax Sharing Agreement
We are party to a tax sharing agreement with Comverse which applies to periods prior to our IPO in which we were included in Comverse’s consolidated federal tax return. By virtue of its controlling ownership and this tax sharing agreement, Comverse effectively controlled all of our tax decisions for periods ending prior to the completion of our IPO, which took place in May 2002. Under the agreement, for periods during which we were included in Comverse’s consolidated tax return, we were required to pay Comverse an amount equal to the tax liability we would have owed, if any, had we filed a federal tax return on our own, as computed by Comverse in its reasonable discretion. Under the agreement, we were not entitled to receive any payments from Comverse in respect of, or to otherwise take advantage of, any loss resulting from the calculation of our separate tax liability. The tax sharing agreement also provided for certain payments in the event of adjustments to the group’s tax liability. The tax sharing agreement continues in effect until 60 days after the expiration of the applicable statute of limitations for the final year in which we were part of the Comverse consolidated group for tax purposes.
Other Related Party Transactions
Our joint venture incurs certain operating expenses, including office rent and other administrative costs, under arrangements with one of its noncontrolling shareholders. These expenses totaled $0.4 million, $0.3 million, and $0.3 million for the years ended January 31, 2010, 2009, and 2008, respectively. The joint venture also recognized $0.7 million of revenue from this noncontrolling shareholder for the year ended January 31, 2010. Such revenue was negligible for the year ended January 31, 2009, and no such revenue was recognized for the year ended January 31, 2008.
16. Commitments and Contingencies
Operating Leases
We lease office, manufacturing, and warehouse space, as well as certain equipment, under non-cancelable operating lease agreements. Terms of the leases, including renewal options and escalation clauses, vary by lease. When determining the term of a lease, we include renewal options that are reasonably assured. The lease agreements generally provide that we pay taxes, insurance, and maintenance expenses related to the leased assets over the initial lease term and those renewal periods that are reasonably assured.
Our facility leases may contain rent escalation clauses or rent holidays, commencing at various times during the terms of the agreements. Rent expense on operating leases with scheduled rent increases or holidays during the lease term is recognized on a straight-line basis. The difference between rent expense and rent paid is recorded as deferred rent. Leasehold improvements are depreciated over the shorter of their economic lives, which begin once the assets are ready for their intended use, or the term of the lease.
Rent expense incurred under all operating leases was $13.1 million, $13.9 million, and $12.5 million for the years ended January 31, 2010, 2009, and 2008, respectively.
As of January 31, 2010, our minimum future rentals under non-cancelable operating leases were as follows:

(in thousands)
For the Years Ended January 31,	Amount
2011	$12,536
2012	11,315
2013	9,673
2014	6,245
2015	3,749
2016 and thereafter	2,655

Total	$46,173

During the year ended January 31, 2008, we entered into a non-cancelable operating sublease with a third party to rent space in a location previously utilized by us as a warehouse facility. We received rental payments totaling $0.1 million during each of the years ended January 31, 2010 and 2009, and expect to receive $0.1 million during the year ended January 31, 2011.
Unconditional Purchase Obligations
In the ordinary course of business, we enter into certain unconditional purchase obligations, which are agreements to purchase goods or services that are enforceable, legally binding, and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on current needs and are typically fulfilled by our vendors within a relatively short time horizon.
As of January 31, 2010, our unconditional purchase obligations totaled approximately $33.8 million, the majority of which were scheduled to occur within the subsequent twelve months. Due to the relatively short life of the obligations, the carrying value approximates their fair value at January 31, 2010.

Warranty Liability
The following table summarizes the activity in our warranty liability, which is included in accrued expenses and other liabilities in the consolidated balance sheets, for the years ended January 31, 2010, 2009 and 2008.

	Year Ended January 31,
(in thousands)	2010	2009	2008
Warranty liability, beginning of year	$1,188	$1,874	$2,521
Provision charged to expenses	220	483	266
Warranty charges	(42)	(1,115)	(989)
Foreign currency translation and other	(74)	(54)	76

Warranty liability, end of year	$1,292	$1,188	$1,874

We accrue for warranty costs as part of our cost of revenue based on associated product costs, labor costs, and associated overhead. Our Workforce Optimization solutions are sold with a warranty of generally one year on hardware and 90 days for software. Our Video Intelligence solutions and Communications Intelligence solutions are sold with warranties that typically range in duration of from 90 days to 3 years, and in some cases longer.
Licenses and Royalties
We license certain technology and pay royalties under such licenses and other agreements entered into in connection with research and development activities.
As discussed in Note 1, “Summary of Significant Accounting Policies”, we receive non-refundable grants from the OCS that fund a portion of our research and development expenditures. The Israeli law under which the OCS grants are made limits our ability to manufacture products, or transfer technologies, developed using these grants outside of Israel. If we were to seek approval to manufacture products, or transfer technologies, developed using these grants outside of Israel, we could be subject to additional royalty requirements or be required to pay certain redemption fees. If we were to violate these restrictions, we could be required to refund any grants previously received, together with interest and penalties, and may be subject to criminal charges.
Preferred Stock Dividends, Conversion, and Redemption
On May 25, 2007, in connection with our acquisition of Witness, we entered into the Securities Purchase Agreement under which Comverse purchased, for cash, an aggregate of 293,000 shares of our preferred stock, for $293.0 million. Upon a fundamental change event, as defined, and subject to certain exceptions, the holders of the preferred stock would have the right to require us to purchase the preferred stock for 100% of the liquidation preference then in effect. Fundamental change events include the sale of substantially all of our assets, and certain changes in beneficial ownership, board of directors’ representation, and business reorganizations. Further information regarding the terms of the preferred stock, including liquidation preferences, dividends, conversion, and redemption rights are included in Note 8, “Convertible Preferred Stock”.
Off-Balance Sheet Risk
In the normal course of business, we provide certain customers with financial performance guarantees, which are generally backed by standby letters of credit or surety bonds. In general, we would only be liable for the amounts of these guarantees in the event that our nonperformance permits termination of the related contract by our customer, which we believe is remote. At January 31, 2010, we had approximately $7.4 million of outstanding letters of credit and surety bonds relating to these performance guarantees. As of January 31, 2010, we believe we were in compliance with our performance obligations under all contracts for which there is a financial performance guarantee, and the ultimate liability, if any, incurred in connection with these guarantees will not have a material adverse affect on our consolidated results of operations, financial position, or cash flows. Our historical non-compliance with our performance obligations has been insignificant.
Indemnifications
In the normal course of business, we provide indemnifications of varying scopes to customers against claims of intellectual property infringement made by third parties arising from the use of our products. Historically, costs related to these indemnification provisions have not been significant and we are unable to estimate the maximum potential impact of these indemnification provisions on our future results of operations.
To the extent permitted under Delaware law or other applicable law, we indemnify our directors, officers, employees, and agents against claims they may become subject to by virtue of serving in such capacities for us. We also have contractual indemnification agreements with our directors, officers, and certain senior executives. The maximum amount of future payments we could be required to make under these indemnification arrangements and agreements is potentially unlimited; however, we have insurance coverage that limits our exposure and enables us to recover a portion of any future amounts paid. We are not able to estimate the fair value of these indemnification arrangements and agreements in excess of applicable insurance coverage, if any.
We are party to a business opportunities agreement with Comverse which addresses potential conflicts of interest between Comverse and us. This agreement allocates between Comverse and us opportunities to pursue transactions or matters that, absent such allocation, could constitute corporate opportunities of both companies. Under the agreement, each party is precluded from pursuing opportunities it may become aware of which are offered to an employee of the other party, even if such employee serves as a director of the other entity. We have agreed to indemnify Comverse and its directors, officers, employees, and agents against any liabilities as a result of any claim that any provision of the agreement, or the failure to offer any business opportunity to us, violates or breaches any duty that may be owed to us by Comverse or any such person. Unless earlier terminated by the parties, the agreement will remain in place until Comverse no longer holds 20% of our voting power and no one on our board is a director or employee of Comverse.
Litigation
Comverse Investigation-Related Matters
On December 17, 2009, Comverse entered into agreements to settle the following lawsuits previously disclosed by Comverse relating to the matters involved in the Comverse special committee investigation which had been brought against Comverse and certain former officers and directors of Comverse: (a) a consolidated shareholder class action before the U.S. District Court for the Eastern District of New York, In re Comverse Technology, Inc. Securities Litigation; (b) a shareholder derivative action before the U.S. District Court for the Eastern District of New York, In re Comverse Technology, Inc. Derivative Litigation; and (c) a shareholder derivative action before the New York State Supreme Court, Appellate Division, First Department, In re Comverse Technology, Inc. Derivative Litigation.
On April 2, 2010, the U.S. District Court for the Eastern District of New York issued orders in the shareholder class action and derivative action granting preliminary approval of the settlement agreements in those actions. The court has scheduled a settlement hearing to be held on June 21, 2010 that will, among other things, consider orders and final judgments dismissing those actions with prejudice.
Verint was not named as a defendant in any of these suits. Igal Nissim, our former Chief Financial Officer, was named as a defendant in the federal and state shareholder derivative actions in his capacity as the former Chief Financial Officer of Comverse, and Dan Bodner, our Chief Executive Officer, was named as a defendant in the federal and state shareholder derivative actions in his capacity as the Chief Executive Officer of Verint (i.e., as the president of a significant subsidiary of Comverse). Mr. Nissim and Mr. Bodner were not named in the shareholder class action suit.
The federal shareholder derivative suit alleged that the defendants breached their fiduciary duties beginning in 1994 by: (a) allowing and participating in a scheme to backdate the grant dates of employee stock options to improperly benefit Comverse’s executives and certain directors; (b) allowing insiders, including certain of the defendants, to personally profit by trading Comverse’s stock while in possession of material inside information; (c) failing to properly oversee or implement procedures to detect and prevent such improper practices; (d) causing Comverse to issue materially false and misleading proxy statements, as well as causing Comverse to file other false and misleading documents with the SEC; and (e) exposing Comverse to civil liability. The plaintiffs originally filed suit on April 20, 2006. The Consolidated, Amended, and Verified Shareholder Derivative Complaint, filed on October 6, 2006, sought unspecified damages, injunctive relief, including restricting the proceeds of the defendants’ trading activities and other assets, setting aside the election of the defendant directors to the Comverse board of directors, and costs and attorneys’ fees. On December 21, 2007, motions to dismiss the federal shareholder derivative suit were fully briefed on behalf of Comverse as well as the individual defendants, including Mr. Nissim and Mr. Bodner. No decision had been rendered on these motions to dismiss as of the signing of the settlement agreements or as of the filing date of our Annual Report on Form 10-K for the year ended January 31, 2010.
The state shareholder derivative suit made similar allegations to the federal shareholder derivative suit. The plaintiffs first filed suit on April 11, 2006. The Consolidated and Amended Shareholder Derivative Complaint, which was filed on September 18, 2006, sought unspecified damages, injunctive relief, such as restricting the proceeds of the defendants’ trading activities and other assets, and costs and attorneys’ fees.
The agreements in settlement of the above-mentioned actions are subject to notice to Comverse’s shareholders and approval by the federal and state courts in which such proceedings are pending. Neither we nor Mr. Nissim or Mr. Bodner is responsible for making any payments or relinquishing any equity holdings under the terms of the settlement.
Comverse was also the subject of an SEC investigation and resulting civil action regarding the improper backdating of stock options and other accounting practices, including the improper establishment, maintenance, and release of reserves, the reclassification of certain expenses, and the calculation of backlog of sales orders. On June 18, 2009, Comverse announced that it had reached a settlement with the SEC on these matters without admitting or denying the allegations of the SEC complaint.
Verint Investigation-Related Matters
On July 20, 2006, we announced that, in connection with the SEC investigation into Comverse’s past stock option grants that was in process at that time, we had received a letter requesting that we voluntarily provide to the SEC certain documents and information related to our own stock option grants and practices. We voluntarily responded to this request. On April 9, 2008, as we previously reported, we received a “Wells Notice” from the staff of the SEC arising from the staff’s investigation of our past stock option grant practices and certain unrelated accounting matters. These accounting matters were also the subject of our internal investigation. On March 3, 2010, the SEC filed a settled enforcement action against us in the United States District Court for the Eastern District of New York relating to certain of our accounting reserve practices. Without admitting or denying the allegations in the SEC’s Complaint, we consented to the issuance of a Final Judgment permanently enjoining us from violating Section 17(a) of the Securities Act, Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Securities Exchange Act of 1934, (the “Exchange Act”), and Rules 13a-1 and 13a-13 thereunder. The settled SEC action did not require us to pay any monetary penalty and sought no relief beyond the entry of a permanent injunction. The SEC’s related press release noted that, in accepting the settlement offer, the SEC considered our remediation and cooperation in the SEC’s investigation. The settlement was approved by the United States District Court for the Eastern District of New York on March 9, 2010.
On December 23, 2009, as we previously reported, we received an additional “Wells Notice” from the staff of the SEC relating to our failure to timely file periodic reports under the Exchange Act. Under the SEC’s Wells process, recipients of a Wells Notice have the opportunity to make a Wells Submission before the SEC staff makes a recommendation to the SEC regarding what action, if any, should be brought by the SEC. After considering our Wells Submission, on March 3, 2010, the SEC issued an Order Instituting Proceedings (“OIP”) pursuant to Section 12(j) of the Exchange Act to suspend or revoke the registration of our common stock because of our previous failure to file an annual report on either Form 10-K or Form 10-KSB since April 25, 2005 or quarterly reports on either Form 10-Q or Form 10-QSB since December 12, 2005. An Administrative Law Judge will consider the evidence in the Section 12(j) proceeding and has been directed in the OIP to issue an initial decision within 120 days of service of the OIP. On March 26, 2010, we filed our Answer to the OIP. On March 30, 2010, the Administrative Law Judge issued an amended procedural order scheduling the completion of briefing on the SEC’s motion for summary disposition for June 1, 2010. We are currently evaluating all available procedural remedies, and intend to defend against the possible suspension or revocation of the registration of our common stock.
On March 26, 2009, a motion to approve a class action lawsuit (the “Labor Motion”) and the class action lawsuit itself (the “Labor Class Action”) (Labor Case No. 4186/09) were filed against our subsidiary, Verint Systems Limited (“VSL”), by a former employee of VSL, Orit Deutsch, in the Tel Aviv Labor Court. Ms. Deutsch purports to represent a class of our employees and ex-employees who were granted options to buy shares of Verint and to whom, allegedly, damages were caused as a result of the blocking of the ability to exercise Verint options by our employees or ex-employees. The Labor Motion and the Labor Class Action both claim that we are responsible for the alleged damages due to our status as employer and that the blocking of Verint options from being exercised constitutes default of the employment agreements between the members of the class and VSL. The Labor Class Action seeks compensatory damages for the entire class in an unspecified amount. On July 9, 2009, we filed a motion for summary dismissal and alternatively for the stay of the Labor Motion. A preliminary session was held on July 12, 2009. Ms. Deutsch filed her response to our response on November 10, 2009. On February 8, 2010, the Tel Aviv Labor Court dismissed the case for lack of material jurisdiction and ruled that it will be transferred to the District Court in Tel Aviv. There can be no assurance that we will not in the future become subject to additional litigation or threatened litigation from current or former personnel as a result of our suspension of option exercises during our extended filing delay period, the expiration of equity awards during such period, or other employment-related matters relating to our internal investigation, restatement, or extended filing delay.
Witness Investigation-Related Matters
At the time of our May 25, 2007 acquisition of Witness, Witness was subject to a number of proceedings relating to a stock options backdating internal investigation undertaken and publicly disclosed by Witness prior to the acquisition. The following is a summary of those proceedings and developments since the date of the acquisition.
On August 29, 2006, A. Edward Miller filed a shareholder derivative lawsuit in the U.S. District Court for the Northern District of Georgia, Atlanta Division, naming Witness as a nominal defendant and naming all of Witness’ directors and a number of its officers as defendants (Miller v. Gould, et al., Civil Action No. 1:06-CV-2039 (N.D. Ga.)). The complaint alleged purported violations of federal and state law, and violations of certain anti-fraud provisions of the federal securities laws (including Sections 10(b) and 14(a) of the Exchange Act and Rules 10b-5 and 14a-9 thereunder) in connection with certain stock option grants made by Witness. The complaint sought monetary damages in unspecified amounts, disgorgement of profits, an accounting, rescission of stock option grants, imposition of a constructive trust over the defendants’ stock options and proceeds derived therefrom, punitive damages, reimbursement of attorneys’ fees and other costs and expenses, an order directing Witness to adopt or put to a stockholder vote various proposals relating to corporate governance, and other relief as determined by the court. On March 11, 2009, the Court granted defendants’ motion to dismiss the complaint in its entirety, with prejudice. Plaintiff did not file an appeal and the time to do so under the federal rules has elapsed.
On October 27, 2006, Witness received notice from the SEC of an informal non-public inquiry relating to the stock option grant practices of Witness from February 1, 2000 through the date of the notice. On July 12, 2007, we received a copy of the Formal Order of Investigation from the SEC relating to substantially the same matter as the informal inquiry. We and Witness have fully cooperated, and intend to continue to fully cooperate, if called upon to do so, with the SEC regarding this matter. In addition, the U.S. Attorney’s Office for the Northern District of Georgia was also given access to the documents and information provided by Witness to the SEC. Our last communication with the SEC with respect to the matter was in June 2008.
Verint General Litigation Matters
On October 18, 2005, the Administrative Court of Appeals of Athens entered a final, non-appealable verdict against our wholly owned subsidiary, Verint Systems UK Ltd. (formerly Comverse Infosys UK Limited) (“Verint UK”), in a dispute between Verint UK and its former customer, the Greek Civil Aviation Authority, which began in June 1999. The Greek Civil Aviation Authority had claimed that the equipment provided to it by Verint UK did not operate properly. The verdict did not contain a calculation of the monetary judgment, however, we estimated the amount at approximately $2.6 million based on an earlier decision in the case, exclusive of any interest which may be assessed on the judgment based on the passage of time. The Greek government must seek enforcement of this judgment in the United Kingdom. To date this judgment has not been enforced and we have made no payments.
From time to time we or our subsidiaries may be involved in other legal proceedings and/or litigation arising in the ordinary course of our business that might impact our financial position, our results of operations, or our cash flows.
17. Segment, Geographic, and Significant Customer Information
Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the enterprise’s chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. Our Chief Executive Officer is our CODM.
We conduct our business in three operating segments — Enterprise Workforce Optimization Solutions (“Workforce Optimization”), Video Intelligence Solutions (“Video Intelligence”), and Communications Intelligence and Investigative Solutions (“Communications Intelligence”).
Our Workforce Optimization solutions enable large organizations and small-to-medium sized business organizations to extract and analyze valuable information from customer interactions and related operational and transactional data for the purpose of optimizing the performance of their customer service operations, including contact centers, back offices, branches, and remote locations.
Our Video Intelligence solutions help organizations enhance safety and security by enabling them to deploy an end-to-end IP video solution with integrated analytics or evolve to IP video operations without discarding their investments in analog Closed Circuit Television technology.
Our Communications Intelligence solutions are designed to generate evidence and intelligence and are used to detect and neutralize criminal and terrorist threats.
We measure the performance of our operating segments based upon operating segment revenue and operating segment contribution. Operating segment contribution includes segment revenue and expenses incurred directly by the segment, including material costs, service costs, research and development and selling, marketing, and administrative expenses. We do not allocate certain expenses, which include the majority of general and administrative expenses, facilities and communication expenses, purchasing expenses, manufacturing support and logistic expenses, depreciation and amortization, amortization of capitalized software development costs, stock-based compensation, and special charges such as restructuring and integration expenses. These expenses are included in the unallocated expenses section of the table presented below. Revenue from transactions between our operating segments is not material.
The accounting policies used to determine the performance of the operating segments are the same as those described in the summary of significant accounting policies in Note 1, “Summary of Significant Accounting Policies”.
With the exception of goodwill and acquired intangible assets, we do not identify or allocate our assets by operating segment. Consequently, it is not practical to present assets by operating segment. The allocation of goodwill and acquired intangible assets by operating segment appears in Note 5, “Intangible Assets and Goodwill”.

Operating results by segment for the years ended January 31, 2010, 2009, and 2008 were as follows:

	Workforce	Video	Communications
(in thousands)	Optimization	Intelligence	Intelligence	Total
Year Ended January 31,
2010
Revenue	$374,778	$144,970	$183,885	$703,633

Segment contribution	$178,674	$57,200	$62,348	298,222

Unallocated expenses:
Amortization of other acquired intangible assets				30,289
Stock-based compensation				44,227
Integration, restructuring and other, net				141
Other unallocated expenses				157,886

Operating income				65,679
Other expense, net				(41,471)

Income before provision for income taxes				$24,208

2009
Revenue	$352,367	$127,012	$190,165	$669,544

Revenue adjustment	5,890	—	—	5,890

Segment revenue	$358,257	$127,012	$190,165	$675,434

Segment contribution	$139,375	$28,013	$65,987	233,375

Unallocated expenses:
Amortization of other acquired intangible assets				34,273
Impairments of goodwill and other acquired intangible assets				25,961
Stock-based compensation				35,990
Integration, restructuring and other, net				4,654
Other unallocated expenses				147,523

Operating loss				(15,026)
Other expense, net				(43,880)

Loss before provision for income taxes				$(58,906)

2008
Revenue	$260,938	$147,225	$126,380	$534,543

Revenue adjustment	37,254	—	—	37,254

Segment revenue	$298,192	$147,225	$126,380	$571,797

Segment contribution	$112,856	$37,213	$40,173	190,242

Unallocated expenses:
Amortization of other acquired intangible assets				27,249
Impairments of goodwill and other acquired intangible assets				23,370
Stock-based compensation				31,048
Integration, restructuring and other, net				22,996
Other unallocated expenses				200,209

Operating loss				(114,630)
Other expense, net				(55,186)

Loss before provision for income taxes				$(169,816)

Workforce Optimization segment revenue reviewed by the CODM includes $5.9 million for the year ended January 31, 2009 and $37.3 million for the year ended January 31, 2008, of additional revenue, primarily related to deferred maintenance and service revenue not recognizable in our GAAP revenue as a result of purchase accounting following our May 2007 acquisition of Witness. We include this additional revenue within our segment revenue because it better reflects our ongoing maintenance and service revenue stream. For additional details, see Note 4, “Business Combinations”.
Geographic Information
Revenue by major geographic region is based upon the geographic location of the customers who purchase our products. The geographic locations of distributors, resellers, and systems integrators who purchase and resell our products may be different from the geographic locations of end customers. The information below summarizes revenue to unaffiliated customers by geographic area for the years ended January 31, 2010, 2009, and 2008:

	Year Ended January 31,
(in thousands)	2010	2009	2008
United States	$328,420	$304,602	$245,836
United Kingdom	65,793	77,213	73,437
Other	309,420	287,729	215,270

Total revenue	$703,633	$669,544	$534,543

Our long-lived assets primarily consist of net property and equipment, goodwill and other intangible assets, capitalized software development costs, deferred cost of revenue, and deferred income taxes. We believe that our tangible long-lived assets, which consist of our net property and equipment, are exposed to greater geographic area risks and uncertainties than intangible assets and long-term cost deferrals, because these tangible assets are difficult to move and are relatively illiquid.
Property and equipment, net by geographic area consists of the following as of January 31, 2010 and 2009:

	January 31,
(in thousands)	2010	2009
United States	$9,096	$10,566
Israel	9,148	12,274
Germany	2,581	2,537
United Kingdom	1,014	1,494
Canada	660	1,405
Other	1,954	2,268

Total property and equipment, net	$24,453	$30,544

Significant Customers
No single customer accounted for more than 10% of our total revenue during any of the years ended January 31, 2010, 2009, and 2008.

18. Subsequent Events
Wells Notices
On April 9, 2008, as we previously reported, we received a “Wells Notice” from the staff of the SEC arising from the staff’s investigation of our past stock option grant practices and certain unrelated accounting matters. These accounting matters were also the subject of our internal investigation. On March 3, 2010, the SEC filed a settled enforcement action against us in the United States District Court for the Eastern District of New York relating to certain of our accounting reserve practices. Without admitting or denying the allegations in the SEC’s Complaint, we consented to the issuance of a Final Judgment permanently enjoining us from violating Section 17(a) of the Securities Act, Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Exchange Act, and Rules 13a-1 and 13a-13 thereunder. The settled SEC action did not require us to pay any monetary penalty and sought no relief beyond the entry of a permanent injunction. The SEC’s related press release noted that, in accepting the settlement offer, the SEC considered our remediation and cooperation in the SEC’s investigation. The settlement was approved by the United States District Court for the Eastern District of New York on March 9, 2010.
On December 23, 2009, as we previously reported, we received an additional “Wells Notice” from the staff of the SEC relating to our failure to timely file periodic reports under the Exchange Act. Under the SEC’s Wells process, recipients of a Wells Notice have the opportunity to make a Wells Submission before the SEC staff makes a recommendation to the SEC regarding what action, if any, should be brought by the SEC. After considering our Wells Submission, on March 3, 2010, the SEC issued an OIP pursuant to Section 12(j) of the Exchange Act to suspend or revoke the registration of our common stock because of our previous failure to file an annual report on either Form 10-K or Form 10-KSB since April 25, 2005 or quarterly reports on either Form 10-Q or Form 10-QSB since December 12, 2005. An Administrative Law Judge will consider the evidence in the Section 12(j) proceeding and has been directed in the OIP to issue an initial decision within 120 days of service of the OIP. On March 26, 2010, we filed our Answer to the OIP. On March 30, 2010, the Administrative Law Judge issued an amended procedural order scheduling the completion of briefing for June 1, 2010. We are currently evaluating the Section 12(j) OIP, including available procedural remedies, and intend to defend against the possible suspension or revocation of the registration of our common stock.
Business Combination
On February 4, 2010, our wholly owned subsidiary, Verint Americas Inc., acquired all of the outstanding shares of Iontas Limited (“Iontas”), a privately held provider of desktop analytics solutions. Prior to this acquisition, we licensed certain technology from Iontas, whose solutions measure application usage and analyze workflows to help improve staff performance in contact center, branch, and back-office operations environments. We acquired Iontas for approximately $15.2 million in cash (net of cash acquired) and potential additional earn-out payments of up to $3.8 million, tied to certain targets being achieved over the next two years. The initial purchase price allocation for this acquisition is not yet available, as we have not completed the appraisals necessary to assess the fair values of the tangible and identified intangible assets acquired and liabilities assumed, the assets and liabilities arising from contingencies (if any), and the amount of goodwill to be recognized as of the acquisition date.
Amendment to Credit Agreement
On April 27, 2010, we entered into an amendment to our credit agreement to extend the due date for delivery of audited consolidated financial statements and related documentation for the year ended January 31, 2010 from May 1, 2010 to June 1, 2010. In consideration for this amendment, we paid $0.9 million to our lenders. This payment will be amortized as additional interest expense over the remaining term of the credit agreement using the effective interest method. Legal fees and other out-of-pocket costs directly relating to the amendment, which are expensed as incurred, were not significant.

19. Selected Quarterly Financial Information (Unaudited)
Summarized consolidated quarterly financial information for the years ended January 31, 2010 and 2009 appears in the following tables:

	Quarter Ended
	April 30,	July 31,	October 31,	January 31,
(in thousands, except per share data)	2009	2009	2009	2010
Revenue	$175,148	$169,269	$186,480	$172,736
Gross profit	118,079	110,202	122,970	112,447
Income (loss) before provision for (benefit from) income taxes	24,840	4,332	15,118	(20,082)
Net income (loss)	20,572	1,482	13,315	(18,269)
Net income (loss) attributable to Verint Systems Inc.	19,634	1,598	13,176	(18,791)
Net income (loss) attributable to Verint Systems Inc. common shares,
for basic net income (loss) per share	16,372	(1,808)	9,733	(22,271)
for diluted net income (loss) per share	19,634	(1,808)	9,733	(22,271)
Net income (loss) per share attributable to Verint Systems Inc.
Basic	$0.50	$(0.06)	$0.30	$(0.68)

Diluted	$0.47	$(0.06)	$0.29	$(0.68)

	Quarter Ended
	April 30,	July 31,	October 31,	January 31,
(in thousands, except per share data)	2008	2008	2008	2009
Revenue	$154,954	$166,025	$157,867	$190,698
Gross profit	91,766	99,883	96,085	123,560
Loss before provision for (benefit from) income taxes	(23,071)	(14,974)	(11,000)	(9,861)
Net loss	(24,777)	(14,714)	(20,441)	(18,645)
Net loss attributable to Verint Systems Inc.	(25,297)	(15,087)	(21,136)	(18,868)
Net loss attributable to Verint Systems Inc. common shares	(28,458)	(18,353)	(24,437)	(22,204)

Basic and diluted net loss per share attributable to Verint Systems Inc.	$(0.88)	$(0.57)	$(0.75)	$(0.68)

Net income (loss) per share attributable to Verint Systems Inc. is computed independently for each quarterly period and for the year. Therefore, the sum of quarterly net income (loss) per share amounts may not equal the amounts reported for the years.
The computation of diluted net income per share attributable to Verint Systems Inc. for the quarter ended April 30, 2009 assumes the conversion of our convertible preferred stock into approximately 9.7 million shares of common stock.

Quarterly operating results for the year ended January 31, 2010 include the following:
•	Professional fees and related expenses associated with our restatement of previously filed financial statements for periods through January 31, 2005 and extended filing delay status of approximately $7 million, $10 million, $12 million, and $25 million for the four quarterly periods ended January 31, 2010, respectively; and

•	Realized and unrealized losses on our interest rate swap of $3.7 million, $2.9 million, $4.4 million, and $2.6 million for the four quarterly periods ended January 31, 2010, respectively.
Quarterly operating results for the year ended January 31, 2009 include the following:
•	Non-cash charges to recognize impairments of goodwill of $26.0 million during the quarter ended January 31, 2009;

•	Integration costs incurred to support and facilitate the combination of Verint and Witness into a single organization, of $1.2 million, $0.9 million, $0.8 million, and $0.3 million for the four quarterly periods ended January 31, 2009, respectively;

•	Legal fees associated with pre-existing litigation between Witness and a competitor of $3.5 million, $1.7 million, and $0.2 million for the three quarterly periods ended October 31, 2008, respectively, and a $9.7 million recovery pursuant to the settlement of this litigation in the quarter ended July 31, 2008;

•	Professional fees and related expenses associated with our restatement of previously filed financial statements for periods through January 31, 2005 and our extended filing delay status of approximately $7 million, $9 million, $8 million, and $4 million for the four quarterly periods ended January 31, 2009, respectively; and
Realized and unrealized gains (losses), net on our interest rate swap of $4.4 million, $2.5 million, $(8.2) million, and $(10.2) million for the four quarterly periods ended January 31, 2009, respectively.

VERINT SYSTEMS INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
October 31, 2010 and January 31, 2010
(Unaudited)

	October 31,	January 31,
(in thousands, except share and per share data)	2010	2010
Assets
Current Assets:
Cash and cash equivalents	$134,006	$184,335
Restricted cash and bank time deposits	18,367	5,206
Accounts receivable, net	137,330	127,826
Inventories	17,495	14,373
Deferred cost of revenue	7,555	11,232
Prepaid expenses and other current assets	60,480	64,554

Total current assets	375,233	407,526

Property and equipment, net	23,204	24,453
Goodwill	738,161	724,670
Intangible assets, net	158,228	173,833
Capitalized software development costs, net	6,756	8,530
Long-term deferred cost of revenue	23,385	33,019
Other assets	28,085	24,306

Total assets	$1,353,052	$1,396,337

Liabilities, Preferred Stock, and Stockholders’ Equity (Deficit)
Current Liabilities:
Accounts payable	$39,177	$46,570
Accrued expenses and other current liabilities	142,304	155,422
Current maturities of long-term debt	—	22,678
Deferred revenue	135,433	183,719
Liabilities to affiliates	1,806	1,709

Total current liabilities	318,720	410,098

Long-term debt	598,234	598,234
Long-term deferred revenue	44,278	51,412
Other liabilities	54,405	65,618

Total liabilities	1,015,637	1,125,362

Preferred Stock — $0.001 par value; authorized 2,500,000 shares. Series A convertible preferred stock; 293,000 shares issued and outstanding; aggregate liquidation preference and redemption value of $335,441 at October 31, 2010	285,542	285,542

Commitments and Contingencies
Stockholders’ Equity (Deficit):
Common stock — $0.001 par value; authorized 120,000,000 shares. Issued 36,875,000 and 32,687,000 shares, respectively; outstanding 36,615,000 and 32,584,000 shares, as of October 31, 2010 and January 31, 2010, respectively	36	33
Additional paid-in capital	504,449	451,166
Treasury stock, at cost — 260,000 and 103,000 shares as of October 31, 2010 and January 31, 2010, respectively	(6,639)	(2,493)
Accumulated deficit	(407,897)	(420,338)
Accumulated other comprehensive loss	(41,267)	(43,134)

Total Verint Systems Inc. stockholders’ equity (deficit)	48,682	(14,766)
Noncontrolling interest	3,191	199

Total stockholders’ equity (deficit)	51,873	(14,567)

Total liabilities, preferred stock, and stockholders’ equity (deficit)	$1,353,052	$1,396,337

See notes to condensed consolidated financial statements.

VERINT SYSTEMS INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
Three and Nine Months Ended October 31, 2010 and 2009
(Unaudited)

	Three Months Ended October 31,		Nine Months Ended October 31,
(in thousands, except per share data)	2010	2009	2010	2009
Revenue:
Product	$97,769	$98,467	$282,942	$283,645
Service and support	88,872	88,013	256,988	247,252

Total revenue	186,641	186,480	539,930	530,897

Cost of revenue:
Product	28,156	35,718	88,411	98,675
Service and support	28,529	25,819	81,974	74,922
Amortization of acquired technology	2,256	1,973	6,709	6,049
Total cost of revenue	58,941	63,510	177,094	179,646

Gross profit	127,700	122,970	362,836	351,251

Operating expenses:
Research and development, net	24,063	21,461	72,544	61,000
Selling, general and administrative	67,868	72,398	224,029	199,882
Amortization of other acquired intangible assets	5,376	5,376	16,053	16,892
Restructuring	—	—	—	24
Total operating expenses	97,307	99,235	312,626	277,798

Operating income	30,393	23,735	50,210	73,453

Other income (expense), net:
Interest income	109	336	309	581
Interest expense	(8,941)	(6,178)	(20,825)	(18,900)
Other income (expense), net	2,159	(2,775)	(3,987)	(10,844)

Total other expense, net	(6,673)	(8,617)	(24,503)	(29,163)

Income before provision for income taxes	23,720	15,118	25,707	44,290
Provision for income taxes	5,332	1,803	10,544	8,921

Net income	18,388	13,315	15,163	35,369
Net income attributable to noncontrolling interest	1,214	139	2,722	961

Net income attributable to Verint Systems Inc.	17,174	13,176	12,441	34,408
Dividends on preferred stock	(3,592)	(3,443)	(10,549)	(10,111)

Net income attributable to Verint Systems Inc. common shares	$13,582	$9,733	$1,892	$24,297

Net income per share attributable to Verint Systems Inc.
Basic	$0.38	$0.30	$0.06	$0.75

Diluted	$0.36	$0.29	$0.05	$0.74

Weighted-average common shares outstanding
Basic	35,368	32,471	33,785	32,465

Diluted	47,679	33,330	36,525	32,879

See notes to condensed consolidated financial statements.

VERINT SYSTEMS INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Stockholders’ Equity (Deficit)
Nine Months Ended October 31, 2010 and 2009
(Unaudited)

	Verint Systems Inc. Stockholders’ Equity (Deficit)
						Accumulated	Total Verint
	Common Stock		Additional			Other	Systems Inc.		Total
		Par	Paid-in	Treasury	Accumulated	Comprehensive	Stockholders’	Noncontrolling	Stockholders’
(in thousands)	Shares	Value	Capital	Stock	Deficit	Loss	Equity (Deficit)	Interest	Equity (Deficit)
Balances as of January 31, 2009	32,535	$32	$419,937	$(2,353)	$(435,955)	$(58,404)	$(76,743)	$673	$(76,070)
Comprehensive income:
Net income	—	—	—	—	34,408	—	34,408	961	35,369
Unrealized gains on derivative financial instruments, net	—	—	—	—	—	302	302	—	302
Unrealized gains on available for sale securities, net	—	—	—	—	—	32	32	—	32
Currency translation adjustments	—	—	—	—	—	20,158	20,158	74	20,232

Total comprehensive income	—	—	—	—	34,408	20,492	54,900	1,035	55,935
Stock-based compensation expense	—	—	23,170	—	—	—	23,170	—	23,170
Common stock issued for stock awards	20	—	—	—	—	—	—	—	—
Forfeitures of restricted stock awards	(4)	—	35	(35)	—	—	—	—	—
Purchases of treasury stock	(8)	—	—	(50)	—	—	(50)	—	(50)

Balances as of October 31, 2009	32,543	$32	$443,142	$(2,438)	$(401,547)	$(37,912)	$1,277	$1,708	$2,985

Balances as of January 31, 2010	32,584	$33	$451,166	$(2,493)	$(420,338)	$(43,134)	$(14,766)	$199	$(14,567)
Comprehensive income:
Net income	—	—	—	—	12,441	—	12,441	2,722	15,163
Unrealized gains on derivative financial instruments, net	—	—	—	—	—	755	755	—	755
Currency translation adjustments	—	—	—	—	—	1,112	1,112	270	1,382

Total comprehensive income	—	—	—	—	12,441	1,867	14,308	2,992	17,300
Stock-based compensation expense	—	—	22,856	—	—	—	22,856	—	22,856
Exercises of stock options	1,695	1	30,911	—	—	—	30,912	—	30,912
Common stock issued for stock awards	2,493	2	(2)	—	—	—	—	—	—
Purchases of treasury stock	(157)	—	—	(4,146)	—	—	(4,146)	—	(4,146)
Tax effects from stock award plans	—	—	(482)	—	—	—	(482)	—	(482)

Balances as of October 31, 2010	36,615	$36	$504,449	$(6,639)	$(407,897)	$(41,267)	$48,682	$3,191	$51,873

See notes to condensed consolidated financial statements.

VERINT SYSTEMS INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
Nine Months Ended October 31, 2010 and 2009
(Unaudited)

	Nine Months Ended October 31,
(in thousands)	2010	2009
Cash flows from operating activities:
Net income	$15,163	$35,369
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	36,100	37,424
Equity-based compensation	22,856	23,170
Non-cash losses on derivative financial instruments, net	4,271	11,745
Other non-cash items, net	1,626	(957)
Changes in operating assets and liabilities, net of effects of business combination:
Accounts receivable	(9,719)	(15,692)
Inventories	(3,369)	4,511
Deferred cost of revenue	12,957	10,448
Accounts payable and accrued expenses	(1,585)	(1,408)
Deferred revenue	(56,177)	(22,821)
Prepaid expenses and other assets	(405)	(13,675)
Other, net	(3,252)	(2,623)

Net cash provided by operating activities	18,466	65,491

Cash flows from investing activities:
Cash paid for business combination, net of cash acquired, and payments of contingent consideration associated with business combinations in prior periods	(15,292)	(96)
Purchases of property and equipment	(5,845)	(3,346)
Settlements of derivative financial instruments not designated as hedges	(32,640)	(13,140)
Cash paid for capitalized software development costs	(1,604)	(1,897)
Change in restricted cash and bank time deposits	(12,878)	2,094

Net cash used in investing activities	(68,259)	(16,385)

Cash flows from financing activities:
Repayments of borrowings and other financing obligations	(22,960)	(6,088)
Proceeds from exercises of stock options	30,572	—
Dividends paid to noncontrolling interest	—	(2,142)
Purchases of treasury stock	(4,146)	—
Other financing activities	(4,039)	(202)

Net cash used in financing activities	(573)	(8,432)

Effect of exchange rate changes on cash and cash equivalents	37	4,582

Net increase (decrease) in cash and cash equivalents	(50,329)	45,256
Cash and cash equivalents, beginning of period	184,335	115,928

Cash and cash equivalents, end of period	$134,006	$161,184

Supplemental disclosures of cash flow information:
Cash paid for interest	$13,014	$18,839

Cash paid for income taxes	$5,533	$9,688

Non-cash investing and financing transactions:
Accrued but unpaid purchases of property and equipment	$929	$520

Inventory transfers to property and equipment	$372	$480

Stock options exercised, proceeds received subsequent to period end	$340	$—

Purchases under supplier financing arrangements	$1,858	$—

See notes to condensed consolidated financial statements.

VERINT SYSTEMS INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
1. Basis of Presentation
Condensed Consolidated Financial Statements Preparation
The condensed consolidated financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and on the same basis as the audited consolidated financial statements included in our Annual Report on Form 10-K filed with the SEC for the year ended January 31, 2010. The condensed consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the periods ended October 31, 2010 and 2009, and the condensed consolidated balance sheet as of October 31, 2010, are not audited but reflect all adjustments that are of a normal recurring nature and that are considered necessary for a fair presentation of the results of the periods shown. The condensed consolidated balance sheet as of January 31, 2010 is derived from the audited consolidated financial statements presented in our Annual Report on Form 10-K for the year ended January 31, 2010. Certain information and disclosures normally included in annual consolidated financial statements have been omitted pursuant to the rules and regulations of the SEC. Because the condensed consolidated interim financial statements do not include all of the information and disclosures required by GAAP for a complete set of financial statements, they should be read in conjunction with the audited consolidated financial statements and notes included in our Annual Report on Form 10-K filed with the SEC for the year ended January 31, 2010. The results for interim periods are not necessarily indicative of a full year’s results.
Unless the context otherwise requires, the terms “Verint”, “we”, “our”, and “us” and words of similar import as used in these notes to the condensed consolidated financial statements include Verint Systems Inc. and its consolidated subsidiaries.
Principles of Consolidation
The accompanying condensed consolidated financial statements include the accounts of Verint Systems Inc., our wholly owned subsidiaries, and a joint venture in which we hold a 50% equity interest. This joint venture functions as a systems integrator for Asian markets and is a variable interest entity in which we are the primary beneficiary. Investments in companies in which we have less than a 20% ownership interest and do not exercise significant influence are accounted for at cost. We include the results of operations of acquired companies from the date of acquisition. All significant intercompany transactions and balances are eliminated.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions, which may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Recent Accounting Pronouncements
Standards Implemented:
In May 2009, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. In February 2010, the FASB issued an amendment to this guidance that removed the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The adoption of this standard, as amended, did not have a material impact on our condensed consolidated financial statements.
In June 2009, the FASB issued a new accounting standard related to the consolidation of variable interest entities, requiring a company to perform an analysis to determine whether its variable interests give it a controlling financial interest in a variable interest entity. This analysis requires a company to assess whether it has the power to direct the activities of the variable interest entity and if it has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the variable interest entity. This standard requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity, eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, and significantly enhances disclosures. The standard may be applied retrospectively to previously issued financial statements with a cumulative-effect adjustment to retained earnings as of the beginning of the first year restated. This standard was effective for us for the fiscal year beginning on February 1, 2010. The adoption of this standard did not impact our condensed consolidated financial statements.
In January 2010, the FASB issued amended standards that require additional fair value disclosures. These disclosure requirements are effective in two phases. The initial phase, effective for us as of February 1, 2010, requires enhanced disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers. The adoption of this standard did not have a material impact on our condensed consolidated financial statements. The second phase, effective for us as of February 1, 2011, is further discussed below.

New Standards to be Implemented:
In October 2009, the FASB issued guidance that applies to multiple-deliverable revenue arrangements. This guidance also provides principles and application guidance on whether a revenue arrangement contains multiple deliverables, how the arrangement should be separated, and how the arrangement consideration should be allocated. The guidance requires an entity to allocate revenue in a multiple-deliverable arrangement using estimated selling prices of the deliverables if a vendor does not have vendor specific objective evidence of fair value (“VSOE”) or third-party evidence of selling price. It eliminates the use of the residual method and, instead, requires an entity to allocate revenue using the relative selling price method. It also expands disclosure requirements with respect to multiple-deliverable revenue arrangements.
Also in October 2009, the FASB issued guidance related to multiple-deliverable revenue arrangements that contain both software and hardware elements, focusing on determining which revenue arrangements are within the scope of existing software revenue guidance. This additional guidance removes tangible products from the scope of the software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are within the scope of the software revenue guidance. This revenue recognition guidance, and the guidance discussed in the preceding paragraph, should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. It will be effective for us in our fiscal year beginning February 1, 2011, although early adoption is permitted. Alternatively, an entity can elect to adopt the provisions of these issues on a retrospective basis. We are assessing the impact that the application of this new guidance, and the guidance discussed in the preceding paragraph, may have on our consolidated financial statements.
In January 2010, the FASB issued amended standards that require additional fair value disclosures. These disclosure requirements are effective in two phases. The initial phase, as previously discussed, was effective for us in our fiscal year beginning February 1, 2010. The second phase, effective for us as of February 1, 2011, will require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3). We are assessing the impact that the application of this new guidance may have on our consolidated financial statements.

2. Net Income Per Share Attributable to Verint Systems Inc.
The following table summarizes the calculation of basic and diluted net income per share attributable to Verint Systems Inc. for the three and nine months ended October 31, 2010 and 2009:

	Three Months Ended October 31,		Nine Months Ended October 31,
(in thousands, except per share amounts)	2010	2009	2010	2009
Net income	$18,388	$13,315	$15,163	$35,369
Net income attributable to noncontrolling interest	1,214	139	2,722	961

Net income attributable to Verint Systems Inc.	17,174	13,176	12,441	34,408
Dividends on preferred stock	(3,592)	(3,443)	(10,549)	(10,111)

Net income attributable to Verint Systems Inc. for basic net income per share	13,582	9,733	1,892	24,297
Dilutive effect of dividends on preferred stock	3,592	—	—	—

Net income attributable to Verint Systems Inc. for diluted net income per share	$17,174	$9,733	$1,892	$24,297

Weighted-average shares outstanding
Basic	35,368	32,471	33,785	32,465
Dilutive effect of employee equity award plans	2,040	859	2,740	414
Dilutive effect of assumed conversion of preferred stock	10,271	—	—	—

Diluted	47,679	33,330	36,525	32,879

Net income per share attributable to Verint Systems Inc.
Basic	$0.38	$0.30	$0.06	$0.75

Diluted	$0.36	$0.29	$0.05	$0.74

We excluded the following weighted-average shares underlying stock-based awards and convertible preferred stock from the calculations of diluted net income per share because their inclusion would have been anti-dilutive:

	Three Months Ended October 31,		Nine Months Ended October 31,
(in thousands)	2010	2009	2010	2009
Shares excluded from calculation:
Stock options and restricted stock-based awards	1,215	4,666	1,429	4,982

Convertible preferred stock	—	9,882	10,173	9,788

3. Inventories
Inventories consist of the following as of October 31, 2010 and January 31, 2010:

	October 31,	January 31,
(in thousands)	2010	2010
Raw materials	$7,690	$5,987
Work-in-process	6,475	4,649
Finished goods	3,330	3,737

Total inventories	$17,495	$14,373

4. Business Combination
On February 4, 2010, our wholly owned subsidiary, Verint Americas Inc., acquired all of the outstanding shares of Iontas Limited (“Iontas”), a privately held provider of desktop analytics solutions. Prior to this acquisition, we licensed certain technology from Iontas, whose solutions measure application usage and analyze workflows to help improve staff performance in contact center, branch, and back-office operations environments. We acquired Iontas, among other objectives, to expand the desktop analytical capabilities of our workforce optimization solutions. We have included the financial results of Iontas in our condensed consolidated financial statements since February 4, 2010.
We acquired Iontas for total consideration valued at $21.9 million, including cash consideration of $17.9 million, and additional milestone-based contingent payments of up to $3.8 million, tied to certain performance targets being achieved over the two-year period following the acquisition date.
We recorded the acquisition-date estimated fair value of the contingent consideration of $3.2 million as a component of the purchase price of Iontas. The acquisition-date fair value of the contingent consideration was measured based on the probability-adjusted present value of the contingent consideration expected to be earned and transferred. The fair value of the contingent consideration was remeasured as of October 31, 2010 at $3.4 million, and the change in the fair value of the contingent consideration between the acquisition date and October 31, 2010 is recorded within selling, general and administrative expenses in our condensed consolidated statements of operations.
Our purchase price to acquire Iontas also includes $1.5 million of prepayments for product licenses and support services procured from Iontas prior to the acquisition date, partially offset by $0.7 million of trade accounts payable to Iontas as of the acquisition date.
The following table sets forth the components and the preliminary allocation of the purchase price of Iontas. We are continuing to evaluate certain assets and liabilities of Iontas using information known to us at the acquisition date, and therefore may adjust the preliminary purchase price allocation after obtaining additional information regarding, among other things, asset valuations, liabilities assumed and revisions of previous estimates.

		Estimated
(in thousands)	Amount	Useful Lives
Components of Purchase Price:
Cash	$17,861
Fair value of contingent consideration	3,224
Prepaid product licenses and support services	1,493
Trade accounts payable	(712)

Total purchase price	$21,866

Allocation of Purchase Price:
Net tangible assets:
Cash and cash equivalents	$2,569
Other current assets	286
Other assets	89
Current liabilities	(211)
Deferred income taxes — current and long-term	(993)

Net tangible assets	1,740

Identifiable intangible assets:
Developed technology	6,949	6 years
Non-competition agreements	278	3 years

Total identifiable intangible assets (1)	7,227

Goodwill	12,899

Total purchase price	$21,866

(1)	The weighted-average amortization period of all finite-lived identifiable intangible assets is 5.9 years.
Among the factors that contributed to the recognition of goodwill in this transaction were the expansion of our desktop analytical capabilities, the expansion of our suite of products and services, and the addition of an assembled workforce. This goodwill has been assigned to our Workforce Optimization segment, and is not deductible for income tax purposes.
Transaction costs, primarily professional fees, directly related to the acquisition of Iontas, totaled $1.3 million, including $0.5 million incurred during the nine months ended October 31, 2010, and were expensed as incurred. There were no such transaction costs incurred during the three months ended October 31, 2010.
The pro forma impact of the Iontas acquisition is not material to our historical consolidated operating results and is therefore not presented. Revenues from Iontas for the three and nine months ended October 31, 2010 also were not material.

5. Intangible Assets and Goodwill
Acquisition-related intangible assets consist of the following as of October 31, 2010 and January 31, 2010:

	As of October 31, 2010
		Accumulated
(in thousands)	Cost	Amortization	Net
Customer relationships	$198,185	$(69,551)	$128,634
Acquired technology	61,626	(35,212)	26,414
Trade names	9,556	(8,884)	672
Non-competition agreements	3,709	(2,594)	1,115
Distribution network	2,440	(1,047)	1,393

Total	$275,516	$(117,288)	$158,228

	As of January 31, 2010
		Accumulated
(in thousands)	Cost	Amortization	Net
Customer relationships	$198,084	$(54,825)	$143,259
Acquired technology	54,629	(28,419)	26,210
Trade names	9,551	(7,989)	1,562
Non-competition agreements	3,429	(2,203)	1,226
Distribution network	2,440	(864)	1,576

Total	$268,133	$(94,300)	$173,833

Total amortization expense recorded for acquisition-related intangible assets was $7.6 million and $22.8 million for the three and nine months ended October 31, 2010, respectively, and $7.3 million and $22.9 million for the three and nine months ended October 31, 2009, respectively.

Estimated future finite-lived acquisition-related intangible asset amortization expense is as follows:

(in thousands)
Years Ended January 31,	Amount
2011 (Remainder of year)	$7,647
2012	29,660
2013	28,878
2014	23,838
2015	21,244
2016 and thereafter	46,961

Total	$158,228

Goodwill activity for the nine months ended October 31, 2010, in total and by reportable segment, was as follows:

		Reportable Segment
		Workforce	Video	Communications
(in thousands)	Total	Optimization	Intelligence	Intelligence
Goodwill, gross, at January 31, 2010	$791,535	$694,465	$66,998	$30,072
Accumulated impairment losses at January 31, 2010	(66,865)	(30,791)	(36,074)	—
Goodwill, net, at January 31, 2010	724,670	663,674	30,924	30,072
Acquisition of Iontas Limited	12,899	12,899	—	—
Foreign currency translation and other	592	491	101	—

Goodwill, net, at October 31, 2010	$738,161	$677,064	$31,025	$30,072

Balance at October 31, 2010
Goodwill, gross, at October 31, 2010	$805,026	$707,855	$67,099	$30,072
Accumulated impairment losses at October 31, 2010	(66,865)	(30,791)	(36,074)	—

Goodwill, net, at October 31, 2010	$738,161	$677,064	$31,025	$30,072

We test our goodwill for impairment at least annually as of November 1, or more frequently if an event occurs indicating the potential for impairment. No events or circumstances indicating the potential for goodwill impairment were identified during either the nine months ended October 31, 2010 or the nine months ended October 31, 2009.
6. Long-term Debt
On May 25, 2007, to partially finance the acquisition of Witness Systems, Inc. (“Witness”), we entered into a $675.0 million secured credit agreement comprised of a $650.0 million seven-year term loan facility and a $25.0 million six-year revolving line of credit. Our $25.0 million revolving line of credit was effectively reduced to $15.0 million during the quarter ended October 31, 2008, in connection with the bankruptcy of Lehman Brothers and the related termination of its revolving commitment under the credit agreement in June 2009. During the quarter ended January 31, 2009, we borrowed the full $15.0 million then available under the revolving line of credit. As discussed further below, the borrowing capacity under the revolving line of credit was increased to $75.0 million in July 2010. The revolving line of credit and term loan mature in May 2013 and May 2014, respectively.
The following is a summary of our outstanding financing arrangements as of October 31, 2010 and January 31, 2010:

	October 31,	January 31,
(in thousands)	2010	2010
Term loan facility	$583,234	$605,912
Revolving line of credit	15,000	15,000

	598,234	620,912

Less: current portion	—	22,678

Long-term debt	$598,234	$598,234

In May 2010, we made a $22.1 million mandatory “excess cash flow” payment on our term loan, based upon our operating results for the year ended January 31, 2010, $12.4 million of which is being applied to the eight immediately following principal payments and $9.7 million of which will be applied pro rata to the remaining principal payments.
The credit agreement includes a requirement that we submit audited consolidated financial statements to the lenders within 90 days of the end of each fiscal year, beginning with the financial statements for the year ended January 31, 2010. Should we fail to deliver such audited consolidated financial statements as required, the agreement provides a thirty-day period to cure such default, or an event of default occurs.
In April 2010, we entered into an amendment to our credit agreement to extend the due date for delivery of audited consolidated financial statements and related documentation for the year ended January 31, 2010 from May 1, 2010 to June 1, 2010. In consideration for this amendment, we paid $0.9 million to our lenders. This payment is being amortized as additional interest expense over the remaining term of the credit agreement using the effective interest method. Legal fees and other out-of-pocket costs directly relating to the amendment, which were expensed as incurred, were not significant.
In July 2010, the credit agreement was further amended to, among other things, (a) change the calculation of the applicable interest rate margin to be based on our periodic consolidated leverage ratio, (b) designate a London Interbank Offered Rate (“LIBOR”) floor of 1.50%, (c) change certain negative covenants, including providing covenant relief with respect to the permitted consolidated leverage ratio, and (d) increase the aggregate amount of incremental revolving commitment and term loan increases permitted under the credit agreement from $50.0 million to $200.0 million. Also in July 2010, we amended our credit agreement to increase the revolving line of credit from $15.0 million to $75.0 million. The commitment fee for unused capacity under the revolving line of credit was increased from 0.50% to 0.75% per annum.
The credit agreement contains one financial covenant that requires us to meet a certain consolidated leverage ratio, defined as our consolidated net total debt divided by consolidated earnings before interest, taxes, depreciation, and amortization (“EBITDA”) as defined in the agreement, for the trailing four quarters. The consolidated leverage ratio was not permitted to exceed 3.50:1 for the period ended October 31, 2010. As amended in July 2010, the consolidated leverage ratio is not permitted to exceed 3.50:1 for all periods through October 31, 2011, and is not permitted to exceed 3.00:1 for all quarterly periods thereafter.
In consideration for the July 2010 amendments, we paid $2.6 million to our lenders. These payments are being amortized as additional interest expense over the remaining term of the credit agreement using the effective interest method. Legal fees and other out-of-pocket costs directly relating to these amendments, which were expensed as incurred, were not significant.
Substantial modifications of credit terms require assessment to determine whether the modifications should be accounted for and reported in the same manner as a formal extinguishment of the prior arrangement and replacement with a new arrangement, with the potential recognition of a gain or loss on the extinguishment. The July 2010 credit agreement amendments were assessed under applicable accounting guidance and determined to be modifications of the prior arrangement, not requiring extinguishment accounting.
On May 25, 2007, concurrently with entry into our credit facility, we entered into a receive-variable/pay-fixed interest rate swap agreement with a multinational financial institution with a notional amount of $450.0 million to mitigate a portion of the risk associated with variable interest rates on the term loan. The original term of the interest rate swap extended through May 2011. However, on July 30, 2010, we entered into an agreement to terminate the interest rate swap in exchange for a payment of $21.7 million to the counterparty, representing the approximate present value of the expected remaining quarterly settlement payments we otherwise would have owed under the swap agreement. This obligation was reflected within accrued expenses and other current liabilities at July 31, 2010, and was paid on August 3, 2010. We recorded a $3.1 million loss on the interest rate swap for the nine months ended October 31, 2010. See Note 11, “Fair Value Measurements and Derivative Financial Instruments” for further details regarding the interest rate swap agreement.
We incurred interest expense on borrowings under our credit agreement of $8.0 million and $18.3 million during the three and nine months ended October 31, 2010, respectively, and $5.6 million and $17.0 million during the three and nine months ended October 31, 2009, respectively. We also recorded amortization of our deferred debt issuance costs of $0.8 million and $2.0 million, reported within interest expense, during the three and nine months ended October 31, 2010, respectively, inclusive of a $0.3 million write-off associated with the $22.1 million term loan principal payment in May 2010. Amortization of our deferred debt issuance costs during the three and nine months ended October 31, 2009 was $0.5 million and $1.4 million, respectively.
As of October 31, 2010, the interest rate on both the term loan and the revolving line of credit borrowings was 5.25%. The interest rate on both the term loan and the revolving line of credit borrowings was 3.49% as of January 31, 2010. The higher interest rates as of October 31, 2010 reflect, among other things, the impact of the July 2010 amendments discussed above.

7. Convertible Preferred Stock
On May 25, 2007, in connection with our acquisition of Witness, we entered into a Securities Purchase Agreement with Comverse, whereby Comverse purchased, for cash, an aggregate of 293,000 shares of our Series A Convertible Preferred Stock, for an aggregate purchase price of $293.0 million. Proceeds from the issuance of the preferred stock were used to partially finance the acquisition.
The terms of the preferred stock provide that upon a fundamental change, as defined, the holders of the preferred stock have the right to require us to repurchase the preferred stock for 100% of the liquidation preference then in effect. Therefore, the preferred stock has been classified as mezzanine equity on our condensed consolidated balance sheets as of October 31, 2010 and January 31, 2010, separate from permanent equity, because the occurrence of such a fundamental change, and thus a potential required repurchase of the preferred stock, however remote in likelihood, is not solely under our control. Fundamental change events include the sale of substantially all of our assets and certain changes in beneficial ownership, board of directors’ composition, and business reorganizations.
We concluded that, as of October 31, 2010 and January 31, 2010, there were no indications that the occurrence of a fundamental change and the associated potential required repurchase of the preferred stock were probable. We therefore have not adjusted the initial carrying amount of the preferred stock to its redemption amount, which is its liquidation preference. Through October 31, 2010, cumulative, undeclared dividends on the preferred stock were $42.4 million and, as a result, the liquidation preference of the preferred stock was $335.4 million at that date.
At a special meeting of our stockholders held on October 5, 2010, the common stock issuable upon conversion of the preferred stock was approved by a majority vote of our stockholders. Effective with this approval, each share of preferred stock now entitles its holder to votes equal to the number of shares of common stock into which it is convertible using the conversion rate that was in effect upon its issuance in May 2007, on all matters voted upon by common stockholders. At October 31, 2010, the preferred stock was convertible into approximately 10.3 million shares of our common stock.
8. Stockholders’ Equity (Deficit)
Treasury Stock
From time to time, our board of directors has approved repurchases of our common stock from our independent directors and executive officers upon vesting of restricted stock grants in order to provide funds for the recipient’s obligation to pay associated income taxes.
During the nine months ended October 31, 2010, we acquired 157,000 shares of treasury stock from certain executive officers and directors at a cost of $4.1 million.

Treasury stock activity for the three months ended October 31, 2010, and for the three and nine months ended October 31, 2009, was not significant.
Accumulated Other Comprehensive Loss
The following table summarizes, as of October 31, 2010 and January 31, 2010, the components of our accumulated other comprehensive loss.

	October 31,	January 31,
(in thousands)	2010	2010
Foreign currency translation losses, net	$(42,133)	$(43,245)
Unrealized gains on derivative financial instruments, net	861	106
Unrealized gains on available-for-sale marketable securities	5	5

Total accumulated other comprehensive loss	$(41,267)	$(43,134)

Income tax effects on unrealized gains on derivative financial instruments and available-for-sale marketable securities were not significant. Foreign currency translation losses, net, primarily reflect the strengthening of the U.S. dollar against the British pound sterling since our acquisition of Witness in May 2007, which has resulted in lower U.S. dollar-translated balances of British pound sterling-denominated goodwill and intangible assets associated with that acquisition.
9. Restructuring
We continually review our business model and carefully manage our cost structure. We have periodically implemented restructuring plans to reduce costs and better align our resources with market demand. Activities under all historical restructuring plans were complete at January 31, 2010, with the exception of the restructuring plan related to the May 2007 acquisition of Witness, as discussed below.
Following the acquisition of Witness in May 2007, we implemented a plan to integrate the Witness business with our existing Workforce Optimization segment, which included actions to reduce fixed costs and eliminate redundancies. The following table summarizes the activity during the nine months ended October 31, 2010 in accrued expenses related to the Witness restructuring plan.

(in thousands)	Total
Accrued restructuring costs — January 31, 2010	$116
Payments and settlements	(116)

Accrued restructuring costs — October 31, 2010	$—

10. Income Taxes
Our quarterly provision for income taxes is measured using an estimated annual effective tax rate, adjusted for discrete items that occur within the periods presented. The comparison of our effective tax rate between periods is significantly impacted by the level and mix of earnings and losses by taxing jurisdiction, foreign income tax rate differentials, relative impact of permanent book to tax differences, and the effects of valuation allowances on certain loss jurisdictions.
For the three months ended October 31, 2010, we recorded an income tax provision of $5.3 million, which represents an effective tax rate of 22.5%. This rate is lower than the U.S. federal statutory rate of 35% primarily due to the mix of income and losses by jurisdiction. We recorded an income tax provision on income from certain foreign subsidiaries taxed at rates lower than the U.S. federal statutory rate, the impact of which is partially offset because we did not recognize a U.S. federal income tax benefit on losses incurred by certain domestic operations where we maintain valuation allowances.
For the three months ended October 31, 2009, we recorded an income tax provision of $1.8 million, which represents an effective tax rate of 11.9%. This rate is lower than the U.S. federal statutory rate of 35% primarily due to the level and mix of earnings by jurisdiction. We recorded an income tax provision on income from certain foreign subsidiaries taxed at rates lower than the U.S. federal statutory rate, the impact of which is partially offset because we did not record a U.S. federal income tax benefit on losses incurred in the U.S. as we maintain a valuation allowance.
For the nine months ended October 31, 2010, we recorded an income tax provision of $10.5 million, which represents an effective tax rate of 41.0%. This tax rate is higher than the U.S. federal statutory rate of 35% primarily due to the mix of income and losses by jurisdiction. We recorded an income tax provision on income from certain profitable foreign subsidiaries while we did not record an income tax benefit on losses incurred by certain domestic and foreign operations where we maintain valuation allowances. The comparison of our effective tax rate between periods is impacted by the level and mix of earnings and losses by taxing jurisdiction, foreign income tax rate differentials, relative impacts of permanent book to tax differences, and the effects of valuation allowances on certain loss jurisdictions.
For the nine months ended October 31, 2009, we recorded an income tax provision of $8.9 million, which represents an effective tax rate of 20.1%. This rate is lower than the U.S. federal statutory rate of 35% primarily due to the level and mix of earnings by jurisdiction and because we recorded an income tax provision on income from certain foreign subsidiaries taxed at rates lower than the U.S. federal statutory rate. We did not record significant U.S. federal income tax expense or benefit because we maintain a valuation allowance.
As required by the authoritative guidance on accounting for income taxes, we evaluate the realizability of deferred tax assets on a jurisdictional basis at each reporting date. Accounting for income taxes requires that a valuation allowance be established when it is more-likely-than-not that all or a portion of the deferred tax assets will not be realized. In circumstances where there is sufficient negative evidence indicating that the deferred tax assets are not more-likely-than-not realizable, we establish a valuation allowance. We determined that there is sufficient negative evidence to maintain the valuation allowances against our federal and certain state and foreign deferred tax assets as a result of historical losses in the most recent three-year period in the U.S. and certain foreign jurisdictions. We intend to maintain a valuation allowance against these assets until sufficient positive evidence exists to support its reversal.
We had unrecognized tax benefits of $37.7 million and $37.5 million (excluding interest and penalties) as of October 31, 2010 and January 31, 2010, respectively. The accrued liability for interest and penalties was $7.7 million and $7.2 million at October 31, 2010 and January 31, 2010, respectively. Interest and penalties are recorded as a component of the provision for income taxes in our condensed consolidated statements of operations. As of October 31, 2010 and January 31, 2010, the total amount of unrecognized tax benefits that, if recognized, would impact our effective tax rate was approximately $32.8 million and $32.6 million, respectively. We regularly assess the adequacy of our provisions for income tax contingencies in accordance with the applicable authoritative guidance on accounting for income taxes. As a result, we may adjust the reserves for unrecognized tax benefits for the impact of new facts and developments, such as changes to interpretations of relevant tax law, assessments from taxing authorities, settlements with taxing authorities, and lapses of statutes of limitation. Further, we believe that it is reasonably possible that the total amount of unrecognized tax benefits at October 31, 2010 could decrease by approximately $2.8 million in the next twelve months as a result of settlement of certain tax audits or lapses of statutes of limitation. Such decreases may involve the payment of additional taxes, the adjustment of certain deferred taxes including the need for additional valuation allowances, and the recognition of tax benefits. Our income tax returns are subject to ongoing tax examinations in several jurisdictions in which we operate. We also believe that it is reasonably possible that new issues may be raised by tax authorities or developments in tax audits may occur which would require increases or decreases to the balance of reserves for unrecognized tax benefits; however, an estimate of such changes cannot reasonably be made.
11. Fair Value Measurements and Derivative Financial Instruments
Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This fair value hierarchy consists of three levels of inputs that may be used to measure fair value:
Level 1: quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or
Level 3: unobservable inputs that are supported by little or no market activity.
Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. We review the fair value hierarchy classification of our applicable assets and liabilities on a quarterly basis. Changes in the observability of valuation inputs may result in transfers within the fair value measurement hierarchy. We did not identify any transfers between levels of the fair value measurement hierarchy during the nine months ended October 31, 2010.

Assets and Liabilities Measured at Fair Value on a Recurring Basis
Our assets and liabilities measured at fair value on a recurring basis consisted of the following as of October 31, 2010 and January 31, 2010:

	October 31, 2010
	Fair Value Hierarchy Category
(in thousands)	Level 1	Level 2	Level 3
Assets:
Money market funds (included in cash and cash equivalents)	$19,903	$—	$—
Foreign currency forward contracts	—	899	—

Total assets	$19,903	$899	$—

Liabilities:
Foreign currency forward contracts	$—	$2,041	$—
Contingent consideration — business combination	—	—	3,447

Total liabilities	$—	$2,041	$3,447

	January 31, 2010
	Fair Value Hierarchy Category
(in thousands)	Level 1	Level 2	Level 3
Assets:
Money market funds (included in cash and cash equivalents)	$82,593	$—	$—
Foreign currency forward contracts	—	140	—

Total assets	$82,593	$140	$—

Liabilities:
Foreign currency forward contracts	$—	$636	$—
Interest rate swap agreement	—	29,812	—

Total liabilities	$—	$30,448	$—

The following table presents the change in the estimated fair value of our liability for contingent consideration measured using significant unobservable inputs (Level 3) for the nine months ended October 31, 2010:

(in thousands)	Amount
Fair value measurement at January 31, 2010	$—
Contingent consideration liability recorded for business combination	3,224
Change in fair value recorded in operating expenses	223

Fair value measurement at October 31, 2010	$3,447

Our liability for contingent consideration relates to the February 4, 2010 acquisition of Iontas. Between February 4, 2010 and October 31, 2010, changes in the estimated fair value of the contingent consideration liability were attributable to the achievement of a specified performance target and other accretion related solely to the passage of time. Changes in fair value of the contingent consideration of $0.1 million and $0.2 million for the three and nine months ended October 31, 2010, respectively, were recorded in the condensed consolidated statements of operations within selling, general and administrative expenses.
Fair Value Measurements
Money Market Funds — We value our money market funds using quoted market prices for such funds.
Foreign Currency Forward Contracts — The estimated fair value of foreign currency forward contracts is based on quotes received from the counterparties thereto. These quotes are reviewed for reasonableness by discounting the future estimated cash flows under the contracts, considering the terms and maturities of the contracts and market exchange rates using readily observable market prices for similar contracts.
Contingent Consideration — Business Combination — The fair value of the contingent consideration related to our acquisition of Iontas is estimated using a probability-adjusted discounted cash flow model. This fair value measurement is based on significant inputs not observable in the market. The key assumptions used in this model are the discount rate and the probability assigned to the milestone being achieved. We remeasure the fair value of the contingent consideration at each reporting period, and any changes in fair value resulting from either the passage of time or events occurring after the acquisition date, such as changes in the probability of achieving the performance target, are recorded in earnings.
Interest Rate Swap Agreement — The fair value of the interest rate swap agreement represented the estimated amount we would have received or paid to settle the agreement, taking into consideration current and projected interest rates using readily observable market prices for similar contracts as well as the creditworthiness of the parties. On July 30, 2010, we entered into an agreement to terminate the interest rate swap in exchange for a payment of $21.7 million to the counterparty, as further described below.
Derivative Financial Instruments
Foreign Currency Forward Contracts
Under our risk management strategy, we periodically use derivative financial instruments to manage our short-term exposures to fluctuations in foreign currency exchange rates. We utilize foreign currency forward contracts to hedge certain operational cash flow exposures resulting from changes in foreign currency exchange rates. These cash flow exposures result from portions of our forecasted operating expenses, primarily compensation and related expenses, which are transacted in currencies other than the U.S. dollar, primarily the Israeli shekel and the Canadian dollar. We also periodically utilize foreign currency forward contracts to manage exposures resulting from forecasted customer collections to be remitted in currencies other than the applicable functional currency. Our joint venture, which has a Singapore dollar functional currency, also utilizes foreign currency forward contracts to manage its exposure to exchange rate fluctuations related to settlement of liabilities denominated in U.S. dollars. These foreign currency forward contracts are reported at fair value on our condensed consolidated balance sheets and generally have maturities of no longer than twelve months. We currently have several contracts which extend beyond twelve months, settling at various dates through February 2012. We enter into these foreign currency forward contracts in the normal course of business to mitigate risks and not for speculative purposes.
The counterparties to our foreign currency forward contracts consist of several major international financial institutions. We regularly monitor the financial strength of these institutions. While the counterparties to these contracts expose us to credit-related losses in the event of the counterparty’s non-performance, the risk would be limited to the unrealized gains on such affected contracts. We do not anticipate any such losses.
Certain of these foreign currency forward contracts are not designated as hedging instruments under accounting guidance for derivative financial instruments, and gains and losses from changes in their fair values are therefore reported in other income (expense), net. Changes in the fair value of foreign currency forward contracts that are designated and effective as cash flow hedges are recorded net of related tax effects in accumulated other comprehensive loss, and are reclassified to our condensed consolidated statement of operations when the effects of the item being hedged are recognized in our condensed consolidated statement of operations.
Interest Rate Swap Agreement
On May 25, 2007, concurrently with entry into our credit facility, we executed a pay-fixed, receive-variable interest rate swap agreement with a high credit-quality multinational financial institution to mitigate a portion of the risk associated with variable interest rates on the term loan, under which we paid fixed interest at 5.18% and received variable interest equal to three-month LIBOR on a notional amount of $450.0 million. The original term of the interest rate swap agreement extended through May 2011, and cash settlements with the counterparty occurred on a quarterly basis. On July 30, 2010, we entered into an agreement to terminate the interest rate swap agreement in exchange for a payment of $21.7 million to the counterparty, representing the approximate present value of the expected remaining quarterly settlement payments that otherwise would have occurred under the interest rate swap agreement. This obligation was reflected within accrued expenses and other current liabilities at July 31, 2010, and was paid on August 3, 2010. We recorded a $3.1 million loss on the interest rate swap agreement during the nine months ended October 31, 2010.
The interest rate swap agreement was not designated as a hedging instrument under derivative accounting guidance, and gains and losses from changes in its fair value were therefore reported in other income (expense), net.

The total notional amounts for outstanding derivative financial instruments as of October 31, 2010 and January 31, 2010 were as follows:

	October 31,	January 31,
(in thousands)	2010	2010
Foreign currency forward contracts	$58,412	$50,437
Interest rate swap agreement	—	450,000

	$58,412	$500,437

Fair Values of Derivative Financial Instruments
The fair values of our derivative financial instruments as of October 31, 2010 and January 31, 2010 were as follows:

	October 31, 2010
	Assets		Liabilities
	Balance Sheet		Balance Sheet
(in thousands)	Classification	Fair Value	Classification	Fair Value
Derivative financial instruments designated as hedging instruments:
Foreign currency forward contracts	Prepaid expenses and other current assets	$899	—	$—

Total derivative financial instruments designated as hedging instruments		$899		$—

Derivative financial instruments not designated as hedging instruments:
Foreign currency forward contracts	—	$—	Accrued expenses and other liabilities	$2,041

Total derivative financial instruments not designated as hedging instruments		$—		$2,041

	January 31, 2010
	Assets		Liabilities
	Balance Sheet		Balance Sheet
(in thousands)	Classification	Fair Value	Classification	Fair Value
Derivative financial instruments designated as hedging instruments:
Foreign currency forward contracts	Prepaid expenses and other current assets	$140	Accrued expenses and other liabilities	$38

Total derivative financial instruments designated as hedging instruments		$140		$38

Derivative financial instruments not designated as hedging instruments:
Foreign currency forward contracts	—	$—	Accrued expenses and other liabilities	$598
Interest rate swap — current portion	—	—	Accrued expenses and other liabilities	20,988
Interest rate swap — long-term portion	—	—	Other liabilities	8,824

Total derivative financial instruments not designated as hedging instruments		$—		$30,410

The effects of derivative financial instruments designated as hedging instruments as of October 31, 2010 and January 31, 2010, and for the three and nine months ended October 31, 2010 and 2009 were as follows:

Classification of Net
Gains Reclassified from
			Other Comprehensive	Net Gains Reclassified from Other Accumulated
	Net Gains Recognized in		Loss into the	Comprehensive Loss into the Condensed
	Accumulated Other		Condensed	Consolidated Statements of Operations
	Comprehensive Loss		Consolidated	Three Months Ended		Nine Months Ended
	October 31,	January 31,	Statements of	October 31,		October 31,
(in thousands)	2010	2010	Operations	2010	2009	2010	2009
Foreign currency forward contracts	$861	$106	Operating Expenses	$159	$1,382	$107	$2,555

There were no gains or losses from ineffectiveness of these financial instruments recorded for the three and nine months ended October 31, 2010 and 2009.
Losses recognized on derivative financial instruments not designated as hedging instruments in our condensed consolidated statements of operations for the three and nine months ended October 31, 2010 and 2009 were as follows:

	Classification in
	Condensed Consolidated	Three Months Ended		Nine Months Ended
	Statements of	October 31,		October 31,
(in thousands)	Operations	2010	2009	2010	2009
Interest rate swap agreement	Other income (expense), net	$—	$(4,434)	$(3,102)	$(11,005)
Foreign currency forward contracts	Other income (expense), net	(924)	(276)	(1,169)	(740)

Total		$(924)	$(4,710)	$(4,271)	$(11,745)

Other Financial Instruments
The carrying amounts of cash and cash equivalents, restricted cash and bank time deposits, accounts receivable, accounts payable, and accrued expenses and other current liabilities approximate fair value due to their short maturities.
As of October 31, 2010, the estimated fair values of our outstanding term loan and revolving line of credit were $577.4 million and $15.0 million, respectively. As of January 31, 2010, the estimated fair values of our outstanding term loan and revolving credit borrowings were $572.6 million and $15.0 million, respectively. The estimated fair values of the term loan facility are based upon the estimated bid and ask prices for portions of our term loan facility in a relatively inactive market as determined by the agent responsible for the syndication of our term loan. The fair value of the revolving line of credit is estimated to equal the principal amount outstanding at October 31, 2010 and January 31, 2010.

Assets and Liabilities Not Measured at Fair Value on a Recurring Basis
In addition to assets and liabilities that are measured at fair value on a recurring basis, we also measure certain assets and liabilities at fair value on a nonrecurring basis. Our non-financial assets, including intangible assets and property, plant and equipment, are measured at fair value when there is an indication of impairment and the carrying amount exceeds the asset’s projected undiscounted cash flows. These assets are recorded at fair value only when an impairment charge is recognized. No such impairment charges were recorded during the nine months ended October 31, 2010 and 2009.
12. Stock-Based Compensation
We recognized stock-based compensation expense in the following line items on the condensed consolidated statements of operations for the three and nine months ended October 31, 2010 and 2009:

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
(in thousands)	2010	2009	2010	2009
Cost of revenue — product	$483	$405	$1,349	$852
Cost of revenue — service and support	1,174	1,241	3,952	3,268
Research and development, net	1,731	2,297	6,033	5,501
Selling, general and administrative	9,702	7,739	27,761	21,759

Total stock-based compensation expense	$13,090	$11,682	$39,095	$31,380

Total stock-based compensation expense by classification was as follows for the three and nine months ended October 31, 2010 and 2009:

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
(in thousands)	2010	2009	2010	2009
Equity-classified awards	$7,220	$7,638	$22,856	$23,170
Liability-classified awards	5,870	4,044	16,239	8,210

Total stock-based compensation expense	$13,090	$11,682	$39,095	$31,380

The majority of our liability-classified awards are phantom stock awards, which are settled with cash payments equivalent to the market value of our common stock upon vesting. Their value tracks the market price of our common stock and is subject to market volatility. Upon settlement of certain liability-classified awards with equity, compensation expense associated with those awards is reported within equity-classified awards in the table above.
The increase in stock-based compensation expense in the three and nine months ended October 31, 2010, compared to the comparable periods in the prior year, was due to the impact of the increase in our stock price on certain stock-based compensation arrangements accounted for as liability awards, partially offset by a decrease in stock-based compensation for equity-classified awards.
Stock Options
We have not granted stock options subsequent to January 31, 2006. However, in connection with our acquisition of Witness on May 25, 2007, stock options to purchase Witness common stock were converted into stock options to purchase approximately 3.1 million shares of our common stock.
Stock option exercises had been suspended during our extended filing delay period. Following the completion of certain delayed SEC filings in June 2010, stock option holders were permitted to resume exercising vested stock options. During the three and nine months ended October 31, 2010, approximately 969,000 and 1,695,000 common shares were issued pursuant to stock option exercises, respectively, for total proceeds of $19.0 million and $30.9 million, respectively. As of October 31, 2010, we had approximately 2.3 million stock options outstanding, of which 2.2 million were exercisable as of such date.
Restricted Stock Awards and Restricted Stock Units
We periodically award shares of restricted stock, as well as restricted stock units, to our directors, officers and other employees. These awards contain various vesting conditions and are subject to certain restrictions and forfeiture provisions prior to vesting.
During the nine months ended October 31, 2010, we granted 1.0 million combined restricted stock awards and restricted stock units, none of which were granted during the three months ended October 31, 2010. During the nine months ended October 31, 2009, we granted 1.8 million combined restricted stock awards and restricted stock units, none of which were granted during the three months ended October 31, 2009. Forfeitures of restricted stock awards and restricted stock units were not significant during the nine months ended October 31, 2010, while restricted stock awards and restricted stock units aggregating 0.1 million were forfeited during the nine months ended October 31, 2009. As of October 31, 2010 and 2009, we had 1.9 million and 3.5 million combined restricted stock awards and stock units outstanding, respectively.
As of October 31, 2010, there was approximately $15.5 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted stock awards and restricted stock units, which is expected to be recognized over weighted-average periods of 0.5 years for restricted stock awards and 0.9 years for restricted stock units.
Phantom Stock Units
We have issued phantom stock units to certain non-officer employees that settle, or are expected to settle, with cash payments upon vesting. Like equity-settled awards, phantom stock units are awarded with vesting conditions and are subject to certain forfeiture provisions prior to vesting.
No phantom stock units were granted during the three months ended October 31, 2010 or 2009. During the nine months ended October 31, 2010 and 2009, we granted 0.2 million and 0.4 million phantom stock units, respectively. Forfeitures in each period were not significant. Total cash payments made upon vesting of phantom stock units were $6.6 million and $22.4 million for the three and nine months ended October 31, 2010, respectively. Total cash payments made upon vesting of phantom stock units were $2.3 million for the nine months ended October 31, 2009. There were no cash payments made during the three months ended October 31, 2009. The total accrued liabilities for phantom stock units were $8.2 million and $14.5 million as of October 31, 2010 and January 31, 2010, respectively.
13. Legal Proceedings
Material legal proceedings which arose, or in which there were material developments, during the nine months ended October 31, 2010 are discussed below.
Comverse Investigation-Related Matters
As previously disclosed by Comverse, Comverse, certain of its former officers and directors, and one of its current directors were named in the following litigation relating to the matters involved in the Comverse special committee investigation: (a) a consolidated shareholder class action before the U.S. District Court for the Eastern District of New York, In re Comverse Technology, Inc. Securities Litigation, No. 06-CV-1825; (b) a consolidated shareholder derivative action before the U.S. District Court for the Eastern District of New York, In re Comverse Technology, Inc. Derivative Litigation. No. 06-CV-1849; and (c) a consolidated shareholder derivative action before the Supreme Court of the State of New York, In re Comverse Technology, Inc. Derivative Litigation, No. 601272/2006.
Verint was not named as a defendant in any of these suits. Igal Nissim, our former Chief Financial Officer, was named as a defendant in the federal and state shareholder derivative actions in his capacity as the former Chief Financial Officer of Comverse, and Dan Bodner, our Chief Executive Officer, was named as a defendant in the federal and state shareholder derivative actions in his capacity as the Chief Executive Officer of Verint (i.e., as the president of a significant subsidiary of Comverse). Mr. Nissim and Mr. Bodner were not named in the shareholder class action suit.
The consolidated complaints in both the state and federal shareholder derivative actions alleged that the defendants breached certain duties to Comverse and that certain defendants were unjustly enriched (and, in the federal action, violated the federal securities laws) by, among other things: (a) allowing and participating in a scheme to backdate the grant dates of employee stock options to improperly benefit Comverse’s executives and certain directors; (b) allowing insiders, including certain of the defendants, to personally profit by trading Comverse’s stock while in possession of material inside information; (c) failing to properly oversee or implement procedures to detect and prevent such improper practices; (d) causing Comverse to issue materially false and misleading proxy statements, as well as causing Comverse to file other false and misleading documents with the SEC; and (e) exposing Comverse to civil liability. The complaints sought unspecified damages and various forms of equitable relief.
On December 16, 2009, Comverse entered into agreements, which were subsequently amended, to settle the consolidated shareholder class action and the consolidated shareholder derivative actions. Neither we nor Mr. Nissim or Mr. Bodner is responsible for making any payments or relinquishing any equity holdings under the terms of the settlement.

On June 23, 2010, the U.S. District Court for the Eastern District of New York issued orders in the shareholder class action and federal shareholder derivative action granting final approval of the settlement agreements in the respective actions. The Court later amended its order in the federal derivative action on July 1, 2010 to incorporate ministerial changes. The respective orders dismissed both actions with prejudice. The parties to the state shareholder derivative action filed a stipulation of discontinuance in July 2010, and on September 23, 2010, the Supreme Court of the State of New York entered an order discontinuing the state shareholder derivative action with prejudice.
Verint Investigation-Related Matters
On July 20, 2006, we announced that, in connection with the SEC investigation into Comverse’s past stock option grants that was in process at that time, we had received a letter requesting that we voluntarily provide to the SEC certain documents and information related to our own stock option grants and practices. We voluntarily responded to this request. On April 9, 2008, as we previously reported, we received a “Wells Notice” from the staff of the SEC arising from the staff’s investigation of our past stock option grant practices and certain unrelated accounting matters. These accounting matters were also the subject of our internal investigation. On March 3, 2010, the SEC filed a settled enforcement action against us in the United States District Court for the Eastern District of New York relating to certain of our accounting reserve practices. Without admitting or denying the allegations in the SEC’s Complaint, we consented to the issuance of a Final Judgment permanently enjoining us from violating Section 17(a) of the Securities Act, Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and Rules 13a-1 and 13a-13 thereunder. The settled SEC action did not require us to pay any monetary penalty and sought no relief beyond the entry of a permanent injunction. The SEC’s related press release noted that, in accepting the settlement offer, the SEC considered our remediation and cooperation in the SEC’s investigation. The settlement was approved by the United States District Court for the Eastern District of New York on March 9, 2010.
We previously reported that on March 3, 2010, the SEC issued an Order Instituting Proceedings pursuant to Section 12(j) of the Exchange Act to suspend or revoke the registration of our common stock because of our previous failure to file certain annual and quarterly reports. On May 28, 2010, we entered into an agreement in principle with the SEC’s Division of Enforcement regarding the terms of a settlement of the Section 12(j) proceeding, which was subject to approval by the SEC. On June 18, 2010, we satisfied the requirements of such agreement and subsequently submitted an Offer of Settlement to the SEC. On July 28, 2010, the SEC issued an Order accepting our Offer of Settlement and dismissing the Section 12(j) proceeding.
General Matters
On March 26, 2009, a motion to approve a class action lawsuit (the “Labor Motion”) and the class action lawsuit itself (the “Labor Class Action”) (Labor Case No. 4186/09) were filed against our subsidiary, Verint Systems Limited (“VSL”), by a former employee of VSL, Orit Deutsch, in the Tel Aviv Labor Court. Ms. Deutsch purports to represent a class of our employees and ex-employees who were granted options to buy shares of Verint and to whom allegedly, damages were caused as a result of the blocking of the ability to exercise Verint options by our employees or ex-employees. The Labor Motion and the Labor Class Action both claim that we are responsible for the alleged damages due to our status as employer and that the blocking of Verint options from being exercised constitutes default of the employment agreements between the members of the class and VSL. The Labor Class Action seeks compensatory damages for the entire class in an unspecified amount. On July 9, 2009, we filed a motion for summary dismissal and alternatively for the stay of the Labor Motion. A preliminary session was held on July 12, 2009. Ms. Deutsch filed her response to our response on November 10, 2009. On February 8, 2010, the Tel Aviv Labor Court dismissed the case for lack of material jurisdiction and ruled that it will be transferred to the District Court in Tel Aviv.
14. Segment Information
We conduct our business in three operating segments — Enterprise Workforce Optimization Solutions (“Workforce Optimization”), Video Intelligence Solutions (“Video Intelligence”), and Communications Intelligence and Investigative Solutions (“Communications Intelligence”). These segments also represent our reportable segments.
We measure the performance of our operating segments based upon operating segment revenue and operating segment contribution. Operating segment contribution includes segment revenue and expenses incurred directly by the segment, including material costs, service costs, research and development and selling, marketing, and administrative expenses. We do not allocate certain expenses, which include the majority of general and administrative expenses, facilities and communication expenses, purchasing expenses, manufacturing support and logistic expenses, depreciation and amortization, amortization of capitalized software development costs, stock-based compensation, and special charges such as restructuring and integration expenses. These expenses are included in the unallocated expenses section of the table presented below. Revenue from transactions between our operating segments is not material.
With the exception of goodwill and acquired intangible assets, we do not identify or allocate our assets by operating segment. Consequently, it is not practical to present assets by operating segment. There were no changes in the allocation of goodwill and acquired intangible assets by operating segment during the nine months ended October 31, 2010 and 2009. The allocation of goodwill and acquired intangible assets by operating segment appears in Note 5, “Intangible Assets and Goodwill”.

Operating results by segment for the three and nine months ended October 31, 2010 and 2009 were as follows:

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
(in thousands)	2010	2009	2010	2009
Revenue:
Workforce Optimization	$106,473	$105,398	$298,148	$279,001
Video Intelligence	30,611	33,985	99,216	116,548
Communications Intelligence	49,557	47,097	142,566	135,348

Total revenue	$186,641	$186,480	$539,930	$530,897

Segment contribution:
Workforce Optimization	$52,077	$54,058	$139,821	$136,024
Video Intelligence	7,627	11,916	30,007	50,073
Communications Intelligence	23,307	14,892	57,853	46,125

Total segment contribution	83,011	80,866	227,681	232,222
Unallocated expenses, net:
Amortization of other acquired intangible assets	7,632	7,349	22,762	22,941
Stock-based compensation	13,090	11,682	39,095	31,380
Restructuring	—	—	—	24
Other unallocated expenses	31,896	38,100	115,614	104,424

Total unallocated expenses, net:	52,618	57,131	177,471	158,769

Operating income	30,393	23,735	50,210	73,453
Other expense, net	(6,673)	(8,617)	(24,503)	(29,163)

Income before provision for income taxes	$23,720	$15,118	$25,707	$44,290